EXHIBIT 99.2

NI 43-101 Technical Report

MERCEDES GOLD-SILVER MINE

Sonora State, Mexico

Prepared for:
Equinox Gold Corp.

Effective Date: December 31, 2020
Signature Date: June 30, 2021

Prepared by the following Qualified Persons:

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

FORWARD-LOOKING INFORMATION

The results of this technical report represent forward-looking information that is subject to numerous known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Forward-looking statements in this Report include, but are not limited to, statements with respect to cash flow forecasts, projected capital, operating and exploration expenditures, targeted cost reductions, mine life and production rates, potential mineralization and metal or mineral recoveries, and information pertaining to potential improvements to financial and operating performance and mine life at the Mercedes Mine that may result from the on-going development of the mine or other initiatives. All forward-looking statements in this report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted.

On April 7, 2021, Equinox Gold Corp (Equinox Gold or the Company) acquired all of Premier's outstanding shares under an agreement dated December 16, 2020, between Equinox Gold, Premier and i-80 Gold Corp. Equinox Gold has asked BBA to readdress this technical report to Equinox Gold to support the Company's disclosure. Other than readdressing this technical report to Equinox Gold, re-dating it and changes to reflect Equinox Gold's acquisition of Premier and non-material clerical changes, no changes have been made to this technical report.

Material assumptions regarding forward-looking statements are discussed in this report, where applicable. In addition to such assumptions, the forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of commodities (including gold, silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; diminishing quantities or grades of reserves; increased costs, delays, suspensions, and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; damage to Equinox Gold Corp’s or Mercedes Mine’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; uncertainty whether the Mercedes Mine will meet Equinox Gold Corp's capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; fluctuations in the currency markets (USD vs MXN); changes in interest rates; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Mexico; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; litigation; contests over title to properties or over access to water, power and other required infrastructure; increased costs and physical risks including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or gold concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect Equinox Gold Corp’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Equinox Gold Corp. All of the forward-looking statements made in this report are qualified by these cautionary statements. Equinox Gold Corp, BBA and the Qualified Persons who authored this report undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law.

June 2021

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

DATE AND SIGNATURE PAGE

This technical report is effective as of the 31st day of December 2020.

“Original signed and sealed on file”	June 30, 2021
Colin Hardie, P. Eng. BBA Inc.	Date

“Original signed and sealed on file”	June 30, 2021
Todd McCracken, P. Geo. BBA Inc.	Date

“Original signed and sealed on file”	June 30, 2021
David Willock, P. Eng. BBA Inc.	Date

“Original signed and sealed on file”	June 30, 2021
Julie-Anaïs Debreil, P. Geo. G Mining Services Inc.	Date

June 2021	BBA Document No.: 6678003-000000-40-ERA-0001-R00

2020 Robert-Bourassa Blvd. Suite 300 Montréal, QC H3A 2A5 T +1 514.866.2111 F +1 514.866.2116 bba.ca

CERTIFICATE OF QUALIFIED PERSON

Colin Hardie, P. Eng.

This certificate applies to the NI 43-101 Technical Report entitled “NI 43-101 Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico” prepared for Equinox Gold Corp., dated June 30, 2021 (the “Technical Report”), and effective as of December 31, 2020.

I, Colin Hardie, P. Eng., as a co-author of the Technical Report, do hereby certify that:

1.	I am the National Director, Mining and Metals Business Line with the firm BBA Inc., located at 2020 Robert-Bourassa Blvd., Suite 300, Montréal, Québec, H3A 2A5, Canada.
2.	I graduated from the University of Toronto, Ontario Canada, in 1996 with a BASc in Geological and Mineral Engineering. In 1999, I graduated from McGill University of Montréal, Québec Canada, with an M. Eng. in Metallurgical Engineering and in 2008 obtained a Master of Business Administration (MBA) degree from the University of Montréal (HEC), Québec Canada.
3.	I am a member in good standing of the Professional Engineers of Ontario (PEO: 90512500) and of the Canadian Institute of Mining, Metallurgy, and Petroleum (Member No. 140556). I have practiced my profession continuously since my graduation.
4.	I have been employed in mining operations, consulting engineering and applied metallurgical research for over 20 years. My relevant project experience includes metallurgical testwork analysis, flowsheet development, cost estimation and financial modeling. Since joining BBA in 2008, I have worked as a senior process engineer and/or lead study integrator for numerous North American iron ore, precious metal, industrial mineral, and base metal projects.
5.	I have read the definition of “qualified person” set out in the NI 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.
6.	I am independent of the issuer applying all the tests in Section 1.5 of NI 43-101.
7.	I am responsible for Chapters 1, 2, 3, 13, 17, 18, 19, 20, 21, 22, 24, 25, 26 and 27 of the Technical Report.
8.	I have not visited the Mercedes Mine property that is the subject of the Technical Report.
9.	I have had no prior involvement with the property that is the subject of the Technical Report.
10.	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.
11.	As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the portions of the Technical Report for which I am responsible not misleading.

Signed this 30th day of June 2021

“Signed and sealed original on file”

Colin Hardie, P. Eng.

BBA Inc.

1010 Lorne Street Unit 101 Sudbury, ON P3C 4R9 T +1 705.265.1119 F +1 450.464.0901 bba.ca

CERTIFICATE OF QUALIFIED PERSON

Todd McCracken, P. Geo.

This certificate applies to the NI 43-101 Technical Report entitled “NI 43-101 Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico” prepared for Equinox Gold Corp., dated June 30, 2021 (the “Technical Report”), and effective as of December 31, 2020.

I, Todd McCracken, P. Geo., as a co-author of the Technical Report, do hereby certify that:

1.      I am the Director – Mining and Geology – Central Canada with the firm BBA Inc., located at 1010 Lorne Street, Unit 101, Sudbury, ON, P3C 4R9, Canada.

2.      I graduated from the University of Waterloo in 1992, with a Bachelor of Science (Honours) in Applied Earth Science.

3.      I am a member of the Association of Professional Geoscientists of Ontario and License (PGO: 0631).

4.      My relevant experience includes 30 years of in exploration, operations and consulting, including resource estimation on Epithermal gold deposits.

5.      I have read the definition of “qualified person” set out in the NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.      I am independent of the issuer applying all the tests in Section 1.5 of NI 43-101.

7.      I am responsible for Chapters 4 to 9, 14 and 23. I am also responsible for contributions to Chapters 1, 25, 26, and 27 of the Technical Report.

8.      I have not visited the Mercedes Mine property that is the subject of the Technical Report.

9.      I have had no prior involvement with the property that is the subject of the Technical Report.

10.   I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

11.   As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the portions of the Technical Report for which I am responsible not misleading.

Signed this 30th day of June 2021

“Signed and sealed original on file”

Todd McCracken, P. Geo.

BBA Inc.

1010 Lorne Street Unit 101 Sudbury, ON P3C 4R9 T +1 705.265.1119 F +1 450.464.0901 bba.ca

CERTIFICATE OF QUALIFIED PERSON

David Willock, P. Eng.

This certificate applies to the NI 43-101 Technical Report entitled “NI 43-101 Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico” prepared for Equinox Gold Corp., dated June 30, 2021 (the “Technical Report”), and effective as of December 31, 2020.

I, David Willock, P. Eng., as a co-author of the Technical Report, do hereby certify that:

1.      I am a Mining Engineer with the firm BBA Inc., located at 1010 Lorne Street, Unit 101, Sudbury, ON, P3C 4R9, Canada.

2.      I graduated from the Laurentian University in 2000 with a Bachelor of Engineering.

3.      I am a member in good standing of the Professional Engineers of Ontario (No: 100113931).

4.      I have been employed in mining engineering, operations and projects for over 20 years. My relevant experience includes underground hard-rock production planning, mine studies, operations supervision and project execution. I have worked as a senior project engineer for numerous North American base metal projects.

5.      I have read the definition of “qualified person” set out in the NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.      I am independent of the issuer applying all the tests in Section 1.5 of NI 43-101.

7.      I am responsible for Chapters 15 and 16. I am also responsible for contributions to Chapters 1, 25, 26, and 27 of the Technical Report.

8.      I have not visited the Mercedes Mine property that is the subject of the Technical Report.

9.      I have had no prior involvement with the property that is the subject of the Technical Report.

10.   I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

11.   As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the portions of the Technical Report for which I am responsible not misleading.

Signed this 30th day of June 2021

“Signed and sealed original on file”

David Willock, P. Eng.

BBA Inc.

7900, W. Taschereau Blvd Building D, Suite 200 Brossard, QC, J4X 1C2

CERTIFICATE OF QUALIFIED PERSON

Julie-Anaïs Debreil, P.Geo., PhD

This certificate applies to the NI 43-101 Technical Report entitled “NI 43-101 Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico” prepared for Equinox Gold Corp., dated June 30, 2021 (the “Technical Report”), and effective as of December 31, 2020.

I, Julie-Anaïs Debreil, P. Geo., PhD, as a co-author of the Technical Report, do hereby certify that:

1.      I am a Senior Geologist at G Mining Services Inc., located at 7900, W. Taschereau Blvd Building D, Suite 200 Brossard, Québec, Canada J4X 1C2

2.      I graduated in 2003 from the Université Versailles-St Quentin, France, with a Bachelor (DEUG) in Physics and Chemistry. Then, I graduated from the Université Paris XI, Orsay, France, in 2007 with a Master (M.Sc.) in Geology. I then graduated in 2014 from the Institut National pour la Recherche Scientifique, Centre Eau-Terre-Environnement (INRS-ETE) in Quebec, Canada, with a PhD.

3.      I am a member in good standing of the Ordre des Géologues du Québec (No: 2106) and of the Professional Geoscientists Ontario (No: 3245). I have practiced my profession continuously since my graduation.

4.      I have been working in the mining industry for over 13 years. My relevant experience includes exploration, 3D modelling, resource estimation and reconciliation process. I worked for Premier Gold Mines from 2015 to March 2021, as a senior geologist for Technical Services with work related to all the assets in different gold and silver environment. At the Mercedes Mine Project, I supervised exploration, resource estimation and reconciliation from 2018 to the time of the purchase of Premier Gold Mines by Equinox Gold.

5.      I have read the definition of “qualified person” set out in the NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.      I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7.       I am responsible for Chapters 10, 11 and 12 of the Technical Report. I am also responsible for contributions to Chapters 1, 14, 25, 26, and 27 of the Technical Report.

8.      My most recent visit to the Mercedes Mine site that is the subject of the Technical Report was on March 2 to 6, 2020. Between 2018 and 2020, I visited the Mercedes Mine Project site on a regular basis as part of my employment with Premier.

9.      I have had prior involvement with the Mercedes Mine Project that is the subject of the Technical Report as an employee of Premier Gold Mines between 2018 and 2021.

10.   I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

11.   As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the portions of the Technical Report for which I am responsible not misleading.

Signed this 30th of June 2021

““Signed and sealed original on file”

Julie-Anaïs Debreil, P.Geo., PhD

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

TABLE OF CONTENTS

1.	SUMMARY			1-1
	1.1	Introduction		1-1
	1.2	Qualified Persons		1-1
	1.3	Property Description and Location		1-2
	1.4	Land Tenure		1-2
	1.5	History		1-3
	1.6	Geology and Mineralization		1-4
	1.7	Exploration, Drilling and Sampling		1-5
	1.8	Mineral Resources		1-6
	1.9	Mineral Reserves		1-9
	1.10	Mining Method		1-10
	1.11	Mineral Processing		1-10
	1.12	Environmental, Permitting, and Social Considerations		1-11
	1.13	Existing Infrastructure		1-11
	1.14	Capital and Operating Cost Estimates		1-12
	1.15	Recommendations		1-13
		1.15.1	Geology and Mineral Resources	1-13
		1.15.2	Mineral Reserves and Life of Mine Planning	1-14
		1.15.3	Metallurgy and Mineral Processing	1-14
		1.15.4	Infrastructure	1-14
2.	INTRODUCTION			2-1
	2.1	Equinox Gold Corp. (EGC)		2-1
	2.2	Basis of Technical Report		2-1
	2.3	Report Responsibility and Qualified Persons		2-2
	2.4	Effective Dates and Declarations		2-4
	2.5	Sources of Information		2-4
		2.5.1	General	2-4
		2.5.2	Specialist Input	2-5
	2.6	Site visits		2-6
	2.7	Currency, Units of Measure, and Calculations		2-6
	2.8	Acknowledgement		2-7

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

3.	RELIANCE ON OTHER EXPERTS			3-1
	3.1	Introduction		3-1
	3.2	Ownership		3-1
	3.3	Royalties and Taxation		3-1
4.	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Land Tenure & Mineral Rights		4-1
	4.2	Environmental Liabilities		4-2
	4.3	Permitting		4-2
	4.4	Other Significant Factors and Risks		4-2
5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources		5-1
	5.4	Infrastructure		5-1
	5.5	Physiography and Vegetation		5-2
6.	HISTORY			6-1
	6.1	Exploration and Development History		6-1
	6.2	FMC Gold Company/Meridian Gold Inc. 1993-2004		6-2
	6.3	Yamana Gold Inc. 2007-2016		6-3
	6.4	Premier Gold Mines 2016-2021		6-3
	6.5	Past Production		6-3
7.	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Property Geology		7-4
	7.3	Vein Mineralogy and Paragenesis		7-6
	7.4	Alteration		7-6
	7.5	Mineralization		7-7
8.	DEPOSIT TYPES			8-1
9.	EXPLORATION			9-1
	9.1	Equinox Gold Corp		9-1
	9.2	Historic Exploration		9-1
	9.3	Exploration Potential		9-2
		x.x.x	xx xxxxxxx	xx-x

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

10.	DRILLING			10-1
	10.1	Equinox Gold Corp		10-1
	10.2	Historic Drilling Practices		10-1
	10.3	2018, 2019 & 2020 Drilling Programs		10-3
	10.4	Mine Channel Sampling		10-6
11.	SAMPLE PREPARATION, ANALYSES AND SECURITY			11-1
	11.1	RC Drilling and Sampling		11-1
		11.1.1	Sample Collection - Wet RC Drilling	11-1
	11.2	Core Drilling and Sampling		11-2
	11.3	Mine Channel Sampling		11-2
		11.3.1	Factors Impacting Reliability of Results	11-3
	11.4	Drill Sample Preparation and Analysis		11-3
	11.5	Mine Production Sample Preparation and Analysis		11-4
	11.6	Exploration Quality Assurance/Quality Control		11-6
		11.6.1	2000-2001 RC Drilling	11-6
		11.6.2	2005 RC and Core Drilling Program	11-6
		11.6.3	2006 RC and Core Drilling Program	11-7
		11.6.4	2007 Core Drilling Program	11-7
		11.6.5	2008 to 2019 Core Drilling Program	11-8
	11.7	Mine Quality Assurance/Quality Control		11-17
		11.7.1	2014 To 2019 QA/QC Results	11-17
12.	DATA VERIFICATION			12-1
	12.1	Site Visit		12-1
	12.2	Sample Preparation, Analytical, QA/QC and Security Procedures		12-1
	12.3	Drillhole Database		12-2
		12.3.1	RPA 2017 Verifications (from Altman and al., 2018)	12-2
		12.3.2	2020 Verifications	12-2
	12.4	Conclusion		12-3
13.	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Plant Operating Data		13-1
14.	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Methodology		14-1

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

	14.2	Resource Database and Validation		14-3
		14.2.1	Drill hole Samples	14-3
		14.2.2	Channel Samples	14-3
	14.3	Geological Interpretation and Modeling		14-4
		14.3.1	Geological Models	14-4
		14.3.2	Overburden and Topography	14-13
	14.4	Data Analysis		14-13
		14.4.1	Raw Assays Statistics	14-13
		14.4.2	Compositing	14-17
		14.4.3	Outlier Handling	14-17
		14.4.4	Bulk Density	14-20
		14.4.5	Minimum Grade	14-20
	14.5	Block Modeling		14-21
		14.5.1	Variography Analysis & Search Ellipsoids	14-22
		14.5.2	Interpolation Method and Parameters	14-26
	14.6	Block Model Validation		14-31
		14.6.1	Visual Validation	14-31
		14.6.2	Statistical Validation	14-32
		14.6.3	Swath Plots Validation	14-34
		14.6.4	Block Model Comparative Analysis	14-37
		14.6.5	Reconciliation	14-38
		14.6.6	Mercedes EOY 2020 BM comparison with EOY 2019 BM	14-40
	14.7	Mineral Resource Classification		14-42
		14.7.1	Mineral Resource Classification for the Mercedes Mine	14-42
		14.7.2	Mining Depletion at the Mercedes Mine	14-43
	14.8	Mercedes Mine Mineral Resource Summary		14-45
		14.8.1	Inclusive Mineral Resource	14-46
		14.8.2	Exclusive Mineral Resource	14-49
15.	MINERAL RESERVE ESTIMATE			15-1
	15.1	Mineral Reserve Calculation Methodology		15-4
	15.2	Dilution		15-4
		15.2.1	Mining Recovery	15-6
	15.3	Cut-off Grade		15-6
	15.4	Classification		15-8

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

16.	MINING METHODS			16-1
	16.1	Mine Design		16-8
	16.2	Mining Methods		16-9
	16.3	Geomechanics, Ground Support		16-12
		16.3.1	Rock Strength & Rock Quality	16-13
		16.3.2	Stability Analysis	16-14
	16.4	Mine Infrastructure		16-15
		16.4.1	Mercedes Mine Access	16-15
		16.4.2	Barrancas, Lagunas, Marianas, and Gap Mine Access	16-15
		16.4.3	Diluvio, Diluvio West, Lupita, and Lupita Extension Mine Access	16-16
		16.4.4	Klondike and Rey de Oro Mine Access	16-16
		16.4.5	Rey de Oro Superior Mine Access	16-17
		16.4.6	Internal Ramps	16-17
		16.4.7	Level Drives and Stope Access	16-18
		16.4.8	Mine Ventilation	16-18
		16.4.9	Mine Dewatering	16-24
		16.4.10	Compressed Air	16-25
		16.4.11	Electrical	16-26
		16.4.12	Communications	16-26
		16.4.13	Mine Maintenance	16-27
		16.4.14	Refuge Stations and Escapeways	16-27
		16.4.15	Mine Equipment	16-27
	16.5	Mine Production		16-30
		16.5.1	Production History	16-30
		16.5.2	2020 Mine vs. Mill Production Reconciliation	16-31
		16.5.3	Life-of-mine Production Schedule	16-32
17.	RECOVERY METHODS			17-1
	17.1	Crushing		17-1
	17.2	Fine Crushing and Conveying		17-1
	17.3	Grinding and Classification		17-2
	17.4	Gravity Concentration		17-2
	17.5	Pre-leach Thickener		17-2
	17.6	Leach Circuit and Counter Current Decantation		17-3
	17.7	Cyanide Recovery Thickener		17-3
	17.8	Tailings Detoxification		17-3

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

	17.9	Merrill-Crowe		17-4
		17.9.1	Refinery	17-4
18.	PROJECT INFRASTRUCTURE			18-1
	18.1	Overview		18-1
	18.2	Tailings Storage Facility		18-3
		18.2.1	Tailings Storage Capacity	18-4
	18.3	Site Water Balance		18-5
19.	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Markets		19-1
	19.2	Contracts		19-1
20.	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Project Permitting		20-1
	20.2	Social or Community Requirements		20-1
	20.3	Mine Closure Requirements		20-3
21.	CAPITAL AND OPERATING COSTS			21-1
	21.1	Capital Costs		21-1
		21.1.1	Current Capital Costs	21-1
		21.1.2	LOM Capital Cost Estimates	21-1
	21.2	Operating Costs		21-2
		21.2.1	Current Operating Costs	21-2
		21.2.2	LOM Operating Cost Estimate	21-3
		21.2.3	Manpower Analysis	21-6
22.	ECONOMIC ANALYSIS			22-1
23.	ADJACENT PROPERTIES			23-1
24.	OTHER RELEVANT DATA AND INFORMATION			24-1
25.	INTERPRETATION AND CONCLUSIONS			25-1
	25.1	Geology and Mineral Resources		25-1
	25.2	Mineral Reserves and Mine Planning		25-3
	25.3	Metallurgy and Mineral Processing		25-4
	25.4	Infrastructure		25-4

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

		xx.x.x	xxxxxx	xx-x
26.	RECOMMENDATIONS			26-1
	26.1	Geology and Mineral Resources		26-1
	26.2	Mineral Reserves and Life of Mine Planning		26-1
	26.3	Metallurgy and Mineral Processing		26-2
	26.4	Infrastructure		26-2
27.	REFERENCES			27-1

APPENDICES

Appendix A: Variography & Search Ellipsoid Parameters

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

LIST OF TABLES
Table 1-1:	Qualified Persons	1-1
Table 1-2:	Drill hole (DH) and channel (CHN) assay datasets in the Mercedes database	1-6
Table 1-3:	Mineral Resource Statement (inclusive of Reserves)	1-8
Table 1-4:	Mineral Resource Statement (exclusive of Reserves)	1-8
Table 1-5:	Mineral Reserve Statement	1-9
Table 1-6:	Forecast LOM Capital Costs (2021 to 2026)	1-12
Table 1-7:	Forecast Unit Operating Costs (2021 to 2026)	1-12
Table 2-1:	Qualified Persons and areas of report responsibility	2-2
Table 4-1:	Mercedes Mineral Concessions(as of March 4, 2020)	4-3
Table 6-1:	Gold production history to December 31, 2020	6-4
Table 7-1:	Principal vein descriptions	7-8
Table 10-1:	Mercedes Mine - Drilling Summary - 2000 to 2020	10-2
Table 10-2:	Exploration & Definition Drilling Targets - years 2018, 2019 & 2020	10-3
Table 11-1:	Sterile samples analysis - Exploration yearly tabulation	11-8
Table 11-2:	Blank samples analysis - Exploration yearly tabulation	11-9
Table 11-3:	Certified standard sample reproducibility analysis - Exploration yearly tabulation	11-10
Table 11-4:	Results of gold and silver standards submitted to the ALS Chemex laboratory in Hermosillo, 2018	11-10
Table 11-5:	Results of gold and silver standards submitted to the ALS Chemex laboratory in Hermosillo, 2019	11-12
Table 11-6:	Results of gold and silver standards submitted to the ALS Chemex laboratory in Hermosillo, 2020	11-13
Table 11-7:	Core duplicate sample analyses - Exploration yearly tabulation	11-14
Table 11-8:	Sterile sample analyses - Mine yearly tabulation	11-17
Table 11-9:	Blank sample analyses - Mine yearly tabulation	11-18
Table 11-10:	Results of gold standards submitted to the Mine laboratory in 2015	11-18
Table 11-11:	Results of silver standards submitted to the Mine laboratory in 2015	11-19
Table 11-12:	Results of gold standards submitted to the Mine laboratory in 2016	11-20
Table 11-13:	Results of silver standards submitted to the Mine laboratory in 2016	11-20
Table 11-14:	Results of gold standards submitted to the Mine laboratory in 2017	11-21
Table 11-15:	Results of silver standards submitted to the Mine laboratory in 2017	11-21
Table 11-16:	Results of gold standards submitted to the Mine laboratory in 2018	11-22
Table 11-17:	Results of silver standards submitted to the Mine laboratory in 2018	11-23
Table 11-18:	Results of gold standards submitted to the Mine laboratory in 2019	11-24

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 11-19:	Results of silver standards submitted to the Mine laboratory in 2019	11-25
Table 11-20:	Results of gold standards submitted to the Mine laboratory in 2020	11-26
Table 11-21:	Results of silver standards submitted to the Mine laboratory in 2020	11-27
Table 12-1:	Assay database per zone and datasets per sample media close-out dates as per MMM	12-1
Table 13-1:	Plant operating performance versus budget (plan)	13-2
Table 14-1:	Drill hole (DH) and channel (CHN) assay datasets in the Mercedes database	14-4
Table 14-2:	Tabulation of the volumetric changes in the geo-model	14-7
Table 14-3:	Sample assay statistics for the 13 deposits and their affiliated mineral zones	14-14
Table 14-4:	Parrish capping analysis on the Diluvio vein system	14-18
Table 14-5:	Composite and capping statistics for the 13 mineral zones	14-19
Table 14-6:	Bulk Density factor determination for the 13 mineralized zones	14-20
Table 14-7:	Block models coordinates and summary parameters	14-21
Table 14-8:	Block model attributes listing	14-22
Table 14-9:	Variography summary parameters, Diluvio principal vein structures	14-25
Table 14-10:	Search Ellipsoid and Interpolation parameters retained for grade and other numerical interpolation of the Diluvio vein system	14-27
Table 14-11:	Block model vs composite summary statistics for gold and silver	14-33
Table 14-12:	Comparative analysis, between CHN+DDH vs DDH-Only BM data	14-37
Table 14-13:	Comparative analysis, between EOY2020 vs EOY2019	14-41
Table 14-14:	Mineral Resource Statement (inclusive of Reserves)	14-45
Table 14-15:	Mineral Resource Statement (exclusive of Reserves)	14-46
Table 14-16:	Cut-off Grade Parameters	14-46
Table 14-17:	Measured Mineral Resource (inclusive of Reserves)	14-47
Table 14-18:	Indicated Mineral Resource (inclusive of Reserves)	14-47
Table 14-19:	Measured and Indicated Mineral Resource (inclusive of Reserves)	14-48
Table 14-20:	Inferred Mineral Resource (inclusive of Reserves)	14-48
Table 14-21:	Measured Mineral Resource (exclusive of Reserves)	14-49
Table 14-22:	Indicate Mineral Resource (exclusive of reserves)	14-50
Table 14-23:	Measured and Indicated Mineral Resource (exclusive of reserves)	14-50
Table 14-24:	Inferred Mineral Resource (exclusive of reserves)	14-51
Table 15-1:	Mineral Reserve Statement	15-1
Table 15-2:	Mineral Reserve estimate broken down by deposit as of December 31, 2020	15-3
Table 15-3:	Estimated dilution & recovery factors by deposit	15-5
Table 15-4:	Recovery factor used for each mining method considered in the Mineral Reserves estimate	15-6

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 15-5:	Cut-off grade split by Diluvio and the other deposits	15-7
Table 15-6:	Reserve qualification parameters to determine the Mineral Reserve estimate	15-8
Table 16-1:	Typical underground development dimensions for the Mercedes Mine deposits	16-8
Table 16-2:	Summary of surface and auxiliary fan requirements and provided airflow per mining area	16-19
Table 16-3:	Diesel equipment airflow requirements	16-24
Table 16-4:	Major fixed and mobile equipment to support mine operations	16-27
Table 16-5:	Key performance metrics for the major mobile equipment at the Mercedes Mine	16-29
Table 16-6:	Mine production history until December 31st, 2020	16-30
Table 16-7:	2021 Life of Mine production plan	16-32
Table 20-1:	Key environmental permits	20-1
Table 20-2:	Closure cost estimate	20-4
Table 21-1:	Current capital costs (2018 to 2020)	21-1
Table 21-2:	Forecast LOM capital costs (2021 to 2026)	21-2
Table 21-3:	Current production metrics and operating costs (2018 to 2020)	21-3
Table 21-4:	Forecast LOM operating costs (2021 to 2026)	21-3
Table 21-5:	Current and forecast operating costs	21-5
Table 21-6:	Current and forecast manpower	21-7
Table 25-1:	Mineral Resource Statement (inclusive of Reserves)	25-2
Table 25-2:	Mineral Resource Statement (exclusive of Reserves)	25-3
Table 25-3:	Mineral Reserve Statement	25-4

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

LIST OF FIGURES
Figure 4-1:	Mercedes gold-silver mine location map (source: Altman, K.A., et al., 2018)	4-4
Figure 4-2:	Mercedes gold-silver mine concession boundary map (source: Premier Gold Mines, 2020) .	4-5
Figure 7-1:	Mercedes Gold-Silver Mine – Local geology (sourced: Altman, K.A. et. al., 2018)	7-2
Figure 7-2:	Mercedes Gold-Silver Mine – Local geology legend (sourced: Altman, K.A. et. al., 2018)	7-3
Figure 7-3:	Local geology and principal vein systems (sourced: Altman, K.A. et. al., 2018)	7-5
Figure 8-1:	Idealized cross-section of a low-sulphidation epithermal system	8-1
Figure 10-1:	Location of the 2018, 2019 and 2020 exploration drilling targets	10-5
Figure 11-1:	Sample preparation and analysis procedure (source: Altman, K.A. et. al., 2018)	11-5
Figure 11-2:	Control chart plot – Gold standards from ALS Chemex laboratory in Hermosillo, 2018	11-11
Figure 11-3:	Control chart plot – Gold standards from ALS Chemex laboratory in Hermosillo, 2019	11-12
Figure 11-4:	Control chart plot – Gold standards from ALS Chemex laboratory in Hermosillo, 2020	11-14
Figure 11-5:	Pulp duplicates reproducibility – 2019 - ALS-Chemex vs Bureau Veritas (ACME) Labs	11-16
Figure 11-6:	Control chart plot – Gold standards from Mine lab, 2019	11-24
Figure 11-7:	Control chart plot – Silver standards from Mine lab, 2019	11-25
Figure 11-8:	Control chart plot – Gold standards from Mine lab, 2020	11-27
Figure 11-9:	Control chart plot – Silver standards from Mine lab, 2019	11-28
Figure 13-1:	Realized versus budgeted throughput (tpy)	13-2
Figure 13-2:	Realized versus budgeted Au feed grade (gpt) and recovery (%)	13-3
Figure 13-3:	Realized versus budgeted Ag feed grade (gpt) and recovery (%)	13-3
Figure 13-4:	Realized gold recovery (%) versus feed grade (gpt)	13-4
Figure 13-5:	Realized silver recovery (%) versus feed grade (gpt)	13-5
Figure 14-1:	Main mineralized zones/ deposits on the Mercedes Mine	14-2
Figure 14-2:	Main trends of mineralization for the Rey de Oro (purple, right) and the Klondike veins (pink, left)	14-5
Figure 14-3:	Lupita deposit reinterpretation from 2019 to 2020 (plan view)	14-8
Figure 14-4:	Aida deposit reinterpretation from 2019 to 2020 (plan view)	14-8
Figure 14-5:	Plan view of Diluvio main trends of mineralization from structural analysis	14-9
Figure 14-6:	Iterative reinterpretation of the Diluvio mineralized veins systems (plan view)	14-10
Figure 14-7:	Plan and sub-section views showing Marianas vein system reinterpretation using structural data	14-12
Figure 14-8:	Variography analysis related to the Diluvio zone 4001	4-24
Figure 14-9:	Visual validation of the Marianas vein system (left) and of Rey de Oro (right)	14-32
Figure 14-10:	Swath plots of the Diluvio deposit, with composite data (orange), CHN+DDH BM (blue), DDH only BM (yellow) and a NN BM (grey)	14-35

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 14-11:	Swath plots of the Lagunas vein the composite data (orange), CHN+DDH BM data (blue), DDH only BM data (green) and NN BM data (grey)	14-36
Figure 14-12:	(Top) Monthly reconciliation of gold grade versus mill output, and	14-39
Figure 14-13:	Sectioned view showing the classification of resources applied to the Diluvio vein system	14-43
Figure 14-14:	Combined 3D view looking east showing (top) the depletion solid tracing the mining development	14-44
Figure 16-1:	Plan view of the Mercedes Gold-Silver Mine site infrastructure	16-2
Figure 16-2:	Isometric long section facing north-east showing the Mercedes deposit as-builts and reserve locations	16-3
Figure 16-3:	Isometric long section facing north-east showing the Lagunas/Barrancas deposit as-builts and reserve locations	16-4
Figure 16-4:	Isometric long section facing north-east showing the Marianas/Lagunas deposit as-builts and reserve locations	16-5
Figure 16-5:	Isometric long section facing north-east showing the Klondike/Rey de Oro deposit as-builts and reserve locations	16-6
Figure 16-6:	Isometric long section facing north-west showing the Diluvio/Lupita/Lupita Extension deposit as-builts and reserve locations	16-7
Figure 16-7:	Long section view cut perpendicular to the strike of the orebody, showing the typical arrangement of the cut & fill method	16-10
Figure 16-8:	Alternate long section cut along strike of the orebody to simulate the cut & fill mining method	16-11
Figure 16-9:	Mercedes Mine area ventilation layout	16-20
Figure 16-10:	Lagunas-Barrancas mining area ventilation layout	16-21
Figure 16-11:	Diluvio Lupita mining area ventilation layout	16-22
Figure 16-12:	Klondike – Rey de Oro mining area ventilation layout	16-23
Figure 16-13:	2020 Mine versus Mill tonnes and grade	16-31
Figure 17-1:	Mercedes Mine – Process flow sheet	17-5
Figure 18-1:	Mercedes Mine infrastructure	18-2
Figure 18-2:	Mercedes Mine tailings storage areas TSF1 and TSF2 (source: Golder, 2019)	18-4
Figure 23-1:	Principal concession holders surrounding the Mercedes Mine concessions, in Sonora, Mexico	23-3

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

TABLE OF ABBREVIATIONS
Abbreviation	Description
2SD	Two standard deviations
3D	Three dimensional
3SD	Three standard deviations
A	Ampere
a	Annum (year)
AA	Atomic absorption
Ag	Silver
Ag-DAT	4-acid digestion
AID	Aida deposit
AISC	All-in sustaining cost
ALS	ALS-Chemex
Au	Gold
AuEq	Gold equivalent
BBA	BBA Inc.
Bbl	barrels
BCA	Barrancas deposit
BHI	Broken Hill deposit
BM	Block model
Bureau Veritas	Bureau Veritas Commodities Canada Ltd.
C$	Canadian dollars
CAF	Cut and fill
CAPEX	Capital expenditure
CBA	Casa Blanca deposit
CCD	Counter Current Decantation
CDN Labs	CDN Resource Laboratories Ltd.
CDO	Corona de Oro deposit
CEMEFI	Centro Mexicano para la Filantropía
CHN	Channel
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CN	Cyanide
COG	Cut-off grade
COVID-19	Coronavirus disease of 2019
CSAMT	Controlled-source Audio-frequency Magnetotellurics
DDH	Diamond drill hole
DH	Drill hole
DIL	Diluvio deposit

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

TABLE OF ABBREVIATIONS
Abbreviation	Description
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
EOY	End of year
ESR	Excellence in Social Responsibility
FA	Fire assay
FAR	Fresh air raise
FF	Full Face, Cut and Fill Stoping
Fischer-Watt	Fischer-Watt Corporation
GAP	Gap deposit
Golder	Golder Associates Inc.
gpt	Grams per tonne
Hg	Mercury
ID3	Inverse Distance Cube
INCO	International Nickel Company
JV	Joint venture
KE	Kriging efficiency
KLN	Klondike deposit
KNA	Kriging neighbourhood analysis
KPI	Key Performance Indicators
LAG	Laguna deposit
LHD	Load haul dump
LHOS	Long hole open stopes
LOM	Life of mine
LOMP	Life of mine plan
LUP	Lupita deposit
MASL	Metres above sea level
MAR	Marianas deposit
Mercedes, the Mine	Mercedes Gold-Silver Mine
Meridian	Meridian Gold Inc.
Minera Sortula	Campbell Chibougamau Mines Limited
MLC	Mine Load Centres
MLI	McClelland Laboratories, Inc.
MMM	Minera Meridian Minerales S. de R.L. de C.V.
Mogul Mining	Mogul Mining Ltd.
MPC	Mine Power Centres
MRE	Mineral resource estimate
MSO	Mine stope optimization

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

TABLE OF ABBREVIATIONS
Abbreviation	Description
MVA	Mega volt ampere
MW	Megawatt
MWh	Megawatt-hour
MXN	Mexican peso
NAD	North American Datum
NI	National Instrument
NN	Nearest neighbour
OCN	Cyanate
OEE	Operator Equipment Efficiency
OK	Ordinary kriging
OP	Open pit
OPEX	Operational expenditure
PEA	Preliminary economic assessment
PPE	Personal protective equipment
Premier	Premier Gold Mines Limited
QA/QC	Quality Assurance / Quality Control
QP	Qualified person
QS	Quartz + Sericite
RAR	Return air raise
RC	Reverse circulation
RDO	Rey de Oro deposit
Rio Sonora	Gerle Gold Ltd.
RL	Relative elevation
ROM	Run of mine
RPA	Roscoe Postle Associates Inc.
RPEE	Reasonable prospect for eventual economic extraction
RQD	Rock quality designation
SB	Split Blasting, Cut and Fill Stoping
SE	Search ellipsoid
SO2	Sulphur dioxide
SOR	Slope of regression
TSF	Tailings storage facility
TSX	Toronto Stock Exchange
UG	Underground
US$	United States dollar
UTM	Universal Transverse Mercator

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

TABLE OF ABBREVIATIONS
Abbreviation	Description
VG	Visible gold
WAD	Weak acid dissociable
Yamana	Yamana Gold Inc.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

TABLE OF ABBREVIATIONS – UNITS OF MEASURE
Unit	Description
Imperial
deg. or °	angular degree
Btu	British thermal units
ft2	square feet
ft3	cubic feet
cfm	cubic feet per minute
°F	Degrees Fahrenheit
ft	feet (12 inches)
fpm	feet per minute
ft/s	feet per second
gal	gallon
gal/h	gallons per hour
gpm	Imperial gallons per minute
ha	hectare
hp	horsepower
hr	hour (60 minutes)
in.	inch
in2	square inch
kCFM	Kilo-cubic feet per minute
lb	pound
M	Mega (million); molar
min	minute (60 seconds)
oz	Troy ounce (31.1035g)
ppb	parts per billion
ppm	parts per million
psia	pounds per square inch absolute
psig	pounds per square inch gauge
s	second
t	Metric ton or tonne
tph	Metric tons per hour
tpd	Metric tons per day
V	volt
W	watt
yr	year (365 days)

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

TABLE OF ABBREVIATIONS – UNITS OF MEASURE
Unit	Description
Metric
deg. or °	angular degree
cal	calorie
cm	centimetre
m3	cubic metre
m3/h	cubic metres per hour
m3/s	cubic metres per second
d	day (24 hours)
°C	Degrees Celsius
dia	diameter
dmt	dry metric ton
dwt	dead-weight ton
G	giga (billion)
g	gram
g/t	grams per tonne
g/L	grams per litre
gpt	grams per tonne
Hz	hertz
h	hour (60 minutes)
J	joule
k	kilo (thousand)
kcal	kilocalorie
kg	kilogram
km	kilometres
km2	square kilometre
km/h	kilometres per hour
kPa	kilopascal
kV	kilovolt
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt hour
L	litre
L/h	litres per hour
L/m	litres per minute
L/s	litres per second
m	metre

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

TABLE OF ABBREVIATIONS – UNITS OF MEASURE
Unit	Description
Metric
µg	microgram
µm	micrometre
MASL	metres above sea level
µm (µ)	micron
mm	millimetre
Mt	Million metric ton
cm2	square centimetre
m2	square metre
t	tonne (1,000 kg) (metric ton)
t/m3	tonnes per cubic metre
tpa	tonnes per year
tpd	tonnes per day
V	volt
W	watt
wk	week
wmt	wet metric ton
wt%	weight percent

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

1.	Summary
1.1	Introduction

In April 2021, Equinox Gold Corp. (Equinox, EGC or the Company), following its friendly acquisition of Premier Gold Mines, retained BBA Inc. (BBA) and Julie-Anaïs Debreil, a Senior Geologist from G Mining Services Inc. (G Mining) and formally Senior Geologist with Premier Gold, to carry out an audit of the Mineral Reserves and Mineral Resources and to prepare an updated independent technical report on the Mercedes Gold-Silver Mine (Mercedes or the Mine) of the Company’s wholly-owned subsidiary, Minera Meridian Minerales S. de R.L. de C.V. (MMM), located in Sonora State, Mexico.

The purpose of this independent technical report is to support the disclosure of Mineral Reserves and Mineral Resources at the Mine as of December 31, 2020. This technical report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Equinox is a Canadian mining company with eight operating gold mines, construction underway at a ninth site, and has several high potential development and expansion projects. Equinox operates entirely in the Americas with properties in Canada, the United States, Mexico and Brazil.

The Qualified Persons (QPs) are not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve and Mineral Resource estimate.

1.2	Qualified Persons

The following individuals have served as QPs as set out in the NI 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101):

Table 1-1: Qualified Persons

Qualified Person	Firm	Chapters / Sections	Site Visit
Julie-Anaïs Debreil, P. Geo.	G Mining	10, 11, 12	Yes
Colin Hardie, P. Eng.	BBA	1, 2, 3, 13, 17, 18, 19, 20, 21, 22, 24, 25, 26, 27	No
Todd McCracken, P. Geo.	BBA	4, 5, 6, 7, 8, 9, 14, 23	No
David Willock, P. Eng.	BBA	15, 16	No

All QPs contributed to Chapters 1, 25, 26 and 27, based upon their respective scope of work and the chapters/sections under their responsibility.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Julie-Anaïs Debreil last conducted a site visit to the Mercedes Mine between March 2-6, 2020, while employed as a Senior Geologist with Premier Gold. The other QPs were unable to complete site visits due to COVID-19 restrictions in 2020/2021.

1.3	Property Description and Location

The Mercedes mining operation is located in the state of Sonora, northwest Mexico, within the Cucurpe municipality (30°19’47” N latitude and 110°29’02” W longitude). The Mine is located 250 km northeast of Hermosillo, Sonora’s capital city, and 300 km south of Tucson, Arizona, United States.

1.4	Land Tenure

The Mercedes property consists of approximately 69,285 ha of mineral concessions under lease from the government of Mexico. The area is covered by 43 mineral concessions, all of which have been titled as Mining Concessions, according to Mexican mining law. The titles are valid for 50 years from the date titled. All of the concessions are owned by MMM, a wholly owned subsidiary of Equinox. All of the concessions are in good standing with mining law obligations through semi-annual tax payments and required assessment work.

The areas of interest at Mercedes are located on private land. A surface access agreement has been in place with the owner of the private land surrounding the Mine since 2000.

Production from the Mercedes property is subject to a 1% net smelter return royalty payable to an independent third party commencing on the earlier of 450,000 ounces of gold production or July 28, 2022. Silver and gold production from the Mercedes property are also subject to a purchase and sale agreement whereby 100% (until 3.75 million silver ounces have been delivered, then dropping to 30%) of the silver production from the Mercedes property is sold at a price equal to 20% of the prevailing market silver price with minimum annual deliveries of 300,000 ounces of silver until 2,100,000 ounces of silver have been delivered. Further, 1,000 ounces of gold production per quarter, subject to adjustment based on the prevailing market gold price (and plus an additional 6.5% of such adjusted amount), must be delivered at a price of 0% of the prevailing market gold price until 9,000 ounces of gold have been delivered.

MMM has all required permits to conduct work on the property. The QPs are not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform work on the property.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

1.5	History

Exploration and development work was conducted in at least two or three distinct periods. The Mercedes, Tucabe, Saucito, Anita, Klondike, Rey de Oro, Reina, and Ponchena veins were the focus of exploration and development work on a limited to moderate scale during the late 19th and early 20th century. Very little information is available on this work.

The Tucabe vein was mined around the early 1900s. A cyanide mill was constructed on the site and the Tucabe vein was accessed through a series of tunnels and shafts, covering over 600 m of strike and a vertical range of over 150 m. The Mercedes vein was discovered in 1936. Anaconda Copper Company optioned the property in 1937 and spent two years exploring underground.

In the mid 1990’s, the Fomento Minero, an agency of the Mexican government, conducted surface and underground sampling of the Tucabe vein to evaluate potential for an open pit, heap leach operation. A number of companies indicated interest and conducted investigation on the property, including Mogul Mining Ltd. (Mogul Mining), Rio Sonora (Gerle Gold Ltd.), and Minera Sierra Madre, which evaluated the property and completed some exploratory drilling in 1996.

The Mercedes and Klondike Mine areas were first examined by Meridian Gold Inc.’s (Meridian) predecessor, FMC Gold Company, in 1993 as part of a regional exploration program in Mexico. Meridian geologists completed surface and underground mapping and sampling in 2000 with RC drilling focusing on the Klondike and Mercedes zones in 2001, leading to the discovery of a vein-hosted mineralized zone at Mercedes and significant mineralization at Klondike.

In 2002, Meridian entered into a joint venture (JV) with Fischer-Watt Corporation (Fischer-Watt), to continue exploration at Mercedes. Fischer-Watt carried out limited metallurgical testing and developed a preliminary design for underground development on the Mercedes vein. The JV was terminated in the fall of 2004 and the property was returned to Meridian.

The exploration program conducted in 2005 resulted in the discovery of the bonanza grade Corona de Oro shoot in the Mercedes vein. Drilling expanded in 2006-2007, focusing on the Mercedes, Klondike, and Lupita veins.

In October 2007, Yamana Gold Inc. (Yamana) took control over the property and subsequently carried out surface mapping, geochemical exploration, and drilling. An aggressive drilling and development program was initiated to assess the potential of the property and bring it to a feasibility study stage. Drilling from 2009 to 2016, focusing on district exploration outside of the Mercedes-Klondike systems, resulted in the discovery of the Barrancas vein zone, the Diluvio zone at Lupita, and the expansion of the Rey de Oro vein system.

In October 2016, Premier Gold Mines acquired the Mercedes Mine from Yamana Gold.

In April 2021, Equinox Gold Corp. acquired Premier Gold Mines, assuming full responsibility for the Mercedes operation.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The Mercedes Mine began production in 2011 and up to December 31, 2020, 5,841.0 Mt grading 4.42 gpt Au and 49.5 gpt Ag have been processed, with a total of approximately 781,800 ounces of gold and 3,356,200 ounces of silver produced.

1.6	Geology and Mineralization

Regional Geology

The geology of north-central Sonora displays a complex history of tectonic and magmatic activity. The oldest known rocks are folded and variably metamorphosed late Jurassic volcanic sedimentary rocks and lower Cretaceous calcareous sediments.

The sedimentary basement rocks are covered by thick and aerially extensive sequences of upper Cretaceous felsic volcanic rocks, which are in turn locally intruded and overlain by upper Cretaceous andesite flow and intrusive units. This entire rock package was then intruded by a series of granitic to granodioritic stocks and dykes. Continued volcanic activity through the Oligocene produced a bi-modal suite of flows and volcaniclastic units.

The Miocene was dominated by extension, erosion, and limited volcanic activity. Thick and regionally extensive sequences of polymictic conglomerate and arenite, which are locally intercalated with felsic volcanic units, fill extensional basins throughout north-central Sonora.

Property Geology and Mineralization

Two northwest trending arches with exposed Jurassic marine sediments and Cretaceous lithic and quartz-lithic tuff units dominate the local geology. The arches have been intruded by at least three stages of dikes and small stocks, ranging in composition from andesite to latite and rhyolite. Marginal to the northwest trending arches, andesitic volcanic flows and flow breccias have been deposited in at least three west-northwest trending basins. Dikes of andesite and latite crosscut the andesite flow package.

Gold-silver mineralization on the Mercedes property is hosted within epithermal, low sulphidation (adularia-sericite) veins, stockwork, and breccia zones. Over 16.5 km of veins have been identified within or marginal to the andesite-filled basins, which constitute the primary exploration target on the property. Major veins typically trend N30º-70ºW at 60º to 90º dips following the major regional structural pattern. Veins typically dip at greater than 60º, but locally range as low as 25º. Post-mineral latite dikes fill some of the same northwest trending structures that host some of the veins, locally destroying mineralization as emplaced.

The mineralized zones display a combination of fissure vein, stockwork, and breccia morphologies that change rapidly on strike and dip. The zones range in width from less than one metre to composite vein/stockwork/breccia zones up to 15 m wide. In the Diluvio zone, gold-silver bearing vein/stockwork zones locally attain thicknesses in excess of 100 m. The length of individual veins varies from 100 m to over three kilometres. Property-wide, gold-silver bearing veins occur over a vertical range of 700 m (600 m to 1,300 m).

June 2021	1-4

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Mineralogical studies identified opaque minerals, including iron oxides, pyrite, gold, electrum, stibnite, and rare pyrargyrite, within a gangue of substantial chalcedony, quartz, and carbonate.

Metallurgical studies have identified the presence of very small quantities of native gold, native silver, electrum, pyrargyrite, stibnite, galena, sphalerite, and chalcopyrite in heavy mineral concentrates. Copper minerals such as malachite and chrysocolla are most common as fracture fillings in breccias at Klondike, although rare specks are also seen in the Mercedes and Lupita-Diluvio veins.

1.7	Exploration, Drilling and Sampling

Between 2016 and 2021, Premier Gold, the previous owner of the mine, performed both surface and underground drilling programs totalling 166,795 m in 1,079 core holes. The work program tested extensions of the known vein systems in addition to exploration to discover new mineralized horizons.

The primary target areas and objectives in recent times have been:

•	Mineralization proximal to the main Mercedes/Barrancas/Lagunas trend;
•	Expanding and confirming resource/reserve potential at Diluvio-Lupita, particularly during 2018-2019;
•	Defining underground opportunity at Rey de Oro;
•	Defining the underground opportunity and potential at Aida (2018) and Marianas (2019);
•	Pursuing surface exploration to explore for new target areas on the property.

Mineralized zones at Mercedes, Klondike, Barrancas, Diluvio, Lupita, Marianas and Rey de Oro were drilled on approximately 20 m to 30 m centres, using a combination of diamond drilling with a small amount of RC drilling.

Mineralized zones at Mercedes, (Aida, Gap, Casa Blanca, Corona de Oro, Lagunas), Klondike, Diluvio, Lupita, and fewer on Marianas and Rey de Oro, have been sampled punctually, if not regularly, along and as the mine sublevels traversing the ore zones were driven.

The sample database for Mercedes, as of December 12, 2020, consisted of 3,198 surface and underground drill holes with a cumulative length of 683,354 m (Table 1-2) and some 19,922 channel samples collected underground at the advancing/working faces, totaling some 94,969 m.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 1-2: Drill hole (DH) and channel (CHN) assay datasets in the Mercedes database

(as of December 12, 2020)

Zone	Number of Channels	Total Length	Number of Channel Assays	Number of Drill holes	Total length	Number of Drill hole Assays
Aida	521	2,214	2,573	322	64,992	14,305
Barrancas	2,339	11,413	14,861	165	38,850	12,523
Brecha Hill	1,490	6,676	8,463	441	90,765	19,412
Casa Blanca	2,544	11,940	14,472	384	65,446	18,428
Corona de Oro	3,489	16,534	19,828	323	69,195	16,296
Diluvio	2,721	15,627	17,402	283	81,682	31,080
Gap	222	1,121	1,404	117	28,394	9,996
Klondike	1,732	7,131	9,044	188	36,137	9,776
Lagunas	2,473	11,667	14,709	221	57,708	17,915
Lupita	1,601	6,470	6,897	328	59,861	8,727
Marianas	37	158	203	131	43,909	10,567
Rey de Oro	753	4,017	4,498	261	38,288	17,111
San Martin	0	0.00	0	34	8,127	1,736
Total	19,922	94,969	114,354	3,198	683,354	187,872
1.8	Mineral Resources

For this report, Todd McCracken (QP) has reviewed the Mineral Resource estimates of the various deposits at the Mine as reported by MMM as of December 31, 2020. As part of this review, the QP carried out a visual and statistical review of the geological solids, drill hole databases, composite databases, and block models for the 13 deposits documented at Mercedes, that is the: Aida, Barrancas, Brecha Hill, Casa Blanca, Corona de Oro, Diluvio, Gap, Klondike, Lagunas, Lupita, Marianas and Rey de Oro. A sub-deposit, San Martin, is a lateral extension currently being drilled, of the Lupita deposit. All Mineral Resources pertaining to the San Martin extension were classified as Inferred.

This technical report reviews the data, procedures and methodology employed, and checks the estimation results obtained, on some of the zones that contribute the most to the Mineral Resource inventory at Mercedes.

The QP found that the changes brought about by the reinterpretation and re-contouring of some of the veins in some of the deposits, as well as the additional channel sample and drill hole data and their treatment in grade interpolation, are reasonable and essentially account for the changes noted in comparing the current resource estimate with those of EOY2018 and EOY2019.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Overall, the QP found the methodology and parameters used were reasonable and that interpolated block grades agreed generally well with those of the composite grades at the local scale. Mine to mill monthly reconciliations have shown encouraging results at MMM, with resource modeled grades lately showing close reconciliation with the plant output, within an overall 5% margin from the production figures achieved for the 3rd and 4th quarter, 2020.

The total Measured plus Indicated Mineral Resources, inclusive of reserves, amount to approximately 4.5 million tonnes grading 4.17 gpt Au and 38.4 gpt Ag, containing approximately 602 K ounces of gold and 5.5 million ounces of silver. The Inferred Mineral Resources total 1.5 million tonnes grading 4.74 gpt Au and 44.1 gpt Ag, containing approximately 236 K ounces of gold and 2.2 million ounces of silver. The Mineral Resource estimates are based upon a nominal cut-off of 1.70 gpt Au.

The Mineral Resources, inclusive of Mineral Reserves, of the various deposits at Mercedes as of December 31, 2020, are tabulated in Table 1-3. The Mineral Resources, exclusive of Mineral Reserves, of the various deposits at Mercedes as of December 31, 2020, are tabulated in Table 1-4.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 1-3: Mineral Resource Statement (inclusive of Reserves)

	Tonne	Grade	Contained Metal
Classification	(000)	Au (g/t)	Ag (g/t)	Au oz (000)	Ag oz (000)
Measured	858	4.48	36.5	124	1,005
Indicated	3,627	4.10	38.9	478	4,537
Total M+I	4,485	4.17	38.4	602	5,543
Inferred	1,548	4.74	44.1	236	2,192

1.	The effective date of the 2020 MRE is December 31, 2020.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.
4.	The mineral resource cut-off grade of 1.70 gpt gold was calculated using the following parameters: gold price = $1,500/oz; metallurgical recoveries of 95.5% for gold; refining charges $8.48/oz gold; mining costs of $44.70, processing costs of $21.60 and G&A costs of $13.00 per tonne of ore (all costs in USD).
5.	Calculations used metric units (metre, tonne). Any discrepancies in total amounts are due to rounding.
6.	Todd McCracken, P. Geo. is the qualified person for the mineral resource statement as defined by NI 43-101.
7.	The CIM Definition Standards on Mineral Resource and Reserves (2014) have been followed.

Table 1-4: Mineral Resource Statement (exclusive of Reserves)

	Tonne	Grade	Contained Metal
Classification	(000)	Au (g/t)	Ag (g/t)	Au oz (000)	Ag oz (000)
Measured	521	3.59	31.2	60	522
Indicated	2,220	3.22	36.9	230	2,633
Total M+I	2,742	3.29	35.8	290	3,155
Inferred	1,545	4.73	44.0	235	2,186

1.	The effective date of the 2020 MRE is December 31, 2020.
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.
4.	The mineral resource cut-off grade of 1.70 gpt gold was calculated using the following parameters: gold price = $1,500/oz; metallurgical recoveries of 95.5% for gold; refining charges $8.48/oz gold; mining costs of $44.70, processing costs of $21.60 and G&A costs of $13.00 per tonne of ore (all costs in USD).
5.	Calculations used metric units (metre, tonne). Any discrepancies in total amounts are due to rounding.
6.	Todd McCracken, P. Geo. is the qualified person for the mineral resource statement as defined by NI 43-101.
7.	The CIM Definition Standards on Mineral Resource and Reserves (2014) have been followed.

June 2021	1-8

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

1.9	Mineral Reserves

The Mercedes Mine has been in continuous operation since 2011. The Mineral Reserves are entirely underground Mineral Reserves.

Mineral Reserves are estimated by the application of designed mining shapes, governed by a minimum mining width of 3.5 m, to the Mineral Resource shapes. Appropriate factors for planned dilution, unplanned dilution and ore recovery have been included as part of the estimate.

The Mineral Reserves for the Mercedes Mine are shown in Table 1-5 and total 2.6 million tonnes at an average grade of 3.89 gpt Au and 29.2 gpt Ag, containing approximately 325 K ounces of gold and 2.45 million ounces of silver in the Proven and Probable categories.

David Willock (QP) has reviewed the work by Mercedes Mine personnel, related to the estimation of the Mineral Reserves, and is of the opinion that the Mineral Reserves have been estimated in an appropriate manner.

Table 1-5: Mineral Reserve Statement

Mineral Reserve Class	Tonne	Grade		Contained Metal
	(000)	Au (gpt)	Ag (gpt)	Au oz (000)	Ag oz (000)
Proven Underground	381	5.47	41.3	67	507
Probable Underground	2,224	3.61	27.2	258	1,943
Proven & Probable	2,605	3.89	29.2	325	2,450
1.	CIM Definitions Standards on Mineral Resource and Reserves (2014) have been followed.
2.	Mineral Reserves are minable tonnes and grades; the reference point is the mill feed at the primary crusher
3.	Mineral Reserves are estimated at a cut-off of 2.10 gpt Au, except Diluvio, which is estimated at 2.00 gpt Au.
4.	Cut-off grade assumes a price of gold of US$1,350 per ounce, a 95.5% gold metallurgical recovery; US$45.09/t mining cost, US$19.59/t processing costs, US$13.00/t G&A and US$8.48/oz refining costs.
5.	A minimum mining width of 3.5 m was used in the creation of all reserve blocks.
6.	Bulk density for ore varies by deposit from 2.22 t/mᶾ to 2.57 t/mᶾ and 2.40 t/mᶾ for waste.
7.	Numbers may not add due to rounding.
8.	David Willock, P. Eng. is the qualified person for the mineral reserve statement as defined by NI 43-101.
9.	Rey de Oro Sup deposit was previously classified as open pit mining reserves. The change-of-use land permit has been requested by MMM and is awaiting approval from the Mexican Mines Bureau. The deposit has been scheduled at the end of the life-of-mine plan to avert any risk associated with the permitting.

June 2021	1-9

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

1.10	Mining Method

Mercedes is a fully mechanized, ramp-access, underground mine with five underground mining areas; Mercedes, Barrancas, Lupita, Diluvio and Rey de Oro. The main ramps are driven at a nominal grade of 15% and are 4.5 m wide by 4.3 m high. The main ramps are generally located approximately 136 m from the main mineralized zone in the footwall.

The average production rate over the 5-year mine life is approximately 1,450 tpd with the highest month averaging 1,852 tpd. Ore is hauled to surface via the main ramps and stockpiled on surface near the individual portals. Ore from the Barrancas, Lupita, Diluvio, and Rey de Oro mines is subsequently hauled to a common stockpile area near the jaw crusher.

The Reserve Estimate has all areas being mined by mechanized cut and fill methods. It is anticipated that, where ground conditions and ore volume permit, long-hole stoping (uppers) may be employed to improve economics within portions of the Diluvio and Diluvio West deposits.

The Rey de Oro deposit, previously planned as an open pit, will now be mined as an underground operation with production beginning in 2024.

David Willock (QP) is of the opinion that the selected mining methods are appropriate for the deposits.

1.11	Mineral Processing

The processing facilities at Mercedes are based upon conventional milling with Merrill-Crowe recovery of gold and silver as listed below:

•	Three-stage crushing with closed circuit tertiary crushing operating at 2,000 tpd;
•	Mill operated in closed circuit with cyclones;
•	Gravity concentration;
•	Agitated leach;
•	Counter current decantation;
•	Merrill-Crowe zinc precipitation;
•	Smelting;
•	Cyanide detoxification of tailings;
•	Tailings disposal.

June 2021	1-10

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

1.12	Environmental, Permitting, and Social Considerations

The Mercedes operation is in production and operating within the environmental framework of Premier Gold, the former mine owners. The site operates under a corporate responsibility program that includes corporate responsibility, community relations, environment, and health and safety.

MMM has a comprehensive and strong community program in the community of Cucurpe, Sonora, approximately 22 km west of the Mine. Although the site is located within private land purchased from a local rancher, different social and economic programs have been established at the community of Cucurpe.

An approximate closure schedule was developed by Golder Associates Inc. (Golder) based upon the connections between and the durations of the various closure activities. The closure schedule was prepared assuming that the work will be distributed sequentially throughout the closure construction period to ensure constant progress and minimize possible delays due to activity dependencies. The duration of the closure period is approximately six and a half years. The post-closure care period was assumed to be 20 years. The closure plan was originally developed by Golder in 2014, was updated in 2018 and updated again in 2019, based upon assumed closure activities beginning in 2024. The total direct and indirect cost of the closure and post-closure of Mercedes was estimated at approximately $14,485,000, which are mostly concentrated in the first four years, with most closure activities being completed by 2028. The post-closure period begins in 2030.

1.13	Existing Infrastructure

Mercedes possesses all required infrastructure necessary for a mining complex, including:

•	Mine and mill infrastructure including office buildings, shops, and equipment;
•	A tailings storage facility (TSF2) with the capacity to contain tailings production to Q2 2025. Plans are in place to construct a third tailings facility (TSF3) to meet LOM requirements.
•	Local water supplies from the mine’s and dewatering wells;
•	Electric power from the national grid by way of a 65 km 115 kV power line;
•	Mine ventilation fans and ventilation systems;
•	Haulage roads from the various mine areas to the plant;
•	Stockpile areas;
•	Maintenance facilities;
•	Administrative office facilities;
•	Core storage and exploration offices;
•	Security gates and manned security posts at mine entries;
•	Access road network connecting the mine infrastructure to public roads.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

1.14	Capital and Operating Cost Estimates

Mercedes is currently operating, and the capital cost estimate covers the ongoing operations. The LOM sustaining capital expenditures total US$64.0 million as summarized in Table 1-6 as per the MMM 2020 budget.

Table 1-6: Forecast LOM Capital Costs (2021 to 2026)

Cost/Category	Unit	2021F	2022F	2023F	2024F	2025F	2026F	Total
Buildings & Infrastructure	US$ 000	797	1,918	1,838	298	654	224	5,729
Hardware & Software	US$ 000	73	-	-	-	-	-	73
Machinery & Equipment	US$ 000	4,261	2,241	1,890	1,890	-	-	10,281
Vehicles	US$ 000	491	-	-	-	-	-	491
Underground Mine Development	US$ 000	3,168	6,960	6,543	1,086	2,237	771	20,765
Delineation Drilling- Sustaining	US$ 000	3,988	2,377	2,377	2,377	-	-	11,119
Subtotal Sustaining Capital Cost	US$ 000	12,777	13,496	12,648	5,651	2,891	996	48,458
Expansionary Mine Development	US$ 000	881	-	-	-	-	-	881
Tailings Dam Expansion -TSF2	US$ 000	3,173	-				-	3,173
Tailings Dam Construction - TSF3	US$ 000			222	1,928	1,750		3,900
Subtotal Expansionary Capital Cost	US$ 000	4,054	-	222	1,928	1,750	-	7,954
Exploration Drilling	US$ 000	1,295	2,104	2,104	2,104	-	-	7,608
Total	US$ 000	18,126	15,600	14,974	9,683	4,641	996	64,020

The capital plan is based upon continued development and further exploration of Mine areas as well as the construction of a new tailing storage facility (TSF3).

The unit operating costs for the life of mine (LOM) are summarized in Table 1-7 as per the MMM 2020 budget. Forecast LOM operating costs are the result of initially focusing mining activities on two production areas, Diluvio and Lupita, bringing additional mining zones into production, and closely managing the skills and numbers of employees needed to support the LOM mine plan.

Table 1-7: Forecast Unit Operating Costs (2021 to 2026)

Production / Cost Metric	Unit	2021F	2022F	2023F	2024F	2025F	2026F	Average
Cost Metrics
Mine	US$/t	43	37	38	34	37	37	37
Plant	US$/t	23	20	20	19	20	20	20
General and Administration	US$/t	13	10	10	9	10	10	10
Site Overhead	US$/t	4	3	3	3	3	3	3
Overall	US$/t	83	69	70	65	70	70	71

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

1.15	Recommendations

The Qualified Persons (QPs) have the following recommendations:

1.15.1	Geology and Mineral Resources
•	Continue to use analytical method Ag-DAT (4-acid digestion) instead of the FA-gravimetric finish method. From the QA/QC control plots, it appears that the Ag-DAT method produces more consistent results;
•	To help improve the silver assaying, review the use of the CDN-ME-1311 standard. It is suggested that the CDN-ME-1311 standard, which accounts for the most failures in QA/QC control plots, may be comprised of a matrix that is more suited to oxidized material and is incompatible with the samples and flux used in the lab;
•	As an accuracy check, three to five percent of the samples analyzed by the Mercedes Mine laboratory should be sent to a second independent laboratory;
•	Construct mineralization wireframes using a minimum mineable thickness and incorporate any necessary dilution to allow appropriate mining dimensions and potentially economic extraction, and/or use grade-thickness value contouring of the mineralized bodies;
•	Further analyze and review the compositing strategy used for the channel sample (CHN) and drill hole (DH) datasets. The comparative analysis has revealed typically higher average grades for the channel sample composites compared to the drill hole sample data. This suggests a dissimilar behavior or nature between the two datasets and/or perhaps the existence of a bias, introduced either during sampling or during the analytical process. An assessment of the sampling practices for collecting channel sample data may be warranted. The use of mechanical tools for carrying out underground channel sampling is recommended to curtail a possible bias;
•	Systematically conduct a kriging neighbourhood analysis (KNA) test to better assess the ordinary kriging (OK) interpolation parameters. The KNA provides a quantitative method of testing different estimation parameters by evaluating their impact on the quality of the results. The interpretation of KNA graphs would help to select the optimal value for each parameter and validate the parameters;
•	Reconcile the high yield threshold parameters with mined areas to determine if the grades are being underestimated in restricted areas.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

1.15.2	Mineral Reserves and Life of Mine Planning
•	Enhance the scheduling process to align with project execution;
•	Monitor metal price fluctuations and trends and adapt the LOM plan as required to maximize value;
•	Optimize MSO variables to suit the mining method selected to enhance the project economics;
•	Integrate short term planning process to improve the production profile;
•	Develop a waste balance on an annual basis to optimize the production profile;
•	Consider alternative mining methods in Diluvio and Diluvio West to enhance project economics;
•	Ensure that ventilation models are updated regularly to reflect the current state of the vent system;
•	Create and maintain airflow allocation tables in accordance with NOM-023;
•	Maintain adequate air velocities for effective gas clearing and heat mitigation.
1.15.3	Metallurgy and Mineral Processing
•	Continue to be proactive in improving the operations;
•	Complete an evaluation of available data to determine whether gold and silver recovery is a function of head grade, deposit type or other parameters. If so, the correlations may be used to provide more accurate estimates for budgeting purposes.
1.15.4	Infrastructure
•	Initiate a tailings management capacity study for TSF3 to determine future needs based upon the LOM and existing tailings facilities;
•	Track and update the site wide water balance on a regular basis to support ongoing operations. The water balance is an important tool to track trends and conduct short-term predictions through simulation of variable operating and/or climatic scenarios to support decision making associated with pond operation, e.g. understanding pond volumes and water availability for ore processing and maintaining adequate freeboard in the TSFs at all times;
•	The project site and infrastructure should be assessed annually so that the viability of the basis for the closure plan can continually be checked and the plans can be changed, if necessary, long before closure actually commences. Cost estimates for closure should continue to be updated as the concepts continue to be refined and the design of closure components advances.

June 2021	1-14

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

2.	Introduction

In April 2021, Equinox Gold Corp (Equinox, EGC or the Company) following its friendly acquisition of Premier Gold Mines, retained BBA Inc. (BBA) and Julie-Anaïs Debreil, Senior Geologist at G Mining Services, formally Senior Geologist with Premier Gold, to carry out an audit of the Mineral Reserves and Mineral Resources and to prepare an updated independent technical report on the Mercedes Gold-Silver Mine (Mercedes or the Mine) of the Company’s wholly-owned subsidiary Minera Meridian Minerales S. de R.L. de C.V. (MMM), located in Sonora State, Mexico.

BBA is an independent engineering consulting firm headquartered in Mont-Saint-Hilaire, Québec with mining teams based in downtown Montréal, Québec and Sudbury, Ontario.

The purpose of this independent technical report is to support the disclosure of Mineral Reserves and Mineral Resources at the Mine in accordance with the guidelines of the Canadian Securities Administrators National Instrument 43 - 101 and Form 43-101F1.

2.1	Equinox Gold Corp. (EGC)

Equinox is a Canadian mining company with seven operating gold mines, construction underway at an eighth site, a multi-million-ounce gold reserve base and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas with properties in Canada, the United States, Mexico and Brazil.

Currently, the major assets and facilities associated with EGC’s Mercedes Gold-Silver Mine in Mexico are:

•	Mineral Reserves and Mineral Resources in 13 underground deposits on the property. In 2020 Mercedes produced approximately 35k ounces of gold and 168k ounces of silver;
•	Grinding and gravity circuit ahead of an agitated leach with counter current decantation (CCD) wash circuit and Merrill-Crowe circuit, followed by an INCO SO2/air cyanide destruction circuit. The processing plant has a production capacity of 2,000 tpd and produces gold silver doré;
•	Mine and mill infrastructure, including office buildings, shops and equipment;
•	A tailings storage facility (TSF) with sufficient capacity until 2025.
2.2	Basis of Technical Report

The following technical report presents the results of an audit of the Mineral Reserves and Mineral Resources for Mercedes Gold-Silver Mine located in Sonora State, Mexico. As of the date of this technical report, EGC’s common shares are listed on the TSX and the NYSE American under the trading symbol EQX, with its head office situated at:

June 2021	2-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Suite 1501, 700 West Pender St.

Vancouver, BC, V6C 1G8 Canada

This technical report, titled “Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico”, was prepared by Qualified Persons (QPs) following the guidelines of the NI 43-101 and in conformity with the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.

2.3	Report Responsibility and Qualified Persons

The following individuals, by virtue of their education, experience and professional association, are considered QPs as defined in the NI 43-101, and are members in good standing of appropriate professional institutions:

•	Julie-Anaïs Debreil, P. Geo.	G Mining Services Inc.
•	Colin Hardie, P. Eng.	BBA Inc.
•	Todd McCracken, P. Geo.	BBA Inc.
•	David Willock, P. Eng.	BBA Inc.

The preceding QPs have contributed to the writing of this technical report and have provided QP certificates, included at the beginning of this technical report. The information contained in the certificates outlines the sections in this technical report for which each QP is responsible. Each QP has also contributed figures, tables and portions of Chapters 1 (Summary), 25 (Interpretation and Conclusions), and 26 (Recommendations). Table 2-1 outlines the responsibilities for the various sections of the technical report and the name of the corresponding Qualified Person.

Table 2-1: Qualified Persons and areas of report responsibility

Chapter	Description	Qualified Person	Company	Comments and exceptions
1.	Executive Summary	C. Hardie	BBA	All QPs contributed based on their respective scope of work and the Chapters/Sections under their responsibility.
2.	Introduction	C. Hardie	BBA
3.	Reliance on other Experts	C. Hardie	BBA
4.	Project Property Description and Location	T. McCracken	BBA
5.	Accessibility, Climate, Local Resource, Infrastructure and Physiography	T. McCracken	BBA
6.	History	T. McCracken	BBA

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Chapter	Description	Qualified Person	Company	Comments and exceptions
7.	Geological Setting and Mineralization	T. McCracken	BBA
8.	Deposit Types	T. McCracken	BBA
9.	Exploration	T. McCracken	BBA
10.	Drilling	J-A Debreil	G Mining
11.	Sample Preparation, Analyses and Security	J-A Debreil	G Mining
12.	Data Verification	J-A Debreil	G Mining
13.	Mineral Processing and Metallurgical Testing	C. Hardie	BBA
14.	Mineral Resource Estimate	T. McCracken	BBA
15.	Mineral Reserve Estimate	D. Willock	BBA
16.	Mining Methods	D. Willock	BBA
17.	Recovery Methods	C. Hardie	BBA
18.	Project Infrastructure	C. Hardie	BBA
19.	Market Studies and Contracts	C. Hardie	BBA
20.	Environmental Studies, Permitting, and Social or Community Impact	C. Hardie	BBA
21.	Capital and Operating Costs	C. Hardie	BBA
22.	Economic Analysis	C. Hardie	BBA
23.	Adjacent Properties	T. McCracken	BBA
24.	Other Relevant Data and Information	C. Hardie	BBA
25.	Interpretation and Conclusions	C. Hardie	BBA	All QPs contributed based on their respective scope of work and the Chapters/Sections under their responsibility.
26.	Recommendations	C. Hardie	BBA	All QPs contributed based on their respective scope of work and the Chapters/Sections under their responsibility.
27.	References	C. Hardie	BBA	All QPs contributed based on their respective scope of work and the Chapters/Sections under their responsibility.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

2.4	Effective Dates and Declarations

The effective date of the technical report is December 31, 2020.

This technical report was prepared as a National Instrument 43-101 Technical Report for Equinox by independent Qualified Persons collectively known as the “Report Authors”. The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in the Report Authors’ services, based upon the following: 1) information available at the time of preparation, 2) data supplied by outside sources, and 3) the assumptions, conditions, and qualifications set forth in this technical report. This technical report is intended for use by Equinox, subject to the terms and conditions of its respective contracts with the Report Authors. Except for the purposes legislated under Canadian provincial and territorial securities law, any other use of this technical report by any third party is at the sole risk of that party.

As of the effective date of this technical report, the QPs are not aware of any known litigation potentially affecting the Project. The QPs did not verify the legality or terms of any underlying agreement(s) that may exist concerning the ownership of Mercedes, permits, off-take agreements, license agreements, royalties or other agreement(s) between Equinox and any third parties.

The results of this technical report are not dependent upon prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings with Equinox and the QPs. The QPs are being paid a fee for their work in accordance with the normal professional consulting practice.

The opinions contained herein are based upon information collected throughout the course of the investigations by the QPs, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results can be significantly more or less favourable.

2.5	Sources of Information
2.5.1	General

This technical report is based in part upon internal company reports, maps, published government reports, company letters and memoranda, as well as public information, as listed in Chapter 27 (References) of this technical report. Sections from reports authored by other consultants may have been directly quoted or summarized in this technical report and are so indicated, where appropriate.

This technical report has been completed using available information contained in, but not limited to, the following reports, documents and discussions:

•	Technical discussions with Equinox Corporate and Mercedes Mine personnel including:
-	Doug Reddy, EGC Chief Operating Officer;
-	Scott Heffernan, EGC Executive Vice President Exploration;

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

-	Ali Shahkar, EGC Mineral Resource Manager;
-	Jan Larsen Guzman, Manager Controller;
-	Tim George, Manager of Engineering Services;
-	Omar Martinez Garcia, Technical Services Sr Superintendent;
-	Mario Alberto Aranda Herrera, Process Operations Chief;
-	Valentin Herrera Jacobo, Processing Plant Manager;
-	Carlos Armando Valencia, Manager Corporate Relations;
-	Luis Gustavo Zuñiga, Manager of Geology.
•	Julie-Anaïs Debreil’s recent site visit and general knowledge of the operations;
•	Various Mercedes operations cost and budget reports;
•	Additional information from public domain sources.

The QPs have no known reason to believe that any of the information used to prepare this technical report and evaluate the mineral resources and reserves presented herein is invalid or contains misrepresentations. The authors have sourced the information for this technical report from the collection of documents listed in Chapter 27 (References).

Many elements of this technical report are based upon relevant information from the previous NI 43-101 Technical Reports on the Property (Hardie and al. 2021, Altman and al. 2018) issued for Premier Gold Mines, the former owner of the property. This statement is made in various sections and chapters of this technical report, where applicable.

2.5.2	Specialist Input

The following individuals provided specialist input to Todd McCracken, QP:

•	Pierre-Luc Richard and Felix Roy-Demers (BBA) provided support for the mineral resource estimate audit as summarized in Chapter 14 (Mineral Resource Estimate).

The following individual provided specialist input to Colin Hardie, QP:

•	Antonio Vides (BBA) provided support for the analysis of the tailings management facility capacity as summarized in Chapter 18 (Infrastructure).

The following individuals provided specialist input to David Willock, QP:

•	Dalton Moncion and Michael Stochmal (BBA) provided support for the analysis and audit of the mineral reserves as summarized in Chapter 15 (Mineral Reserve Estimate);
•	Tim Paquin (BBA) provided support for the analysis of the Mine ventilation system as summarized in Chapter 16 (Mining Methods).

These specialists are not considered as QPs for the purposes of this NI 43-101 Report.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

2.6	Site visits

The following bulleted list describes which Qualified Persons visited the site(s), the date of the visit, and the general objective of the visit:

•	Julie-Anaïs Debreil, P.Geo. visited the site between March 2-6, 2020. This site visit included a review of the exploration progress, QA/QC activities and a general review of geological sampling and data collection processes with Mine personnel. Julie-Anaïs Debreil also gathered information to support gold reconciliation studies. During the period between 2018 and 2020, Julie-Anaïs Debreil visited the site approximately every one or two months as part of her role as Senior Geologist, Technical Services for Premier Gold, the former owner of the property.

As of the effective date of this report, due to travel restrictions caused by the COVID-19 pandemic, the following QPs have not visited the Project site:

•	Todd McCracken (BBA);
•	Colin Hardie (BBA); and
•	David Willock (BBA).
2.7	Currency, Units of Measure, and Calculations

Unless otherwise specified or noted, the units used in this technical report are metric. Every effort has been made to clearly display the appropriate units being used throughout this technical report.

•	Currency is in United States dollars (USD or $);
•	All ounce units are reported in troy ounces, unless otherwise stated; 1 oz (troy) = 31.1 g = 1.1 oz (Imperial);
•	All metal prices are expressed in US dollars (USD);
•	A Mexican Peso (MXN) to United States dollar (USD) exchange rate of 19.5 MXN for 1.00 USD was used, unless otherwise stated;
•	All cost estimates have a base date of the fourth quarter (Q4) of 2020.

This technical report includes technical information that required subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, the QPs consider them immaterial.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

2.8	Acknowledgement

BBA and the other study contributors would like to acknowledge the general support provided by the following personnel during this assignment:

•	Charlotte Athurion and Mary Norman (BBA);
•	Ali Shahkar (EGC).

Their contributions and guidance are gratefully acknowledged.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

3.	Reliance on other experts
3.1	Introduction

The Qualified Persons (QPs) have relied upon reports, information sources and opinions provided by Equinox and outside experts related to the Mercedes mineral rights, permits, surface rights, property agreements, royalties, and fiscal situation.

A draft copy of the technical report has been reviewed for factual errors by Equinox. Any changes made as a result of these reviews did not involve any alteration to the conclusions made. Hence, the statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are neither false nor misleading at the date of this technical report.

3.2	Ownership

Equinox supplied information about project ownership, option agreements, environmental liabilities and permits. For the purpose of this report, the QPs have relied upon ownership information provided by Mr. Armando Valencia, Manager Corporate Relations with MMM. Equinox has relied upon an opinion of mining rights and royalties by Sanchez-Mejorada, Velasco y Ribe, dated March 4, 2020 and this opinion is relied upon in Chapter 4 of the technical report. The QPs have not researched property title or mineral rights for the Mine and express no opinion as to the ownership status of the property.

3.3	Royalties and Taxation

Colin Hardie (QP) has relied upon Equinox for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Mine.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

4.	Property Description and Location

The Mercedes Mine is located in the state of Sonora, northwest Mexico, within the Cucurpe municipality. The Mine is located 250 km northeast of Hermosillo, Sonora’s capital city, and 300 km south of Tucson, Arizona (Figure 4-1).

Mercedes is located at 30o19’47” N latitude and 110o29’02” W longitude. The UTM coordinates are NAD 27, Zone 12, 549,452 m E, 3,355,473 m N.

4.1	Land Tenure & Mineral Rights

The Mercedes property consists of approximately 69,285 ha of mineral concessions under lease from the government of Mexico (Figure 4-2). The area is covered by 43 mineral concessions, all of which have been titled as Mining Concessions, according to Mexican mining law.

The titles are valid for 50 years from the date titled and can be renewed for another 50 years. All of the concessions are owned by MMM, a wholly-owned subsidiary of Equinox.

Survey control of the mining concessions is based upon concrete control points called “Mojonera.” The Mojoneras and perimeters of the claims are certified by an authorized surveyor, Perito Minero, and validated by the Dirección de Minas.

The areas of interest at Mercedes are located on private land. A surface access agreement has been in place with the owner of the private land surrounding the Mine since 2000.

MMM controls 100% of the concessions, either through staking mining claims or finalizing option contracts with the buyout of the claims. All of the concessions are in good standing with mining law obligations through semi-annual tax payments and required assessment work.

All concession taxes are paid on a semi-annual basis by MMM. Table 4-1 lists the mining concessions.

Production from the Mercedes property is subject to a 1% net smelter return royalty payable to an independent third party commencing on the earlier of 450,000 ounces of gold production or July 28, 2022. Silver and gold production from the Mercedes property are also subject to a purchase and sale agreement whereby 100% (until 3.75 million silver ounces have been delivered, then dropping to 30%) of the silver production from the Mercedes property is sold at a price equal to 20% of the prevailing market silver price with minimum annual deliveries of 300,000 ounces of silver until 2,100,000 ounces of silver have been delivered. Further, 1,000 ounces of gold production per quarter, subject to adjustment based on the prevailing market gold price (and plus an additional 6.5% of such adjusted amount), must be delivered at a price of 0% of the prevailing market gold price until 9,000 ounces of gold have been delivered.

The effective date that the status of the claims was confirmed is March 4, 2020.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

4.2	Environmental Liabilities

There are no known environmental concerns with respect to the Mercedes property.

The tailings are considered pH neutral to alkaline and are not acid-generating. Rehabilitation of the tailings facility and the remainder of the mining areas on-site at the end of mine life have been accounted for.

4.3	Permitting

MMM has all required permits to conduct work on the property.

4.4	Other Significant Factors and Risks

The QP is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform work on the property.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 4-1: Mercedes Mineral Concessions(as of March 4, 2020)

Concession	Area (ha)	Title	Title Date	Expiry Date
El Principe	18.0000	172217	27-Oct-1983	26-Oct-2033
La Reina	12.0369	172418	15-Dec-1983	14-Dec-2033
Klondike	15.5275	174794	14-Jun-1985	13-Jun-2035
El Rey de Oro	18.6164	175490	31-Jul-1985	30-Jul-2035
El Rey de Oro 2	18.4000	175511	31-Jul-1985	30-Jul-2035
Corona de Oro	10.0000	175671	6-Aug-1985	5-Aug-2035
Klondike 2	9.8487	175672	6-Aug-1985	5-Aug-2035
Pragedia	20.0000	186251	22-Mar-1990	21-Mar-2040
La Bartola	10.0000	187085	30-May-1990	29-May-2040
Fraccion El Nuevo Tucabe	8.8492	208553	24-Nov-1998	23-Nov-2048
El Tucabe	38.4590	210794	26-Nov-1999	25-Nov-2049
El Sol	200.7300	210898	27-Jan-2000	26-Jan-2050
Argonauta	7.7061	212480	24-Oct-2000	23-Oct-2050
Argonauta	390.7005	213646	5-Jun-2001	4-Jun-2051
El Oro Real Fraccion I	497.3410	213718	12-Jun-2001	11-Jun-2051
El Oro Real Fraccion II	3.6784	213719	12-Jun-2001	11-Jun-2051
El Oro Real Fraccion III	4.1211	213720	12-Jun-2001	11-Jun-2051
El Real 1	125.8333	215243	14-Feb-2002	13-Feb-2052
El Real 2	487.6264	215244	14-Feb-2002	13-Feb-2052
El Tucabe 3	109.2250	215246	14-Feb-2002	13-Feb-2052
Gato 2	50.0000	215596	5-Mar-2002	4-Mar-2052
El Nuevo Tucabe	42.3052	216522	17-May-2002	16-May-2052
Gato	337.1108	221761	19-Mar-2004	18-Mar-2054
El Hipo Fraccion I	45.8914	221763	19-Mar-2004	18-Mar-2054
El Hipo Fraccion II	11.7569	221764	19-Mar-2004	18-Mar-2054
El Hipo Fraccion III	31.4375	221765	19-Mar-2004	18-Mar-2054
San Francisco	98.9169	221919	14-Apr-2004	13-Apr-2054
El Hipo Fracc II	3.0941	221920	14-Apr-2004	13-Apr-2054
El Hipo Fracc I	123.1961	221921	14-Apr-2004	13-Apr-2054
Rey V	1,597.2124	224150	12-Apr-2005	11-Apr-2055
Tragedia 2	20.0000	226071	16-Nov-2005	15-Nov-2055
Argonauta 2 Fracc 1	4.9663	226859	14-Mar-2006	13-Mar-2056
Argonauta 2 Fracc 2	13.8788	226860	14-Mar-2006	13-Mar-2056
Argonauta 2 Fracc 3	141.8638	226861	14-Mar-2006	13-Mar-2056
Argonauta 3	81.0000	226862	14-Mar-2006	13-Mar-2056
Argonauta 4	2,127.0216	229005	27-Feb-2007	26-Feb-2057
Argonauta 5 Fracc 1	56,298.1556	236193	16-Mar-2007	15-Mar-2057
Argonauta 8	1,173.3752	238166	9-Aug-2011	8-Aug-2061
Argonauta 9 F-1	338.2361	238167	9-Aug-2011	8-Aug-2061
Argonauta 9 F-2	66.6451	238168	9-Aug-2011	8-Aug-2061
Tucaba 2	1,398.6047	243253	29-Aug-2014	28-Aug-2064
Tucaba	99.0807	244214	30-Jun-2015	29-Jun-2065
Tucaba 1	3,174.2856	244258	14-Jul-2015	13-Jul-2065
Total	69,284.7343

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Legend:
Administrative Capitals
Cities
International Boundaries
Administrative Boundaries
Highways
Primary Roads
Minor Primary Roads
Local Primary Roads
MERCEDES MINE
SONORA
Hermosillo
Mexicali
San Luis
Tucson
United States
Mexico
Chihuahua
Baja California
Baja California Sur
Guaymas
Ciudad Obregon
Golfo de California
Sinaloa
Los Mochis
Culiacan
Durango
La Paz
112°
108°
30°
26°
U.S.A.
State of Sonora
Gulf of Mexico
Mexico
Pacific Ocean
0 50 100 Miles
0 50 100 Km
Premier Gold Mines Limited
Mercedes Gold-Silver Mine
State of Sonora, Mexico
Location Map

Figure 4-1: Mercedes gold-silver mine location map (source: Altman, K.A., et al., 2018)

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 4-2: Mercedes gold-silver mine concession boundary map (source: Premier Gold Mines, 2020)

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

5.	Accessibility, Climate, Local Resources, Infrastructure and Physiography
5.1	Accessibility

The Mine is accessed using Highway 54 via Magdalena de Kino, located approximately 180 km from both Tucson, Arizona, and Hermosillo, Mexico. From Magdalena de Kino, the property is accessed using Highway 15 for 67 km, passing through the community of Cucurpe, to the Rancho Los Pinos entrance, from where the site can then be reached via a 10-km improved gravel road.

5.2	Climate

The climate in the Mercedes area is typical of the high Sonora desert. The maximum recorded temperature is 41.6°C and the lowest is -15°C, with freezing temperatures common at night between December and March. Rainfall is sparse outside of the monsoon season (~mid-June to early October) with annual precipitation averaging 506 mm. Rain and rare snow occasionally fall between late January and February.

5.3	Local Resources

Magdalena de Kino is the closest commercial centre with a population of approximately 25,000. It is a well-established community with a variety of services available, including a small airport, lodging, fuel and groceries, limited medical care, schools, and police. Cananea, Sonora, located approximately 170 km from the site, is a major Mexican mining centre, which with Hermosillo and Tucson, are the main suppliers for mining activity within the area.

5.4	Infrastructure

Mercedes is exploiting the Diluvio, Lupita and Lupita Extension zones and has all of the required mining infrastructure, including:

•	Declines and a series of ramp-connected levels;
•	A 2,000 tpd crushing plant and mill;
•	A tailings storage facility (TSF);
•	Associated administrative building, laboratory, shops, and warehouse;
•	Sufficient water supply using mine dewatering and purchased water rights;
•	Power supply provided by a 65 km, 115 kV power line, from the town of Magdalena de Kino.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

5.5	Physiography and Vegetation

The Mercedes property is located in an area of moderate to rugged topography, with numerous arroyos and canyons incised through volcanic stratigraphy, where streams flow intermittently following rainfalls, or more extensively during the rainy period.

Vegetation is typical of the high Sonora desert, including mesquite, desert oak, grasses, and numerous species of cacti, junipers, and cottonwood trees.

Elevation in the property area ranges from 950 MASL to 1,400 MASL.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

6.	History

The following information was mostly borrowed from previous NI 43-101 technical reports on the property (Altman et al., 2018 and Hardie et al., 2021).

6.1	Exploration and Development History

The Mercedes district has been the focus of mining activities since at least the late 1880s. Much of the historic data, including ownership information, was lost during the Mexican revolution of 1910. Since at least the early 1980s, concessions have been held by a number of private individuals, who have leased the holdings to various Canadian and Australian companies.

Ownership/operatorship:

1907-1935	Anaconda Copper Mining Company (Tucabe Gold mine)
1935-1942	Minera Oro Chico (Mina Las Mercedes)
1993-2002	Meridian Gold Co. (as FMC Oro Company)
2002-2004	Fischer-Watt Corp.
2004-2007	Minera Meridian Gold
2007-2016	Yamana Gold
2016-2021	Premier Gold Mines
2021-Present	Equinox Gold Corp.

Exploration and development work were conducted in at least two or three distinct periods. The Mercedes, Tucabe, Saucito, Anita, Klondike, Rey de Oro, Reina, and Ponchena veins all were the focus of exploration and development work on a limited scale during the late 19th and early 20th century. No data remains of these programs, with the exception of selected reports on the Mercedes, Klondike, and Tucabe mines, which were located in the Anaconda collection at the University of Wyoming library.

Early Exploration 1900s to mid-1990s

The Tucabe vein was mined in the early 1900s. A cyanide mill was constructed on the site and the vein was accessed through a series of tunnels and shafts, covering over 600 m of strike length and over 150 m of vertical range. No production data is available from this time period.

The Mercedes vein was discovered in 1936. Anaconda Copper Company optioned the property in 1937 and spent two years exploring underground. The work included sinking a 50 m shaft and excavating a series of tunnels and internal raises for sampling and reserve estimation.

Local prospectors investigated the Saucito zone, located about 1 km northwest of the Tucabe area. These workings expose highly tectonized veins that are crosscut by east-west trending post-mineral structures. Sampling of the underground workings by Rio Sonora (Gerle Gold Ltd.) indicated that the mineralization was very erratic, yet, several samples returned results of greater than 10 gpt Au. Rio Sonora then drilled 10 shallow holes, testing the area for near surface, open pit potential. Drilling returned low-grade values and failed to equal the grade from the underground sampling.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Little historical data is available for past mining activities at the Klondike Mine. A cross section in the Anaconda file from the 1930s indicates that the Klondike Mine was mined around 1900, with the main stope being approximately 120 m by 80 m in size, but the workings have been inaccessible since the 1930s. Despite all the reports mentioning the vein continuing at depth, high inflows of water eventually stopped the mining operation.

In the mid-1990s, Mogul Mining Ltd. (Mogul Mining) acquired the property and reported assay results from several hand-dug surface trenches excavated near the main shaft area.

A brief drill program concluding that early period was conducted by Minera Sortula (Campbell Chibougamau Mines Limited), which reportedly drilled four core holes that were into the old workings.

In 1994, the Fomento Minero, an agency of the Mexican government, conducted surface and underground sampling of the Tucabe vein to evaluate the potential for an open pit, heap leach operation. In 1996, Minera Sierra Madre evaluated the property and completed 800 m of reverse circulation (RC) drilling to depths of 75 m, yet these holes, collared within 20 m of the outcropping structure, did not encounter the vein at any appreciable depth. None of the results from these programs are available.

6.2	FMC Gold Company/Meridian Gold Inc. 1993-2004

The Mercedes and Klondike Mine areas were first examined by Meridian Gold Inc.’s (Meridian) predecessor, FMC Gold Company, in 1993 as part of a regional exploration program in Mexico. No further work was recommended at the time as the restricted nature of mineralization precluded obvious open pit development opportunities.

The Mercedes district was re-visited in 1999 as part of a program focusing on high grade, low sulphidation vein systems. Based upon the district’s excellent potential, an acquisition was recommended, and field work initiated. Meridian geologists completed surface and underground mapping and sampling by September 2000, leading to the identification of 11 separate target areas, of which, five had historic mining activity and were the focus of the first phase of an RC drilling program. Veins or stockwork zones were encountered in all five areas by drilling. Mercedes, Klondike, and Tucabe all had at least one drill intercept assaying greater than 10.0 g/t Au.

A phase 2 RC drilling program for testing the target zones, both down dip and along strike, was launched in January 2001, focusing on the Klondike and Mercedes zones. This program was successful in discovering a narrow, vein-hosted mineralized zone at Mercedes and significant mineralization at Klondike.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

In 2002, with gold prices dropping to less than $300 per ounce, Meridian entered into a joint venture (JV) with Fischer-Watt Corporation (Fischer-Watt), to continue exploration at Mercedes. With Fischer-Watt’s focus being the Mercedes vein zone, the Klondike and Rey de Oro concessions were dropped from the JV. Fischer-Watt carried out limited metallurgical testing and developed a preliminary design for underground development on the Mercedes vein area south of Corona de Oro, yet the JV was terminated in the fall of 2004 and the property returned to Meridian.

The exploration program conducted in 2005 resulted in the discovery of the bonanza grade Corona de Oro shoot in the Mercedes vein. Drilling expanded in 2006-2007, focusing on the Mercedes, Klondike, and Lupita veins.

6.3	Yamana Gold Inc. 2007-2016

In October 2007, Yamana took control over the property and subsequently carried out surface mapping, geochemical exploration, and drilling. An aggressive drilling and development program was initiated to assess the potential of the property and bring it to a feasibility study stage. Drilling from 2009 to 2016, focusing on district exploration outside of the Mercedes-Klondike systems, resulted in the discovery of the Barrancas vein zone, the Diluvio zone at Lupita, and the expansion of the Rey de Oro vein system. Commercial production at the Mine started in 2011.

6.4	Premier Gold Mines 2016-2021

In September 2016, Premier Gold Mines purchased the Mercedes Mine from Yamana Gold.

6.5	Past Production

No precise production totals are available from historic mining operations. Some 20,000 to 30,000 ounces of gold were probably produced during the years 1937 to 1939, by Minera Oro Chico, which mined the material outlined by Anaconda at Mercedes.

Cumulative past district production, in the order of 150,000 tonnes and approximately 73,000 gold equivalent (AuEq) ounces, is estimated, considering the scale of historic mining observed at Klondike, Rey de Oro, Tucabe or Saucito, and the known high grades in the exploited veins.

Production by MMM at Mercedes is listed in Table 6-1.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 6-1: Gold production history to December 31, 2020

Year	Ore Processed (000)	Gold Grade (gpt Au)	Silver Grade (gpt Ag)	Gold Ounces (000)	Silver Ounces (000)
2011	48	7.60	114.5	8	39
2012	603	6.43	78.4	116	490
2013	671	6.16	79.4	129	615
2014	682	5.09	55.9	105	398
2015	713	3.96	43.3	84	383
2016	688	4.45	48.4	93	425
2017	684	3.93	37.6	83	338
2018	665	3.34	35.3	69	309
2019	688	2.91	26.2	60	191
2020	399	2.87	33.1	35	168
Total	5,841	4.42	49.5	782	3,356

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

7.	Geological Setting and Mineralization

The following information was modified from a previous NI 43-101 technical report on the property (Altman, K.A. et. al., 2018 and Hardie, C. et. al, 2021) and references therein.

7.1	Regional Geology

The Mine is located in the northwestern edge of the epithermal (Au-Ag) deposits belt of Mexico and is surrounded by world class deposits like Cananea and Nacozari. Mercedes is one of the most accessible mining projects in Mexico, located approximately 250 km from both Hermosillo, Sonora and Tucson, Arizona.

The Mine lies in the Basin and Range physiographic province, approximately 80 km inboard from the Late Proterozoic rifted continental margin of the North American plate and northeast of the inferred “Sonora-Mojave Mega-shear.”

The area is underlain by a thick succession of shallow-marine shelf carbonate and siliciclastic rocks ranging in age from Jurassic to Cretaceous, which have been moderately to strongly faulted and folded, related to thin-skinned, northeast directed thrusting during the Late Cretaceous Laramide Orogeny (Table 7-1).

In late Cretaceous to middle Tertiary time, the Jurassic-Cretaceous sediments were overlain by intermediate to felsic volcanic rocks of the Sierra Madre continental volcanic arc. The andesitic volcanics within this sequence host the quartz-adularia epithermal veins of the Mercedes area.

The most extensive intrusive rocks in the region are stocks, plutons, and plugs of Tertiary granodiorite to diorite, which intrude the Jurassic metasedimentary sequence. The Miocene was dominated by extension, erosion, and limited volcanic activity. Thick and regionally extensive sequences of polymictic conglomerate and arenite, which are locally intercalated with felsic volcanic units, fill fault-bound extensional basins throughout northcentral Sonora.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

110° 40'
535000
110° 35'
40
45
110° 30'
50
55
110° 25'
560000
110° 20'
30° 30'
3370000
30° 25'
65
60
30° 20'
55
3350000 m. N
30° 15'
535000 m. E
N
ZONA KLONDIKE
ZONA LAS MERCEDES

NOTE: Refer to Figure 7-2 for Local Geology Legend.

0 2 4 6 8 10
Kilometres

Premier Gold Mines Limited

Mercedes Gold-Silver Mine
Sonora State, Mexico
Local Geology

Source: Geological Map Saracachi H12-B72-Sonora, 1999.

Figure 7-1: Mercedes Gold-Silver Mine - Local geology (sourced: Altman, K.A. et. al., 2018)

June 2021	7-2

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Symbols:

Quaternary
- Qhoal — Alluvium
- QptCgp — Polymictic Conglomerate

Tertiary
Neogene
- Tm Cgp-Ar — Polymictic Conglomerate Sandstone
- TmB — Basalt
- TmTR — Rhyolite Tuff
- Tm TR-Vi — Vitrified Rhyolite Tuff
- TmR — Rhyolite

Paleogene
- PeTR-R — Rhyolite Tuff-Rhyolite
- ToA — Andesite

Cretaceous
Upper
- KsTpa A-BrA — Andesite-Andesite Breccia
- KsVs — Volcanic Sediments
- KsAr-A — Sandstone-Andesite

Lower
- KiCz-Lu — Limestone-Shale

Jurassic
Upper
- JsKiVs — Volcanic Sediments

Igneous Rocks
Intrusives
- ToPGr — Porphyritic Granite
- ToGd-D — Granodiorite-Diorite
- pTm(?) Gr-Gd — Granite-Granodiorite

Structure
- Geological Contact
- Inferred Geological Contact
- Strike and Dip
- Foliation
- Pseudo Stratification
- Volcanic System
- Lava Flow
- Normal Fault
- Inferred Normal Fault
- Reverse Fault
- Inferred Reverse Fault
- Strike-Slip Fault
- Recumbent Anticline
- Recumbent Syncline
- Recumbency
- Fracture
- Inferred Fracture
- Measured Fracture
- Vein
- Inferred Vein
- Rhyolite Dike

- Alteration Limits

Mineralization
- In-situ Mineralization
- Producing Mine
- Abandoned Mine
- Reopening Mine
- Prospect

Dimention Stone
- In Production
- Inactive
- Prospect

Plants
- Mill
- Metal Processing
- Geothermal

Others
- Tailings
- Trench
- Waste Dump

Sampling
- Petrographic
- Chips
- Paleontological
- Radiometric

Alteration
- OXID — Oxidation
- SILI — Silicification
- PIRI — Pyritization
- ARGI — Argillization
- CAOL — Kaolinization
- SERI — Sericitazation
- GRAN — Granitization

Mineral Deposit Style
- VT — Vein
- IR — Irregular
- SW — Stockwork
- DS — Disseminated
- MA — Massive

Origin
- 04 — Epithermal
- 07 — Hydrothermal
- 12 — Placer
- 14 — Replacement

Mineralization Type
- CB — Carbonate
- OX — Oxide
- FF — Phosphate
- SF — Sulphide
- NT — Native Metal

Topography
- Population
- Paved Road
- Gravel Road
- Trail
- Path
- Railway
- Airport
- Body of Water

Source: Geological Map Saracachi H12-B72-Sonora, 1999.

Premier Gold Mines Limited

Mercedes Gold-Silver Mine

Sonora State, Mexico

Local Geology Legend

Figure 7-2: Mercedes Gold-Silver Mine - Local geology legend (sourced: Altman, K.A. et. al., 2018)

June 2021	7-3

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

7.2	Property Geology

The geology of the Mercedes area is dominated by two northwest trending arches, cut by numerous northwest trending high-angle structures, which have exposed older marine sediments and overlying interbedded volcaniclastic sediments and lithic to quartz crystal lithic tuff units.

Andesitic flows and flow breccias (with local coeval andesite dikes) have been deposited and preserved in at least three west-northwest thickening basins, on the margins of the northwest trending arches. This andesite package, locally over 500 m thick, and the contact zone with the underlying tuff, host all known economic epithermal vein deposits in the district (Figure 7-3).

Some of the local faults have been intruded by at least three stages of dikes and small stocks, ranging in composition from andesite to latite and rhyolite. Dikes generally crosscut and destroy vein mineralization. Vitrophyre is locally preserved on both latite dike and flow margins.

Post-mineral plagioclase-biotite latite porphyry dikes fill some of the same northwest trending structures that host veins in the Mercedes/Barrancas corridor, venting to the surface in flow domes and extensive latite porphyry flows ranging from 10.0 m to +190.0 m thick. The latite flow/dome field covers an area of at least 6 km2 to the southwest of the Mercedes fault zone.

The latite, and all older units, are overlain locally by more than 200 m of post-mineral conglomerate and volcaniclastic units of the Miocene Baucarit Formation, as well as local intercalated ash tuff/ignimbrite, highly magnetic andesite flows, and overlying bimodal rhyolite and basalt flows.

A total of 16.5 km of gold-silver bearing epithermal low sulphidation veins have been identified within or along the margins of the andesite-filled basins, which constitute the primary exploration target on the property. Major veins, like those of the Mercedes vein system, typically trend N30º -70ºW at 60º to 90º dips, following the major regional structural pattern. Other veins trend variably from east-west to north-south, or even northeast. Veins typically dip at greater than 60º, but locally range as low as 25º.

The major exception in the district is in the Lupita-Diluvio basin. Lupita vein system is localized along a N70ºE, 15º to 55º northwest dipping listric fault zone. Diluvio consists of a stockwork, breccia, and vein hosted gold-silver mineralization hosted within older lithic tuff and volcaniclastic units below the andesite package.

June 2021	7-4

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Lithology
Rhyolite Ignimbrite
Basalt Flow
Conglomerate
Felsic Intrusive
Latite
Ore
Andesite
Crystal-Lithic Tuff
Diluvio
Lupita
Lupita Ext
San Martin
Klondike
Rey de Oro
La Olvidada
La 500 Ag
Marianas
Lagunas
Zorrillo
GAP
Barrancas
Anita
Aida
Tupaze
Rakima
Mercedes
Azul Norte
Azul
La Leona
1 Km
N

Figure 7-3: Local geology and principal vein systems (sourced: Altman, K.A. et. al., 2018)

June 2021	7-5

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

7.3	Vein Mineralogy and Paragenesis

The epithermal veins on the Mercedes property display multiple stages of quartz, carbonate, and adularia. Paragenesis is greatly complicated by hydrothermal brecciation and the multiple stages of pre-, syn-, and post-mineral tectonic brecciation and faulting. Boiling (lattice and froth) textures are locally observed in all vein zones. Textures range from chalcedonic to sugary, granular, and coarsely crystalline.

Earlier mineralized quartz and other quartz pulses are often highly brecciated and cemented by multiple stages of green quartz and 15% to 80% later multiple stages of rhodochrosite, siderite, and barren massive grey calcite. Quartz types cover the spectrum from clear to grey, yellow, tan, green, grey, and purple. Greenish quartz is always associated with gold values (ore stage) and the presence of disseminated hematite specks and cubes after oxidized pyrite is often a key guide to bonanza gold grades in all veins. Native gold is also found as specks within quartz or on late fracture with copper oxides (Klondike).

It is believed that gold and silver were locally deposited with some rhodochrosite and siderite pulses. Adularia is present as erratic breccia fillings and in bands within veins primarily in the Barrancas and Lupita-Diluvio vein systems.

7.4	Alteration

The dominant alteration types observed at Mercedes consist of silicification, propylitization, potassium and sericite-clay alterations.

Silicification is the most prominent alteration associated with the Mercedes area veins, although the distribution and intensity vary within and proximal to the different vein/structural zones. Wide zones on silicification and stockwork veining, up to 70 m, have been noted in the Corona de Oro, Klondike, and Rey de Oro shoots and are associated with zones of intense fracturing within the host structure. Conversely, many of the same ore shoots contain wide vein zones with less than 0.5 m of silicified andesite peripheral to the structure.

Variable levels of propylitization affect the main intrusive and extrusive igneous rock packages at Mercedes, resulting from a regional alteration event not considered to be directly related to vein mineralization. The andesite flow and flow breccia host rocks, as well as the massive latite intrusion, range from nearly fresh to strongly-altered, containing variable amounts of chlorite-calcite and local epidote.

Potassic alteration, in the form of adularia, is widely disseminated in veins and adjacent host rocks at Mercedes, notably in the Barrancas veins and Diluvio zone, which contain locally abundant visible adularia, both within veins and in adjacent wall rocks. Adularia, although commonly seen in thin sections, is otherwise difficult to see in hand samples.

June 2021	7-6

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Argillic alteration (sericite-clay) is generally present near veins on the property, though bleached rock is typically not a prominent feature. No detailed analyses have been completed to define clay mineralogy or zoning within the system.

Oxidation

Oxidation of the veins and wall rock is intense and pervasive, with the exception of isolated nooks and grains. Oxidation is observed in all areas to drilled depths suggesting vertical reach of 440 m at Mercedes, 280 m at Klondike, 140 m at Rey de Oro, 300 m at Barrancas, and 450 m at Lupita. Goethite is more common in the wall rock at Mercedes and Klondike, whereas at Rey de Oro, hematite is most abundant. Unoxidized, disseminated pyrite was observed in association with propylitic or sericite alteration adjacent to vein zones in only a few deep holes below Corona de Oro and Klondike area.

Vein Alteration

Along the Mercedes and Barrancas vein system, the veins are hosted in highly variable zones of altered andesite, ranging from nearly fresh to chlorite-calcite-quartz pyrite (chlorite) with calcite stockwork; quartz-adularia-chlorite-pyrite (silica 1-2); and quartz-adularia ± sericite-pyrite (QS) with quartz stockwork increasing in intensity as the veins are approached. In some places, however, veins are encountered with only minor chlorite ± adularia alteration directly adjacent to the vein contact. Manganese oxides in the wall rock are generally absent or present in very small amounts, compared to the Klondike system.

The alteration zone at Klondike occurs as a southwest dipping shear zone with strong hematite manganese oxide alteration, silicification, and quartz stockwork. Little narrowing of the alteration package has been noted at depth, even though the gold and silver values drop significantly below the 1,000 m elevation.

At Rey de Oro, the alteration zone occurs as a broad area of hematite oxidation and variable silicification, which envelope zones of quartz stockwork veining. Manganese oxides are generally absent or present in very small amounts, compared to the Klondike system. Deeper core holes show the silica-hematite alteration zones are increasingly restricted at depth.

7.5	Mineralization

Gold-silver mineralization on the Mercedes property is hosted within epithermal, low-sulphidation (adularia-sericite) veins, stockwork, and breccia zones. Over 16.5 km of veins have been identified within or marginal to the andesite-filled basins, which constitute a primary exploration target on the property.

A total of 16 low-sulphidation, epithermal vein/stockwork/breccia zones, have been identified on the Mercedes property and have been divided into three sub-district areas:

June 2021	7-7

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

•	Mercedes Area (Mercedes-Barrancas);
•	Klondike Area (Klondike-Rey de Oro);
•	Diluvio Area (Lupita-Diluvio).

Most of the veins are found hosted within the andesite package, or locally at the fault contact between andesite and the underlying lithic tuffs. Only in the Diluvio zone at Lupita and the Anita veins is economic grade mineralization found hosted in the lower tuff package. Basic data for all of the veins is summarized in Table 7-1.

Table 7-1: Principal vein descriptions

Vein	Host	Morphology	Strike (º)	Dip (º)	Length (m)	Width (m)	Elevation (m)
Mercedes Area
Mercedes	Andesite	Vein/Stwk/Bx	315	80SW-65NE	3,500	1.0-2.0	680-1,160
Saucito	Andesite	Vein	315	90	250	1.0-3.0	950-1,150
Derrama	Andesite	Vein	310	80	250	1.0-4.0	870-1,050
Paloma/EZ Zone	Andesite	Stwk/Vein	315	90	1,500	0.8-8.0	950-1,165
Tucabe/Saucito	Andesite	Vein/Stwk	340	65 SW	1,400	1.0-5.0	950-1,200
Barrancas/Lagunas	Andesite	Vein/Stwk	315	80-90	1,900	1.0-15.0	800-1,050
Anita/Venado	Lithic Tuff	Stwk	285	90	700	1.0-2.0	1,120-1,280
Sub-total					9,500
Klondike Area
Klondike	Andesite	Vein/Bx/Stwk	290	70 SW	800	1.0-55.0	960-1,200
Rey de Oro	Andesite	Stwk/Vein	320	50 SW	400	1.0-70.0	1,150-1,300
Reina	Andesite	Vein	320	90	150	1.0-2.0	1,100-1,200
Ponchena	Andesite	Vein	290	70 NE	300	1.0-2.0	1,075-1,125
Culebra	Andesite	Vein	270	45 N	600	1.0-2.0	1,100-1,200
Sub-total					2,250
Diluvio Area
Lupita/Diluvio	Andesite/Lithic Tuff	Vein/Stwk	275	25-60 N	1,800	1.0-100.0	1,180-1,325
Oso Negro	Andesite	Vein/Stwk	0	90	500	1.0-6.0	1,150-1,350
Margarita	Andesite	Vein/Stwk	170	25	700	0.5-2.0	1,180-1,250
Chipotle	Lithic Tuff	Vein/Stwk	340	70 SW	600	1.0-3.0	1,220-1,300
Sub-total					3,600
El Molina Area
Belen	Andesite	Vein	310	75 SW	650	2.0-5.0	950-1,100
Meche	Andesite	Vein	60	60-70 SW	550	1.0-3.0	950-1,100
Sub-total					1,200
Grand Total					16,500

June 2021	7-8

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Vein Morphology

Major veins typically trend N30º-70ºW at 60º to 90º dips following the major regional structural pattern. Veins typically dip at greater than 60º, but locally range as low as 25º. Post-mineral latite dikes fill some of the same northwest trending structures that host some of the veins, locally destroying mineralization as emplaced.

The mineralized zones display a combination of fissure vein, stockwork, and breccia morphologies that change rapidly on strike and dip. The zones range in width from less than one metre to composite vein/stockwork/breccia zones up to 15 m wide. In the Diluvio zone, gold-silver bearing vein/stockwork zones locally attain thicknesses in excess of 100 m. The length of individual veins varies from 100 m to over three kilometres. Property-wide, gold-silver bearing veins occur over a vertical range of 700 m (600 m to 1,300 m).

The most favorable zones are in outcropping andesite host rock. Andesite host rock continues to the northwest but is covered by progressively thicker post-mineral cover (conglomerate). Barrancas, Lagunas, Marianas and Diluvio were blind discoveries.

A left-lateral strike-slip setting was noted, where NW-trending faults like Mercedes and Rey de Oro occur. Other large areas remain untested, with high potential to identify parallel structures.

Mercedes Vein System

The Mercedes vein system is the most prominent and continuous mineralized zone identified on the property, consisting of multiple quartz-carbonate veining, traced almost continuously on strike for nearly 3.5 km. The Mercedes fault system consists of numerous anastomosing strands within a zone over 50 m wide, where complex, multi-stage, anastomosing vein/breccia/stockwork zones 1 m to 15 m wide are emplaced in extensional open areas.

The vein mineralogy (multiple quartz and carbonate stages) and morphology is quite variable along strike and down dip, where highly brecciated mineralized green-grey sugary to chalcedonic quartz is found cemented by 15% to 80% late stage grey calcite, rhodochrosite, and/or brown-black manganese-iron carbonates.

Klondike Vein System

The Klondike vein system differs from that at Mercedes, in that it forms as a tectonic breccia zone rather than fissure fill vein. The Klondike vein system trends N70ºW, dipping 65º to 80º southwest and is approximately 800 m long, with a maximum vertical range of nearly 300 m and width ranging from 0.5 m to over 50 m.

Within the breccia zone, fissure filling veins over 0.5 m wide are rare, while variable lenses of brecciated white to green or grey quartz and abundant manganese carbonates and calcite are found. The overall zone of crackle brecciation and stockwork veining with silicification and strong manganese-iron oxides may be up to 50 m in width.

June 2021	7-9

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Lupita-Diluvio Vein System

The Lupita vein zone outcrops on the surface for 1,800 m, ranging from 1 m to 5 m in thickness. The vein zone, consisting in multi-stage quartz-carbonate ± adularia veining, follows a contact between the overlying andesite package and underlying felsic package, and extends continuously down dip in places more than 450 m along most of the west half of the surface outcrop, and recent discoveries seem to suggest an extension up to 1 km east of the outcrop.

Most importantly, at depths of 200 m to 300 m, the Diluvio zone reveals an extensive zone of multistage quartz-carbonate ± adularia vein breccias, stockwork, and hydrothermal breccia up to 150 m thick that is primarily hosted in the lithic tuff-volcaniclastic sequence.

Based on geologic interpretation, it is proposed that mineralized fluid that circulated along the Lupita Fault infiltrated the tuff/volcaniclastic sequence due to its porosity and structural control, creating a large scale stockwork deposit. Diluvio therefore is the only mineral deposit in the district with the lower lithic tuff/volcaniclastic sequence as the primary host.

Deposit Mineralogy and Geochemistry

Mineralogical studies have identified opaque minerals, including iron oxides, pyrite, gold, electrum, stibnite, and rare pyrargyrite, within a gangue of substantial chalcedony, quartz, and carbonate. In addition to hematite, manganese oxides are an important component in some mineralized zones, possibly remnant after dissolution of manganese carbonates. Due to the depth of oxidation, sulphides are rarely observed. The few exceptions include one hole at depth in Klondike (visible galena and sphalerite) and hole L11-133D at Diluvio, which had an unoxidized vein interval containing widely disseminated pyrite, galena, sphalerite, and silver sulphosalts with greater than 500 gpt Ag.

Metallurgical studies have identified the presence of very small quantities of native gold, native silver, electrum, pyrargyrite, stibnite, galena, sphalerite, and chalcopyrite in heavy mineral concentrates. Copper minerals such as malachite and chrysocolla are most common as fracture fillings in breccias at Klondike, although rare specks are also seen in the Mercedes and Lupita-Diluvio veins.

The vein mineralogy exhibits:

•	Multiple stages of quartz-carbonate and adularia/cemented by quartz pulses, as well as multiple stages of rhodochrosite and siderite pulses and barren calcite;
•	A complex paragenesis: hydrothermal brecciation, multiple stages pre-syn and post-mineral tectonic brecciation and faulting;
•	Quartz types: cover spectrum in colors, and occurring as chalcedony, sugary, granular and/or coarsely crystalline;
•	Textures: crustiform, colloform, banded, lattice etc. (during the boiling);

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

•	Rare specks of visible gold (VG) reported, associated locally to copper carbonates, green quartz, hematite.

The deposit geochemistry reveals that:

•	There is no statistical correlation between Au and Ag distribution;
•	The Ag:Au ratio is low in all veins, ranging from 5-13:1;
•	No lateral or vertical Ag:Au zonation has been identified in any of the vein ore bodies due to complex multi-stage vein deposition and repeated brecciation, which has juxtaposed events;
•	The dominant alteration consists of oxidation + chlorite + silicification, with pronounced depth of oxidation, from surface down to 500-600 m, where the veins still appear strongly oxidized;
•	There is no evidence of refractory behavior in any of the deposits.

Fluid Inclusions Studies

In 2000, fluid inclusion scans (by J. Reynolds, Fluid Inc.) made in vein samples from the Mercedes, Saucito/Tucabe, and Klondike veins confirmed that the sampled materials were typical of those from a low sulphidation system. Reynolds noted samples from the Mercedes vein “containing quartz that formed at temperatures of 200°C although some minor quartz formed as high as 240°C to 250°C, with evidence for minor boiling.” At Klondike, “only quartz that formed at temperatures less than 200°C is present” in the samples submitted for analysis. At Saucito, “vein samples contain mostly quartz that formed as hot as 260°C to 270°C, and as low as existed when chalcedonic quartz formed (160°C).” Boiling evidence is common.

June 2021	7-11

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

8.	Deposit Types

Gold-silver mineralization on the Mercedes property is hosted within epithermal, low-sulphidation (adularia-sericite) veins, stockwork, and breccia zones. These deposits form on predominately felsic subaerial volcanic complexes in extensional and strike-slip structural regimes. Near-surface hydrothermal systems, including surface hot springs and deeper hydrothermal fluid-flow zones, are the sites of mineralization. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression. A typical system is shown in Figure 8-1.

Geyser with silica sinter terrace and mud pools
Kaolinite (+ alunite alteration in some systems)
Silica flooding and chalcedony
Silica Cap
150°C
Stockworks
Smectite
Chlorite-smectite
Low grade Precious Metal Interval
200°C
Kaolinite-smectite
250 m
Breccias
Illite-Kaolinite
High grade Precious Metal Interval
Sericite
Suggested Mercedes depositional level
Silica adularia
Main Base Metal Interval
Silica
Chlorite
Quartz Veining
250°C
500 m

Figure 8-1: Idealized cross-section of a low-sulphidation epithermal system

(modified after Buchanan 1981)

June 2021	8-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

9.	Exploration
9.1	Equinox Gold Corp.

Equinox has not conducted any exploration of the Project since the Project acquisition.

9.2	Historic Exploration

Exploration in the Mine area began with surface sampling in 1999. A total of 399 rock samples and 26 stream sediment samples were collected and a 60 km2 area was mapped. Mapping and sampling between 2005 and 2015 were subsequently extended to cover an area of approximately 235 km2.

Geochemical sampling focused on rock chip samples from outcropping veins and permitted collection of some 3,974 surface rock samples, 129 soil samples, and 156 stream sediment samples through 2017, for geochemical analyses. The abundance of outcrop in the property area, combined with limited vegetation, allowed this sampling method, along with samples from the historic mine workings, to define general grades within veins.

Surface mapping identified three major basins filled with andesitic volcanic rocks on the Mercedes property, as well as areas in which significant extensions of andesite basins may be covered by shallow post-mineral deposits. The mapping also identified over 16.5 km of low sulphidation epithermal veins in the Mine area.

Although not recognized as a high priority exploration target, some skarn-hosted copper-silver mineralization has been recognized on the property on the southwest side of the Klondike basin and on the internal concession controlled by Penoles.

Exploration by Premier, consisted mostly of drilling, which is described in Chapter 10.

In 2019, notably, the Diluvio basin was drilled to test the extension of the Lupita Fault, a major structural feature, along which the Lupita deposit is lying. Some of the scout drilling, located 1.2 km east of Diluvio, returned good grades and widths at about the same stratigraphic location, indicating the continuity of the mineralization along the fault, while remaining open to the east.

Ongoing exploration, some 21 km north off the Mine, consists in mapping, rock and soil sampling for testing a sedimentary-rock hosted gold mineralization in calcareous siltstone similar to the adjacent Santa Gertrudis deposit. The latter is a different style of mineralization than that of Mercedes, opening the potential for more discovery on the property.

June 2021	9-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

9.3	Exploration Potential

Exploration in the Mercedes District has so far discovered four vein systems - Mercedes, Barrancas-Marianas, Klondike-Rey de Oro, and Lupita-Diluvio - containing thirteen vein zones. While three of these areas outcrop, the Barrancas, Lagunas, and Diluvio veins were blind discoveries. Aeromagnetic and CSAMT geophysical studies have aided in targeting mineralization.

The area is prospective and, based upon the widespread distribution of gold-silver bearing epithermal veins in outcropping areas, there appears to be a strong geologic possibility that additional vein zones with tonnages and grades similar to currently mined areas could be discovered and delineated as systematic exploration proceeds throughout the concessions.

District-wide studies suggest that approximately 45 km of structures remain to be tested for short-term, near-mine evaluation, as well as long-term generative exploration, which may have potential for hosting additional low sulphidation gold-silver bearing vein systems.

Premier geologists consider that there is excellent geological potential for locating other major deposits at the Mercedes property.

It must be stated, however, that despite the promising geological setting, the potential quantity and grade of these exploration targets remain conceptual in nature. There has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in any of those exploration targets being delineated as a mineral resource.

June 2021	9-2

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

10.	Drilling
10.1	Equinox Gold Corp.

Equinox has not conducted any drilling on the Property as of the effective date of this technical report.

10.2	Historic Drilling Practices

Since acquiring Mercedes in 2016, Premier has completed a combined surface and underground drilling program totalling 166,795 metres in 1,079 core holes, which tested extensions of the known vein systems in addition to exploration to discover new mineralized horizons.

The primary target areas and objectives in recent times have been:

•	Mineralization proximal to the main Mercedes/Barrancas/Lagunas trend;
•	Expanding and confirming resource/reserve potential at Diluvio-Lupita, particularly during 2018-19;
•	Defining underground opportunity at Rey de Oro;
•	Defining the underground opportunity and potential at Aida (2018) and Marianas (2019);
•	Pursuing surface exploration to explore for new target areas on the property.

Mineralized zones at Mercedes, Klondike, Barrancas, Diluvio, Lupita, Marianas and Rey de Oro were drilled on approximately 20 m to 30 m centres, using a combination of diamond drilling with a small amount of RC drilling.

Drill hole collars were marked up by surveyors prior to the drill set-up and again after completion of the hole. A Reflex instrument was typically used to provide directional information at 30 m intervals in each hole.

Core and RC logging procedures have been written by MMM staff and the geologists collected information on standard log forms. Information collected, typically included main lithological units with brief lithological descriptions, vein type, zone, hydrothermal alteration minerals, and geotechnical information, such as rock quality designation (RQD), as well as standard header information, such as collar coordinates and hole inclination. Structural measurements were recorded and high-quality photos were taken of the washed core in recent years.

The drill hole database comprises data for each of the mineralized zones at Mercedes. It contains:

•	Collar coordinates, total depth/length and survey data;
•	Intervals detailing assays (uncut and cut values) for Au, Ag, and AuEq, as well as the zone/shell they relate to;

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
•	Lithological codes;
•	Geotechnical information on core recovery, RQD measurements, fracture type and fill, weathering and a numerical rock code;
•	Structural measurements, detailing the angle to core axis, the type of structures and a qualification on intensity;
•	Vein interval percent estimate.

A correction of the azimuth was applied to the Mercedes exploration database after discovering that an erroneous magnetic declination factor had been used since 2006. The magnetic declination applied since then for the district was 11.5°, but the correct one needed to be 9.5°; therefore, a corrective minus 2° was applied on all the azimuth recordings in the database.

As all drill holes - and other samples related to other development headings - were corrected simultaneously by a same factor, it is believed that the impacts of the interpreted shapes and volumes was minimal, everything having been moved in synchronization.

As of the end of December 2020, a total of 586,092 metres in 2,705 drill holes had been completed on the property (Table 10-1).

Table 10-1: Mercedes Mine - Drilling Summary - 2000 to 2020

Year	RC Holes	RC Metres	Core Holes	Core Metres	Total Holes	Total Metres
2000-01	55	10,868			55	10,868
2002-04	0	0	0	0	0	0
2005	9	2,257	6	990	15	3,247
2006	64	5,694	11	3,064	75	8,757
2007			161	43,363	161	43,363
2008	4	806	318	82,805	322	83,612
2009			98	32,856	98	32,856
2010			151	45,805	151	45,805
2011			114	43,325	114	43,325
2012			149	37,903	149	37,903
2013			61	18,656	61	18,656
2014			199	49,706	199	49,706
2015			226	41,200	226	41,200
2016			135	27,443	135	27,443
2017			350	45,676	350	45,676
2018			280	40,720	280	40,720
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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
Year	RC Holes	RC Metres	Core Holes	Core Metres	Total Holes	Total Metres
2019			314	52,957	314	52,957
2020			177	25,545	177	25,545
Total	132	19,625	2,750	592,012	2,882	611,637
10.3	2018, 2019 & 2020 Drilling Programs

In 2018, Premier stepped up and proposed an exploration program totaling 39,500 m of diamond drilling (171 Ddhs) with the aim to expand existing resources, to define near-mine targets, and to generate large potential property-wide, at an estimated budget of US$5.96 million. Premier ended up drilling some 167 holes, totaling 29,200 m on greenfield and brownfield (mostly near-mine) targets using contractors. Premier crews, using their own Diamec and Hydracore UG rigs, meanwhile, drilled an additional 113 holes (11,520 m) to further define the Mine mineralized zones, with Aida, Diluvio, Lupita and Rey de Oro being the main recipients of this drilling effort.

The drilling at Mercedes was expanded in 2019 and focused mainly on exploration drilling to identify new zones (greenfield targets), accounting for 64% of the total meterage, while drilling of brownfield targets continued on Marianas and Lupita accounted for 11% of the meterage (Table 10-2) to further define the resources. This contrasted from 2018, where 78% of the drilling meterage was used on brownfield targets, 21% on greenfield targets and 1% for geotechnical drilling.

Exploration drilling in 2019 tested different zones, including La 500 de Ag, Zorrillo, Diluvio North, Reyna Poncheña, Rey de Oro SE, Oso Negro and discovered mineralisation at Margarita, Lupita Extension, San Martin and Neo (Figure 10-1). Delineation drilling continued with near-mine brownfield areas such as Barrancas, Lupita (rampa future), Diluvio Central, Intermediate and West, Rey de Oro, Lagunas and Aida. Underground definition drilling, with the Mine’s own crews and machines, added another 121 drill holes (12,118 m) to the 52,958 m total 2019 drilling meterage.

Table 10-2: Exploration & Definition Drilling Targets - years 2018, 2019 & 2020

Drilling Allocation / per Zone	# DHs 2018	Metres 2018%		# DHs 2019	Metres 2019%		# DHs 2020	Metres 2020%
Aida	48	7,932	19%	13	1,884	4%	13	809	3%
Brecha Hill	23	2,112	5%	0	0	0%	0	0	0%
Barrancas	7	510	1%	16	2,047	4%	1	221	1%
Casa Blanca	33	3,055	8%	0	0	0%	0	0	0%
Corona de Oro	9	1,379	3%	0	0	0%	0	0	0%
Diluvio	45	6,631	16%	33	5,766	11%	89	8,622	34%
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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
Drilling Allocation / per Zone	# DHs 2018	Metres 2018%		# DHs 2019	Metres 2019%		# DHs 2020	Metres 2020%
Lagunas	6	633	2%	8	528	1%	0	0	0%
Lupita	43	4,949	12%	117	18,352	35%	35	7,891	31%
Marianas	7	919	2%	56	10,493	20%	32	5,263	21%
Rey de Oro	39	4,823	12%	35	3,003	6%	3	282	1%
Other Targets	20	7,778	19%	36	10,885	21%	4	2,458	10%
Total	280	40,721	100%	314	52,958	100%	177	25,546	100%

Drilling in 2020 essentially focused on brownfield targets, with some 10 km (36 DHs) drilled from surface directed at the San Martin zone, a western extension of the Lupita deposit, and a few scattered exploration targets such as Bellota, Neo and Mercedes North. Underground definition drilling accounted for another 15.5 km (143 DHs) dominantly aimed at Diluvio Central, West and, to a lesser extent, intermediate zones, totaling more than 8.6 km (89 DHs) and attesting to Diluvio’s importance at Mercedes. Another prime target was Marianas, accounting for some 5.3 km of drilling (32 DHs), the remaining effort allocated to further defining Aida, Rey de Oro and the Barrancas deposits.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 10-1: Location of the 2018, 2019 and 2020 exploration drilling targets

June 2021	10-5

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

10.4	Mine Channel Sampling

As of the end of August 2020, a total of 19,320 channel samples, representing some 91,446 m of cumulative sample length, had been completed on the property. Mineralized zones at Mercedes, (Aida, Gap, Casa Blanca, Corona de Oro, Lagunas), Klondike, Diluvio, Lupita, and fewer on Marianas and Rey de Oro, have been sampled punctually, if not regularly, along and as the Mine sublevels traversing the ore zones were driven.

The database comprises drill holes and channel sampling data for each of the 13 mineralized zones at Mercedes. The channel sample datasets consist of:

•	Collar coordinates, total length and survey data;
•	Intervals detailing assays (uncut and cut values) for Au, Ag, and AuEq, as well as the zone/shell they relate to;
•	Lithological codes.

Channel samples constitute an important part of the dataset used for both the geomodelling and the mineral estimation process, as well as for grade control purposes.

Samples are collected across veins or mineralized structures exposed at the faces of headings being developed underground. Since these headings are regularly surveyed, the location of these channel samples is relatively precise, being measured with a tape measure from the nearest surveyed front. The faces are photographed, the traces of the samples, their widths/lengths and approximate azimuths are sketched in to be correlated with the detailed mapping of the same headings. All the information collected is entered on a Mapping Sheet template or in a Pocket PC or Tablet PC, if available.

Once on the surface, all geological information will be entered in the "Sampling Report" data system, which should contain the following information:

•	Sector ID;
•	Level ID;
•	Camera;
•	Date;
•	Heading ID;
•	Name of the technician;
•	Channel number;
•	Mooring topographic point;
•	Distance to the face;
•	Azimuth;

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
•	Channel sample length;
•	Channel sampling inclination;
•	Channel sampling azimuth;
•	Requested section and observations;
•	Correlative number of samples;
•	Sampled structures (code);
•	Split blasting width.

Sampling is done manually, by technician-samplers chiseling the rock faces with moils and hammers, and collecting the chips and fragments in a basket, to be then transferred to sample bags, in which numerated tags are slipped, one sample per bag. A sample may weigh between 3 and 6 kg. Samples are then transported out of the Mine and delivered to the mine assay laboratory for preparation and analysis.

A detailed sampling protocol has been devised to standardize sampling operations, ensure a proper chain of custody, minimize sample mishandling and expedite sample preparation and assay result turnaround from the Mine lab. Duly revised assay results shall be made available within 16 hours for use in planning.

The documented field and sampling procedures in effect at Mercedes were summarily reviewed and such procedures generally follow the industry standard practices for such activities.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

11.	Sample Preparation, Analyses and Security
11.1	RC Drilling and Sampling

Reverse circulation (RC) drilling in 2000-2001 was performed by Layne Drilling of Hermosillo, using a Drill Tech wheel rig equipped with a 350/750 psi primary compressor. The 2006 RC drilling was contracted to Diversified Drilling of Hermosillo and completed using a portable track RC drill. All RC holes were drilled utilizing a face discharge hammer or a Mission hammer with an interchange.

The 2000-2001 RC drill samples were collected on 1.5 m intervals (50% split) until the vein zone was approached, then samples were collected on 0.75 m intervals in and near vein zones of most holes, allowing better definition of vein boundaries and providing additional samples for assay. Generally, 75% of the near vein material from the 0.75 m samples was collected for assay.

All 2006 RC sampling was done on 1.0 m spacing, with three samples per 3.0 m drill rod. All of the dry RC sample chips went through the cyclone and collected in a Jones splitter, where the sample was split in half or quartered and bagged for assay.

A geologic determination is reportedly made at the drill rig, regarding which samples were to be assayed. Typically, any intervals with veining or strong silicification are marked and several unmineralized samples on either side of the vein zone are included. Samples to be shipped are placed in grain sacks and secured with their tops tied with plastic tie-wraps or tape. Samples are transported to the Mercedes camp area by MMM personnel.

Samples are collected on-site approximately once per week by drivers from ALS-Chemex, who come from the Hermosillo laboratory facility where samples are prepared, reduced and then shipped to Vancouver for analysis. Check samples and duplicate samples are collected daily, temporarily stored at the Mine and shipped periodically, when quantity justifies doing so.

11.1.1	Sample Collection - Wet RC Drilling

In 2000-2001, wet samples were collected on 1.5 m intervals, until the vein zone was near. In vein zones/material, samples were collected on 0.75 m intervals, whereas all 2006 wet RC sampling was done on 1.0 m spacing, with three samples per 3.0 m drill rod.

With wet RC sampling, the entire sample was funneled from the cyclone into a circulating splitter, fitted with blocks placed on alternate openings to cut sample size down to a quarter split. Samples were collected in bags fitting directly into the 19 L buckets, where flocculant was added in advance of drilling, to help settle out fines. In high water flow areas, water was allowed to flow out of the bucket.

June 2021	11-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
11.2	Core Drilling and Sampling

Major Drilling has been the favoured contractor retained to carry out most core drilling campaigns at Mercedes, with the exception of a small program conducted by BDW International in 2006.

Over the period 2006-2019, core boxes were regularly collected at the drill rig under the supervision of MMM geologists and transported to the camp core logging facility. The basic sequence in the core facility included, in this order:

1.	Labelling intervals on boxes;
2.	Washing the core;
3.	Core photography;
4.	Geotechnical logging;
5.	Geologic logging;
6.	Marking of sample intervals;
7.	Core splitting;
8.	Transfer of core boxes with mineralized zones to secure warehouse.

Core intervals to be sampled were selected by the logging geologist, to cover all vein and significant alteration zones. Typically, sampling was started 5.0 m before and extended 5.0 m beyond the point of interest. Core samples were divided into lengths ranging from 30 cm to a maximum of 1.5 m, based on geologic characteristics. All core was split using manual hydraulic splitters, after test sampling with diamond saws reportedly demonstrated significant loss of earthy hematite vein-filling material known to commonly contain very small visible gold specks.

All core drilled between 2005 and 2020 was logged by MMM at the Mercedes camp. Core samples are typically marked, logged, split and placed in plastic bags and sealed with bag ties. Batches of samples were then placed in grain sacks and sealed with tie-wraps or tape, to be temporarily stored in a locked warehouse facility on-site. Samples were collected on-site approximately once per week by drivers from ALS-Chemex coming from the Hermosillo preparation facility.

11.3	Mine Channel Sampling

Channel/chips samples are collected daily at the active fronts, where mine development takes place. After the face has been cleared of muck, scaled off and secured, the advance is measured, a sketch is drawn, and markings placed to identify, geo-reference and summarily describe the mineralized structures from the host-rock.

Samplers proceed to collect chips of rock over what constitute linear channels across the mineralized structures and do so, separately, for the surrounding rocks. The chips of a sample, collected in a pail, are bagged with a numbered sample tag and sealed for transportation to the Mine laboratory. On average, some 20 mine (channel) samples per shift are collected and sent for analysis.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

This process is manual, laborious, dependent on the individuals dispositions, and inherently inconsistent due to the variable conditions at the faces on any given day, such as access (has the face been cleared and secured), timing (are the miners willing to wait), vein/rock variable occurrence, hardness, width, etc. However, it is a necessary procedure, to track mineralization, monitor grade variation and cumulatively provide the sample density and information needed to delineate resources.

11.3.1	Factors Impacting Reliability of Results

Some of the RC drilling on the property was completed in a wet environment. Wet RC drilling has been known to produce unreliable results when contamination occurs. Two RC holes at Klondike (K004 and K006), apparently drilled below the water table, reportedly intersected wide zones of low-grade mineralization, which were not verified by adjacent core holes. These suspicious results, however, have had no impact on the resource estimate, since the two related geological solids they contributed to were not compiled in the mineral resource tally.

Samples from RC drilling and adjacent core drilling were summarily compared. Above values of approximately 3.0 gpt Au, RC drilling appear to show a negative bias, i.e. to report lower gold grades compared to core drilling. Due to the limited amount of RC drilling in the database, however, this is not expected to significantly affect resource estimation.

No significant issues were noted with the core recovery that could impact reliability of results, as the majority of the mineralized intercepts show good overall recovery with over 80% interval recovered.

11.4	Drill Sample Preparation and Analysis

Almost all 2000 to 2020 assaying was completed at ALS laboratories (ISO 17025:2017 certified) and predecessors Bondar-Clegg and Chemex in Vancouver, British Columbia. Due to extreme sample volumes, some sample preparation in 2011, 2019 and 2020 was done by Chemex at preparation facilities in Chihuahua, Zacatecas, and Guadalajara, Mexico. Sample preparation is currently completed at the ALS preparation laboratory in Hermosillo, Mexico.

At the laboratory, the sample is logged in the tracking system, weighed, dried at 120°C, and finely crushed to better than 70% passing a 2 mm screen. A split of up to 250 g is taken and pulverized to better than 85% passing a 200-mesh screen.

Bondar-Clegg assayed for gold utilizing 30 g fire assay (FA)/Atomic Absorption (AA) finish. Silver was determined with AA using a single acid dilution. Any gold assays over 10.0 gpt Au were rerun with fire assay and any silver values over 50 gpt Ag were run a second time utilizing additional dilutions. The Bondar-Clegg fire assay procedure contained the following steps:

•	A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in a microwave oven. 0.5 mL concentrated hydrochloric acid is then added, and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 10 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

June 2021	11-3

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Throughout 2005 to 2016, gold and silver analyses were conducted using a 30 or 50 g fire assay, gravimetric finish method. Most 2005 to 2013 assaying was done using a gravimetric method at the ALS Chemex laboratory (ALS) in Vancouver, British Columbia, Canada. From 2013 to 2019, gold analyses were completed using a FA-AA finish, with all samples over 5.0 gpt Au re-analyzed by the FA-gravimetric finish method, and over 10.0 gpt Au since 2020. Due to high sample volume, a small percentage of the 2007 samples were analyzed in the ALS laboratory in Guadalajara, Mexico. The gravimetric procedure was completed as follows:

•	A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.

When visible gold was noted, samples were sometimes analyzed, or re-assayed by metallic screen methods. The screen metallic procedure was completed as follows:

•	The sample pulp (1,000 g) is passed through a 100 μm (Tyler 150 mesh) stainless steel screen. Any material remaining on the screen (+) 100 μm is retained and analyzed in its entirety by FA with a gravimetric finish and reported as the Au (+) fraction. The material passing through the screen (-) 100 μm fraction is homogenized and two sub-samples are analyzed by FA with an AA finish (Au-AA25 and Au-AA25D). The average of the two AA results is taken and reported as the Au (-) fraction result. All three values are used in calculating the combined gold content of the plus and minus fractions. The gold values for both the (+) 100 μm and (-) 100 μm fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample.
11.5	Mine Production Sample Preparation and Analysis

Channel samples from development headings and underground infill drilling are processed at the Mine laboratory. Figure 11-1 shows the sample preparation and analysis procedure at the Mine laboratory. For gold assays, samples are analyzed by FA with an AA finish, and if the results are greater than 5.0 gpt Au, the samples are re-analyzed by FA and gravimetric finish, with both procedures using a 30 g pulp sample. For silver analysis, samples were assayed by FA with a gravimetric finish using a 30 g pulp sample until September 2015. After that date, silver analysis was done with a total digestion using four acids.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The reception area is very small, about 10 m².
RECEPTION
Sample with a maximum size of 6 kg. Label and the order of dispatch.
Shelf with a capacity of 90 stainless steel trays of 50x30x7 cm.
DRYING
Drying of sample at a temperature of 110°C for a period of time that will depend on the humidity of the sample, normally is between 4 and 6 hrs.
TM Engineering Jaw crusher.
CRUSHER >85% -10#
Complete crushing of sample to size -10# Tyler >85% per particle.
Do a granulometry control of crushed every 20 samples
Clean with compressed air in between samples and use waste quartz every 20 samples
DIVISION
Sample division in order to obtain a subsample of 1000 gr.
ESSA Pulverizer with a 1 Kg nominal capacity.
PULVERIZING >95% -140#
250 gr Pulverizing of the sample to -140# Tyler >95%.
Do a granulometry control of pulverized every 20 samples
Clean with compressed air in between samples and use silica sand each of the samples
PACKING
Pulp over x 250 gr ANALYSIS
After 1 month they are returned to geology.
QC Minera Mercedes
ANALYSIS
Pulpa Remaining
Premier Gold Mines Limited
Mercedes Gold-Silver Mine
Sonora State, Mexico
Mine Laboratory Sample Preparation and Analytical Procedure

Source: Yamana Gold Inc., 2013.

Figure 11-1: Sample preparation and analysis procedure (source: Altman, K.A. et. al., 2018)

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
11.6	Exploration Quality Assurance/Quality Control
11.6.1	2000-2001 RC Drilling

During 2000-2001, when RC dry drilling, a second split was routinely collected every tenth sample for check assaying. In zones of potential mineralization, vein samples were sometimes re-split using the Jones splitter to obtain two identical samples for check assaying. During wet drilling, duplicate samples were collected every tenth sample by setting a second bucket with sample bag under the overflow pipe. Flocculant was added to buckets in the same manner as the main sample. In a few cases, wet sample bags were allowed to sun dry and a second split was made using the Jones splitter to obtain duplicate samples for analysis. These were submitted at the end of the same hole, under a different sample number. Comparison of the original versus duplicate samples returned an excellent R2 factor of 0.96.

No standards were submitted with samples in the 2000-2001 RC drilling programs.

11.6.2	2005 RC and Core Drilling Program

During 2005, when RC dry drilling, a second split was routinely collected every tenth sample for check assaying. In zones of potential mineralization, vein samples were sometimes re-split using the Jones splitter to obtain two identical samples for check assaying. During wet drilling, duplicate samples were collected every tenth sample by setting a second bucket with sample bag under the overflow pipe. These duplicate samples were re-numbered and submitted to Chemex for analysis, due to lack of a certified umpire laboratory in Mexico at the time.

Two standards and a sterile blank were routinely submitted with the 2005 RC and core samples to maintain quality control. The standards were prepared in 1995 by the laboratory at Meridian’s Beartrack Mine in Idaho, for use in shipping exploration samples to Chemex laboratory. These consisted of a Beartrack Mine sulphide standard averaging 4.8 gpt Au, and a Beartrack Mine oxide standard averaging 1.7 gpt Au. Mineralized standards averaged approximately 1.5 kg to 3.0 kg in weight.

Sterile samples were collected at Mercedes from unmineralized core or rock outcrops, and typically weighed 3.0 kg to 5.0 kg.

Standards were typically placed in the drill sequence as the first or last sample of the drill interval selected for assay.

Results for the 2005 standard and sterile samples are not available. However, it is assumed that company personnel requested re-analysis, where required, as a routine activity, as was done in subsequent drill programs.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
Rejects from several high-grade intercepts were submitted for multiple analyses to verify gold grades. Results from all four samples were similar, with all laboratories averaging within 10% and only limited nugget effect noted.

11.6.3	2006 RC and Core Drilling Program

During 2006, ALS was the primary laboratory. All samples were sent to the sample preparation facilities in Hermosillo, Sonora, and were analyzed in Vancouver, BC. The analytical method was fire assay with a gravimetric finish on 50 g pulps. Some samples with questionable assays were also analyzed by Metallic Screen.

Eight types of Au certified reference materials were used to monitor the accuracy of the results. All were bought from CDN Resource Laboratories Ltd. (CDN Labs), of Canada, and approximately 75% had economic values. At least one standard was inserted at random, in every work order that was submitted to the lab.

A total of 109 standard pulps were included, 18.4% of which showed values outside the accepted range. Re-analysis was requested when necessary.

11.6.4	2007 Core Drilling Program

The sterile material used to monitor contamination during sample preparation was a latite rock from old core splits that had no significant gold value. A total of 115 sterile samples were sent to the laboratory, 25 of which were above detection limit, but only five were actually above the accepted range, with values between 0.31 ppm and 1.04 ppm. This represents 4% of the total sent. In all of these samples, the contamination had probably been carried over from the high-grade samples that were prepared previously in the laboratory.

A total of 99 blank pulps were sent to monitor contamination during analysis, six of which were above detection limit (0.05 ppm), but only one was slightly above 0.25 ppm.

Twelve standards were used to monitor the accuracy of the results. At least one standard, ranging from low grade to high grade was inserted in each sample sequence, generally at least every 30 samples. A total of 319 standard pulps were sent, 24.8% of which returned values outside the accepted range. The standard with the most percentage of failures was CDN-GS-1C, the lowest grade standard in the list. Re-analysis was completed when necessary.

A total of 98 rejects - typically two mineralized samples per drill hole, with one high grade and one low grade - were shipped to Acme Laboratories in Vancouver and run using fire assay-gravimetric procedure, using the same preparation methods that were initially employed by ALS. Results showed a 14% difference between the two laboratories, which Yamana found acceptable.

June 2021	11-7

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
11.6.5	2008 to 2019 Core Drilling Program

A systematic QC procedure, previously implemented by Yamana, was continued by Premier, which comprised the insertion of standards, steriles, and blanks in a prescribed order, and regularly included the insertion of duplicates and the use of check pulps, every 30-40 samples, in every sample sequence. A QC failure was deemed to occur when encountering any of the following outcomes:

•	A standard greater than three standard deviations (3SD) from the mean;
•	Two adjacent standards that are greater than two standard deviations (2SD) from the mean, on the same side of the mean (bias);
•	A blank or sterile sample that is greater than the warning limit, i.e. five times the detection limit for the gravimetric method. This rule is even more of a concern if an adjacent standard also fails.

Sterile Samples

Sterile material used to monitor contamination during sample preparation was sourced from vitrophyre rocks, found on the property. Samples returning values over the 0.03 gpt Au limit are considered failures. Analytical failures for gold for the sterile samples are listed in Table 11-1.

Reviews showed that some of these sterile samples were located directly after high grade samples, indicating minor contamination in the laboratory preparation process.

Table 11-1: Sterile samples analysis - Exploration yearly tabulation

Year	Steriles Inserted	Failures (Au)		Failures (Ag)
		Number	%	Number	%
2009	200	6	3.0%	nd
2010	440	8	1.8%	nd
2011	173	2	1.2%	nd
2012	335	0	0.0%	nd
2013	123	0	0.0%	nd
2014/15	282	1	0.4%	nd
2016	164	1	0.6%	0	0.0%
2017	287	7	2.4%	3	1.0%
2018	232	7	3.0%	2	0.9%
2019	281	7	2.5%	2	0.7%
2020	142	3	2.1%	2	1.4%

Overall, the results of the sterile analyses are considered acceptable in terms of control of contamination in the analytical procedure.

June 2021	11-8

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Blank Samples

To monitor the contamination that might occur during the analytical procedure, blank pulps were inserted in the sampling sequence, at the end of the mineralized zone, and following the sterile and a high-grade standard. The blank pulps are certified reference material from CDN Labs, which come in paper bags of approximately 100 g each. Samples that returned values over the 0.03 gpt Au limit are considered failures (Table 11-2).

Table 11-2: Blank samples analysis - Exploration yearly tabulation

Year	Blanks Inserted	Failures (Au)		Failures (Ag)
		Number	%	Number	%
2008	282	1	0.4%	nd
2009	128	1	0.8%	nd
2010	377	1	0.3%	nd
2011	152	0	0.0%	nd
2012	291	5	1.7%	nd
2013	111	1	0.9%	nd
2015	251	0	0.0%	3	1.2%
2016	172	0	0.0%	0	0.0%
2017	322	0	0.0%	1	0.3%
2018	280	1	0.4%	4	1.4%
2019	347	0	0.0%	0	0.0%
2020	158	0	0.0%	1	0.6%

Overall, the blank results are considered acceptable in terms of control of contamination in the analytical procedure.

Standard Samples

Certified reference materials were used to monitor the accuracy of the results (Table 11-3). All were bought from CDN Labs and recently ranged in value from 0.7 gpt Au to 14 gpt Au. CDN Labs were commissioned to make some of the standards utilizing core or coarse rejects from Mercedes area core. At least one standard was inserted at random, in every work order that was submitted to ALS-Chemex, the primary laboratory.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 11-3: Certified standard sample reproducibility analysis - Exploration yearly tabulation

Year	Standards (Au) Inserted	Failures (Au) >2SD<3SD		Failures (Au) >3SD		Standards (Ag) Inserted	Failures (Ag) >2SD<3SD		Failures (Ag) >3SD
		Number	%	Number	%		Number	%	Number	%
2008	677			81	12.0%	nd
2009	251	23	9.2%	23	9.2%	nd
2010	450	45	10.0%	22	4.9%	nd
2011	186	11	5.9%	10	5.4%	163	38	23.3%	26	16.0%
2012	375	24	6.4%	30	8.0%	323	61	18.9%	34	10.5%
2013	137	5	3.6%	1	0.7%	128	6	4.7%	13	10.2%
2014	270	22	8.1%	4	1.5%	243	12	4.9%	5	2.1%
2015	355	15	4.2%	6	1.7%	355	31	8.7%	11	3.1%
2016	246	11	4.5%	0	0.0%	181	10	5.5%	1	0.6%
2017	384	6	1.6%	5	1.3%	311	13	4.2%	1	0.3%
2018	352	27	7.7%	7	2.0%	280	22	7.9%	12	4.3%
2019	383	17	4.4%	4	1.0%	345	17	4.9%	5	1.4%
2020	210	7	3.3%	4	1.9%	202	13	6.4%	2	1.0%

Each failure of a standard was investigated and the standard and adjacent samples were analyzed again, where necessary and according to established protocols.

Overall, the results of the standard samples are considered acceptable in terms of monitoring the accuracy of the analytical procedure, yet the failure rates for the certified silver reference standards are noted and are typically more commonly observed than with the gold reference standards.

Table 11-4 and accompanying chart plots (Figure 11-2) show the most recent results of the analyses of the gold and silver certified reference materials in 2018 and 2019, respectively.

Table 11-4: Results of gold and silver standards submitted to the ALS Chemex laboratory in Hermosillo, 2018

Au_ppm
CRM	RR Value (mean/ppm)	LAB Value (mean/ppm)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
MX_MER_LG	0.71	0.71	0.00	155	17	11.0%	4	2.6%
MX_MER_CG	2.36	2.33	-0.03	108	3	2.8%	1	0.9%
MX_MER_MG	5.71	5.65	-0.05	17	1	5.9%	1	5.9%
MX_CDN_GS_P7E	0.76	0.79	0.03	21	2	9.5%	0	0.0%
MX_CDN_GS_1P5F	1.40	1.41	0.01	23	3	13.0%	0	0.0%
MX_CDN_GS-4D	3.81	3.86	0.05	25	1	4.0%	1	4.0%
MX_CDN_GS_7E	7.32	7.55	0.23	3	0	0.0%	0	0.0%
			Total	352	27	7.7%	7	2.0%
June 2021	11-10

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Ag_ppm
CRM	RR Value (mean/ppm)	LAB Value (mean/ppm)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
MX_MER_LG	48.0	46.6	-1.40	155	11	7.1%	7	4.5%
MX_MER_CG	66.0	64.8	-1.20	108	7	6.5%	4	3.7%
MX_MER_MG	92.5	91.2	-1.30	17	4	25.5%	1	5.9%
			Total	280	27	7.9%	12	4.3%

Figure 11-2: Control chart plot - Gold standards from ALS Chemex laboratory in Hermosillo, 2018

The error rate was noted to have increased somewhat marginally in 2018, compared to previous years, but these failures rates are acceptable and limited to certain certified standard reference standard material and grade ranges, in particular. It is recommended that standard MX_MER_LG be compared with other standard standards relating to low grade range material. i.e. below 1 gpt Au, to see if performance improves.

The 2018 sample gold assays are considered acceptable for use in resource estimation.

Table 11-5 and Figure 11-3 show the results of the analyses of the gold and silver certified reference materials in 2019.

June 2021	11-11

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 11-5: Results of gold and silver standards submitted to the ALS Chemex laboratory in Hermosillo, 2019

Au_ppm
CRM	RR Value (mean/ppm)	LAB Value (mean/ppm)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
MX_MER_LG	0.71	0.70	-0.01	170	15	8.8%	4	2.4%
MX_MER_CG	2.36	2.33	-0.03	172	0	0.0%	0	0.0%
MX_MER_MG	5.71	5.55	-0.16	3	0	0.0%	0	0.0%
MX_CDN_GS_P7E	0.76	0.78	0.02	5	0	0.0%	0	0.0%
MX_CDN_GS_1P5F	1.40	1.40	0.00	10	1	10.0%	0	0.0%
MX_CDN_GS-4D	3.81	3.65	-0.16	23	1	4.4%	0	0.0%
			Total	383	17	4.4%	4	1.0%

Ag_ppm
CRM	RR Value (mean/ppm)	LAB Value (mean/ppm)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
MX_MER_LG	48.0	47.3	-0.71	170	11	6.5%	1	0.6%
MX_MER_CG	66.0	66.1	0.10	172	6	3.5%	2	1.2%
MX_MER_MG	92.5	88.7	-3.84	3	0	0.0%	2	66.7%
			Total	345	17	4.9%	5	1.5%

Figure 11-3: Control chart plot - Gold standards from ALS Chemex laboratory in Hermosillo, 2019

June 2021	11-12

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

It is noted that the error rate has improved somewhat in 2019, compared to 2018 and previous years, and that reference standard MX_MER_LG, reflecting the lower grade range material, is the only standard where failures have been noted for gold. However, these results are considered reasonable and the 2019 sample gold assays are acceptable for use in resource estimation.

Table 11-6 and Figure 11-4 show the results of the analyses of the gold and silver certified reference materials in 2020.

Table 11-6: Results of gold and silver standards submitted to the ALS Chemex laboratory in Hermosillo, 2020

Au_ppm
CRM	RR Value (mean/ppm)	LAB Value (mean/ppm)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
MX_MER_LG	0.71	0.70	-0.01	88	4	4.6%	3	3.4%
MX_MER_CG	2.36	2.33	-0.03	102	1	1.0%	1	1.0%
MX_MER_MG	5.71	5.71	0.00	12	1	8.3%	0	0.0%
MX_CDN_GS_4D	3.81	3.79	-0.02	7	1	14.3%	0	0.0%
MX_CDN_GS_7E	7.32	7.57	0.25	1	0	0.0%	0	0.0%
			Total	210	7	3.3%	4	1.9%

Ag_ppm
CRM	RR Value (mean/ppm)	LAB Value (mean/ppm)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
MX_MER_LG	48.0	46.9	-1.09	88	5	5.7%	1	1.1%
MX_MER_CG	66.0	65.2	-0.80	102	5	4.9%	1	1.0%
MX_MER_MG	92.5	93.4	0.90	12	3	25.0%	0	0.0%
			Total	202	13	6.4%	2	1.0%

June 2021	11-13

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 11-4: Control chart plot - Gold standards from ALS Chemex laboratory in Hermosillo, 2020

It is noted that the error rate has improved in 2020, compared to previous years, and that reference standard MX_MER_LG, reflecting the lower grade range material, is the only standard where failures have been noted for gold. However, these results are considered reasonable and the 2020 sample gold assays are acceptable for use in resource estimation.

Field (Core) Duplicates

The systematic use of core (field) duplicates was implemented at the beginning of the 2008 program to monitor the variability of the grades in the core (Table 11-7). These duplicates were splits of drill core that were inserted approximately every 30 samples and taken randomly from outside the vein. They were treated as normal samples and were consecutively numbered with respect to the original core split.

Table 11-7: Core duplicate sample analyses - Exploration yearly tabulation

Year	Duplicates Inserted	Correlation (Gold)	Correlation (Silver)
2008	323	0.37	nd
2009	222	0.99	nd
2010	443	0.82	nd
2011	473	0.83	nd
2012	274	0.57	nd

June 2021	11-14

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
Year	Duplicates Inserted	Correlation (Gold)	Correlation (Silver)
2013	89	0.9	nd
2014	126	1	nd
2015	217	0.95	0.96
2016	163	0.96	0.99
2017	289	-	-
2018	251	-	-
2019	286	-	-

Due to the low concentration of samples, core duplicates can show a poor precision, most of them reportedly below 1.0 gpt Au and 15.0 gpt Ag. In its assessment and technical report, dated April 18, 2018, RPA recommended that more field duplicate samples with grades above the cut-off grade be collected or this practice be discontinued. Julie-Anaïs Debreil (QP) concurs with this recommendation.

Pulp Duplicates

In May 2008, a system for pulp checking was implemented at Mercedes. Every laboratory order that was submitted to ALS-Chemex included a request for at least one sub-sample of pulp to be sent to ACME Labs, acting as a secondary laboratory, with the purpose of checking the reproducibility of the analyses. These check pulps were selected at random, approximately every 30 to 40 samples, by the person arranging the sample shipments. Up to November 2008, a total of 143 check assays had been received and the correlation between originals and checks was deemed good at 98%.

No pulp samples were sent to a secondary laboratory for analysis in 2011 to 2013, yet the pulp checking program resumed in 2014. A total of 1,642 pulps were sent to ACME Labs to check the reproducibility of the original assays in 2014, 2015 and 2016. Standards and blanks were added to this sample stream. Results were excellent, with a slight negative bias for high grade silver analyses in the ALS-Chemex data.

In 2017, a total of 879 pulps were sent to Bureau Veritas Commodities Canada Ltd. (Bureau Veritas) in Vancouver to check the reproducibility of the original assays. Standards and blanks were added to this sample stream. Results were excellent, with a slight negative bias for high grade silver analyses in the Bureau Veritas data.

In 2018, a total of 909 pulps, with some 22 standards and 13 blanks, were sent to Bureau Veritas in Vancouver to check the reproducibility of the original assays. Results were excellent with a slight negative bias for high grade silver analyses in the Bureau Veritas data.

June 2021	11-15

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

In 2019, a total of 744 pulps were sent to Bureau Veritas in Vancouver to check the reproducibility of the original assays as per the vetted procedures. Some 23 standards and 19 blanks were added to this sample stream. Results were excellent, with a slight negative bias for high grade silver analyses in the Bureau Veritas data. Figure 11-5. shows the results for 2019.

Q-Q Plot Au 0-5 ppm
ALS CHEMEX vs ACME
Au_ppm ACME
Au_ppm ALS CHEMEX
0
1
2
3
4
5

Q-Q Plot Ag 0-100 ppm
ALS CHEMEX vs ACME
Ag_ppm ACME
Ag_ppm ALS CHEMEX
0
20
40
60
80
100

Q-Q Plot Au 5-20 ppm
ALS CHEMEX vs ACME
Au_ppm ACME
Au_ppm ALS CHEMEX
5
10
15
20

Q-Q Plot Ag 100-300 ppm
ALS CHEMEX vs ACME
Ag_ppm ACME
Ag_ppm ALS CHEMEX
100
150
200
250
300

Figure 11-5: Pulp duplicates reproducibility - 2019 - ALS-Chemex vs Bureau Veritas (ACME) Labs

June 2021	11-16

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
11.7	Mine Quality Assurance/Quality Control

The Mercedes Mine QA/QC procedures, employed prior to 2014, were adequately described and commented in RPA’s 2017 technical report on the Mercedes Mine. The present report will specifically address the QA/QC procedures and data related to the past five years, covering the period between 2015 and 2019.

11.7.1	2014 To 2019 QA/QC Results

Sterile Samples

Samples of sterile material were used over the years to monitor contamination during sample preparation. Rock samples from a vitrophyre porphyritic outcrop found on the property are submitted daily, once per night shift, to the Mine lab. The results of the sterile sample analyses are compiled monthly and tabulated yearly in the following Table 11-8.

Table 11-8: Sterile sample analyses - Mine yearly tabulation

	Steriles Inserted	Failures (Au)		Failures (Ag)
Year		Number	%	Number	%
2014	285	11	3.9%	nd	nd
2015	442	13	2.9%	nd	nd
2016	382	8	2.1%	17	4.8%
2017	386	10	2.6%	11	2.8%
2018	356	22	6.2%	52	14.6%
2019	356	10	2.8%	23	6.5%
2020	212	16	7.6%	12	5.6%

The results are satisfactory, particularly for gold and with the exception of 2018, where some minor contamination from the source might have occurred. Overall, the results of the sterile analyses are considered acceptable in terms of control of contamination in the analytical procedure.

Blank Samples

To monitor the contamination that might occur during the analytical procedure, blank pulps are inserted in the sampling sequence, once per day on the day shift. The blank pulps are certified reference material obtained from CDN Labs, which come in paper bags of approximately 100 g each. The results of the blank sample analyses are listed in Table 11-9.

June 2021	11-17

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 11-9: Blank sample analyses - Mine yearly tabulation

	Blanks Inserted	Failures (Au)		Failures (Ag)
Year		Number	%	Number	%
2014	274	11	4.0%	7	2.6%
2015	457	25	5.5%	19	4.2%
2016	381	6	1.6%	5	1.3%
2017	396	11	2.8%	8	2.0%
2018	365	13	3.6%	34	9.3%
2019	356	16	4.5%	14	3.9%
2020	210	6	2.9%	1	1.2%

Performance reportedly improved following the switch in analytical methods in 2015. Since then, however, the number of failures has steadily, if marginally, increased year on year for both silver and gold grade elements.

While still satisfactory, for gold notably, the results of the sterile analyses are considered acceptable in terms of control of contamination in the analytical procedure.

Mine Standard Samples

Standard samples with known grades are obtained from certified Canadian labs and submitted twice daily in the sample stream to the Mine lab; that is, once during the night shift and once during the day shift. When a standard analysis exceeds the 3SD limit, it is marked as a failure and a re-analysis is typically requested for the standard and two samples on each side of it in the batch.

Table 11-10 shows the results of the analyses of the gold certified reference materials in 2015.

Table 11-10: Results of gold standards submitted to the Mine laboratory in 2015

Au_ppm
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-FCM-7	0.89	1.21	0.32	43	7	16.3%	8	18.6
CDN-ME-1205	2.20	2.47	0.27	74	4	5.4%	7	9.5
CDN-ME-1303	0.92	0.96	0.04	47	2	4.3%	3	6.4
CDN-ME-1304	1.80	2.40	0.60	89	5	5.6%	14	15.7
CDN-GS-1Q	1.24	1.26	0.02	198	14	7.1%	8	4.0
CDN-ME-1312	1.27	1.30	0.03	112	2	1.8%	5	4.5
CDN-ME-1402	13.90	14.09	0.19	33	2	6.1%	3	9.1
CDN-GS-14A	14.90	14.99	0.09	86	13	15.1%	9	10.5

June 2021	11-18

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
Au_ppm
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-GS-10D	9.50	9.57	0.07	84	8	9.5%	13	15.5
CDN-GS-7F	6.90	6.90	0.00	110	8	7.3%	12	10.9
			Total	876	65	7.4%	82	9.4%

Despite the change in analytical methods in 2015, it is noted that the error rate still appears problematic. Further investigation reveals, however, that the overall performance may be adversely skewed by the poor results from three standards, notably the CDN-FCM-7, CDN-ME-1304 and CDN-GS-10D, reflecting low, medium and high grade respectively. As the overall results appear to show no real bias, the Mine gold assays are still considered acceptable for use in Mineral Resource estimation; yet, that caution should be taken when considering changing analytical methods.

Table 11-11 shows the results of the analyses of the silver certified reference materials in 2015, immediately following the change in analytical methods at the Mine laboratory.

Table 11-11: Results of silver standards submitted to the Mine laboratory in 2015

Ag_gpt (GRAV)
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-FCM-7	64.7	55.2	-9.50	43	6	14.0%	17	39.5%
CDN-ME-1205	25.6	23.8	-1.76	74	14	18.9%	41	55.4%
CDN-ME-1303	152.0	139.7	-12.34	47	0	0.0%	5	10.6%
CDN-ME-1304	34.0	30.2	-3.78	46	4	8.7%	18	39.1%
CDN-GS-1Q	40.7	37.8	-2.90	196	29	14.9%	85	43.6%
CDN-ME-1312	22.3	17.9	-4.36	9	0	0.0%	8	88.9%
			Total	414	53	12.8%	174	42.0%

Ag_gpt (DAT)
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-ME-1304	34.0	33.9	-0.06	43	3	7.0%	3	7.0%
CDN-GS-1Q	40.7	42.3	1.63	3	1	33.3%	0	0.0%
CDN-ME-1312	22.3	23.8	1.52	103	11	10.7%	8	7.8%
CDN-ME-1402	131.0	127.9	-3.11	33	0	0.0%	2	6.1%
			Total	182	15	8.2%	13	7.1%

June 2021	11-19

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Inaccuracies are thought to arise due to the encapsulated nature of the silver-bearing minerals and, at times, the incomplete digestion of the samples during analysis. This should not be affected by the gravimetric finish of the fire assay analytical method. It is noted that while the error rate remained problematic, performance improved slightly following the switch in analytical methods in September 2015, when Four Acid Digestion, AAS finish (Ag_gpt_DAT), was re-introduced. Rates declined to 8.2% for failures between 2SD and 3SD and declined to 7.1% for failures greater than 3SD for the 182 samples analyzed. Upon closer examination, there would appear to be an overall positive bias with Ag-DAT analytics, compensated by a slight negative bias when looking at the Ag-GRAV test data; in light of which, the Mine silver assays are still considered to be acceptable for use in Mineral Resource estimation.

Table 11-12 and Table 11-13 show the results of the analyses of the gold and silver certified reference materials in 2016.

Table 11-12: Results of gold standards submitted to the Mine laboratory in 2016

Au_gpt
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-ME-1403	0.95	0.96	0.01	143	3	2.1%	14	9.8%
CDN-ME-1304	1.80	1.80	0.00	152	3	2.0%	7	4.6%
CDN-ME-1312	1.27	1.28	0.01	122	2	1.6%	1	0.8%
CDN-ME-1402	13.90	13.36	-0.54	153	6	3.9%	12	7.8%
CDN-GS-7F	6.90	6.78	-0.12	175	12	6.9%	15	8.6%
			Total	745	26	3.5%	49	6.6%

It is noted that the error rate has much improved in 2016 and the QP considers that the Mine gold assays are acceptable for use in resource estimation.

Table 11-13: Results of silver standards submitted to the Mine laboratory in 2016

Ag_gpt
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-ME-1403	53.9	56.0	2.08	143	1	0.7%	5	3.5%
CDN-ME-1304	34.0	35.0	1.03	152	2	1.3%	4	2.6%
CDN-ME-1312	22.3	23.3	0.95	122	4	3.3%	3	2.5%
CDN-ME-1402	131.0	125.6	-5.39	153	3	2.0%	10	6.5%
			Total	570	10	1.8%	22	3.89%
June 2021	11-20

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

It is noted that the error rate has significantly improved following the switch in analytical methods in 2015. The Mine silver assays are considered to be acceptable for use in resource estimation.

Table 11-14 and Table 11-15 show the results of the analyses of the gold and silver certified reference materials in 2017.

Table 11-14: Results of gold standards submitted to the Mine laboratory in 2017

Au_gpt
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-ME-1403	0.95	0.94	-0.01	54	1	1.9%	2	3.7%
CDN-ME-1204	0.98	1.06	0.09	190	27	14.2%	21	11.1%
CDN-ME-1312	1.27	2.04	0.77	152	0	0.0%	2	1.3%
CDN-ME-1402	13.90	13.49	-0.41	79	6	7.6%	10	12.7%
CDN-ME-1501	1.38	1.36	-0.02	106	3	2.8%	9	8.5%
CDN-GS-3M	3.10	3.02	-0.08	54	1	1.9%	0	0.0%
CDN-GS-7G	7.15	6.99	-0.16	127	18	14.2%	19	15.0%
			Total	762	56	7.4%	63	8.3%

It is noted that the error rate has increased somewhat in 2017 compared to previous years. The QP concurs with earlier observations and RPA’s recommendation that standards CDN-ME-1204 and CDN-GS-7G ought to be replaced to see if performance improves. Nonetheless, the 2017 Mine gold assays are considered acceptable for use in resource estimation.

Table 11-15: Results of silver standards submitted to the Mine laboratory in 2017

Ag_gpt
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-ME-1403	53.9	55.1	1.21	54	0	0.0%	1	1.9%
CDN-ME-1204	58.0	57.7	-0.27	190	5	2.6%	3	1.6%
CDN-ME-1312	22.3	22.6	0.28	152	5	3.3%	3	1.3%
CDN-ME-1402	131.0	126.9	-4.10	79	2	2.5%	4	5.1%
CDN-ME-1501	34.6	32.7	-1.91	106	4	3.8%	5	4.7%
CDN-GS-3M	95.4	96.5	1.10	54	1	1.9%	0	0.0%
			Total	635	17	2.7%	16	2.5%

June 2021	11-21

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Inaccuracies are thought to arise due to the encapsulated nature of the silver-bearing minerals and, at times, the incomplete digestion of the samples during analysis. As for the 2016 test data, the error rate is noted to have significantly improved, following the switch in analytical methods in 2015. The Mine silver assays are considered to be acceptable for use in resource estimation.

Table 11-16 and Table 11-17, show the results of the analyses of the gold and silver certified reference materials in 2018.

Table 11-16: Results of gold standards submitted to the Mine laboratory in 2018

Au_gpt
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-ME-1501	1.38	1.46	0.08	285	8	2.8%	12	4.2%
CDN-GS-3M	3.10	3.06	-0.04	141	1	0.7%	7	5.0%
CDN-ME-1402	13.90	13.72	-0.18	53	1	1.9%	8	15.1%
CDN-ME-1304	1.80	1.84	0.04	84	1	1.2%	12	14.3%
CDN-ME-1311	0.84	1.07	0.23	70	25	35.7%	19	27.1%
CDN-GS-7G	7.15	7.00	-0.15	60	9	15.0%	6	10.0%
CDN-GS-6F	6.79	7.69	0.90	36	0	0.0%	8	22.2%
			Total	729	45	6.1%	72	9.9%

It is noted that the failure rate, increased somewhat in 2017 and has continued to increase in 2018, and that the range where errors are most frequent appear to be between 0.75 and 1.5 gpt, and largely related to standard CDN-ME-1311, which shows a notable positive bias in the results.

Further investigation otherwise reveals that the rest of the results show little or no bias, and thus the Mine assays are considered to be acceptable for use in Mineral Resource estimation. With nearly 10% of the analyses being out of range values, however, caution should be exerted with the gold assays from the Mine channel samples.

June 2021	11-22

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 11-17: Results of silver standards submitted to the Mine laboratory in 2018

Ag_gpt (DAT)
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-ME-1501	34.6	33.6	-1.03	53	1	1.9%	2	3.8%
CDN-GS-3M	95.4	94.8	-0.63	29	0	0.0%	0	0.0%
			Total	82	1	1.2%	2	2.4%

Ag_gpt (GRAV)
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-ME-1501	34.6	30.5	-4.15	232	15	6.5%	100	43.1%
CDN-GS-3M	95.4	89.0	-6.40	112	7	6.3%	20	17.9%
CDN-ME-1402	131.0	111.4	-19.58	53	5	9.4%	27	50.9%
CDN-ME-1304	34.0	34.5	0.46	84	5	6.0%	25	29.8%
CDN-ME-1311	44.9	48.2	3.28	70	1	1.4%	62	88.6%
			Total	551	33	6.0%	234	42.5%

Note: From September 2015 to February 2018, silver analyses were determined using the DAT methodology (4 acid digestion); however, to optimize the delivery time of results, the Mine lab resorted to determining silver content by gravimetric methods, which it had stopped using in September 2015. The results of both methodologies are tabulated above.

It is noted that the failure rate has significantly worsened following the re-switch to fire assay, gravimetric finish, as its prime analytical method, starting in February 2018.

With out-of-range rates averaging 42.5% (234/551 samples submitted) for failures greater than 3SD the silver analyses remain problematic. It appears that the Ag-DAT (4 acid digestion) methodology produces much fewer erratic results and it is recommended that the Mine lab resumes using this analytical method. Caution is advised with the use of Mine silver assays determined via the FA-gravimetric finish method, silver data from 2018 most notably. However, given that the discrepancies noted display a slight negative bias overall, the Mine silver assays are considered to be still acceptable for use in Mineral Resource estimation, nonetheless.

Table 11-18, Table 11-19, Figure 11-7 and Figure 11-8 show the results of the analyses of the gold and silver certified reference materials in 2019.

June 2021	11-23

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 11-18: Results of gold standards submitted to the Mine laboratory in 2019

Au_gpt
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-ME-1311	0.84	1.05	0.21	127	43	33.9%	33	29.0%
CDN-ME-1304	1.80	1.88	0.08	111	2	1.8%	4	3.6%
CDN-ME-1308	1.40	1.45	0.03	130	4	3.1%	13	10.0%
CDN-ME-1705	3.66	3.62	-0.01	185	6	3.2%	13	7.0%
CDN-ME-1402	13.90	13.90	0.01	46	2	4.4%	0	0.0%
CDN-GS-6F	6.79	6.87	0.08	115	22	19.1%	7	6.1%
			Total	714	79	11.1%%	70	9.8%

Figure 11-6: Control chart plot - Gold standards from Mine lab, 2019

It is noted that the failure rate has continued to slightly increase somewhat in 2019, to 11.1% for failures between 2SD and 3SD, and stayed around 9.8% for failures greater than 3SD (70 out of 714 samples tested). A slight positive bias is noted for most grade groups, yet a more pronounced trend for the lower (<1 gpt) and upper-medium (>6, <7gpt) grade groups, particularly.

It is recommended that standard CDN-ME-1311 - one of the standards with more failure percentage, amounting to 73 erroneous results out of 127 assays - again be replaced to see if performance improves. As was opined in the previous audit investigation, it is suggested that this standard CDN-ME-1311 may be comprised of a matrix that is incompatible with the samples and flux used in the lab that are more suitable for oxide material.

June 2021	11-24

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

If the failure results associated to CDN-ME-1311 are excluded, the control plots reveal more consistency, less failure and greater conformity. In this light, the QP considers that the Mine gold assays would still be acceptable for use in resource estimation, yet cautions that these imprecisions cast a doubt on the precision of the Mine assay data, which should be mitigated with more stringent capping and compositing strategies.

Table 11-19: Results of silver standards submitted to the Mine laboratory in 2019

Ag_gpt
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-ME-1311	44.9	47.9	3.00	127	8	6.3%	104	81.9%
CDN-ME-1304	34.0	34.2	0.18	111	10	9.0%	23	20.7%
CDN-ME-1308	45.7	45.4	-0.10	130	4	3.1%	40	30.8%
CDN-ME-1705	78.3	79.1	1.60	185	6	3.2%	49	26.5%
CDN-ME-1402	131.0	124.4	8.90	46	4	8.7%	11	23.9%
			Total	599	32	5.3%	227	37.9%

Figure 11-7: Control chart plot - Silver standards from Mine lab, 2019

June 2021	11-25

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Inaccuracies were thought to arise due to the encapsulated nature of the silver-bearing minerals and, from time to time, result from the incomplete digestion of the samples during analysis. This should not be a problem with an analytical gravimetric finish, and yet, it persists. It is noted that the failure rate has significantly worsened following the switch in analytical methods to gravimetric finish, starting in February 2018.

With failure rates averaging 37.9% (227/599 samples submitted) for silver analytics greater than 3SD, the latter remain problematic, particularly in the lower-medium grade range, with CDN-ME-1311 (again) recording 104 errors out of 127 silver standard samples submitted, i.e. 82% failure. This latter standard sample data aside, the failure rate still hovers around 25%, which is excessive. While there doesn’t seem to be a bias in the 2019 silver analytical results, rather poor accuracy, the silver assay data impact on the potential value of mineral resources is considered minimal.

It is recommended that the standard CDN-ME-1311 be abandoned and that the Mine silver assay be treated with great caution during interpretation. The 2019 Mine silver assays, notably, should not be used in Mineral Resource estimation, yet it is recognized that their impact is insignificant.

Table 11-20, Table 11-21, Figure 11-8 and Figure 11-9 show the results of the analyses of the gold and silver certified reference materials in 2020.

Table 11-20: Results of gold standards submitted to the Mine laboratory in 2020

Au_gpt
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-ME-1308	1.40	1.41	0.01	69	9	13.0%	5	7.3%
CDN-ME-1705	3.66	3.63	-0.03	8	0	0.0%	0	0.0%
CDN-ME-1803	1.30	1.36	0.06	100	9	9.0%	26	26.0%
CDN-ME-1702	3.24	3.20	-0.04	145	18	12.4%	13	9.0%
CDN-ME-1402	13.90	13.50	-0.40	22	0	0.0%	1	4.6%
CDN-GS-6F	6.79	6.81	0.02	36	5	13.9%	3	8.3%
			Total	380	41	10.8%	48	12.6%
June 2021	11-26

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 11-8: Control chart plot - Gold standards from Mine lab, 2020

The standard CDN-ME-1311 that was recommended not to be used anymore due to high failure percentage is now being removed from the standard at the mine. The QP considers that the Mine gold assays would still be acceptable for use in resource estimation.

Table 11-21: Results of silver standards submitted to the Mine laboratory in 2020

Ag_gpt
CRM	RR Value (mean/gpt)	LAB Value (mean/gpt)	Diff.	n	≥2SD// <3SD		≥3SD
					Out of Range	%Out of Range	Out of Range	%Out of Range
CDN-ME-1308	45.7	51.5	5.80	69	6	8.7%	28	40.6%
CDN-ME-1705	78.3	73.5	-4.81	8	0	0.0%	2	25.0%
CDN-ME-1803	46.0	35.0	-11.01	11	0	0.0%	9	81.8%
CDN-ME-1702	47.4	52.2	4.83	47	5	10.6%	30	63.8%
CDN-ME-1402	131.0	124.0	-7.00	1	0	0.0%	0	0.0%
			Total	136	11	8.1%	69	50.7%

June 2021	11-27

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 11-9: Control chart plot - Silver standards from Mine lab, 2019

Inaccuracies were thought to arise due to the encapsulated nature of the silver-bearing minerals and, from time to time, result from the incomplete digestion of the samples during analysis. This should not be a problem with an analytical gravimetric finish, and yet, it persists. It is noted that the failure rate has significantly worsened following the switch in analytical methods to gravimetric finish, starting in February 2018.

June 2021	11-28

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

While there doesn’t seem to be a bias in the 2020 silver analytical results, rather poor accuracy, the silver assay data impact on the potential value of mineral resources is considered minimal.

Field Mine Duplicates

For the Mine sampling programs in 2014, 2015 and 2016, a total of 2,206 duplicate samples were analyzed by the Mine lab. As reported by RPA in their 2017 report, Thompson Howarth plots showed significant variability at levels of gold and silver grades for field duplicates. Analytical and preparation duplicates taken by the lab showed good precision, but due to the suspected presence of erratic coarse free gold, field duplicates showed relatively poor precision in almost all concentrations for the two monitored elements.

On average, some 20 mine (channel) samples per shift are collected and sent for analysis. A field duplicate involves taking a sample from the same place that was originally sampled, a new sample of the same width and the same weight as the "original" sample being generated. The procedure involves taking two field duplicates per day, one each during the day and night shifts, amounting to approximately 5% of the total number of samples collected.

For the Mine sampling programs of 2017, 2018 and 2019, totals of 708, 653 and 699 duplicate samples were respectively collected and analyzed by the Mine lab. In all of these programs, it is found that analytical and preparation duplicates carried out by the laboratory show relatively good precision overall. However, due to the suspected presence of coarse erratic free gold, field duplicates at best only show fair precision in almost all concentrations for the two monitored elements.

It is possible that the suspected erratic free gold presence and the nature of the mineralization at Mercedes only permit marginal improvement of the sampling process and analytic results. Should sampling though mechanization and other diligent efforts fail to be normalized, the QP would concur with RPA’s earlier recommendation that more field duplicate samples with grades above the cut-off grade be collected or this practice be discontinued.

Pulp Duplicates

No pulp samples were sent to a secondary laboratory for analysis from the Mine lab between 2014 and 2017. In their 2017 report, RPA recommended that 3 to 5% of the pulp analyzed by the Mine lab be sent to a second laboratory as an accuracy check.

It appears that this earlier recommendation was not followed and that no pulp duplicates were sent to a secondary laboratory from the Mine lab in either 2018 or 2019. However, this recommendation should be upheld.

June 2021	11-29

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Conclusion

The overall sampling, sample preparation, analysis, and security procedures for core and RC drill samples at the Mine meet industry standards and the resulting data are acceptable for use in Mineral Resource estimation.

Although there have been some problems noted occasionally with sample preparation and analysis at the Mine, MMM personnel appear to have always dutifully monitored the results and have taken appropriate corrective measures as deemed necessary.

In the QP’s opinion, the QA/QC program as designed and implemented is largely adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

June 2021	11-30

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
12.	Data Verification

Julie-Anaïs Debreil, P.Geo. (QP) has reviewed the Mine database for data validation and verification. The database close-out dates for the resource estimate are presented in Table 12-1.

Table 12-1: Assay database per zone and datasets per sample media close-out dates as per MMM

Zones	Date Analyses	DB CHN	DB DDH
AID	20/05/2020	22/03/2020	07/05/2020
BCA	1/06/2020	02/02/2020	07/05/2020
BHI	26/11/2019	31/12/2019	24/11/2019
CBA	01/06/2020	31/12/2019	24/11/2019
CDO	30/11/2019	31/12/2019	24/11/2019
DIL	7/12/2020	29/11/2020	30/11/2020
GAP	10/11/2019	31/03/2020	24/11/2019
KLN	1/12/2019	31/12/2018	31/05/2020
LAG	4/06/2020	31/03/2020	07/05/2020
LUP	7/12/2020	29/11/2020	30/11/2020
MAR	4/12/2020	31/12/2019	30/11/2020
RDO	5/12/2020	31/03/2019	25/09/2020
12.1	Site Visit

The QP last conducted a site visit on March 2-6, 2020. This site visit included a review of the exploration progress, QA/QC activities, and a general review of geological sampling and data collection processes with MMM personnel. Information was also gathered to support gold reconciliation studies. During the period between 2018 and 2020, Dr. Debreil visited the site approximately every one or two months as part of her role as Senior Geologist, Technical Services for Premier.

12.2	Sample Preparation, Analytical, QA/QC and Security Procedures

Since 2008, assays have been received electronically from ALS, whereupon passing QA/QC protocols, the results are downloaded directly into the Mercedes Century Systems database. The reports containing control charts and detailing the results of the assay standards were reviewed and blanks for the drill core and Mercedes procedures appear to identify assay failures when blanks and/or standards failed to pass set criteria. As described and commented in the preceding chapter, similar data verification procedures have been put in place to assess the quality of the assay results received directly from the Mine assay laboratory (Mine lab).

June 2021	12-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Some issues were identified with the reproducibility of the analytical results, notably for silver, which prompted a change of analytical technique in February 2018 from the Ag-DAT (4-acid digestion) methodology to gravimetric finish. This was done to optimize the delivery time of results. However, the failure rate for silver significantly worsened following this switch. It appears that the Ag-DAT method produces much fewer erratic results. It is therefore recommended that the Mine lab resumes the use of this analytical method.

12.3	Drillhole Database
12.3.1	RPA 2017 Verifications (from Altman and al., 2018)
•	In 2013, part of the resource database and several drill logs were reviewed by RPA for accuracy of assay transcription from the assay certificates. Approximately 1,400 assays from drill holes in the database were compared to the original assay certificates with no errors noted.
•	In 2016, RPA compared approximately 6,200 of 21,600 assay certificate values from 2014 and 2015 exploration with the resource database. RPA examined the bulk of the assays taken with the Au_ppm_FA50 and Ag_ppm_MAAASOG laboratory methods. Of the 6,200 matches, only 40 assays differed from the certificates by more than 0.1 gpt Au, with only 11 assays differing by more than 0.5 gpt Au, with the largest discrepancy at 0.58 gpt Au. Only two silver assays differed from the certificates by more than 10 gpt Ag, with the largest discrepancy at 22 gpt Ag. These discrepancies may, at least in part, be accounted for by re-assays for various reasons.
•	In 2017, RPA compared approximately 21,800 assay certificates from the exploration and mine laboratories with the resource database.
•	Drill logs for four holes were compared to the core stored at site in 2013, three holes were reviewed in 2016, and two holes were reviewed in 2017. It was determined that the logging and sampling were completed to industry standards.
12.3.2	2020 Verifications

In 2020, for this assessment, the QP compared approximately 2,100 of 12,500 assay certificate values from the 2018 exploration drilling and mine sampling work and approximately 1,700 of 14,000 assay certificate values from similar work in 2019. The bulk of the assays taken with the Au_ppm_FA50 and Ag_ppm_MAAASOG laboratory methods were examined.

•	Of the 2,100 matches for the 2018 tally, only one series of four consecutive assays differed from the certificate by +0.62, +0.01 and 0.032 gpt Au and with one assay differing by -1.74 gpt Au (negative bias), which could have resulted from a mix-up when manipulating the drill sample dataset or may, at least in part, be accounted for by re-assays for various reasons. These assays correspond to a contiguous core interval from 139.57 to 145.67 m in drill hole UG-CDO18-028. The corresponding silver assay values over that interval do match those of the lab assay certificate.
June 2021	12-2

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
•	Of the 1,700 matches for the 2019 tally, two short series of four consecutive assays each, differed from the certificates. The first series corresponding to a contiguous core interval from 272.0 to 277.2 m in drill hole L19-402D, relates to a marginal grade interval of 5.2 m at 0.04 gpt Au, showing a very minimal discrepancy of less than 0.01 gpt Au with the actual assay certificates. The second series also corresponds to a contiguous core interval from 110.9 to 116.3 m in drill hole UG-DI19-067, which also relates to a marginal grade interval of 5.4 m at 0.4 gpt Au showing a very minimal discrepancy of less than 0.05 gpt Au with the actual assay certificates. The silver assay values all match the lab assay certificates.

Drill hole data were uploaded, examined and summarily reviewed on screen, and it was found that no drill hole collar coordinates protruded the toposurface or the underground workings from which they were positioned, nor that extreme length or odd hole deviations were apparent. The standard validations for overlapping samples, etc., also returned virtually no errors, with only occasional insignificant discrepancies arising from the rounding of figures.

12.4	Conclusion

In the QP’s opinion, the drilling, sampling and assaying protocols in place for the Mine appear to comply with industry standards and that the database is adequate for the purposes of Mineral Resource estimation.

June 2021	12-3

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico
13.	Mineral Processing and Metallurgical Testing

The following chapter presents the results of metallurgical testing conducted for Mercedes. The original testwork for Mercedes was conducted by McClelland Laboratories, Inc. (MLI), in Sparks, Nevada, from February 2007 to November 2010. The Mercedes plant was built and achieved commercial production by February 1, 2012 and continues to operate. Results of the initial testing were reported in previous technical reports (Altman et al., 2018). These results are not repeated here, nor were they reviewed.

Metallurgical Testing

The Mercedes plant has an established track record of meeting its metallurgical performance objectives and all of the forecast LOM mineralized zones have previously been processed. The current ore feed comes primarily from the Diluvio, Lupita, and Lupita Extension zones. These have been processed successfully since 2018 and the new Aida zone was processed without issue in 2020.

13.1	Plant Operating Data

The Mine mill has been operating for nine years and for the last three years has been processing the same mineralized zones that are planned through to the remaining LOM. Plant data should provide a more reliable gauge of plant performance than the metallurgical test data.

Recovery estimates at Mercedes are based upon past and recent performance. Table 13-1 summarizes the budgeted versus actual tonnage throughput since 2012. Note that the 2020 budget assumptions have not been presented because of the influence of the COVID-19 pandemic on actual performance. The data presented in Table 13-1 is plotted in Figure 13-1, Figure 13-2 and Figure 13-3.

June 2021	13-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 13-1: Plant operating performance versus budget (plan)

Parameter	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnage (000)
Actual	603	671	682	714	513	684	666	668	399(1)
Budget	567	665	695	631	761	629	768	692
Au Feed Grade
Actual	6.4	6.2	5.1	4.0	4.5	3.9	3.3	2.9	2.9
Budget	6.5	6.4	5.7	5.7	3.9	4.7	3.8	3.9
Au Recovery
Actual	95.1	94.5	94.5	93.1	94.4	95.5	96.0	95.8	95.3
Budget	93.9	95.0	95.0	95.0	93.8	95.0	95.0	95.5
Ag Feed Grade
Actual	78.4	79.4	55.9	43.3	48.4	37.6	35.3	28.4	33.1
Budget	71.7	73.1	57.8	52.3	45.2	43.0	33.5	38.2
Ag Recovery
Actual	32.2	34.4	32.9	38.6	40.3	40.8	41.0	34.0	38.2
Budget	30.0	30.0	33.0	30.0	33.3	40.0	40.0	40.0

Note 1: The 2020 tonnage is based on 163 operation days. Pandemic safety measures have reduced the number of operating days.

Figure 13-1: Realized versus budgeted throughput (tpy)

The plant appears capable of processing the design tonnage, since the actual tonnage exceeded budget levels for 2012, 2013, 2015 and 2017. An average throughput of 604,000 tpy is forecast for the next few years, whereas the average over the last eight years was 675,000 tpy. On this basis, the plant should easily achieve the forecast target.

June 2021	13-2

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 13-2: Realized versus budgeted Au feed grade (gpt) and recovery (%)

The actual gold feed grade was lower than the budgeted feed grade for 2013, 2014, 2015, 2017, 2018 and 2019. In 2012, the actual gold feed grade was very similar to budget and in 2016, the actual gold feed grade exceeded budget by over 0.5 gpt Au. It is noted that the gold recovery has been over 95% since 2016, despite gold grades trending downwards.

Figure 13-3: Realized versus budgeted Ag feed grade (gpt) and recovery (%)

June 2021	13-3

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The actual silver feed grade was approximately equal to or higher than the budgeted feed grade in 2012, 2013, 2014, 2016, and 2018. The actual silver feed grade was lower than the budgeted feed grade in 2015, 2017, and 2019. The realized silver recovery was consistently higher than the budgeted recovery from 2015 through 2018. The 2019 realized silver recovery was lower than budgeted, but the head grade was also 10 gpt Ag lower.

Figure 13-4 plots the annualized gold recovery versus feed grade, which appears to support a correlation.

Figure 13-4: Realized gold recovery (%) versus feed grade (gpt)

Figure 13-5 plots the annualized silver recovery versus feed grade, which also appears to support a correlation.

June 2021	13-4

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 13-5: Realized silver recovery (%) versus feed grade (gpt)

It is recommended that Mercedes conduct more detailed evaluations to determine whether it is possible to improve accuracy on metal head grade, particularly in regard to gold. Over the past three years, there appears to be a >10% difference between gold head grade analysis versus budget.

Colin Hardie (QP) is of the opinion that the existing operating data is not suggestive of any processing factors or deleterious elements that could have a significant effect on potential economic extraction at Mercedes.

June 2021	13-5

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

14.	Mineral Resource Estimates
14.1	Methodology

MMM has recently updated its bi-annual mineral resource estimate, closing the year-end 2020 exercise at the Mercedes Mine. MMM staff provided the QP with the data and native data files pertaining to the estimation of 13 mineralized deposits documented at Mercedes Mine. Multiple documents and reports detailing the procedures and quality assurance assessments that were periodically compiled outlining the project’s geological modelling, block modelling, and grade estimation procedures were also provided.

The estimation methodology by MMM staff on recently updated resource estimates included:

•	Statistical analysis and variography of gold and silver values in the composite database using Vulcan v.2020.1;
•	Construction of block models (13) using Vulcan v.2020.1 software;
•	Grade interpolation using ordinary kriging (OK) and inverse distance methodology.

For this report, the QP has reviewed the Mineral Resource estimates of the various deposits at the Mercedes Mine as reported by MMM as of December 31, 2020. As part of this review, the QP carried out a visual and statistical review of the geological solids, drill hole databases, composite databases, and block models for the 13 deposits documented at Mercedes Mine, which are named as follows: Aida, Barrancas, Brecha Hill, Casa Blanca, Corona de Oro, Diluvio, Gap, Klondike, Lagunas, Lupita, Marianas and Rey de Oro. A sub-deposit, San Martin, is a lateral extension of the Lupita deposit that is currently being drilled. This technical report reviews the data, procedures and methodology employed, and checks the estimation results obtained, on some of the zones that contribute the most to the Mineral Resource inventory at Mercedes.

Figure 14-1 indicates the naming for the different mineralized zones under consideration.

June 2021	14-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

DIL
SAN
LUP
KLN
RDO
MAR
LAG
GAP
BCA
AID
BHI
CDO
CBA
+3360000 N
+3357000 N
+549000 E
+552000 E
+555000 E
Looking down
0
1000
2000
3000

Figure 14-1: Main mineralized zones/ deposits on the Mercedes Mine

The QP reviewed the modelling of the various bodies of mineralization, the composited data, and drill hole intercepts for each solid. Datamine Studio RM v.1.6.87 was used for visualizing and reviewing the 3D block models, while statistical analyses were conducted using Snowden Supervisor v.8.13 and MS-Excel. The auditing of the mineral resources involved review and spot checks of the following items:

•	Database;
•	3D geo-modelling of the mineralized zones;
•	Drill hole intercept and composite generation;
•	Basic statistics and capping;
•	Geostatistical analysis and variography;
•	Block modelling interpolation parameters;
•	Block model validation and resource classification.

June 2021	14-2

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

14.2	Resource Database and Validation

As noted in Chapter 12, the QP checked some 3,200 matching assay results from the laboratory electronic assay certificates provided for 2018 and 2019 and found the database to be in accordance with the original assay certificates. These were compiled along with all earlier validated data in the Mercedes Mine resource database, which was updated at the end of December 2020. A few minor discrepancies were encountered that accounted for spot re-assaying; input errors were found to be very rare and should not have a significant effect on the Mineral Resource estimate.

14.2.1	Drill hole Samples

The database received from Equinox comprises drill holes and channel sampling data for each of the 13 mineralized zones at Mercedes. The drill hole datasets consist of:

•	Collar coordinates, total depth/length and survey data;
•	Intervals detailing assays (uncut and cut values) for Au and Ag, as well as the zone/shell they relate to;
•	Lithological codes;
•	Geotechnical information on core recovery, RQD measurements, fracture type and fill; weathering, and a numerical rock code;
•	Structural measurements detailing the angle to core axis, the type of structures, and a qualification on intensity;
•	Vein interval percent estimate.
14.2.2	Channel Samples

Channel samples constitute an important part of the dataset used for both the geomodelling and the mineral estimation process as well as for grade control purposes. Mineralized zones at Mercedes, Aida, Barrancas, Casa Blanca, Corona de Oro, Lagunas, Klondike, Rey de Oro, Diluvio, Lupita, and fewer on Marianas and Gap, have been sampled regularly as mine development progressed.

The QP summarily reviewed the documented field and sampling procedures in effect at Mercedes and is of the opinion that such procedures generally follow the industry standard practices for such activities and is common practice in operation in Latin America.

Given the weight that channel samples are being given in the resource estimation process - one channel sample composite having as much influence as a drill hole sample intercept - it would be important to evaluate the influence of these two key sources of data.

June 2021	14-3

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The Mercedes Mine resource database as of December 12, 2020, consisted of 3,198 surface and underground drill holes with a cumulative length of 683,354 m (Table 14-1) and some 19,922 channel samples collected underground at the advancing/working faces, totaling some 94,969 m.

Table 14-1: Drill hole (DH) and channel (CHN) assay datasets in the Mercedes database

Zone	Number of Channels	Total Length	Number of Channel Assays	Number of Drill holes	Total length	Number of Drill hole Assays
Aida	521	2,214	2,573	322	64,992	14,305
Barrancas	2,339	11,413	14,861	165	38,850	12,523
Brecha Hill	1,490	6,676	8,463	441	90,765	19,412
Casa Blanca	2,544	11,940	14,472	384	65,446	18,428
Corona de Oro	3,489	16,534	19,828	323	69,195	16,296
Diluvio	2,721	15,627	17,402	283	81,682	31,080
Gap	222	1,121	1,404	117	28,394	9,996
Klondike	1,732	7,131	9,044	188	36,137	9,776
Lagunas	2,473	11,667	14,709	221	57,708	17,915
Lupita	1,601	6,470	6,897	328	59,861	8,727
Marianas	37	158	203	131	43,909	10,567
Rey de Oro	753	4,017	4,498	261	38,288	17,111
San Martin	0	0.00	0	34	8,127	1,736
Total	19,922	94,969	114,354	3,198	683,354	187,872
14.3	Geological Interpretation and Modeling
14.3.1	Geological Models

Geological interpretation typically incorporates mine plans and sections of interpreted geology collated from mappings of development headings and recordings of structures. Three-dimensional (3D) wireframes of the geological bodies are derived from the vectorization of these interpreted outlines. Constructed solids surfaces are then checked for crossing and inconsistencies, and their orientations are back-checked against plans or surface mapping to ensure consistency with mapped measurements.

Recent reinterpretation favored the use of Leapfrog Geo™ and Vulcan as modeling platforms, where related structures and sample intercepts are recognized, tagged and grouped, from which hanging wall and footwall surface contours are extrapolated, stitched to form volumetric solids and then contour trimmed. Geological domain units were similarly generated, integrating surface geology and topo contour maps, lithological drill hole intervals, and boundary definition.

June 2021	14-4

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Main mineralization structures were defined for each zone and adjacent mineralized bodies were further segregated, geocoded and classified as hanging wall or footwall, based upon their relative position to the main structure.

Contoured mineralization solids were truncated about 10 m from the last mineralized intercept where barren holes occurred up to 30 m away, about 15 m where adjacent barren holes were 30 m to 60 m away, and about 30 m where adjacent barren holes were more than 60 m away. Contiguous shapes encapsulating mineralization were snapped to diamond drill holes, while applying judgment and assessing lateral and/or vertical continuity and following procedures for incorporating or splitting out waste-grade intervals. Geological solid models for the Rey de Oro and Klondike deposits are illustrated as examples of this process in Figure 14-2.

Host rock domains were implicitly generated to capture marginal grade mineralization surrounding the mineralized vein solids.

Figure 14-2: Main trends of mineralization for the Rey de Oro (purple, right) and the Klondike veins (pink, left)

June 2021	14-5

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

14.3.1.1	Change in Interpretation - New geo-model

In 2018, MMM’s geologists proceeded to upgrade the interpretation of the zones of mineralization and update the mineral resources estimate at Mercedes. A new contouring of the vein assemblages constituting each deposit was carried out systematically, using Leapfrog-Geo and Vulcan software as modeling platforms.

Contouring of the veins was carried out based on lithological, structural data and observations, and using all available validated drilling (surface and UG) and channel sampling data (UG). Delineation of the veins and individual bodies of mineralization was based upon geological evidence from mapping, log descriptions, vectorizing of 2D interpretation on plans and sections or directly in 3D, either discretely or implicitly, using the computer.

The approach and techniques used to remodel the veins are sound and reasonable. The clipping and contouring of the veins largely reflect the mid-distance rule between drill hole intercepts. A cut-off of 0.5 gpt Au is typically used to guide this contouring for Diluvio and a 2.0 gpt Au is used on all the other deposits.

It is to be noted, however, that no minimum vein widths were applied when reinterpreting and recontouring the veins. While this reflects an attempt to assess the continuity and follow the structures beyond what may be practically reachable in mine planning, it may contribute to a slight augmentation of the mineral resource tonnage, which should then be cut off from the resource tally to reflect what may be practically exploited upon application of mining and dilution factors.

In general, the overall volumetric change between the EOY 2018 and the EOY 2020 solids, and between the EOY 2019 veins and the EOY 2020 reinterpreted solids are modest, except for Lupita, Diluvio and Aida, which have been subjected to the most change through reinterpretation. Table 14-2 summarizes the volumetric changes applied to the main veins and bodies of mineralization comprising the different mineralized zones currently under exploitation or development at Mercedes.

Examples of the recontouring exercise to upgrade/update the 3D geo-model at Mercedes are reproduced for the veins / solids of the Lupita (Figure 14-3) and Aida deposits (Figure 14-4).

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 14-2: Tabulation of the volumetric changes in the geo-model

Zone Vol. (m3)	EOY2020	Diff. from 2019 to 2020	EOY2019	Diff. from 2018 to 2019	EOY2018
Aida	85,505	-18%	100,484	-15%	115,135
Barrancas	318,771	-11%	354,290	nd
Brecha Hill	259,232	3%	252,510	nd
Casa Blanca	272,761	0%	272,658	-2%	276,949
Corona de Oro	541,855	0%	541,855	-4%	561,521
Diluvio	4,547,561	-21%	5,500,324	-5%	5,750,307
Gap	110,747	nd		nd	172,333
Klondike	241,463	0%	241,463	nd
Lagunas	312,447	-5%	327,531	-3%	336,407
Lupita	424,495	-54%	653,133	28%	472,607
Marianas	375,059	1%	373,011	10%	336,769
Rey de Oro	361,378	0%	360,630	nd
All Zones	7,851,273	-14%	8,977,888	11%	8,022,029

nd - not determined

June 2021	14-7

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 14-3: Lupita deposit reinterpretation from 2019 to 2020 (plan view)

Figure 14-4: Aida deposit reinterpretation from 2019 to 2020 (plan view)

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

14.3.1.2	Structural analysis supporting new geo-model

Structural data were used to derive structural trends, which in turn were used to guide the interpolation of grade shells related to the mineralized zones. This is notably well illustrated (Figure 14-5 below) for the Diluvio vein systems, which is currently the dominant body of mineralization at the Mercedes Mine.

Diluvio vein systems

Figure 14-5: Plan view of Diluvio main trends of mineralization from structural analysis

June 2021	14-9

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The more significant, recent changes noted relate to the reinterpretation of the Diluvio Central veins system as a simplified, bulky stockwork system, evolving from a rather unusually complex stack of veins in previous models.

Figure 14-6: Iterative reinterpretation of the Diluvio mineralized veins systems (plan view)

June 2021	14-10

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The above, staggered pictures (Figure 14-6) show the iterative changes applied to the reinterpretation of the Diluvio mineralized vein system, marking: 1) a simplification and reduction of the number of vein strands (changes from a to b) and 2) a recontouring of the Diluvio-Central body of stockwork mineralization (veins nos. 4001, 4002) based upon an isograde shell generated with Leapfrog-Geo and a structurally-controlled reinterpretation of the Diluvio Intermediate vein sub-system (changes from b to c).

Marianas vein system

Another improvement relates to the reinterpretation of the Marianas vein system between EOY 2018 and EOY 2019. The correlation of the interpretation to match structural observations in core permits an orientation, connecting the vein intercepts together for an improved geo-model. This is summarily depicted in Figure 14-7.

June 2021	14-11

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Analysis of vein angles intercepts in drillholes
Cross Section
N
100 m
Lagunas
50 m
70°
M14-712D
35°
M14-675D
10°
M14-639D

Figure 14-7: Plan and sub-section views showing Marianas vein system reinterpretation using structural data

June 2021	14-12

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

14.3.2	Overburden and Topography

The overburden-rock interface was created in Vulcan, where needed for mine planning, and is based on the drill holes logs reporting of casings, collar coordinates and elevation. The overburden varies in thickness from nil on outcrops, to a few metres (less than 10 m).

Topographic surfaces have been generated from diverse sources, e.g. mine survey, lidar, national survey grid, to cap all deposits. However, except for some minor pillars that have been considered in the mine depleted solids, neither the topographic and overburden sub-surface have any impact on the geo-model interpretation, nor the mineral resource estimation, as all mineralized zones are seated underground.

14.4	Data Analysis
14.4.1	Raw Assays Statistics

Rock codes were assigned to all assay data that intersected mineralized zones and basic statistics were derived from the coded intercepts. A total of 68,013 compiled assays are attached to the mineralized zones of the 13 deposits under consideration. From the project database files provided, the QP compiled summary statistics on raw assay data from the combined drill hole and channel sampling for each deposit. These are tabulated below (Table 14-3).

June 2021	14-13

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 14-3: Sample assay statistics for the 13 deposits and their affiliated mineral zones

Statistics on raw assays
Name	Count	Mean	Std.Dev	Coef.Var	Variance	Minimum	Lower quartile	Median	Upper quartile	Maximum
AID	1,534
Au_gpt		5.84	22.55	3.86	508.29	0.03	1.97	3.14	4.95	736.76
Ag_gpt		29.76	27.86	0.94	776.02	0.30	10.10	24.00	39.70	227.60
Interval (m)		1.14	0.97	0.86	0.95	0.20	0.80	1.00	1.20	9.90
BCA	7,002
Au_gpt		9.44	27.29	2.89	744.61	0.00	1.63	3.85	9.00	1332.87
Ag_gpt		109.12	407.25	3.73	165850.83	0.30	46.90	68.30	96.60	20181.30
Interval (m)		0.95	0.87	0.92	0.76	0.10	0.70	0.90	1.00	15.00
BHI	3,685
Au_gpt		9.46	26.46	2.80	700.04	0.01	1.89	3.42	8.18	963.71
Ag_gpt		72.18	77.81	1.08	6054.87	0.70	21.20	51.60	97.30	1475.00
Interval (m)		1.05	1.30	1.24	1.70	0.20	0.70	0.95	1.00	15.25
CBA	5,209
Au_gpt		7.96	29.29	3.68	857.73	0.01	1.60	2.87	5.93	888.33
Ag_gpt		102.42	220.37	2.15	48564.12	0.50	30.20	67.10	121.70	10951.70
Interval (m)		0.93	0.30	0.32	0.09	0.17	0.79	1.00	1.00	4.20
CDO	9,630
Au_gpt		11.86	48.85	4.12	2386.43	0.00	2.00	3.98	9.33	2784.00
Ag_gpt		132.99	252.33	1.90	63668.34	0.10	44.00	88.00	160.00	12936.00
Interval (m)		0.95	0.90	0.95	0.80	0.10	0.70	1.00	1.00	17.35
DIL	24,910
Au_gpt		2.28	6.15	2.70	37.81	0.01	0.41	0.98	2.32	323.49
Ag_gpt		17.70	59.20	3.34	3504.53	0.50	4.80	8.90	16.00	6275.70
Interval (m)		1.16	0.40	0.34	0.16	0.05	0.90	1.10	1.50	10.67

June 2021	14-14

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Statistics on raw assays
Name	Count	Mean	Std.Dev	Coef.Var	Variance	Minimum	Lower quartile	Median	Upper quartile	Maximum
GAP	252
Au_gpt		6.45	13.67	2.12	186.85	0.08	1.58	2.81	6.14	164.93
Ag_gpt		118.49	153.72	1.30	23,628.67	2.50	45.80	80.50	135.00	2,102.50
Interval (m)		0.97	0.31	0.31	0.09	0.25	0.80	1.00	1.08	1.53
KLN	3,623
Au_gpt		8.75	20.58	2.35	423.50	0.03	2.13	3.72	8.07	782.33
Ag_gpt		47.51	48.27	1.02	2,329.67	1.00	20.00	34.00	57.70	697.50
Interval (m)		0.84	0.27	0.32	0.07	0.10	0.70	0.90	1.00	3.05
LAG	6,442
Au_gpt		11.75	26.92	2.29	724.69	0.02	1.97	4.46	11.37	624.82
Ag_gpt		73.90	117.33	1.59	13767.17	0.30	31.40	52.20	81.40	4,758.10
Interval (m)		0.87	0.25	0.29	0.06	0.15	0.70	0.90	1.00	3.35
LUP	3,994
Au_gpt		7.54	25.34	3.36	642.19	0.01	2.06	3.48	6.68	995.85
Ag_gpt		42.31	68.25	1.61	4,657.81	1.00	12.00	26.20	49.80	1,273.70
Interval (m)		1.07	0.35	0.33	0.12	0.15	0.87	1.00	1.20	4.50
MAR	379
Au_gpt		7.05	11.84	1.68	140.27	0.02	2.00	3.20	7.10	134.60
Ag_gpt		96.83	364.90	3.77	133,152.42	1.00	14.00	46.00	91.00	5,420.00
Interval (m)		1.22	0.43	0.35	0.18	0.16	0.92	1.25	1.52	3.05
RDO	2,791
Au_gpt		10.23	38.89	3.80	1512.17	0.03	1.33	2.65	6.13	824.86
Ag_gpt		117.86	507.74	4.31	257,795.59	2.00	44.00	86.00	133.00	35,280.60
Interval (m)		1.18	0.77	0.66	0.60	0.27	0.80	1.00	1.37	9.15

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Statistics on raw assays
Name	Count	Mean	Std.Dev	Coef.Var	Variance	Minimum	Lower quartile	Median	Upper quartile	Maximum
SAN	35
Au_gpt		6.51	5.81	0.89	33.75	0.31	2.67	4.70	7.73	26.40
Ag_gpt		46.33	41.85	0.90	1751.60	8.00	18.00	38.00	64.00	199.00
Interval (m)		1.12	0.28	0.25	0.08	0.40	0.90	1.15	1.38	1.50

June 2021	14-16

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

14.4.2	Compositing

Compositing of drill hole samples is conducted to normalize the database for the statistical analysis and remove any bias associated to the sample length that may exist in the original database. The composite length was determined using original sample length statistics and the thickness of the mineralized zones.

Studies of sample lengths have determined that one metre was the most common length at the various deposits at Mercedes. MMM staff generated both assay-length and run-length composite files from the drill and sample database and established from their analyses that drill hole assays would be composited at 1.5 m length, while channel sample assays would be mostly composited at 1 m length, except for Diluvio’s multiple zones (4001-4039), where channel samples were composited at variable lengths, equating the channel-run lengths across the width of the tunnels.

In their analyses, MMM staff also tested the sensitivity of various compositing techniques as it relates to the treatment of end-run, sub-length composites. For compositing drill holes, they elected to merge the end-run composite interval if less than 0.50 m with the precedent (1.5 m long) composite, as opposed to distributing equally the residual interval over all composites in the run or leaving it as is, which created too small composites. For compositing channel samples, the end-run composite interval, if less than 0.25 m, was merged with the preceding composite of 1.0 m. Grades of 0.0 gpt Au and 0.0 gpt Ag were assigned to purposely omit sampling intervals. Missing intervals due to poor recovery were otherwise ignored during the compositing process.

14.4.3	Outlier Handling

It is common practice to cap higher-grade values, considered to be outliers within a population, to a lower value based upon the results of a statistical study.

MMM staff performed capping analyses on drill hole and channel sample assays for each zone by domain, to apply capping to the original assays, and then proceeded to composite the resultant assay database run-length for grade estimation.

The capping values were defined by checking for abnormal breaks or change of slope on the grade distribution probability plots, while ensuring that the coefficient of variation of the capped data is lowered to ideally less than 2.0.

MMM staff also used the Parrish method, which consists of assessing the metal content within deciles and percentiles of assay distribution, and to cap the data if the highest percentiles have more than 10% of the total metal content. As per Parrish, a capping threshold is selected by reducing all assays from the high metal content percentiles to the percentile, below which the metal content does not exceed 10% of the total.

June 2021	14-17

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Reproduced below are the summary results of the Parrish capping analysis on the Diluvio vein system (Table 14-4).

Table 14-4: Parrish capping analysis on the Diluvio vein system

Shell no.	4001	(dil sup.)	4002	(dil inf.)	4004	(dil west)	>4004	(dil int.)
Parrish - DH	Au	Ag	Au	Ag	Au	Ag	Au	Ag
99-100>10%	9%	6%	7%	3%	6%	9%	3%	3%
90-100>40%	29%	25%	24%	19%	27%	23%	23%	24%
80-90<2x90th	12%	16%	15%	30%	11%	9%	11%	15%
Capping (gpt)	20.0	200.0	15.0	135.0	27.0	120.0	30.0	700.0
# capped	32	28	7	7	11	11	5	3
% metal removed	6%	4%	5%	1%	4%	9%	8%	3%
CV capped	1.61	1.42	1.44	1.22	1.47	1.05	1.21	1.40
Shell no.	4001	(dil sup)	4002	(dil inf)	4004	(dil w)	>4004	(dil int)
Parrish - CHN	Au	Ag	Au	Ag	Au	Ag	Au	Ag
99-100>10%	10%	8%	10%	8%	3%	1%	14%	11%
90-100>40%	28%	23%	29%	23%	20%	8%	46%	33%
80-90<2x90th	16%	12%	38%	12%	11%	7%	12%	13%
Capping (gpt)	35.0	200.0	36.0	200.0	none	none	100.0	1,300.0
# capped	73	32	1	32	0	0	4	2
% metal removed	6%	4%	3%	4%	0%	0%	15%	10%
CV capped	1.68	1.39	1.75	1.39	1.57	0.70	1.95	1.55

Summary statistics on composited and capped assay data were compiled for each deposit.

The capping parameters established by MMM for both gold and silver composited datasets produced for the 13 mineral zones at Mercedes are reproduced below in Table 14-5.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 14-5: Composite and capping statistics for the 13 mineral zones

Zone	Metal	Comp Count	CapCmp Min (gpt)	Comp Max (gpt)	CapCmp Max (gpt)	Comp Mean (gpt)	CapCmp Mean (gpt)	Capping Value(s)	# Comp Capped	Comp COV	CapCmp COV
AID	Ag	1,380	0.3	216.20	153.0	29.0	28.8	DH:140 /CHN:153	17	0.89	0.85
	Au		0.03	591.07	58.0	5.63	4.79	DH:58 /CHN:53	16	3.31	1.26
BCA	Ag	5,789	0.00	16,160.30	3,600.0	108.2	95.6	DH:150-300 /CHN:324-3600	74	3.35	1.67
	Au		0.00	1,200.50	145.0	9.41	8.61	DH:40 /CHN:145	57	2.70	1.62
BHI	Ag	3,168	0.00	1,475.00	400.0	70.7	69.5	DH:400 /CHN:350	28	1.06	0.94
	Au		0.00	701.87	130.0	8.56	7.96	DH:65 /CHN:130	28	2.65	2.05
CBA	Ag	4,736	1.00	8,830.70	1,000.0	100.4	95.7	DH:630 /CHN:1000	42	1.97	1.11
	Au		0.01	622.16	175.0	7.77	7.04	DH:140 /CHN:175	37	3.05	2.10
CDO	Ag	8,259	0.00	9,106.50	700.0	129.5	119.9	DH:700 /CHN:700	135	1.68	0.93
	Au		0.00	2,040.75	150.0	11.48	9.92	DH:150 /CHN:150	111	3.60	1.72
DIL	Ag	11,486	0.50	2,022.50	700.0	19.5	18.5	DH:120-700 /CHN:200-1300	126	2.40	1.93
	Au		0.01	323.49	36.0	2.21	2.02	DH:15-30 /CHN:36-100	175	2.43	1.38
GAP	Ag	210	6.84	2,102.50	400.0	121.6	102.1	DH:400 /CHN:250	17	1.46	0.73
	Au		0.08	149.94	25.0	6.27	5.10	DH:25 /CHN:24	17	2.00	1.08
KLN	Ag	3,031	0.00	677.60	300.0	48.5	47.7	DH:200 /CHN:300	25	0.96	0.88
	Au		0.03	338.70	140.0	8.79	8.43	DH:64 /CHN:140	21	1.93	1.59
LAG	Ag	5,459	1.50	4,478.90	930.0	73.7	71.1	DH:340 /CHN:930	55	1.45	1.01
	Au		0.02	511.35	215.0	11.72	11.10	DH:50 /CHN:215	66	1.95	1.60
LUP	Ag	2,961	0.00	1,088.70	500.0	43.4	42.1	DH:225 /CHN:500	30	1.43	1.20
	Au		0.00	648.25	120.0	7.70	6.75	DH:45 /CHN:120	32	2.98	1.60
MAR	Ag	345	1.47	5003.30	400.0	94.4	71.5	DH:400 /CHN:400	13	3.27	1.06
	Au		0.01	134.60	40.0	6.81	6.31	DH:40 /CHN:40	14	1.55	1.21
RDO	Ag	2,611	2.5	14,811.20	900.0	119.4	108.2	DH:500 /CHN:900	35	2.70	0.91
	Au		0.05	824.86	145.0	10.47	8.45	DH:90 /CHN:145	62	3.38	2.13
SAN	Ag	26	8.0	199.00	199.0	46.3	46.3	DH: none /CHN: none	0	0.84	0.84
	Au		0.35	19.95	19.95	6.51	6.51	DH: none /CHN: none	0	0.76	0.76

June 2021	14-19

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

14.4.4	Bulk Density

Due to the variable composition and commonly high degree of oxidation observed on the vein structures and the host rock identified at the Mercedes property, some 999 bulk density measurements were taken to accurately determine tonnage based on the various vein deposits, respectively. The measurements were reportedly conducted by the MMM staff and by McClelland Laboratories in Sparks, Nevada. The completed bulk densities were averaged by vein deposit, and the resulting averages are listed in Table 14-6.

Table 14-6: Bulk Density factor determination for the 13 mineralized zones

Zone	Nb tests	Bulk Density	Max. Value	Min. Value
Aida	64	2.26	4.12	1.94
Barrancas	34	2.34	2.51	2.15
Diluvio Central	69	2.57	2.64	2.33
Diluvio Interm.	20	2.52	2.60	2.43
Diluvio West	109	2.56	2.68	2.12
Lagunas	20	2.40	2.54	2.26
Lupita	65	2.44	2.68	2.06
Lupita Extension	284	2.46	2.72	2.14
Margarita	3	2.31	2.45	2.11
San Martin	36	2.57	2.70	2.41
Marianas	176	2.21	2.57	1.66
Rey de Oro	114	2.49	2.67	2.23
Neo	5	2.43	2.58	2.28
All Zones	999	2.41	4.12	1.66

For the 2020 resources estimation, MMM assigned bulk density in the Mineral Resource model according to whether the blocks or sub-blocks occurred inside or outside of the mineralized solids. If the block fell within the mineralized solid, a block was assigned the density attributed to that zone/vein (above. Voids were given a density of zero. Overburden was not assigned a density value in the block models as no overburden layers are found in any of the block models.

14.4.5	Minimum Grade

During geological modeling, the wireframe grade shells were snapped to drill hole intercepts that meet or exceed the minimum value of 0.5 gpt Au at Diluvio, 2 gpt Au for the other zones, with no consideration for a minimum width interval for all underground bodies of mineralization.

June 2021	14-20

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

14.5	Block Modeling

Separate block models were generated for each of the 13 distinct models; one for each of the mineralized sectors/deposits identified at Mercedes. This was meant to lighten the manipulation of the individual models, reduce interpolation computing time and permit a better discrimination between zones.

The block models provided were constructed using the Vulcan™ modeling platform, while Datamine RM Studio v.1.6.8 and Leapfrog-Edge v6.0.4 were used by the QP to visualize, compare and query the models.

All models have a rotated origin to represent the general northwest to southeast trend of the vein mineralization. Individual parent block cells within the mineralized structures have dimensions of 3 m long (x-axis) by 3 m wide (y-axis) by 3 m vertical (z-axis), with sub-blocks of 0.5 m x 0.5 m x 0.5 m. The country rock outside of the mineralized structures is similarly sub-blocked up to maximum dimensions of 12 m x 12 m x 12 m. Grades were also interpolated outside the mineralized structures, which were all treated as hard boundaries, during interpolation, and all capped at 2 gpt Au. A summary of the block models coordinates, and parameters is tabulated in Table 14-7.

Table 14-7: Block models coordinates and summary parameters

BM	BM Origin Coordinates (UTM)			Bearing	Plunge	Dip	Model Dimensions (m)		Parent (m)		SubBlock (m)
Zone	x	y	z	x about z	x about y	y about x	x	y	z	XxYxZ	XxYxZ
AID	548918	3355283	856	53.0	0.0	0.0	600.0	900.0	384.0	12.0x12.0x12.0	0.5x0.5x0.5
BCA	548493	3356484	828	45.0	-0.0	-0.0	288.0	504.0	432.0	12.0x12.0x12.0	0.5x0.5x0.5
BHI	549039	3355297	551	45.0	0.0	0.0	408.0	816.0	600.0	12.0x12.0x12.0	0.5x0.5x0.5
CBA	549603	3354483	619	45.0	0.0	0.0	600.0	912.0	636.0	12.0x12.0x12.0	0.5x0.5x0.5
CDO	549257	3354921	287	45.0	-0.0	-0.0	480.0	720.0	1284.0	12.0x12.0x12.0	0.5x0.5x0.5
DIL	551636	3360346	842	90.0	-0.0	-0.0	1,080.0	456.0	504.0	12.0x12.0x12.0	0.5x0.5x0.5
GAP	548212	3356739	730	53.0	-0.0	-0.0	228.0	432.0	480.0	12.0x12.0x12.0	0.5x0.5x0.5
KLN	551765	3357916	791	24.0	-0.0	-0.0	396.0	684.0	612.0	12.0x12.0x12.0	0.5x0.5x0.5
LAG	547993	3356941	756	53.0	-0.0	-0.0	288.0	744.0	444.0	12.0x12.0x12.0	0.5x0.5x0.5
LUP	551390	3359300	925	45.0	-0.0	-0.0	1248.0	912.0	372.0	12.0x12.0x12.0	0.5x0.5x0.5
MAR	547397	3357170	495	53.0	-0.0	-0.0	744.0	1,104.0	648.0	12.0x12.0x12.0	0.5x0.5x0.5
RDO	552505	3357542	853	24.0	-0.0	-0.0	396.0	684.0	528.0	12.0x12.0x12.0	0.5x0.5x0.5
SAN	550754	3359310	931	45.0	-0.0	-0.0	1,510.0	1,510.0	360.0	12.0x12.0x12.0	0.5x0.5x0.5

All models are built similarly and comprise the following attributes, shown in Table 14-8.

June 2021	14-21

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 14-8: Block model attributes listing

	Variable	Data Type	Default Value	Description
1	shell	Integer (Integer * 4)	99	vein code area defined by solids -
2	density	Float (Real * 4)	999	assigned density as per zone specific gravity
3	au	Double (Real * 8)	0	Estimated gold grade in ppm
4	ag	Double (Real * 8)	0	Estimated silver grade in ppm
5	aueq	Double (Real * 8)	0	Calculated AuEq
6	nholes	Integer (Integer * 4)	0	number of holes in estimate
7	nsamp	Integer (Integer * 4)	0	number of composites in estimate
8	avdist	Double (Real * 8)	999	avg composite distance to block center
9	pass	Integer (Integer * 4)	0	grade estimation pass flag
10	class	Integer (Integer * 4)	99	1=meas 2=ind 3=inf 4=expl 99=default/unest
11	aunn	Double (Real * 8)	0	nearest neighbour gold grade
12	agnn	Double (Real * 8)	0	nearest neighbour silver grade
13	mined	Float (Real * 4)	0	1=air 0=rock
14	avdst2	Double (Real * 8)	999	average distance to nearest 2 drill holes
15	avdst3	Double (Real * 8)	999	average distance to nearest 3 drill holes
16	junk	Float (Real * 4)	-99	Miscellaneous
17	Out	Integer (Integer * 4)	1	Non contiguous blocs (1) excluded
18	Reserve	Integer (Integer * 4)	0	inside (1) outside (0)

A class numerical tag, the number of holes and composites interrogated, and the average distance to the samples used in the block estimated were assigned to each block as the passes were run sequentially. Rock codes were assigned to the blocks inside the vein/solid defined as “shell”, where denominations of 1000s identify the zone/deposit and numerical increments identify the main mineralized structures, starting at “1”, and increasing for secondary structures. “Shell” codes 5, 10 and 99 were retained for flagging the country rock outside and immediately surrounding the mineralized structures or for identifying implicitly generated solids carrying marginal grades that were interpolated as separate domains. Grades were otherwise set to nil or to (minus) 99 outside of mineralized structures.

14.5.1	Variography Analysis & Search Ellipsoids

Semi-variograms are used to assess the spatial continuity of sample assay grades within a mineralized zone. In principle, the spatial variability within a zone would be expected to augment between samples taken further apart. A variogram thus gives a measure of how much two samples taken from the same mineralized zone will vary in grade depending upon the distance and orientation between those samples, and therefore allowing to establish search ellipsoids parameters and kriging weights to be used during interpolation.

June 2021	14-22

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Variogram studies were conducted using the gold data for the principal veins of the various deposits at Mercedes. The variogram searches were primarily fit to the orientation of the vein deposits.

No variography were conducted for silver on account of its very marginal contribution to overall revenues at Mercedes (~ less than 5%). Silver does not have a material influence or impact on the results. For simplicity, the interpolation of silver has been based upon the variography and parameters developed for gold.

MMM variography study findings and the detailed listing of all parameters generated and utilized to interpolate every zone/vein of each deposit was provided as a “Vulcan” summary report. The summary report is synthesized and attached in Appendix A.

Mathematical models were interpreted to best fit the shape of the calculated variogram for each direction, permitting to derive the nugget effect, the sill, and the range. Illustrated below (Figure 14-8) is the set of variograms developed downhole and along the three directions of ellipsoid axes characterizing the 4001-vein solid, while Table 14-9 presents the variogram model parameters derived for the ordinary kriging (OK) interpolation of the principal veins, i.e. 4001, 4002 and 4004, of the Diluvio deposit.

June 2021	14-23

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 14-8: Variography analysis related to the Diluvio zone 4001

June 2021	14-24

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 14-9: Variography summary parameters, Diluvio principal vein structures

Solid/Vein/ pass	Var. Nugget	Str 1 Model Type	Str 1 Sill Differential	Str 1 Major Axis	Str 1 Semi-Major Axis	Str 1 Minor Axis	Str 2 Model Type	Str 2 Sill Differential	Str 2 Major Axis	Str 2 Semi-Major Axis	Str 2 Minor Axis
4001p1	0.18	Exponential	0.65	5.3	10.6	4.8	Spherical	0.18	44.5	50	39.4
4001p2	0.18	Exponential	0.65	5.3	10.6	4.8	Spherical	0.18	44.5	50	39.4
4001p3	0.18	Exponential	0.65	5.3	10.6	4.8	Spherical	0.18	44.5	50	39.4
4001p4	0.18	Exponential	0.65	5.3	10.6	4.8	Spherical	0.18	44.5	50	39.4
4002p1	0.18	Exponential	0.78	7.8	7.2	6.8	Spherical	0.02	56.3	49.7	35.8
4002p2	0.18	Exponential	0.78	7.8	7.2	6.8	Spherical	0.02	56.3	49.7	35.8
4002p3	0.18	Exponential	0.78	7.8	7.2	6.8	Spherical	0.02	56.3	49.7	35.8
4002p4	0.18	Exponential	0.78	7.8	7.2	6.8	Spherical	0.02	56.3	49.7	35.8
4004p1	0.18	Exponential	0.79	17.0	15	6.7	Spherical	0.03	41.5	60	80
4004p2	0.18	Exponential	0.79	17.0	15	6.7	Spherical	0.03	41.5	60	80
4004p3	0.18	Exponential	0.79	17.0	15	6.7	Spherical	0.03	41.5	60	80
4004p4	0.18	Exponential	0.79	17.0	15	6.7	Spherical	0.03	41.5	60	80

June 2021	14-25

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

14.5.2	Interpolation Method and Parameters

Grade estimations of Au and Ag were run in three passes with progressively greater search dimensions. All interpolations were carried out assuming hard boundaries to prevent smearing of grades across estimation domains. Grades for gold and silver were estimated separately using inverse distance cubed (ID3) for most deposits/ sectors, except for Diluvio’s larger bodies of mineralization, geo-coded 4001, 4002 and 4004, for which ordinary kriging (OK) was employed. For Diluvio, OK was favoured as an interpolation technique on account of the recognized nature of the lower grade, bulky, stockwork style of mineralization, whereas ID3 contributed to more contained grade interpolation and to restrain smearing of high-grade values in those generally narrower zones and richer bodies of mineralization.

An additional 39 country rock material and marginal grade domains - one country rock (shell 99) and two marginal grade sub-domains (shells 5 and 10) per deposit - surrounding the mineralized veins, were implicitly modeled and grades interpolated separately using ID3, with a capping value of 2.0 gpt applied on sample composites for both Au and Ag.

Nearest neighbour estimates were performed routinely for validation purposes.

The ranges of the ellipsoids used for the interpolation were established using the variography study and, in the case of the principal veins of the Diluvio deposit, correspond to the range of the first structure for the first pass and to the second structure for the second pass.

Table 14-10 lists the parameters used in the grade interpolations of the block model attributed to the various vein structures /solids attached to the Diluvio deposit, as an example.

The summary parameters developed by MMM for the ID3 interpolation of all other deposits can be found in Appendix A.

June 2021	14-26

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 14-10: Search Ellipsoid and Interpolation parameters retained for grade and other numerical interpolation of the Diluvio vein system

Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est
4001p1	OK	305.0	10.0	-74.0	15	10	7.5	10	21	0.18	3	4	7
4001p2	OK	305.0	10.0	-74.0	25	15	10	7	18	0.18	3	3	6
4001p3	OK	305.0	10.0	-74.0	40	25	20	4	15	0.18	3	2	5
4001p4	OK	305.0	10.0	-74.0	80	60	40	1	12	0.18	3	1	4
4002p1	OK	283.0	-10.0	-30.0	15	10	7.5	10	21	0.18	3	4	7
4002p2	OK	283.0	-10.0	-30.0	30	20	15	7	18	0.18	3	3	6
4002p3	OK	283.0	-10.0	-30.0	50	35	20	4	15	0.18	3	2	5
4002p4	OK	283.0	-10.0	-30.0	80	60	40	1	12	0.18	3	1	4
4004p1	OK	265.0	9.0	-35.0	15	10	7.5	10	21	0.18	3	4	7
4004p2	OK	265.0	9.0	-35.0	30	25	15	7	18	0.18	3	3	6
4004p3	OK	265.0	9.0	-35.0	45	40	20	4	15	0.18	3	2	5
4004p4	OK	265.0	9.0	-35.0	60	60	30	1	12	0.18	3	1	4
4005p1	ID3	309.5	12.9	-81.5	15	10	7.5	10	21	0.1	3	4	7
4005p2	ID3	309.5	12.9	-81.5	30	25	15	7	18	0.1	3	3	6
4005p3	ID3	309.5	12.9	-81.5	50	40	25	4	15	0.1	3	2	5
4005p4	ID3	309.5	12.9	-81.5	80	65	40	1	12	0.1	3	1	4
4006p1	ID3	312.4	3.3	-88.0	15	10	7.5	10	21	0.1	3	4	7
4006p2	ID3	312.4	3.3	-88.0	30	25	15	7	18	0.1	3	3	6
4006p3	ID3	312.4	3.3	-88.0	50	40	25	4	15	0.1	3	2	5
4006p4	ID3	312.4	3.3	-88.0	80	65	40	1	12	0.1	3	1	4

June 2021	14-27

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est
4007p1	ID3	312.4	3.3	-81.1	15	10	7.5	10	21	0.1	3	4	7
4007p2	ID3	312.4	3.3	-81.1	30	25	15	7	18	0.1	3	3	6
4007p3	ID3	312.4	3.3	-81.1	50	40	25	4	15	0.1	3	2	5
4007p4	ID3	312.4	3.3	-81.1	80	65	40	1	12	0.1	3	1	4
4031p1	ID3	259.8	3.1	-65.9	15	10	7.5	10	21	0.1	3	4	7
4031p2	ID3	259.8	3.1	-65.9	30	25	15	7	18	0.1	3	3	6
4031p3	ID3	259.8	3.1	-65.9	50	40	25	4	15	0.1	3	2	5
4031p4	ID3	259.8	3.1	-65.9	80	65	40	1	12	0.1	3	1	4
4032p1	ID3	246.2	8.7	-55.7	15	10	7.5	10	21	0.1	3	4	7
4032p2	ID3	246.2	8.7	-55.7	30	25	15	7	18	0.1	3	3	6
4032p3	ID3	246.2	8.7	-55.7	50	40	25	4	15	0.1	3	2	5
4032p4	ID3	246.2	8.7	-55.7	80	65	40	1	12	0.1	3	1	4
4033p1	ID3	261.7	0.5	-53.4	15	10	7.5	10	21	0.1	3	4	7
4033p2	ID3	261.7	0.5	-53.4	30	25	15	7	18	0.1	3	3	6
4033p3	ID3	261.7	0.5	-53.4	50	40	25	4	15	0.1	3	2	5
4033p4	ID3	261.7	0.5	-53.4	80	65	40	1	12	0.1	3	1	4
4034p1	ID3	316.1	4.2	-76.9	15	10	7.5	10	21	0.1	3	4	7
4034p2	ID3	316.1	4.2	-76.9	30	25	15	7	18	0.1	3	3	6
4034p3	ID3	316.1	4.2	-76.9	50	40	25	4	15	0.1	3	2	5
4034p4	ID3	316.1	4.2	-76.9	80	65	40	1	12	0.1	3	1	4

June 2021	14-28

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est
4035p1	ID3	268.7	-2.1	-59.5	15	10	7.5	10	21	0.1	3	4	7
4035p2	ID3	268.7	-2.1	-59.5	30	25	15	7	18	0.1	3	3	6
4035p3	ID3	268.7	-2.1	-59.5	50	40	25	4	15	0.1	3	2	5
4035p4	ID3	268.7	-2.1	-59.5	80	65	40	1	12	0.1	3	1	4
4036p1	ID3	250.0	-0.3	-65.9	15	10	7.5	10	21	0.1	3	4	7
4036p2	ID3	250.0	-0.3	-65.9	30	25	15	7	18	0.1	3	3	6
4036p3	ID3	250.0	-0.3	-65.9	50	40	25	4	15	0.1	3	2	5
4036p4	ID3	250.0	-0.3	-65.9	80	65	40	1	12	0.1	3	1	4
4037p1	ID3	278.3	-16.3	-57.4	15	10	7.5	10	21	0.1	3	4	7
4037p2	ID3	278.3	-16.3	-57.4	30	25	15	7	18	0.1	3	3	6
4037p3	ID3	278.3	-16.3	-57.4	50	40	25	4	15	0.1	3	2	5
4037p4	ID3	278.3	-16.3	-57.4	80	65	40	1	12	0.1	3	1	4
4038p1	ID3	266.6	0.9	-57.4	15	10	7.5	10	21	0.1	3	4	7
4038p2	ID3	266.6	0.9	-57.4	30	25	15	7	18	0.1	3	3	6
4038p3	ID3	266.6	0.9	-57.4	50	40	25	4	15	0.1	3	2	5
4038p4	ID3	266.6	0.9	-57.4	80	65	40	1	12	0.1	3	1	4
4039p1	ID3	253.5	-8.7	-48.2	15	10	7.5	10	21	0.1	3	4	7
4039p2	ID3	253.5	-8.7	-48.2	30	25	15	7	18	0.1	3	3	6
4039p3	ID3	253.5	-8.7	-48.2	50	40	25	4	15	0.1	3	2	5
4039p4	ID3	253.5	-8.7	-48.2	80	65	40	1	12	0.1	3	1	4

June 2021	14-29

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est
99p4	ID3	99.0	99.0	99.0	99	99	99	1	18	0.1	1	1	10
99n4	NN	99.0	99.0	99.0	99	99	99	1	1	0.1	1	1	10
4000n4	NN	99.0	99.0	99.0	99	99	99	1	1	0.1	1	1	10
avdst2	ID3	0.0	0.0	0.0	180	180	180	2	2	0.1	1	2	2
avdst3	ID3	0.0	0.0	0.0	90	90	90	3	3	0.1	1	3	3
9905p4	ID3	99.0	99.0	99.0	99	99	99	4	15	0.1	3	1	5
9910p4	ID3	99.0	99.0	99.0	99	99	99	4	15	0.1	3	1	5

June 2021	14-30

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

14.6	Block Model Validation

The Mercedes Mine block models were validated using several methods, including a visual review of the grades in relation to the underlying drill hole and statistical methods.

Silver contributes very little to overall revenues at Mercedes (< 5%) and does not have material influence or impact on the results. For simplicity, the validation has primarily focused on gold mineralization and estimation.

14.6.1	Visual Validation

Block model grades were visually compared against drill hole composite grades and raw assays in cross-section, plan, longitudinal and 3D views, to ensure that the estimation honoured the raw data at a local scale. Other attributes coding and grade elements were also visualized to ensure consistency within the various vein solids or domains.

Spot visual comparisons were also conducted by switching between the ID3 and nearest neighbour (NN) interpolation scenarios.

Without excessive smoothing, the visual comparison shows a generally good correlation between the values. The block models reflect a grade distribution that looks naturally fluid enough, emulating grade shoots and the style of mineralization, while comparing well enough to drill hole and sampling data; see Figure 14-9, showing a rendering of the Marianas and Rey de Oro deposits, in cross- section and plan views, respectively.

June 2021	14-31

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 14-9: Visual validation of the Marianas vein system (left) and of Rey de Oro (right)

14.6.2	Statistical Validation

The QP compared block grade estimates with composite grades via visual cross-checks, summary statistics and swath plots for the Mercedes Mine deposits, with emphasis on the Diluvio, Lupita, Barrancas, Lagunas, Klondike, and Rey de Oro deposits. Block estimates values were compared to composites sample data in sections and 3D views to ensure that the estimation respects the raw data at a local scale.

June 2021	14-32

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 14-11 tabulates a summary of the 13 block models’ statistics compiled at Mercedes Mine versus capped composite statistics from the datasets produced for each deposit. Block model mean grades for gold are largely comparable or slightly below capped composite mean grades in the examined deposits.

Table 14-11: Block model vs composite summary statistics for gold and silver

Zone	Metal	Comp Count	Block Count	Comp Min (gpt)	Block Min (gpt)	Block Max (gpt)	CapCmp Mean (gpt)	Block Mean (gpt)	CapCmp COV	Block COV	Diff COV (%)
AID	Ag	1380	58555	0.3	0.3	150.4	28.8	33.2	0.85	0.88	-3.6%
	Au			0.03	0.05	53.87	4.79	4.66	1.26	0.80	36.2%
BCA	Ag	5789	378420	0.0	0.0	3248.0	95.6	70.1	1.67	0.95	43.3%
	Au			0.00	0.00	143.70	8.61	6.48	1.62	0.99	38.7%
BHI	Ag	3168	284960	0.0	0.0	394.6	69.5	61.4	0.94	0.88	6.6%
	Au			0.00	0.00	127.79	7.96	6.42	2.05	0.95	53.7%
CBA	Ag	4736	431163	1.0	0.9	989.2	95.7	74.2	1.11	0.94	15.8%
	Au			0.01	0.01	173.00	7.04	5.32	2.10	1.26	39.9%
CDO	Ag	8259	559196	0.0	0.1	700.0	119.9	88.8	0.93	0.84	9.2%
	Au			0.00	0.00	149.95	9.92	7.69	1.72	1.09	36.8%
DIL	Ag	11486	1628521	0.5	1.1	699.9	18.5	28.2	1.93	1.47	23.9%
	Au			0.01	0.03	35.97	2.02	1.89	1.38	0.99	28.0%
GAP	Ag	210	89053	6.8	0.0	400.0	102.1	78.2	0.73	0.63	14.2%
	Au			0.08	0.11	24.96	5.10	4.10	1.08	0.56	48.1%
KLN	Ag	3031	353698	0.0	0.0	299.9	47.7	46.1	0.88	0.66	24.9%
	Au			0.03	0.00	139.84	8.43	7.24	1.59	0.94	41.2%
LAG	Ag	5459	221380	1.50	1.9	883.0	71.1	56.3	1.01	0.76	25.0%
	Au			0.02	0.05	176.70	11.10	8.13	1.60	1.11	30.9%
LUP	Ag	2961	537240	0.0	0.0	499.2	42.1	42.9	1.20	0.68	43.0%
	Au			0.00	0.00	119.72	6.75	5.88	1.60	0.76	52.3%
MAR	Ag	345	288553	1.5	0.8	400.0	71.5	40.3	1.06	1.02	3.8%
	Au			0.01	0.01	37.56	6.31	5.18	1.21	0.60	50.7%
RDO	Ag	2611	473858	2.5	0.0	847.0	108.2	63.3	0.91	0.82	10.1%
	Au			0.05	0.00	143.39	8.45	4.90	2.13	1.22	42.5%
SAN	Ag	26	147997	5.2	0.2	317.5	46.3	44.1	0.84	0.72	14.3%
	Au			0.35	0.02	24.60	6.51	5.89	0.76	0.55	27.6%

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

14.6.3	Swath Plots Validation

Swath plots were routinely generated as part of MMM block model validation. A swath plot is a graphical display of the mean grade distribution derived from a series of sectional slices (or swaths), generated in several directions throughout the deposit, and associated block models. The QP reviewed the plots derived from comparative block models generated from using either channel and drill hole data (blue line) or drill hole data only (yellow line). These are plotted against the Nearest neighbour (NN) swath curve (grey), analogous to declustered composite data, and/or against the assay composites (orange).

Swath plots of the Diluvio and the Lagunas deposits are reproduced below.

The swath plots review (below) reveals a generally conciliant correlation between estimated block grades from the CHN+DDH (channel + drill hole) supported BM data (in blue) and the DDH-only BM data (in yellow or green) against the NN curve (in grey) and that of the assay composites (in orange).

The Diluvio swath plot (Figure 14-10) along the x-axis reveals peaking grades in the intermediate section, where narrow high-grade veins have been interpreted from fewer drill intercepts, bordered to the west by the Diluvio-west 4004 vein and to the east by the Diluvio central bulky stockwork zone (4001 and 4002 solids), where lower grades are rather consistent along that particular direction. The swath curves show more discrepancies between the BM grade data progressing across the deposit along the y-axis, where the divergence is more pronounced. Some mild grade smoothing could be suspected from the attenuated CHN+DDH data curve compared to that of the NN declustered data along the Y sectional plots.

There are noticeable variations and local discrepancies, notably between the composited grades and other media, particularly where the sample count is low.

Swath plots on the Lagunas deposit (Figure 14-11), also show an overall good correlation between various data supports with perhaps the CHN+DDH grade data, which appear to be noticeably higher than the drill hole only assay data, and otherwise correlate well with the NN swath curve.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Validation Trend Plot
geocod > 100, 10m X
Slice Centroid (m X)
Number of Samples

Validation Trend Plot
geocod > 100, 10m Y
Slice Centroid (m Y)
Number of Samples

Validation Trend Plot
Slice Centroid (m Z)
Number of Samples

Validation Trend Plot
Cross Strike Slice Index
Number of Samples

Figure 14-10: Swath plots of the Diluvio deposit, with composite data (orange), CHN+DDH BM (blue), DDH only BM (yellow) and a NN BM (grey)

June 2021	14-35

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Validation Trend Plot
shell >= 100, 12m X
auc Average Grade
Number of Samples
Slice Centroid (m X)
547750
547850
547950
548050

Validation Trend Plot
shell >= 100, 12m Y
auc Average Grade
Number of Samples
Slice Centroid (m Y)
3357150
3357250
3357350
3357450
3357550

Validation Trend Plot
shell >= 100, 12m Z
auc Average Grade
Number of Samples
Slice Centroid (m Z)
850
900
950
1000
1050

Validation Trend Plot
shell >= 100, 10m STRIKE(45)
auc Average Grade
Number of Samples
Strike Slice Index

Validation Trend Plot
shell >= 100, 10m Cross Strike(135)
auc Average Grade
Number of Samples
Cross Strike Slice Index

Figure 14-11: Swath plots of the Lagunas vein the composite data (orange), CHN+DDH BM data (blue), DDH only BM data (green) and NN BM data (grey)

June 2021	14-36

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

14.6.4	Block Model Comparative Analysis

The QP summarily reviewed the tabulation of resources block models estimated by MMM from channel and drill hole data, versus block models based upon drill hole data only, which provide an indication of how sensitive resources estimation can be to the sample support.

The interpolation summary results, shown in Table 14-12, were compiled from block modeling iterations performed on the 13 deposits (at 2.0 gpt Au Cut-off). The comparison is done using the undepleted yearly resource model computations, Measured + Indicated categories.

Table 14-12: Comparative analysis, between CHN+DDH vs DDH-Only BM data

June 2021	14-37

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The above tabulation and comparative analysis between the BMs based on CHN +DDH data and those generated using DDH-only data, suggest that the channel sample assay data may contribute a positive bias to the estimated average grade for most deposits, except for Barrancas and Klondike, where the increase is notable, and for the Aida, Gap and Marianas deposits, where the average block grades have decreased slightly. The latter also show the lowest proportion of channel vs drill hole samples, compared to Barrancas and Klondike, where this ratio is reverse.

While the grade average increments are mostly modest, < 5%, they are substantial for the Barrancas and the Klondike deposits where BM average gold grades could be 30 to 35% higher than those of the DDH-Only supported BMs. This, coupled with corresponding increase in tonnage, would result in significant differences (>50%) in metal content between the comparative estimates related to these particular deposits. While the gain is notable, both these deposits have already been extensively mined and are only moderate contributors to the total mineral inventory and the gains observed correspond to less than 3% of the total resources estimate for 2020.

Overall, the inclusion of the channel assay data would contribute to a 6% increase in average gold grades and to a 14% increase in tonnage, amounting to a 21% increase in contained metal, which is substantive, yet understandable to a degree, as channel sampling helps to expand the sampled domains and vein boundaries.

14.6.5	Reconciliation

MMM staff track progress and conduct periodic reconciliation exercises to assess the relative precision of the resource estimation process, compared to the grade control, the mine planning and mill production figures obtained over a given period.

Such reconciliation exercises are crucial KPIs to the mine planners and resource estimators. Successful reconciliation hinges on the adequacy of the sampling and grade control reporting, timely and accurate surveying of headings, documented material handling and tracking, and interdepartmental transparency and communications.

June 2021	14-38

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The QP summarily reviewed the latest quarterly reconciliation analysis documented by MMM. The figures below chart the improvement since the beginning of the year and, culminating with Q4-2020, illustrating the relatively good performance of the resource grade modeled grade compared with mine planning and grade control figures against production plant output. It is to be noted that these reconciliation figures were retroactively re-generated using EOY 2020 resource block model data, which became available at the end of December 2020, to assess the EOY 2020 performance.

Comparison Grade vs Mill
Better than Production
Lower than Production
Jan
Feb
Mar
Jul
Aug
Sep
Oct
Nov
Dec
Budget
MODEL
GGE

Tonnes
106,233
116,302
111,742
118,763
BUDGET
MODEL
GGE
Mill

Au g/t
3.09
2.81
3.22
3.07
BUDGET
MODEL
GGE
Mill

Au Oz
10,540
10,519
11,561
11,185
BUDGET
MODEL
GGE
Mill

Tonnes vs Production
Q4
-6%
-2%
-11%

Au g/t vs Production
5%
-8%
0%

Au Oz vs Production
3%
-6%
-6%

Figure 14-12: (Top) Monthly reconciliation of gold grade versus mill output, and

(Bottom) reconciliation of tonnage, grade and gold metal content/output (Q4 2020)

June 2021	14-39

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The top chart in Figure 14-12 illustrates the monthly grade reconciliation figures covering Q1, Q3 and Q4 2020, comparing mine planning (Budget), estimated resource model (MODEL) and grade control (GGE) against the processing plant realized output (MILL). Q2 2020 results are not shown as the Mercedes operation was temporarily closed over a two-month period as imposed by the Mexican Government due to the COVID-19 pandemic. The bottom chart shows the comparative data, in terms of compiled tonnage, average grade of gold and gold metal content/output, of the Mine plan, the modeled resources BMs, and the corresponding grade control figures, against the processing plant output reconciliation in Q4 2020.

During 2020, mine planned grades were found to consistently surpass the resource predicted grades. Yet, resource modeled grades have shown closer reconciliation with the plant, starting in July, with an average of 3.3 gpt Au vs 3.4 gpt at the plant during Q3, and averaging 2.8 vs 3.1 gpt at the plant during Q4.

From these reconciliation results, it appears that the recently modeled resource grades of EOY 2020 might possibly be slightly underestimated, yet within an overall 5% margin from the production figures achieved for the Q3 and Q4 2020, asserting some confidence onto the modeled resource grade estimates.

14.6.6	Mercedes EOY 2020 BM comparison with EOY 2019 BM

Table 14-13 shows a summary tabulation of the mineral resource tally compiled by MMM at the end of 2020, with indicators of material and classification changes over the previous year estimates.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 14-13: Comparative analysis, between EOY2020 vs EOY2019

June 2021	14-41

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 14-13 suggests that noticeable gains in average grade and/or tonnage have been documented for the Diluvio and Lupita vein system, as well as the Brecha Hill and Marianas vein systems, likely as a result of reinterpretation and additional data.

The gains observed for Lupita reflect a conversion of Indicated and Inferred to Measured Resources. Aida, Klondike and Lagunas have modest gains in either Measured or Indicated Resources from the conversion of Inferred Resources and probably a recontouring of the vein solids.

The undepleted mineral inventory at Mercedes has been marked by 43% drop in metal for the Inferred Resources, a 6% metal gain of gold in the Measured category and a 6% metal loss in gold for the Indicated Resources compared to EOY 2019. These metal shifts would all have been caused by a corresponding increase or decrease in tonnage. The average grades having stayed about the same, except for Diluvio and Barrancas, where inferred resources grades were improved.

For Barrancas, the changes are probably due to a recontouring of the mineralization, with the increase in grade being compensated by a decrease in tonnage. For Diluvio, the latter increase in grade originates from the intermediate veins system, which is comprised of narrow, high-grade structures that lack sample density and definition (see Figure 14-13), and are therefore reported as Inferred Resources.

14.7	Mineral Resource Classification

The Mineral Resources for Mercedes Mine were classified in accordance with CIM Standards. Definitions for resource categories used in this report are consistent with those defined by CIM (2014) and adopted by NI 43-101, whereby, a Mineral Resource is defined as “a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction”. Mineral Resources are classified into Measured, Indicated, and Inferred categories.

14.7.1	Mineral Resource Classification for the Mercedes Mine

The resource blocks are classified based upon average distance of data points, a minimum number of drill holes, and the maximum number of two samples from different octants for all deposits. Based upon the ranges indicated by the omnidirectional variograms, the Mineral Resource classification criteria are as follows:

•	Measured - Based upon Pass 1 interpolation criteria, i.e. within an average estimation distance less than or equal to 15 m, a minimum of 10 sample composites from a minimum of four different drill holes or channel samples;
•	Indicated - At least three separated drill holes or channel samples in the estimate with an average estimation distance less than or equal to 25 m;
•	Inferred - At least two diamond drill hole or channel samples within an average estimation distance no greater than 45 m;
•	All remaining estimated, but unclassified blocks were flagged as “Exploration Potential”.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Block classification was initially determined by MMM by running a classification script on the block models in Vulcan software. In instances where thin wedges of Inferred Mineral Resources are completely surrounded by Indicated Mineral Resources, or vice versa, an interpreted polygon was used to convert the Inferred Mineral Resources to an Indicated Mineral Resource, or vice versa, so as to maintain a certain cohesion in these instances. The QP concurs with this procedure and acknowledges the overall good geological and grade continuity as illustrated in the series of figures exposing the interpolation results on the Diluvio vein system.

Figure 14-13 presents the results of resource classification scheme applied to the Diluvio deposit).

Figure 14-13: Sectioned view showing the classification of resources applied to the Diluvio vein system

14.7.2	Mining Depletion at the Mercedes Mine

A series of depletion volumetric solids were overlaid onto the resource BMs, where mining extraction and development has taken place. This is illustrated in Figure 14-14, featuring the Lupita mineralized zone traversed by sub-level headings developed along strike and punctuated by excavations where sampling is exposed. The figure also shows an adequate correlation between samples and block grades, as well as grade distribution along the Lupita sheeted vein solid.

June 2021	14-43

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 14-14: Combined 3D view looking east showing (top) the depletion solid tracing the mining development on the Lupita deposit and (bottom) the gold grade distribution against the sample composites and the extent of the mining depletion on the Lupita sheeted vein body

June 2021	14-44

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The depleted solids were updated end-November to mid-December 2020, depending upon the deposit.

14.8	Mercedes Mine Mineral Resource Summary

Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions) were used for Mineral Resource classification.

The Mineral Resources at Mercedes were estimated by MMM and reviewed and accepted by BBA. The Mineral Resources are contained in thirteen underground sectors.

A summary of the Mineral Resources inclusive of Mineral Reserves is provided in Table 14-14. The Mineral Resources exclusive of Mineral Reserves is summarized in Table 14-15. Tabulation of the Mineral Resources is based on a cut-off grade of 1.70 gpt gold and reasonable mining shapes using a cut and fill mining method.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

Table 14-14: Mineral Resource Statement (inclusive of Reserves)

	Tonne	Grade		Contained Metal
Classification	(000)	Au (gpt)	Ag (gpt)	Au oz (000)	Ag oz (000)
Measured	858	4.48	36.5	124	1,005
Indicated	3,627	4.10	38.9	478	4,537
Total M+I	4,485	4.17	38.4	602	5,543
Inferred	1,548	4.74	44.1	236	2,192
1.	The effective date of the 2020 MRE is December 31, 2020.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.
4.	The mineral resource cut-off grade of 1.70 gpt gold was calculated using the following parameters: gold price = $1500/oz; metallurgical recoveries of 95.5% for gold; refining charges $8.48/oz gold; mining costs of $44.70, processing costs of $21.60 and G&A costs of $13.00 per tonne of ore (all costs in USD).
5.	Calculations used metric units (metre, tonne). Any discrepancies in total amounts are due to rounding.
6.	Todd McCracken, P. Geo. is the qualified person for the mineral resource statement as defined by NI 43-101.
7.	The CIM Definition Standards on Mineral Resource and Reserves (2014) have been followed.

June 2021	14-45

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 14-15: Mineral Resource Statement (exclusive of Reserves)

	Tonne	Grade		Contained Metal
Classification	(000)	Au (gpt)	Ag (gpt)	Au oz (000)	Ag oz (000)
Measured	521	3.59	31.2	60	522
Indicated	2,220	3.22	36.9	230	2,633
Total M+I	2,742	3.29	35.8	290	3,155
Inferred	1,545	4.73	44.0	235	2,186
1.	The effective date of the 2020 MRE is December 31, 2020.
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.
4.	The mineral resource cut-off grade of 1.70 gpt gold was calculated using the following parameters: gold price = $1,500/oz; metallurgical recoveries of 95.5% for gold; refining charges $8.48/oz gold; mining costs of $44.70, processing costs of $21.60 and G&A costs of $13.00 per tonne of ore (all costs in USD).
5.	Calculations used metric units (metre, tonne). Any discrepancies in total amounts are due to rounding.
6.	Todd McCracken, P. Geo. is the qualified person for the mineral resource statement as defined by NI 43-101.
7.	The CIM Definition Standards on Mineral Resource and Reserves (2014) have been followed.
14.8.1	Inclusive Mineral Resource

The minerals resources are tabulated using a cut-off grade of 1.70 gpt based on $1,500 gold price and mining costs and recoveries used to develop the mineral reserve cut-off in Chapter 15. Table 14-16 summarizes the values used to determine the cut-off grade. The majority of the mineral resources are in the Diluvio deposit, which has a lower cut-off grade. It was deemed acceptable to use a single cut-off grade of 1.70 gpt, which is higher than the Diluvio cut-off and slightly lower than the rest of the deposits, which were geological modeled with a 2 .0 gpt cut-off.

Table 14-16: Cut-off Grade Parameters

Cost	Unit	Diluvio	All Veins
Mining	USD/t ore	31.30	44.70
Processing	USD/t ore	21.60	21.60
G&A	USD/t ore	13.00	13.00
Gold Price	USD/oz	1,500	1,500
Recovery	%	95.5	95.5
Refinery Cost	USD/oz	8.48	8.48
Cut-off Grade	gpt	1.44	1.73

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The reasonable mining shapes are based on cut and fill mining, which is the current mining method at the mine, with a minimum block width of 1.0 m. Solids representing the reasonable mining shapes around contiguous blocks were created to remove any “orphaned” blocks located too far from the existing mining fronts. The mineral resources are tabulated by mineral zone and resource classification within the depleted shell (Table 14-17 to Table 14-20).

Table 14-17: Measured Mineral Resource (inclusive of Reserves)

Sector	Tonne (‘000)	Au (gpt)	Ag (gpt)	Au Oz. (‘000)	Ag Oz. (‘000)
CDO	24	7.68	93.6	6	72
CBA	9	4.08	66.3	1	19
BHI	2	4.80	82.4	-	5
AID	24	4.59	29.7	4	23
KLN	1	6.36	42.2	-	2
LAG	10	8.22	52.3	3	16
GAP	3	6.97	128.7	1	12
BCA	150	6.60	63.9	32	308
MAR	18	7.21	101.8	4	59
DIL	481	2.77	17.0	43	263
LUP	110	6.71	46.1	24	162
SAN	-	-	-	-	-
RDO	26	7.98	74.3	7	62
Total	858	4.48	36.5	124	1,005

Table 14-18: Indicated Mineral Resource (inclusive of Reserves)

Sector	Tonne (‘000)	Au (gpt)	Ag (gpt)	Au Oz. (‘000)	Ag Oz. (‘000)
CDO	139	4.76	51.7	21	231
CBA	56	4.36	70.0	8	126
BHI	38	6.24	55.2	8	68
AID	83	5.35	45.2	14	120
KLN	57	6.08	42.5	11	78
LAG	76	4.56	37.5	11	91
GAP	114	4.31	85.0	16	312
BCA	91	4.46	51.0	13	150
MAR	211	7.13	76.4	48	519

June 2021	14-47

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Sector	Tonne (‘000)	Au (gpt)	Ag (gpt)	Au Oz. (‘000)	Ag Oz. (‘000)
DIL	1,780	2.73	22.8	156	1,306
LUP	568	5.90	43.7	108	798
SAN	-	-	-	-	-
RDO	413	4.77	55.6	63	737
Total	3,626	4.10	38.9	478	4,537

Table 14-19: Measured and Indicated Mineral Resource (inclusive of Reserves)

Sector	Tonne (‘000)	Au (gpt)	Ag (gpt)	Au Oz. (‘000)	Ag Oz. (‘000)
CDO	163	5.19	57.8	27	304
CBA	65	4.32	69.5	9	144
BHI	40	6.17	56.6	8	74
AID	108	5.17	41.6	18	144
KLN	59	6.09	42.5	12	80
LAG	85	4.97	39.1	14	107
GAP	117	4.38	86.1	17	325
BCA	241	5.79	59.0	45	458
MAR	229	7.14	78.4	53	578
DIL	2,261	2.74	21.6	199	1,569
LUP	678	6.03	44.1	131	961
SAN	-	-	-	-	-
RDO	439	4.96	56.7	70	800
Total	4,485	4.17	38.4	602	5,543

Table 14-20: Inferred Mineral Resource (inclusive of Reserves)

Sector	Tonne (‘000)	Au (gpt)	Ag (gpt)	Au Oz. (‘000)	Ag Oz. (‘000)
CDO	9	4.61	69.4	1	20
CBA	14	4.70	64.6	2	29
BHI	29	3.87	54.8	4	50
AID	21	3.34	57.1	2	39
KLN	3	2.90	51.0	-	5
LAG	18	5.53	28.1	3	17

June 2021	14-48

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Sector	Tonne (‘000)	Au (gpt)	Ag (gpt)	Au Oz. (‘000)	Ag Oz. (‘000)
GAP	97	4.40	69.0	14	215
BCA	15	4.98	32.9	2	16
MAR	398	5.22	28.6	67	366
DIL	417	3.32	46.3	45	621
LUP	68	5.06	45.8	11	100
SAN	325	6.66	48.6	70	509
RDO	134	3.47	47.9	15	206
Total	1,548	4.74	44.1	236	2,192
14.8.2	Exclusive Mineral Resource

The exclusive mineral resource is the disclosure statement with the mineral reserves presented in Chapter 15 removed from the mineral resource tally. The mineral resource exclusive of reserve is all blocks above 1.70 gpt Au, within the depleted shell, with non-contiguous blocks removed, and outside of the mineral reserve solids. Table 14-21 to Table 14-24 summarize the mineral resource exclusive of the mineral reserves.

Table 14-21: Measured Mineral Resource (exclusive of Reserves)

Sector	Tonne (‘000)	Au (gpt)	Ag (gpt)	Au Oz. (‘000)	Ag Oz. (‘000)
CDO	24	7.68	93.6	6	72
CBA	8	3.44	61.9	1	16
BHI	2	4.84	73.3	-	4
AID	14	4.05	27.6	2	13
KLN	1	6.36	42.2	-	2
LAG	5	4.79	34.8	1	6
GAP	1	6.83	120.5	-	4
BCA	79	4.69	57.1	12	144
MAR	3	4.96	90.0	-	7
DIL	320	2.52	15.2	26	157
LUP	48	5.49	40.7	8	63
SAN	-	-	-	-	-
RDO	17	6.17	65.1	3	35
Total	521	3.59	31.1	60	522

June 2021	14-49

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 14-22: Indicate Mineral Resource (exclusive of reserves)

Sector	Tonne (‘000)	Au (gpt)	Ag (gpt)	Au Oz. (‘000)	Ag Oz. (‘000)
CDO	139	4.76	51.7	21	231
CBA	52	4.05	68.4	7	115
BHI	26	5.27	46.3	4	39
AID	73	4.44	48.0	10	113
KLN	57	6.08	42.5	11	78
LAG	62	3.99	35.7	8	72
GAP	84	3.59	83.5	10	227
BCA	66	3.50	46.89	7	100
MAR	54	4.15	61.9	7	108
DIL	1,110	2.36	23.8	84	849
LUP	241	4.07	37.0	31	286
SAN	-	-	-	-	-
RDO	254	3.35	50.9	27	416
Total	2,220	3.22	36.9	230	2,633

Table 14-23: Measured and Indicated Mineral Resource (exclusive of reserves)

Sector	Tonne (‘000)	Au (gpt)	Ag (gpt)	Au Oz. (‘000)	Ag Oz. (‘000)
CDO	163	5.19	57.8	27	304
CBA	60	3.97	67.5	8	131
BHI	28	5.24	48.0	5	43
AID	87	4.37	44.7	12	125
KLN	59	6.09	42.5	12	80
LAG	68	4.05	35.6	9	77
GAP	85	3.62	83.9	10	230
BCA	145	4.14	52.4	19	244
MAR	57	4.19	63.2	8	115
DIL	1,430	2.40	21.9	110	1,006
LUP	289	4.30	37.6	40	349
SAN	-	-	-	-	-
RDO	270	3.52	51.8	31	450
Total	2,742	3.29	35.8	290	3,155

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 14-24: Inferred Mineral Resource (exclusive of reserves)

Sector	Tonne (‘000)	Au (gpt)	Ag (gpt)	Au Oz. (‘000)	Ag Oz. (‘000)
CDO	9	4.61	69.4	1	20
CBA	14	4.68	64.5	2	29
BHI	29	3.86	54.7	4	50
AID	21	3.34	57.1	2	39
KLN	3	2.90	51.0	-	5
LAG	18	5.53	28.1	3	17
GAP	97	4.40	68.9	14	215
BCA	15	4.94	32.8	2	15
MAR	397	5.19	28.6	66	365
DIL	416	3.32	46.3	44	619
LUP	67	5.04	45.9	11	99
SAN	325	6.66	48.6	70	509
RDO	133	3.45	47.8	15	205
Total	1,545	4.73	44.0	235	2,186

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate that have not been disclosed in this technical report.

June 2021	14-51

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

15.	Mineral Reserve Estimate

David Willock (QP) has reviewed the Mineral Reserve estimates at the Mine as reported by MMM, effective December 31st, 2020. The QP was not able to visit the site for data verification due to COVID-19 restrictions in place during the technical report update period. However, the mining geometry, reserve shapes and numerical calculations used in the Mine reserve estimates have been reviewed for compliance with CIM guidelines.

The verification of MMM’s reserve classification began with the provision of the following sources of information:

•	The resource block models for each deposit at the Mine, containing material density, gold grades, block volumes, and resource confidence classes. The resource models were provided in Vulcan BMF format;
•	Mine as-built solids dated for the planned reserve declaration date of December 31st, 2020;
•	Vulcan mineable stope shape outputs and associated parameters;
•	Mine design for reserve blocks;
•	Economic analysis methodology of reserve blocks with consideration for mine design.

The Mineral Reserve estimate for the Mine is summarized in Table 15-1.

Table 15-1: Mineral Reserve Statement

Mineral Reserve Class	Tonne	Grade		Contained Metal
	(000)	Au (gpt)	Ag (gpt)	Au oz (000)	Ag oz (000)
Proven Underground	381	5.47	41.3	67	507
Probable Underground	2,224	3.61	27.2	258	1,943
Proven & Probable	2,605	3.89	29.2	325	2,450
Notes:
1. CIM Definitions Standards on Mineral Resource and Reserves (2014) have been followed.

2. Mineral Reserves are minable tonnes and grades; the reference point is the mill feed at the primary crusher.

3. Mineral Reserves are estimated at a cut-off of 2.10 gpt Au, except Diluvio, which is estimated at 2.00 gpt Au.

4. Cut-off grade assumes a price of gold of US$1,350 per ounce, a 95.5% gold metallurgical recovery; US$45.09/t mining cost, US$19.59/t processing costs, US$13.00/t G&A and US$8.48/oz refining costs.
5. A minimum mining width of 3.5m was used in the creation of all reserve blocks.
6. Bulk density for ore varies by deposit from 2.22 t/mᶾ to 2.57 t/mᶾ and 2.40t/mᶾ for waste.

7. Numbers may not add due to rounding.

8. David Willock, P. Eng. is the qualified person for the mineral reserve statement as defined by NI 43-101.

9. Rey de Oro Sup deposit was previously classified as open pit mining reserves. The change-of-use land permit has been requested by MMM and is awaiting approval from the Mexican Mines Bureau. The deposit has been scheduled at the end of the life-of-mine plan to avert any risk associated with the permitting.

June 2021	15-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

MMM has noted that reserves previously classified as open pit mining have been reclassified as underground mining reserves. The change of land-use permit has been filed with the Mexican Mines Bureau and is awaiting approval.

The QP is not aware of any other mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

Metal commodity prices used for the Mineral Reserve estimate are based upon the lesser of the three-year trailing average and the spot price, as recommended in the CIM guidelines.

June 2021	15-2

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 15-2: Mineral Reserve estimate broken down by deposit as of December 31, 2020

	Proven					Probable					P&P
Mine/Area	Tonne (000)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (000)	Silver Ounces (000)	Tonne (000)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (000)	Silver Ounces (000)	Tonne (000)	Gold Grade (gpt)	Silver Grade (gpt)	Gold Ounces (000)	Silver Ounces (000)
Casa Blanca	1	9.28	96.9	0.3	3	14	2.87	28.1	1.3	12	15	3.32	33.0	1.6	16
Corona de Oro	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Brecha Hill	0	3.73	109.6	0.0	1	23	4.87	42.6	3.6	31	23	4.85	43.6	3.6	33
Aida	12	4.82	29.6	1.8	11	28	4.61	10.2	4.2	9	40	4.67	15.6	6.0	20
Total Mercedes	13	5.15	37.2	2.1	15	65	4.33	25.4	9.0	53	77	4.47	27.4	11.1	68
Barrancas	80	8.18	66.8	21.0	172	98	2.09	17.6	6.6	56	178	4.82	39.7	27.6	227
GAP	3	5.71	106.3	0.5	9	72	2.85	37.6	6.6	87	75	2.95	39.9	7.1	96
Lagunas	6	10.78	63.1	2.0	12	31	3.46	21.7	3.5	22	37	4.61	28.2	5.5	34
Marianas	17	6.80	94.0	3.8	53	255	5.17	50.5	42.4	414	272	5.27	53.3	46.2	466
Total Barrancas	106	8.04	72.0	27.3	245	457	4.02	39.4	59.1	579	563	4.78	45.5	86.4	823
Lupita Ext.	29	5.90	44.5	5.6	42	379	3.94	26.1	48.1	318	409	4.08	27.4	53.6	360
Lupita	49	7.22	42.2	11.3	66	304	3.47	21.8	34.0	213	353	3.99	24.6	45.3	279
Total Lupita	78	6.72	43.0	16.9	108	684	3.73	24.2	82.0	532	762	4.04	26.1	98.9	640
Diluvio West	78	3.17	14.4	7.9	36	420	3.20	15.5	43.2	209	498	3.19	15.3	51.1	245
Diluvio	94	2.95	23.5	9.0	71	310	2.69	24.2	26.8	242	405	2.75	24.1	35.8	313
Total Diluvio	172	3.05	19.4	16.9	107	730	2.98	19.2	70.0	451	902	3.00	19.2	86.9	558
Rey de Oro Sup	-	-	-	-	-	116	3.99	22.2	14.9	83	116	3.99	22.2	14.9	83
Rey de Oro	12	9.74	79.9	3.8	31	173	4.22	44.3	23.5	247	185	4.58	46.6	27.2	277
Total Rey de Oro	12	9.74	79.9	3.8	31	289	4.13	35.4	38.3	329	301	4.35	37.2	42.1	360
Total Reserves	381	5.47	41.4	67.0	507	2,224	3.61	27.2	258.5	1,943	2,605	3.89	29.2	325.5	2,450
Notes:
1. CIM Definitions Standards on Mineral Resource and Reserves (2014) have been followed.

2. Mineral Reserves are minable tonnes and grades; the reference point is the mill feed at the primary crusher.

3. Mineral Reserves are estimated at a cut-off of 2.10 gpt Au, except Diluvio, which is estimated at 2.00 gpt Au.

4. Cut-off grade assumes a price of gold of US$1,350 per ounce, a 95.5% gold metallurgical recovery; US$45.09/t mining cost, US$19.59/t processing costs, US$13.00/t G&A and US$8.48/oz refining costs.
5. A minimum mining width of 3.5m was used in the creation of all reserve blocks.
6. Bulk density for ore varies by deposit from 2.22 t/mᶾ to 2.57 t/mᶾ and 2.40t/mᶾ for waste.

7. Numbers may not add due to rounding.

8. David Willock, P. Eng. is the qualified person for the mineral reserve statement as defined by NI 43-101.

9. Rey de Oro Sup deposit was previously classified as open pit mining reserves. The change-of-use land permit has been requested by MMM and is awaiting approval from the Mexican Mines Bureau. The deposit has been scheduled at the end of the life-of-mine plan to avert any risk associated with the permitting.

June 2021	15-3

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

15.1	Mineral Reserve Calculation Methodology

Underground mineral reserves for the Mine have been estimated by site personnel, applying mining considerations to the Mineral Resource block model. Vulcan’s stope optimizer was utilized as a first pass to determine economic zones for extraction. Site personnel then verified the output of the optimizer and removed areas that would be deemed uneconomical based upon other mining considerations. Stope designs were prepared in Vulcan software, together with the required development for access to the stopes. The shapes were created using a minimum mining width of 3.5 m for cut and fill. In the past, mining widths of 2.0 m have been extracted using the split-blasting technique to minimize dilution. The split-blasting technique is discussed further in Chapter 16 - Mining Method. Unplanned dilution is estimated by the expansion of the mining shape to include material expected to be mined in excess of the planned drift profile. External unplanned dilution was assigned a grade based upon the average grade of the Measured and Indicated material outside of the ore shell. Upon finalizing the diluted tonnes and grade of the mining shapes, site personnel reviewed the extraction likelihood of the blocks and assigned mineability and recovery factors based upon previous production data in the area. Stope economics were then calculated with consideration for capital development requirements by zone to ensure profitability. The stope shapes that have reasonable expectation for economic extraction were then tabulated to form the Mineral Reserve estimate.

15.2	Dilution

Factors for both planned and unplanned dilution have been estimated for each deposit at the Mine. Material classified as planned dilution is material that must be excavated for minimum mining widths, geomechanical constraints, or geometrical constraints. In the case of the Mine, planned dilution generally occurs where the ore vein is narrower than the minimum mining width of 3.5 m. In deposits outside of Lupita & Diluvio, the split-blasting mining method may be employed to significantly reduce the amount of dilution sent to the mill, however this mining method was not factored into the current Mineral Reserve estimate.

The total expected dilution for each deposit has been calculated by adding the expected planned and unplanned dilution quantities. Development in vein widths less than the minimum mining width of 3.5 m consider the additional material to meet the widths as planned dilution. Unplanned dilution for each deposit was estimated by MMM by reconciling historical dilution performance. The factors for planned and unplanned dilution used for each deposit are listed in Table 15-3. Measured and Indicated material outside of the vein ore shells was considered to be representative of the in-situ grade for the unplanned dilution tonnage. Additionally, any dilution tonnes of vein material that did not meet Measured or Indicated Mineral Resource classification was assumed to have zero grade.

June 2021	15-4

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Further factored into the unplanned dilution calculation is backfill dilution. Due to the nature of the cut & fill (CAF) mining method, backfill dilution will occur as a result of mucking from cemented paste fill floors along the length of each CAF cut. It is estimated that the average depth of over-digging the floor will be approximately 0.25 m.

In areas where the full face (3.5 m width) does not meet the cut-off grade criteria, split blasting is considered. With split blasting, the round is taken with two blasts. First, the mineralized zone is blasted and mucked, followed by a waste cut being blasted and mucked to meet the minimum mining width of 3.5 m. This allows narrow zones to be mined with reduced dilution. The mineralized cut for split blasting has a minimum width of two metres and any non-vein material included in the cut is assumed at zero grade. Split blasting is only assumed in select areas where there is a history of successfully implementing this technique. The reserves tabulated in this Mineral Reserve estimate do not include any provisions for split-blasting, but it is acknowledged that the technique will be implemented, where applicable.

Table 15-3: Estimated dilution & recovery factors by deposit

Mine Area	Deposit	Planned Dilution (%)	Unplanned Dilution (%)	Total Dilution (%)	Ore Recovery Factor (%)
Mercedes	Casa Blanca	62	16	78	97
	Brecha Hill	28	25	53	97
	Aida	42	11	53	97

Barrancas-Lagunas	Barrancas Centro	40	8	48	97
	Barrancas Norte	46	24	70	97
	Lagunas	43	11	54	97
	Marianas	30	10	40	97

Lupita	Lupita	39	18	57	97
	Lupita Extension	39	18	57	97

Diluvio	Diluvio	8	5	13	93
	Diluvio West	8	5	13	93

Rey De Oro	Rey De Oro	37	15	52	97
	Rey De Oro Superior	32	15	47	97
Mine-wide Weighted Average (%)		34%	11%	45%	97%

June 2021	15-5

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

15.2.1	Mining Recovery

The mining recoveries used in estimating the Mineral Reserves were determined based upon the mining method. Extraction is slightly higher for ore development and cut & fill mining, due to increased grade control and selectivity. Expected losses considered in the recovery ore losses are:

•	Drilling and blasting inefficiencies;
•	Loss of ore from block corners and edges or abandoning stopes due to excessive waste slough.

Table 15-4: Recovery factor used for each mining method considered in the
Mineral Reserves estimate

Mining Method	Recovery (%)
Cut & Fill	97%

The Mineral Reserve estimate has been created solely considering the cut & fill mining method and therefore the recovery of 97% is representative of all deposits.

15.3	Cut-off Grade

The MMM technical services team have estimated the cut-off grade (COG) using the 2020 budget forecasts and the actual mining costs broken down by deposit for the previous three years of operation. The metal pricing used for the COG analysis was determined by the MMM team. COGs are estimated on both a fully-costed basis and an incremental basis. The COG calculations are shown in Table 15-5 and do not include the silver revenue credit or waste development costs. Silver revenue credits are excluded from the COG calculation as they do not present a significant magnitude of value to the COG due to the low mill recovery.

June 2021	15-6

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 15-5: Cut-off grade split by Diluvio and the other deposits

Cost	Unit	Diluvio (US$/t)	Overall Estimate (US$/t)	2020 Actuals	2019 Actuals	2018 Actuals
Mining Cost	US$/t ore	31.32	44.66	45.34	58.59	56.54
Processing Cost	US$/t ore	21.59	21.59	19.27	22.45	22.77
General and Administration	US$/t ore	13.00	13.00	12.83	11.81	12.06
Total	US$/t mined	65.91	79.25	77.44	92.85	91.37
Revenue & Recovery
Gold Price	US$/oz	1,350	1,350	1,745	1,375	1,246
Gold Recovery	%	95.5	95.5	94.8	95.8	96
Refinery cost	US$/oz	8.48	8.48	*	*	*
Cut-off Grade
Break-even feed grade	gpt Au	1.60	1.92	1.42	2.19	2.38
Cut-off Grade Used	gpt Au	2.00	2.10	2.40	2.40	2.40
Notes:
* Refinery cost included in the overall realized price of gold for 2018-2020.

The Mine has opted to select a standard COG of 2.10 gpt Au for all the Mine areas, except Diluvio, for which a COG of 2.00 gpt Au has been selected. The Mine’s explanation for this change is that the Diluvio mine has the following advantages:

•	Ground conditions are better, reducing support costs;
•	The area of mineralization is significantly wider than other deposits, reducing access costs;
•	The drifts are larger, producing more tonnes per round and further spreading out fixed costs;
•	Wider mineralized zones represent more bulk tonnage mining methods to be used, where applicable.

In comparing the costs and production basis used by the Mine for Mineral Reserve COG calculations with their corresponding 2019 & 2020 actuals, the Mine’s COG estimates are lower than previous assumptions, driven by:

•	Decrease in productivity from the Mercedes and Barrancas-Lagunas deposits due to depletion. These areas mostly consist of remnant mining and represent a higher cost to mine than Diluvio and Lupita;
•	Concentrated short-term production in the Lupita and Diluvio deposits to maximize resource utilization and the potential to integrate bulk mining methods;
•	Life of mine overhaul and workforce consolidation.

June 2021	15-7

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 15-6: Reserve qualification parameters to determine the Mineral Reserve estimate

Input	Unit	Value
Price of Gold	US$/oz	1,350
Operating Development Cost	US$/m	2,350
Capital Development Cost	US$/m	2,350
Vertical Development Cost	US$/m	2,000
Operating Cost	US$/t	51
Processing Cost	US$/t	21.59
General and Administration Cost	US$/t	13
Gold Recovery	%	95%
15.4	Classification

Measured Mineral Resources are converted to Proven Mineral Reserves, and Indicated Mineral Resources are converted to Probable Mineral Reserves.

The QP is of the opinion that the Mineral Reserves are being estimated in an appropriate manner using current mining software and procedures consistent with industry best practice.

June 2021	15-8

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

16.	Mining Methods

The Mine consists of six separate underground mines:

1.	Mercedes mine area composed of Corona de Oro, Casa Blanca, Brecha Hill, Brecha Hill Norte, Aida, and Aida Norte;
2.	Barrancas-Lagunas mine area composed of the Lagunas, Barrancas Centro, Barrancas Norte, Marianas, and Gap zone;
3.	Lupita & Lupita Extension mine area;
4.	Diluvio & Diluvio West mine areas;
5.	Klondike mine area composed of the Klondike deposit and Rey de Oro.
6.	Rey de Oro Superior, a satellite deposit located along the same strike as Klondike but will require separate portal access. Permits for the change of use for portal development have been filed with the Mexican government. There are no issues expected to arise from the permitting, but the deposit has been planned at the end of the life of mine to reflect the lack of final permitting.

While each of these deposits has ore remaining, Mercedes and Barrancas-Lagunas are nearing depletion with mostly remnant mining taking place. The bulk of the tonnage for the LOM is expected to be mined from Lupita, Diluvio, and Rey de Oro.

Each of the deposits are accessed through underground portals with some underground connections between deposits where possible.

Figure 16-1 is a plan map of the Mine areas and significant infrastructure. Longitudinal section and schematic views of the individual mine area layouts are shown in Figure 16-2 to Figure 16-6.

June 2021	16-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 16-1: Plan view of the Mercedes Gold-Silver Mine site infrastructure

Source: Yamana Gold Inc., 2016

June 2021	16-2

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 16-2: Isometric long section facing north-east showing the Mercedes deposit as-builts and reserve locations

June 2021	16-3

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 16-3: Isometric long section facing north-east showing the Lagunas/Barrancas deposit as-builts and reserve locations

June 2021	16-4

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 16-4: Isometric long section facing north-east showing the Marianas/Lagunas deposit as-builts and reserve locations

June 2021	16-5

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 16-5: Isometric long section facing north-east showing the Klondike/Rey de Oro deposit as-builts and reserve locations

June 2021	16-6

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 16-6: Isometric long section facing north-west showing the Diluvio/Lupita/Lupita Extension deposit as-builts and reserve locations

June 2021	16-7

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

16.1	Mine Design

The Mine deposits are all near-surface ramp access mines. Each deposit is currently accessible to be mined aside from the Rey-de-Oro superior deposit, currently planned for portal development in late 2024. The level layouts and design are variable according to the deposit to be mined, with standard cut & fill mining applying to all deposits aside from Diluvio & Diluvio West, where the mining method represents a hybrid of both cut & fill and bulk drift & fill.

Underground ramps connecting levels and nearby deposits are used as haulage routes for the 16 t haul trucks utilized at the Mine. These haul trucks are responsible for hauling from underground at each respective deposit and dumping at the ore stockpile located at the Mercedes section of the mine site. Infrastructure to support the three separate mining areas is located at the Mercedes Mine section of the site, including the mill, camp, and pastefill plant.

The Mine normally operates on a rotational basis with employees following a 7 days on and 7 days off roster, 12 hours per shift, 365 days per year. Due to the sanitary measures required in response to the COVID-19 pandemic, a 14 days on and 7 days off rotation has been adopted. Mining production rates are scheduled assuming 9 hours of productive time per shift to cover breaks, meetings, maintenance, and travel time. The expected productivity of the mine is covered in the life of mine plan, but is expected to average approximately 1,400 tpd (ore) over 5 years. The mine is the expected bottleneck of the operation with a mill capacity of 2,000 tpd.

Table 16-1: Typical underground development dimensions for the Mercedes Mine deposits

Development Type	Dimensions	Typical Length	Typical Distance to Mineralized Zone
Units	(W x H, m)	(m)	(m)
Main Ramp	4.5 x 4.3	N/A	136
Main Access (ramp to sill)	4.5 x 4.3	136	136
Ventilation Raise Access Drifts	4.0 x 4.0	20	40
Escapeway/RAR Accesses	4.0 x 4.0	17	40
Sumps	4.0 x 4.0	9	48
Electrical Substations	4.0 x 4.0	13	In ramp
Ore sills (varies by deposit)	3.0 x 4.0 & 4.0 x 4.0	200	N/A
Cut & Fill Access Ramps	4.0 x 4.0	40 (15% Gradient)	40

Note:
RAR - Return Air Raise
W x H - Width x Height

June 2021	16-8

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

16.2	Mining Methods

The Mine currently plans all mining to be completed using the mechanized cut & fill mining method. It is noted that in the past, the Mine utilized a longitudinal longhole open stoping mining method, where the ground conditions and ore geometry allowed for more bulk mining methods. Under the scope of this report, all mineral reserves are interpreted to be mined as mechanized cut & fill with no consideration for longhole open stoping.

The mechanized cut & fill mining method employed at the Mine is typically planned as an overhand mining method with multiple available mining horizons to increase the overall productivity of the method. A mining horizon is a block of three level accesses, with production able to progress upwards every third level. The typical sequence for a given reserve block is:

1.	Ramp down three total level accesses;
2.	Develop the 2nd and 3rd level accesses & infrastructure in unison, typically located central to the ore sill on that elevation;
3.	Begin the first cut on the 3rd access utilizing a -15% cut & fill ramp;
4.	Complete the ore sill on both sides of the cut & fill ramp;
5.	Barricade & pastefill the 1st cut, and re-establish access after curing to begin the next cut at level grade.

This sequence continues for three full cuts per level at -15%, 0%, and +15%. It is understood that there are multiple available mining horizons to facilitate multiple ore faces available each shift. The typical mining sequence as described is visualized in Figure 16-7 and Figure 16-8 on the following pages.

With respect to the current mining reserves statement, all reserves are intended to be mined utilizing the cut & fill mining method. A modification to the method has been successfully applied in some of the deposits called split-blasting. The technique is used to minimize dilution when mining in narrow vein cut & fill areas and provide further selectivity to economically extract vein material. Split-blasting splits a round blast into two blasts, first drilling and blasting the vein material at a minimum width of 2.0 m, with a secondary blast to take the remainder of the face. Excavators are used underground to pull the material out of the two-metre cuts to be mucked with a scoop. While none of the current mine reserves have been assumed to be mined as split-blasting, it is recognized that the method has been used in the past and will continue to be used where beneficial.

David Willock (QP) is of the opinion that the selected mining methods are appropriate for the deposits, but further planning should be considered for the implementation of bulk mining methods in deposits such as Diluvio & Diluvio West.

June 2021	16-9

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

≤+15%
≤-15%
Drilling
Level Access
Ramp Access
Pastefill Wall
Pastefill
Standard cut & fill drift sizing
May be modified with
slashing to align with ore
contour
4.0
3.0
Mining access ramp
4.3
4.5
Mining front in progress
Planned mining front
Mineralized zone
Scale: NTS

Figure 16-7: Long section view cut perpendicular to the strike of the orebody, showing the typical arrangement of the cut & fill method

June 2021	16-10

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

4.0
3.0
Standard cut & fill drift sizing
May be modified with slashing to align with ore contour
4.3
4.5
Mining access ramp
Mining front in progress
Planned mining front
Mineralized zone
Drilling
Mucking
Rock bolting
Drilling

Scale: NTS

Figure 16-8: Alternate long section cut along strike of the orebody to simulate the cut & fill mining method

June 2021	16-11

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

16.3	Geomechanics, Ground Support

Geotechnical characterization of the deposit(s) and surrounding rock mass has been carried out by MMM, Golder & Associates and Pakalnis & Associates using available drill hole data, laboratory testing data, geological models, underground mapping, and experience excavating in the area over the life-of-mine. Geotechnical models of the Mercedes, Barrancas-Lagunas, Lupita, Diluvio, Klondike, and Rey de Oro mine areas were developed based on these characterization studies. Observations of ground performance in the underground ramp, and vein crosscuts have been used by the Mine technical services team to confirm and revise the geotechnical model where appropriate.

The ground conditions at all the mine areas were analyzed by Golder. The results of the study break down the rock mass characteristics present at each respective deposit.

The Mercedes mine area rock mass quality is characterized as poor to very poor and will require significant support and reinforcement. These ground constraints imply that bulk mining methods will not be applicable in the Mercedes mine area. This area consists mostly of remnant mining areas and therefore the ground conditions are less representative of the overall rock quality of the deposit.

Required ground support includes a combination of bolting, shotcrete, steel sets, and mesh. The use of shotcrete arches (lattice girders) is prevalent in most areas of the mines, especially in areas of especially weak ground and/or to advance through zones of faulted ground. Arches and girders (steel sets) are also used as part of the standard support recommendations. Where used, corresponding bolting and shotcrete requirements are optimized.

For Barrancas-Lagunas, Golder recommended that in-ore development should be limited to a maximum span of 7 m, and intersections should be designed to limit spans to 9 m. Where benching is planned, newly exposed walls are supported in accordance with the defined wall support requirements and total wall heights should be limited to 8 m. Further, benched stopes are backfilled to original (4 m) heights, shortly after completion.

Since the completion of the Golder feasibility study, the Mine has expanded to more deposits than originally considered. The geomechanics of the Lupita, Diluvio, and Rey de Oro deposits were not covered in the scope of the Golder report, and were therefore later evaluated by Pakalnis & Associates and Mercedes technical services. The Mercedes Mine technical services team worked with Pakalnis & Associates created a series of ground support standards for the typically encountered underground scenarios. Considerations for intersection span support, permanent infrastructure ground support, and cut & fill support have been established and successfully implemented by the technical services team.

June 2021	16-12

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

16.3.1	Rock Strength & Rock Quality

Mercedes

The vein material at Mercedes is primarily quartz with lesser proportions of carbonates and calcite. On average, the vein can be described as a strong to very strong, moderate to highly fractured rock mass, however, some areas have been heavily altered to near soil-like conditions.

The primary host rock quality at Mercedes is a highly variable collection of medium strong, moderate to highly fractured, or faulted andesite rock mass. The immediate wall rock has generally been qualitatively estimated as strong, but there are zones of weak rock strength that are most prevalent in the west wall. The mined-out upper Corona de Oro area contains the most extensive area of weak rock in the west wall.

Rock quality is low in both walls near surface, above an approximate elevation of 1,150 m. There is a general increase in quality with depth in the east wall, but the trend is not followed with the west wall where areas of low quality are randomly distributed throughout the vein. Fracture intensity and rock quality appear to improve approximately 20 m outside of the vein.

Rock quality in the vein at the Mercedes deposit is variable, with the lowest quality areas located in the upper areas of Corona de Oro and Brecha Hill. There is no apparent correlation between rock quality and depth, as zones of weaker rock are apparent throughout the vein.

Barrancas, Lagunas, and Gap

The vein material at Barrancas-Lagunas is primarily quartz with lesser proportions of carbonates and calcite. On average, the vein can be described as a strong to very strong, moderate to highly fractured rock mass, however, some areas have been heavily altered to near soil-like conditions.

The rock quality in the immediate walls of the Barrancas-Lagunas area is highly variable and is comparable to the quality of the Mercedes deposit. At the Barrancas deposit the lower rock quality attributed to Barrancas Centro is related to geological structures such as the latite dike parallel to the vein, and multiple faults crossing the veins. The rock quality increases as the dike moves away from the vein towards Barrancas Norte. In other areas of the vein, weak rock is generally not continuous in the walls over a significant area, and it appears randomly distributed along the vein. A wide range of rock strength variability exists across the Barrancas and Lagunas areas.

Waste rock at the Lagunas and Gap (between Barrancas and Lagunas) deposits are comprised of approximately 40% weak rock (average intact strength of 5 MPa) and 60% strong rock (average intact strength of 46 MPa). The respective percentages are 50% and 50% at the Barrancas deposit.

Waste rock mass quality at all deposits is expected to be highly variable. Average quality is expected to be very poor with a majority being highly fractured or rubblized. Q values estimated from underground mapping suggest a range of average values between 0.3 and 1.0 is likely.

June 2021	16-13

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Orebody rock mass material at the Lagunas and Gap deposits is comprised of approximately 30% weak rock (average intact strength of 5 MPa) and 70% strong rock (average intact strength of 46 MPa). These respective percentages are 60% and 40% at the Barrancas deposit.

Orebody rock mass quality at all deposits is highly variable with the average quality being poor. Although slightly better than the quality of waste rock, the orebody rock mass quality is also highly fractured or rubblized. Underground mapping has estimated that Q values range between 1.5 and 2.5.

Lupita and Diluvio

Waste rock at the Lupita deposit is comprised of approximately 20% weak rock (average intact strength of 5 MPa) and 80% of strong rock (average intact strength of 46 MPa). Similarly, the Diluvio deposit is comprised of 10% weak rock and 90% strong rock. Waste rock mass quality at all deposits is expected to be relatively consistent.

Average quality is fair with a majority being moderately to highly fractured. The orebody rock mass at the Lupita deposit consists of mostly strong (average intact strength of 46 MPa), moderate to highly fractured rock. Orebody rock mass quality at the Diluvio deposit is strong and less heavily fractured than the Lupita deposit.

In comparison to the other deposits, the rock mass characteristics of Lupita and Diluvio represent a much higher quality orebody with a simplified extraction sequence. The Lupita deposit geometry is not conducive to bulk mining, but it is recognized that the quality of the rock simplifies the ground support for extraction. Diluvio geometry and rock quality will be conducive to bulk mining methods and further geomechanical work should be completed to optimize stope sizing with the mining methods.

The lack of identifiable spatial trends in rock mass quality within either deposit precluded the designation of specific geotechnical domains at any scale smaller than the level of deposit and ore zone (ore or waste).

Rey de Oro Superior

Rey de Oro rock quality is similar to the mined-out Klondike deposit, where the lowest rock quality in the vein is near surface, above an approximate elevation of 1,100 m. Below 1,100 m, the rock quality is generally higher, consisting of strong, moderate to highly fractured rock.

16.3.2	Stability Analysis

Base case stope sizes used in analyses were based on 20 m sub-level spacing (floor-to-floor), resulting in 24 m wall height exposures and with 15 m stope length. For average rock quality conditions, some flexibility was allowed for shortening or lengthening stopes in varying rock quality.

June 2021	16-14

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Stability analyses were then performed using the Mathews method to estimate average stable stope sizes for each domain. Where the empirical approach indicated that strike lengths should be limited to less than 10 m for the average rock quality conditions, open stoping is not considered practical and cut & fill mining is used. These areas are mainly near surface in the Corona de Oro area of the Mercedes vein. In most cases, the sizes of the stopes are limited by the rib (sidewall) rock quality.

The use of bulk mining methods should be used in conjunction with the cut & fill mining method where rock quality allows.

16.4	Mine Infrastructure
16.4.1	Mercedes Mine Access

Primary access to the Mercedes Mine is centrally located above the Corona de Oro zone. This portal provides access to the main decline designed nominally at 12% grade and 4.5 m wide by 4.3 m high to accommodate the ore haulage trucks. The decline is located approximately 60 m laterally from the orebody to minimize the level access drift lengths while still providing adequate length for level infrastructure. This decline also provides access to numerous internal declines for access to the other Mercedes Mine deposits - Brecha Hill, Aida, and Casa Blanca.

The main decline is designed with a flat area at each level access to provide a location for truck loading in the main ramp. This design reduces the amount of maneuvering a truck driver must perform in order to be loaded. The Mercedes Mine also develops re-muck bays and electrical substations at each main level intersection, these are present approximately every 60 m vertically.

The Mercedes Mine has a second portal access to the Casa Blanca zone from surface. This excavation provides an additional source of fresh air to the mine, secondary egress, and an alternative traffic route to reduce delays in the main haulage ramp.

The Aida and Aida Norte deposits are located north-west of the Corona de Oro portal and are accessed via internal ramp at the upper end of the deposit. Development to Aida Norte has begun, but extraction is not expected to occur until 2025 with the current life-of-mine plan. A new 2.4 m diameter return air raise is included in the required capital development for Aida Norte.

16.4.2	Barrancas, Lagunas, Marianas, and Gap Mine Access

The Barrancas and Lagunas mine deposits are accessed via two surface portals with declines to each respective zone. Each of these deposits has been mined with the same design parameters of the Mercedes deposit. The main declines for each deposit have been developed to the same dimensions of 4.5 m wide by 4.3 m high. The two deposits are connected underground with an internal ramp to facilitate easy equipment and material management between the zones. The Gap zone is accessed through the internal ramp between Barrancas and Lagunas and is planned to resume production in 2024.

June 2021	16-15

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The Marianas deposit development has begun with the main decline being developed from the lower levels of the Barrancas decline. Further ramp development is required for each lens of the deposit along with the development of a new ventilation raise to surface to support mining operations. The most recent life-of-mine plan has the Marianas deposit beginning production in 2022.

Presently, vertical development for the deposits include a 2.4 m diameter return air raise (RAR) and escapeway raise for secondary egress. A 127 mm diameter paste fill borehole, drilled from surface, also accesses each level of the Barrancas deposit for the distribution of paste fill to the mined stopes.

16.4.3	Diluvio, Diluvio West, Lupita, and Lupita Extension Mine Access

The Diluvio and Lupita deposits share a surface access portal and main decline ramp. The decline is developed at 12% grade and is 4.5 m wide by 4.3 m high. The Diluvio mine design parameters were modelled after the Mercedes design, but were adjusted to reflect the difference in rock quality. Diluvio ore sills can be driven wider where necessary and reduce the overall operating cost of the cut & fill method. Vertical development for the Diluvio deposit consists of a 3.1 m diameter RAR to service both Diluvio and Diluvio West.

The Diluvio West deposit is accessed through an internal ramp from mid-way through the Diluvio deposit. Main decline development is progressing, and the deposit is expected to start production in 2021. Vertical development for Diluvio West consists of a 2.4 m diameter FAR located at the top of the deposit ramp to service both Diluvio and Diluvio West.

The Lupita deposit is accessed from the Diluvio main ramp and is internally connected to the Lupita Extension deposit. The Lupita and Lupita Extension deposits are currently being mined using the cut & fill method each with their own main internal ramping systems to minimize the required operating development. Vertical development for the deposit currently includes one 3.1 m diameter RAR.

A 127 mm diameter paste fill borehole, drilled from surface, also accesses each level of the Diluvio deposit for the distribution of paste fill to the mined stopes. Where boreholes cannot be used, the paste is distributed using the mine fleet’s cement mixing trucks.

16.4.4	Klondike and Rey de Oro Mine Access

The Klondike deposit is accessed through a surface portal connected to a 4.5 m wide by 4.3 m high decline at 12% grade. Toward the bottom of the deposit, an internal ramp has been developed to access the Rey de Oro deposit, located approximately 1,200 m south-east of Klondike. The Klondike deposit is nearing depletion with minimal reserves left over but serves as the main access to Rey de Oro. Based on their relative proximity and geological domains, design patterns for opening sizes are similar to those found at the Klondike deposit, which is described below.

June 2021	16-16

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The 4.5 m wide by 4.3 m high decline is nominally 12% grade and accesses levels every 20 vertical metres. Each level is accessed by a 4.0 m wide by 4.0 m high crosscut driven at -2% grade from the ramp for approximately 10 m to a sump and then driven at +2% grade towards the ore sill access drifts. A 4.0 m by 4.0 m truck loading bay is developed at each level-ramp intersection, opposite to the main level crosscut. The level access drift infrastructure also includes paste line access, electrical sub-stations, escapeway accesses, and sumps. Unlike Klondike, Rey de Oro does not have truck loading bays located at every level and instead utilizes the re-muck system & ramp loading similar to the Mercedes Mine.

Vertical development for the Rey de Oro deposit includes a 2.4 m diameter RAR and escapeway raise for secondary egress. The fresh air supply for both Klondike and Rey de Oro is provided from a 2.4 m diameter fresh air raise with subsequent drop raised legs to reach the bottom of the deposit. A 127 mm diameter paste fill borehole, drilled from surface, also accesses each level of the Klondike deposit for the distribution of paste fill to the mined stopes.

16.4.5	Rey de Oro Superior Mine Access

The Rey de Oro Superior deposit is not currently accessible from surface or underground. The satellite deposit was formerly planned to be mined as an open pit but has since been modified to be extracted with underground cut & fill methods. The current life-of-mine plan has development of the surface portal and decline beginning in late 2024 to support production in 2025. The MMM team have filed the required change of use permit and are awaiting approval from the Mexican Mines Bureau. The main decline is planned to be developed at 4.5 m wide and 4.3 m high with a nominal grade of 12%.

16.4.6	Internal Ramps

The Mercedes Mine deposit utilizes several internal ramps between the main truck loading levels located at 60 m vertical intervals. These smaller ramps are a nominal 4.0 m wide by 4.0 m high and can be used by all mobile equipment other than the ore haulage trucks. These ramps are limited to the Mercedes deposit and have not since been developed or planned with the most recent life-of-mine plan. Where reasonable, internal ramps connect the deposits to improve traveling time, and to allow equipment to be more easily transported and shared between deposits. The standard design for the underground decline grades at 15% and is either 4.5 m by 4.3 m or 4.0 m by 4.0 m depending on whether truck access is required.

June 2021	16-17

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

16.4.7	Level Drives and Stope Access

The average drift size for waste development is 4.0 m wide by 4.0 m high. The minimum ore drift size is 3.0 m wide by 4.0 m high. The ore drift sizing is modified according to width of the mineralized material in order to reduce dilution where the zone is narrow and increase recovery where the zone is wide. Often multiple cut & fill drift passes are required to fully extract the level.

Ore sills are driven under geological control to closely follow the economic veins. Geologists and development crews must work closely together to ensure that the ore sills are developed to maximize recovery and minimize dilution from material outside of the vein. Geological control methods require that the vein contact be exposed in the upper shoulder or back of the sills. The production geologist will map the face and provide instruction to the development crew for the direction of the next round. Close control and training of development crews and geologists is required to reduce dilution and re-work.

16.4.8	Mine Ventilation

The ventilation design for the Mercedes Mine deposits were modelled using VentSim Visual software.

The airflow requirements are based on “NORMA Oficial Mexicana NOM-023-STPS-2012, Underground mines and opencast mines - Conditions of security and health at work”, specifically, section 8.4.4. The ventilation system in underground mines must comply with at least the following characteristics:

a)	Supply the interior of the mine with an air volume of:
1)	1.50 cubic meters per minute for each worker, and
2)	2.13 cubic meters of air per minute per horsepower (0.0476 m3/s/kw) of the driven machinery by diesel combustion engines, located inside the mine.
b)	Maintain a minimum air speed of 15.24 meters / minute, when on any front or gallery has machinery driven by diesel combustion engines;
c)	Keep the end of the ducts at a distance less than 30 meters from the top of the front of excavation, when it is necessary to use ducts to achieve the ventilation required in the fronts, galleries or drifts in development.

Equipment lists for individual mining areas were not available therefore air volume requirement per mining area as stated in the next paragraph could not be verified.

Based upon 100% diesel equipment utilization and the assumed diesel equipment fleet, the ventilation requirement is 203 m3/s of total airflow for the Mercedes and was 108 m3/s of total airflow for the Klondike mine area.

June 2021	16-18

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Based on Figure 16-9 through Figure 16-12; A total of ten (150 hp and 250 hp) surface fans with variable speed drives are required. These fan requirements are shown in Table 16-2.

Table 16-2: Summary of surface and auxiliary fan requirements and provided airflow per mining area

Mining Area	Total Airflow Provided (cfm)	Total Airflow Provided (m3/s)	Total Fan Motor Power (HP)	Total Fan Motor Power (kW)	Estimated Number of Auxiliary Fans
MERCEDES
Brecha Hill	153,000	72.2	250	186	4
Corona de Oro No.1	156,200	73.7	250	186	4
Corona de Oro No.2	80,000	37.8	150	112	4
Casa Blanca	111,892	52.8	150	112	3
LAGUNAS-BARRANCAS
Lagunas Centro	94,000	44.4	150	112	2
Barrancas	129,000	60.9	200	149	2
DILUVIO/LUPITA
Diluvio Centrale	250,000	118.0	150	112
Diluvio West	87,500	41.3	200	149
Lupita West	134,800	63.6	150	112	4
Lupita Centrale	73,600	34.7	150	112	2
KLONDIKE- REY DE ORO
Klondike-Rey de Oro	69,000	32.6	200	149	3

June 2021	16-19

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The Mercedes Mine area has three sources of fresh air: the Corona de Oro portal, Casa Blanca (CBA) portal and a fresh air raise (FAR) located on the northern edge of the Corona ramp. The FAR is connected to the Corona ramp at two locations both fitted with ventilation control bulkheads. The bulkheads allow variable openings to control the flow of fresh air depending on which of the four sections has the main mining activity. The FAR has a velocity restriction placed on it past the 860 level, after which it operates mainly as an escapeway for the Lower Corona section.

Figure 16-9: Mercedes Mine area ventilation layout

June 2021	16-20

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The Barrancas mine area is supplied with fresh air through the Barrancas and Lagunas portals. This mine area has two exhaust fans to expel the used air. Bulkheads installed where the raises connect to the ramps allow variable openings to control the flow of fresh air depending on which of the four sections has the main mining activity.

Figure 16-10: Lagunas-Barrancas mining area ventilation layout

June 2021	16-21

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The Diluvio/Lupita mining area is supplied with fresh air through three sources: two fresh air raises (FAR) and the shared portal. Exhaust air is expelled through two exhaust raises.

Figure 16-11: Diluvio Lupita mining area ventilation layout

June 2021	16-22

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The Klondike/Rey de Oro mining area is supplied through two sources: a fresh air raise and the portal. Exhaust air is expelled through a single return air raise.

Figure 16-12: Klondike - Rey de Oro mining area ventilation layout

Each of the Casa Blanca, Corona, and Brecha Hill areas have a dedicated escapeway to surface. These escapeway raises are not considered fresh air raises, but are designed to maintain adequate flow of fresh air to ensure safe use of the egress.

The Mine uses a combination of push-pull and pull-systems. Where practical, ventilation raises are installed to create a flow-through system, eliminating issues associated with air recirculation & fresh-air dilution. The flow-through system is accomplished by adjusting associated bulkhead controls where mining activity is occurring.

Auxiliary ventilation is required on each of the active levels, where production mining is occurring outside of the main ventilation circuit. Typical ventilation ducting ranges from 91 cm (36 in.) to 107 cm (42 in.) diameter, with the required airflow provided by an appropriately sized auxiliary fan.

June 2021	16-23

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 16-3: Diesel equipment airflow requirements

Equipment Type	HP	kW	m3/s/kW	(m3/s)	(cfm)
Scoop Tram (3.5 yd)	193	144	0.0476	6.85	14,516
Scoop Tram (8 yd)	250	186	0.0476	11.78	24,947
Scoop Tram	295	220	0.0476	13.89	29,437
Hauling Truck	330	246	0.0476	15.54	32,929
Water Tank Truck	200	149	0.0476	9.42	19,957
Diesel Truck (Pipa)	200	149	0.0476	9.42	19,957
Trompo (Mixer)	330	246	0.0476	15.54	32,929
Alpha	140	104	0.0476	6.59	13,970
Backhoe	97	72	0.0476	4.57	9,679
Jumbo Boomer L1C	160	119	0.0476	7.54	15,966
Jumbo Boomer S1D	74	55	0.0476	3.49	7,384
Boltec Anclador MC	173	129	0.0476	8.15	17,263
Boltec Anclador MD	161	120	0.0476	7.58	16,066
Anclador	161	120	0.0476	7.58	16,066
Telehandler	99	74	0.0476	4.66	9,879
Scissor Lift	170	127	0.0476	8.01	16,964
Boom Truck	170	127	0.0476	8.01	16,964
Hanger	170	127	0.0476	8.01	16,964
Anfoloader	170	127	0.0476	8.01	16,964
Mitsubishi L200	126	94	0.0476	5.93	12,573
Nissan	152	113	0.0476	7.16	15,167
Tonelada	330	246	0.0476	15.54	32,929

16.4.9	Mine Dewatering

Each of the main areas within the Mercedes Mine complex has its own independent dewatering system that pumps directly to surface.

Corona de Oro has four secondary sumps, equipped with 15-60 hp submersible pumps, which deliver water to four main pumping stations on 740L, 850L 920L and 1038L. The main pumping stations are equipped with a combination of 50 hp and 100 hp centrifugal pumps and cascade water upwards to surface (1185L) at a maximum rate of 52 L/sec. Once on surface, the water is stored in ponds that supply the water treatment plant, which provides process water to the operation.

June 2021	16-24

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Rey de Oro/Klondike complex has two secondary sumps on 1024L and 1020L that are both fitted with 60 hp submersible pumps. There are two main pumping stations on 1080L and 1138L that are equipped with a combination of 50 hp and 200 hp pumps. Water from the secondary sumps cascades upwards through the two pumping stations to surface (1265L) at a maximum rate of 41 L/S.

Lagunas complex has three secondary sumps equipped with 15 hp, 35 hp and 40 hp submersible pumps. From the secondary sumps all water is sent to the main sump on 990L. The main sump is equipped with one 140 hp pump capable of delivering 15 L/S to surface.

Diluvio has three interconnected pumping systems that consist of the original cascading system and two newer high-pressure pumping stations. The two newer pumping stations are equipped with 250 hp and 400 hp high pressure pumps that can pump a combined 142 L/S to surface. Water is delivered to the main pumping stations from a series of secondary sumps equipped with 15-50 hp submersible pumps.

As a result of ongoing underground mining activity at this site, it is not anticipated that water inflows will exceed the capability of the existing infrastructure as mining progresses.

16.4.10	Compressed Air

Compressed air is required underground for various underground equipment, including handheld drilling equipment (jacklegs and stopers) as well as utility requirements. The location and size of the current compressors are as follows:

•	Diluvio Area
–	Supplies compressed air to Diluvio, Diluvio West, Lupita and Lupita Extension;
–	Two - 1000 CFM, 150 hp compressors each with a 5800 L air receiver.
•	Mercedes Area
–	Supplies compressed air to Aida, Brecha Hill, Corona de Oro and Casa Blanca;
–	One - 1000 CFM, 150 hp compressor with a 5800 L air receiver;
◦	Not currently operating, maintained in good state of repair.
•	Lagunas Area
–	One - 1000 CFM, 150 hp compressor with a 5800 L air receiver;
◦	Not currently operating, maintained in good state of repair.
•	Rey de Oro Area
–	One - 1000 CFM, 150 hp compressor with a 5800 L air receiver;
◦	Not currently operating, maintained in good state of repair.

June 2021	16-25

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Compressed air is delivered underground via 6 in. diameter piping down the main ramps and/or though service boreholes. Distribution on the levels uses a combination of 4 in. and 2 in. diameter piping.

16.4.11	Electrical

The underground electrical power requirements for the Mine are met by two 13.8 kV circuits, named Mercedes Circuit and Klondike Circuit, fed from the main substation on surface.

The electrical system breakdown is as follows:

•	The Mercedes Circuit
–	Total capacity of approximately 10 MW;
–	Surface Loads: paste backfill plant, water treatment plant, camp, workshops, fuel station and guard shed;
–	Underground Loads: Corona de Oro and Lagunas-Barrancas areas;
–	In Corona de Oro there are three 1,000 kVA underground mobile substations located on 1038L, 920L and 740L that feed six 480 V electrical bays in Aida, Corona de Oro (3) and Brecha Hill (2);
–	In Lagunas there are two 1,000 kVA mobile substations located on 1070L and 936L as well as one 750 kVA substation on surface that feed five low voltage electrical bays Lagunas (4) and Marianas.
•	The Klondike Circuit
–	Total capacity of approximately 10.5 MW;
–	Underground loads: Diluvio and Klondike areas;
–	In the Diluvio area there are three 1,000 kVA underground mobile substations on 1106L in Lupita, 1065L in Diluvio and 1078L Diluvio West that feed a total of eleven 480 V electrical bays throughout Diluvio, Diluvio West and Lupita. Three additional 480 V electrical bays in Diluvio are fed from a skid mounted transformer on surface;
–	In the Klondike area there are two 1,000 kVA underground mobile substations located on 1000L in Klondike and 1064L in Rey de Oro that feed a total of six 480 V electrical bays in Klondike (3), Rey de Oro (3).
16.4.12	Communications

A leaky feeder communications system is installed in Mercedes, Barrancas, Lagunas, Diluvio, Lupita, and Klondike-Rey de Oro. This system ensures communication between the underground workforce and surface. It is an important part of managing safe development and extraction in the mine operation.

June 2021	16-26

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

16.4.13	Mine Maintenance

The majority of mobile equipment maintenance is done in surface equipment shops located near the Mercedes portal. Small repairs at Barrancas and Diluvio are done in a small surface area near their respective portals. In addition to these repair facilities, the Mine has a haul truck repair shop located in the Diluvio mining area for major repairs.

16.4.14	Refuge Stations and Escapeways

There are currently eight portable refuge stations at the Mine. Each unit is designed to accommodate 12 to 16 individuals, and is equipped with steel doors and an air-lock chamber. As mining progresses the chambers are relocated to best protect workers in case of an emergency.

The quantities and locations are as follows:

•	2 - Lagunas;
•	1 - Barrancas;
•	2 - Lupita/Diluvio;
•	1 - Klondike/Rey de Oro.
16.4.15	Mine Equipment

The major mine mobile equipment is listed in Table 16-4. The equipment is generally new and is appropriate for the scale of operations and the mine headings. The production metrics for the key production equipment are located in Table 16-5.

Table 16-4: Major fixed and mobile equipment to support mine operations

Equipment Type	Manufacturer	Model	Size	No. of Units
Scooptram	Epiroc	ST-7	3.5 ydᶾ	3
Scooptram	Epiroc	ST-1030	8 ydᶾ	4
Scooptram	Sandvik	LH307	3.5 ydᶾ	2
Scooptram	Sandvik	LH410	6 ydᶾ	1
Backhoe	Case	Super N - 580N	3195kg	7
Haul truck	Kenworth	T800B	16 tonne	11
Jumbo	Epiroc	L1C	16'	1
Jumbo	Epiroc	S1D	14'	1
Jumbo	Sandvik	DD311		2
Bolter	Epiroc	Boltec MD	N/A	1
Bolter	Sandvik	DS-311	N/A	4

June 2021	16-27

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Equipment Type	Manufacturer	Model	Size	No. of Units
Longhole Drill	Epiroc	Simba M7C	25.5	2
Scissor lift	Getman	A-64 Scissor		4
Underground boom truck	Getman	A-64 Crane		1
ANFO loader	Getman	A-64 ANFO		3
Scaler	Getman	CSS- Scaler		3
Diamond Drill	Epiroc	Diamec U4 PHC		1
Diamond Drill	Epiroc	Diamec U6 PHC		1
Diamond Drill	Hydracore	Hydracore 2000		1
Tractor trailer	Kenworth	T660	N/A	2
Mixer truck	Kenworth	T800B	8mᶾ	7
Fire Truck	Kenworth	T300	N/A	1
Warehouse & Utility truck	Kenworth	T300	N/A	1
Piping Truck	Kenworth	T800B	16 tonne	1
Piping Truck	Kenworth	T300	N/A	1
Surface boom truck	Kenworth	BT28106 Terex	25 tonne	1
Telehandler	Caterpillar	TL943	4,082 kg	2
Telehandler	JCB	540-140	4,000 kg	2
Wheel loader	Caterpillar	IT 38H		1
Wheel loader	Caterpillar	242B		1
Wheel loader	Komatsu	WA470		1
Wheel loader	JCB	467 ZX		1
Wheel loader	Case	921 F		1
Bulldozer	Caterpillar	D6K		2
Generator	Cummins	DGBB-1209742	23.5-35 kVA	1
Generator	Cummins	DQDAA-1026048	167-250 kVA	1
Generator	Cummins	C2000D6	2,000 kW	1
Compressor	Atlas Copco	G-160	989 cfm	3
Compressor	Atlas Copco	G-161	989 cfm	1

June 2021	16-28

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 16-5: Key performance metrics for the major mobile equipment at the Mercedes Mine

Mercedes Mine Equipment	Units	2018	2019	2020

Trucks
Availability	%	82%	83%	87%
Utilization	%	62%	64%	55%
Productivity (Annual Average)	tpd	190	161	117
Jumbo Drills
Availability	%	85%	78%	79%
Utilization	%	19%	28%	24%
Productivity (Annual Average)	mpd	4	6	7
Scooptram (3.5yd)
Availability	%	77%	87%	80%
Utilization	%	53%	18%	13%
Productivity (Annual Average)	tpd	132	115	78
Scooptram (6yd)
Availability	%	78%	81%	69%
Utilization	%	55%	49%	43%
Productivity (Annual Average)	tpd	408	390	251
Longhole drills
Availability	%	84%	81%	73%
Utilization	%	23%	24%	12%
Productivity (Annual Average)	mpd	93	146	106
Bolter
Availability	%	82%	85%	81%
Utilization	%	17%	18%	17%
Productivity (Annual Average)	mpd	N/A	N/A	N/A

June 2021	16-29

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

16.5	Mine Production
16.5.1	Production History

The Mine commenced commercial production in November 2011. Mine production since that time is shown in Table 16-6.

Table 16-6: Mine production history until December 31st, 2020

Year	Processed Tonnes (000)	Processed Au Grade (gpt)	Processed Ag Grade (gpt)	Produced Au Oz (000)	Produced Ag Oz (000)	Waste Produced (000)	Capital Development (m)
2011				8*		23	257
2012	603	6.43	78.4	116	490	83	5,344
2013	671	6.16	79.4	129	615	158	4,687
2014	682	5.09	55.9	105	398	161	4,373
2015	713	3.96	43.3	84	383	182	3,190
2016	688	4.45	47.6	93	425	94	2,355
2017	684	3.93	37.6	83	338	269	1,859
2018	665	3.34	35.3	69	309	195	1,444
2019	668	2.91	26.2	60	201	270	2,192
2020**	399	2.87	33.1	35	168	155	2,731
Note:
*Only gold equivalent ounces reported
** COVID-19 pandemic impacted production in early 2020 for approximately 3 months

For 2020, the operation underwent a life-of-mine plan optimization to reduce costs and consolidate production in the zones with the most reserve/resource material - Lupita/Lupita Extension & Diluvio. The production range in 2020 in these deposits was (excluding April, May, June for COVID19 shutdown and restart):

•	Diluvio: 595 tpd to 1,200 tpd of ore;
•	Lupita: 380 tpd to 507 tpd of ore.

For a more realistic understanding of the production expectancies at the other deposits, the production ranges from 2019 were:

•	Mercedes (Corona de Oro, Brecha Hill, Brecha Hill Norte): 159 tpd to 529 tpd of ore;
•	Barrancas: 0 tpd to 184 tpd of ore;
•	Lagunas: 0 tpd to 416 tpd of ore;
•	Rey de Oro: 32 tpd to 384 tpd of ore.

June 2021	16-30

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

16.5.2	2020 Mine vs. Mill Production Reconciliation

The QP has reconciled the mining & milling production data for 2020 to determine the delta in tonnes and grades reported from each department. A reconciliation from mine to mill ensures that geological models and underground production reporting are in line with expected tolerances.

The tonnage and gold grade by month for 2020 for the mine compared to the processed grade is shown in Figure 16-13. For the year 2020, the tonnage milled is 0.3% lower than mined tonnage, the milled grade is 4% higher than mined grade delivered, and the ounces processed are approximately 3% higher than what the mine reported.

Production and processing were interrupted between April and June as a result of a Decree by the Mexican government that all non-essential operations are suspended due to the COVID-19 pandemic.

Figure 16-13: 2020 Mine versus Mill tonnes and grade

June 2021	16-31

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

16.5.3	Life-of-mine Production Schedule

The Mine prepares a life-of-mine plan (LOMP) on an annual basis for reforecasting and budget optimization. David Willock (QP) reviewed the 2021 LOMP supplied by the Mine technical services department. The plan prepared by MMM considers only the material included in the Mineral Reserve statement. All mined ore is expected to be delivered directly to the mill with minimum stockpiling required.

The LOMP was prepared in early 2021, following the completion of the Mineral Reserve estimation. Each deposit was considered individually on a monthly basis to produce a unique LOM profile, feeding the overall LOMP. The LOMP for the mine is summarized in Table 16-7 and the LOMP for the process plant is summarized in Table 16-7.

Table 16-7: 2021 Life of Mine production plan

Category	Units	Year					Total/ Average
		2021	2022	2023	2024	2025
Ore Tonnes	t 000	483	649	607	546	319	2,604
Waste Tonnes	t 000	274	175	43	131	67	691
Au Grade	gpt	3.35	4.24	3.82	3.75	4.32	3.89
Ag Grade	gpt	24.2	29.4	31.1	32.1	28.2	29.3
Au Contained Oz	oz 000	52	88	75	66	44	325
Ag Contained Oz	oz 000	375	613	607	564	289	2,449
Au Recovery	%	95.5	95.5	95.5	95.5	95.5	95.5
Ag Recovery	%	35.0	35.0	35.0	35.0	35.0	35.0
Au Recovered Oz	oz 000	50	84	71	63	42	311
Ag Recovered Oz	oz 000	150	245	243	226	116	980
Development OPEX	m 000	5.3	4.4	2.3	3.2	1.8	17.0
Development CAPEX Hz	m 000	3.3	2.7	0.3	1.9	0.9	9.1
Development CAPEX V	m 000	0.2	0.4	0.0	0.0	0.0	0.6

June 2021	16-32

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

17.	Recovery Methods

The Mine recovery methods were reviewed by Colin Hardie (QP). The processing facilities at the Mine use conventional milling with Merrill-Crowe recovery of precious metals as shown in the flowsheet in Figure 17-1. The plant is capable of processing approximately 2,000 tpd and is comprised of:

•	Three-stage crushing;
•	Single stage grinding and classification with cyclones;
•	Gravity concentration (available but not normally required or used);
•	Agitated cyanide leaching;
•	Counter-current decantation (CCD) thickener wash circuit;
•	Merrill-Crowe precious metal recovery circuit;
•	Cyanide detoxification of tailings;
•	Refinery.

This chapter is based upon the previous technical report for the Mine, completed by RPA in April 2018, following which there have not been any major mill modifications. A transfer chute, belt feeder and additional conveyor were added in 2020 to provide an option to bypass the fine ore bin and feed directly to the grinding (ball) mill.

17.1	Crushing

Run of mine (ROM) stockpiles ahead of the crusher are used to blend different grades of ore. ROM ore is transported to the primary jaw crusher dump hopper. From the dump hopper, the ore discharges onto a vibrating grizzly feeder that feeds the ore into the primary jaw crusher. The jaw crusher product discharges onto the crusher discharge belt feeder and then onto a transfer conveyor that transports the crushed ore to the coarse ore bin.

A hydraulic rock breaker, mounted on a mobile backhoe, is used at the crusher dump pocket to break oversize ROM ore.

17.2	Fine Crushing and Conveying

A reclaim feeder transfers crushed ore from the coarse ore bin to the reclaim conveyor. The reclaim conveyer transports the primary crushed ore to the secondary screen. Secondary screen undersize material (final product) discharges to the screen undersize conveyor, which transports it to the fine ore bin. Oversize material from the secondary screen is crushed in the secondary cone crusher. The discharge from the secondary crusher is routed to the tertiary screen.

June 2021	17-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Oversize material from the tertiary screen discharges into the tertiary cone crusher surge bin and is crushed in the tertiary cone crusher. Tertiary screen undersize (final product) discharges onto the screen undersize collection conveyor. Undersize material from the secondary and tertiary screens are combined and conveyed to the fine ore bin.

The fine ore bin is a 3,500 tonnes live and 5,275 tonnes total capacity bin measuring 16 m in diameter and 16 m high. Ore is withdrawn from the bin by two 1,220 mm wide fine ore bin reclaim belt feeders.

17.3	Grinding and Classification

The grinding circuit reduces the crushed ore from a particle size of 80% passing (P80) 12.5 mm (1/2 in.) to a nominal P80 of 45 µm.

A single ball mill measuring 5.03 m in diameter and 8.84 m long, powered by a 3,430 kW motor, is operated in closed circuit with hydrocyclones. The reclaim belt feeders from the fine ore bin discharge crushed ore to the ball mill feed. The ball mill discharges to the cyclone feed sump. Slurry is pumped from the sump using variable speed horizontal centrifugal slurry pumps to five operating 254 mm (10 in.) hydrocyclones. A portion of the cyclone underflow flows by gravity to the gravity concentration circuit when it is in use. The remainder of the slurry from the cyclone underflow is combined with the tailings from the gravity concentration circuit when it is in use and returned to the ball mill for further grinding. Overflow from the cyclones is the final product from the grinding circuit. The slurry flows by gravity to the pre-leach thickener.

Pebble lime is added to the ball mill feed conveyor to adjust the pH of the slurry. Sodium cyanide solution is added into the cyclone feed sump.

17.4	Gravity Concentration

Approximately 25% of the hydrocyclone underflow is directed to a 762 mm diameter bowl style gravity concentrator when it is in use. Tailings from the gravity concentrator are returned to the ball mill circuit. Gravity concentrate flows by gravity to a magnetic separator and shaking table circuit. Non-magnetic concentrate material is further upgraded on a shaking table. Middlings from the shaking table are recirculated to the table feed, while the tailings are pumped back to the ball mill circuit. The table concentrate is dried in an electric oven prior to smelting. The concentrate is direct smelted to produce a final doré product.

17.5	Pre-leach Thickener

Flocculant and dilution water are added to a 16.4 m diameter high-rate thickener feed to aid in settling the solids and promote liquid/solids separation. A variable speed thickener underflow pump is adjusted to either the thickener underflow density or thickener solids loading. Underflow from the pre-leach thickener is pumped at approximately 50% solids to the leach circuit. Overflow from the pre-leach thickener is pumped to the clarification circuit.

June 2021	17-2

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

17.6	Leach Circuit and Counter Current Decantation

The leach circuit consists of a series of four 9.3 m diameter by 9.9 m high agitated tanks. Each tank has a working volume of 581 m³. The slurry is leached in cyanide solution to extract gold and silver from the ore. The four leach tanks provide approximately 24 hours of retention time at 50% solids. Cyanide solution may be added to the first, third, or fourth tanks. Low pressure air is piped to all tanks. Slurry advances by gravity from leach tank to leach tank, starting at leach tank 1 and exiting leach tank 4.

After leaching, the slurry continues to flow by gravity and reports to a series of four, high-capacity, 16.4 m diameter CCD thickeners, for washing of the leach tailings to remove soluble gold and silver. CCD thickener underflow slurry is advanced by pumping from thickener to thickener, starting in CCD 1 and exiting from CCD 4. The slurry density in the CCD thickeners is maintained at 60% solids by weight. From CCD 4, the underflow slurry flows by gravity to the cyanide recovery thickener. Overflow from the cyanide recovery thickener, along with barren solution from the Merrill-Crowe plant, are pumped to the last CCD thickener dilution box, where it combines with barren solution to be used as wash water. CCD thickener overflow flows by gravity in a flow pattern that is counter-current to the underflow slurry, starting at CCD 4 and ending at CCD 1. From CCD 1, the overflow solution is pumped to the Merrill-Crowe circuit.

17.7	Cyanide Recovery Thickener

Underflow from CCD 4 reports to a high-capacity, 16.4 m diameter cyanide recovery thickener. Flocculant and dilution water are added to the thickener feed to aid in settling. The withdrawal rate of settled solids is controlled by a variable speed thickener underflow pump, to maintain either the thickener underflow density or thickener solids loading. The thickener underflow pump sends the cyanide recovery slurry to the detoxification circuit, while overflow from the cyanide recovery thickener is pumped back to the CCD circuit as wash water.

17.8	Tailings Detoxification

In the tailings detoxification circuit, weak acid dissociable (WAD) residual cyanide (CN-) is oxidized to relatively non-toxic cyanate (OCN-) using sodium metabisulphite (Na2S2O5) and air, a variant of the INCO SO2-air process, which is referred to in this manner in other parts of this technical report. Copper sulphate is added as a catalyst for the reaction. Milk of lime is also added to maintain a slurry pH in the range of 8.0 to 8.5. The stable iron cyanide complexes are precipitated from the solution as insoluble ferro-cyanide complexes. Cyanide levels are reduced to environmentally acceptable, non-toxic levels.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Two 7.5 m diameter by 8.5 m high agitated tanks serve as the detoxification reactors. Each tank provides a residence time of approximately 1.5 hours. Underflow from the cyanide recovery thickener is diluted to approximately 35% solids by weight in the cyanide detoxification tank using overflow solution from the tailings thickener. Slurry discharging from the detoxification circuit flows by gravity to a high-capacity, 16.4 m diameter tailings thickener. Flocculant and dilution water are added to the thickener feed to aid in settling.

The tailings thickener underflow is the final tailing from the plant. The slurry is pumped to the tailings management facility or pumped to the paste fill plant and used as backfill to fill voids in the underground mine. Overflow from the tailings thickener is pumped back to the detoxification circuit for dilution water or to the reclaim water tank.

17.9	Merrill-Crowe

Gold and silver are recovered from the pregnant solution by the Merrill-Crowe process, which utilizes zinc dust cementation and comprises:

•	Clarification and filtering of pregnant solution to remove suspended solids;
•	De-aeration of pregnant solution to reduce the dissolved oxygen concentration;
•	Recovering gold and silver from the solution by zinc dust cementation;
•	Filtering and drying of the precious metals cementation product.

A portion of the pregnant solution from CCD 1 is returned to the grinding circuit for use as dilution water. This enriches the pregnant solution to achieve higher concentrations of precious metals, which improves the performance of the Merrill-Crowe circuit. The precious metal recovery circuit has the capacity to process approximately 155,000 ounces of gold and 595,000 ounces of silver annually. Barren solution exiting the Merrill-Crowe circuit flows into a barren solution tank and is recycled to the process.

17.9.1	Refinery

The zinc dust cementation product and gravity concentrate are independently batch processed in retort furnaces to volatilize and recover mercury (Hg), which may be present. There are two Hg retorts. The dried cementation product and/or the gravity concentrate are mixed with fluxing agents and charged to an indirectly-heated, diesel-fired crucible melting furnace for smelting. The doré metal, containing the gold, silver and minor impurities, is poured into bar molds. The doré is shipped off site for further refining. The impurities are collected in slag that rises to the top of the molten metal and separated from the precious metal. The slag is returned to the grinding circuit for re-processing.

June 2021	17-4

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 17-1: Mercedes Mine - Process flow sheet

June 2021	17-5

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

18.	Project Infrastructure
18.1	Overview

The Mercedes Mine is comprised of all surface and underground infrastructure necessary to operate the site, including:

•	A process plant with a maximum installed capacity of 2,000 tpd. This facility manages ore from the different mining areas;
•	Mine infrastructure: administrative office facilities, mine operation and maintenance facilities (surface and underground), core storage and exploration offices, personnel change room facilities (mine dry), a lamp room and safety room are also in place;
•	Tailings management infrastructure for surface disposal;
•	A paste plant for underground backfill. A portion of the tailings are mixed with aggregate, yielding a nominal output rate of 94 tph of paste backfill at 78 wt% solids content;
•	An on-site batch plant for the preparation of shotcrete and for concrete as required;
•	Water supply;
•	Electrical energy supply with an installed capacity of approximately 14 MW;
•	Access roads connecting the site with public roads as well as internal roads connecting the different mine areas to the plant and to the other major infrastructure. There are security gates and security post at mine entries;
•	Ore and waste stockpiles areas.

The overall site plan infrastructure layout of the Mercedes site is shown in Figure 18-1 and Figure 18-2.

June 2021	18-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 18-1: Mercedes Mine infrastructure

Over the last few years, exploration activities at Mercedes have resulted in the life of mine (LOM) being extended to 2026. To support the longer mine life, a number of infrastructure improvements and additions are required. The principal changes foreseen at this stage of the project are:

•	Development of a new tailings storage facility (TSF3), including extension of deposition pipelines;
•	Additional access and hauling roads;
•	Extension of electrical lines;
•	Development of new ore and waste rock stockpile areas.

The following sections summarize the tailings management facility infrastructure to be updated as planned and reported by MMM.

June 2021	18-2

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

18.2	Tailings Storage Facility

Tailings management at the Mercedes site is based upon using both conventional surface hydraulic deposition and underground paste backfill approaches. Slurry tailings at the process plant are detoxified by a sulphur dioxide-air (SO2-air) cyanide destruction circuit, prior to being pumped and conveyed via pipeline to the tailings storage areas. Geochemical characterization testwork indicates that the leaching potential of the tailings is generally low and meets the requirements of NOM-052.

Currently, two surface facilities to store tailings exist at Mercedes, TSF1 and TSF2. Hydrotechnical, geotechnical and civil engineering design for these facilities has been performed according to Mexican regulations (Golder, 2019). The impoundment areas are lined with synthetic geomembranes.

Production records indicate that TSF1 reached its maximum capacity in 2018; TSF2 started operations in November 2018 and its design and construction were planned and executed in two phases. According to Golder (2019), the first phase of TSF2 was projected to reach maximum capacity in 2020. Due to the modified mine plan that was implemented after the suspension of operations in March 2020 by order of the health authority to mitigate the spread of the virus COVID-19, the life of TSF2 (Phase 1) will be extended until mid-2021. The second phase of TSF2 must be operational by mid-2021 to meet the needs of the operations. Both storage areas, TSF1 and TSF2, are shown in Figure 18-2.

June 2021	18-3

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Figure 18-2: Mercedes Mine tailings storage areas TSF1 and TSF2 (source: Golder, 2019)

18.2.1	Tailings Storage Capacity

The total capacity of TSF2 is evaluated at 1,798,000 m³ (Golder, 2019). Based upon the current LOM forecast and maximizing the quantity of tailings used underground as paste backfill, TSF2 will reach full capacity in Q2 2025. To accommodate all of the tailings produced as per the LOM plan, the development of a third tailings storage facility (TSF3) is currently being considered to initially store approximately 500,000 m³. Preliminary plans are to build TSF3 to the southwest of TSF2. At this stage of the project it is assumed that the facility design, construction, development stages and project components will be similar to those of the previous two constructed facilities. Capital costs have been estimated by MMM within the LOM budget and are presented in Chapter 21.

June 2021	18-4

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

18.3	Site Water Balance

In 2020, approximately 300,000 m³ of fresh water was consumed on-site. The major consumers of water at the Mercedes site are the plant (57%), the mines (30%), the mine camp (8%) and site offices (4%). The mine site consumes approximately 25,000 m3 per month.

The water sources are the operating tailings storage area and wells, supplemented by dewatering from the mining areas. Operations reported that although the Mercedes site is located in a relatively arid climate, site water sources have been able to provide sufficient water to the operations to date.

There are two on-site water treatment plants, one at the camp and the other at the office. Yearly treated water, discharged from the site, was reported as 25,400 m³. On average, approximately 2,100 m³ of water is discharged to the environment every month.

In 2020, the reported processed ore was approximately 399,000 tonnes. Considering a tailings slurry density of 55% of solids by weight, it was estimated that 326,500 m³ were required during processing. As water consumption for the process was reported as 172,000 m³, it assumed that the remaining 154,500 m³ was recirculated from the tailings storage area. This represents 47% of the total water needs. According to Mine personnel, the recirculation rate target in a normal production year is around 60%, with 30% of slurry water trapped in tailings voids and 10% other losses.

As the future LOM processing rates are expected to be similar to historic production figures, it is assumed that the site will have sufficient water available.

June 2021	18-5

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

19.	Market Studies and Contracts
19.1	Markets

The gold and silver produced at the Mine are freely traded at prices that are widely known, so prospects for sale of any production are virtually assured. Colin Hardie (QP) agrees with Equinox’s selection of a gold price of US$1,600 per ounce and a silver price of US$16 per ounce for the Base Case economic analysis and revenue forecasts. It should be noted that metal prices can be volatile and that there is the potential for deviation from the LOM forecasts. Doré produced at the Mine is sold through an established third party North American refiner.

19.2	Contracts

Mercedes is an operating mine and processing facility, and has contracts in place for the provision of various services and supplies. The material contracts in place are:

•	Diesel and Fuel - Abastecedora De Combustibles Del Noroeste (Petroil)
•	Cement - Mintcsa Minas Y Tramos Carreteros, S.A. De C.V.
•	Catering - Alejandra Salazar Garcia
•	Explosives - Explosivos Del Pitic, S.A. De C.V. (Austin)
•	Diamond drilling - Apex Drilling, S.A. De C.V.
•	General Mining Supplies - Sandvik Mining and Construction MEXICO, S.A. De C.V.
•	Drilling Supplies - EPIROC MEXICO, S.A. De C.V.
•	Power - Comisión Federal de Electricidad (CFE)
•	Shotcrete - RO-K, S.A. De C.V. (RO-K)
•	Steel Materials - Larusa, S.A. De C.V.
•	Oils and Lubricants - Circulo Llantero, S.A. De C.V.

The QP did not review the details of the various contracts but considers the amount of contracting to be within industry norms compared to similar operations in North and Central America.

June 2021	19-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

20.	Environmental Studies, Permitting, and Social or Community Impact

The Mercedes Mine is currently operating within the environmental framework of Premier Gold Mines, the former mine owners. The site operates under a corporate responsibility program that includes corporate responsibility, community relations, environment, and health and safety.

20.1	Project Permitting

The key environmental permits for the Mercedes operation are listed in Table 20-1.

Table 20-1: Key environmental permits

LICENCES	Agency	Document/Date
MIA Mercedes	SEMARNAT	Resolutivo/ Abr-2026
MIA Ampliación Mercedes	SEMARNAT	Resolutivo / Dec-2026
MIA Barrancas	SEMARNAT	Resolutivo/ Sep-2021
MIA Diluvio	SEMARNAT	Resolutivo/ Nov-2025
MIA LSTE	SEMARNAT	Resolutivo/ Jul-2060
MIA Presa de Jales 2	SEMARNAT	Resolutivo/ Jun-2027
Número de Registro Ambiental (NRA)	SEMARNAT	NRA MMMSP2602211
Registro como generador de residuos peligrosos	SEMARNAT	Registro / Dec-2010
Licencia Ambiental Única (LAU)	SEMARNAT	LAU-26/090-2013
Licencia Ambiental Integral (LAI)	CEDES	LAI No. DGGA-LAI-092/14
Permiso de descarga de agua residual	CONAGUA	Permiso/ Nov-2012
Plan de manejo de gran generador de residuos	SEMARNAT	Plan / Oct-2017
Plan de manejo de residuos mineros	SEMARNAT	Plan / Abr-2018
Cédula de Operación Anual (COA)	SEMARNAT	Constancia / Jun-2020
Permiso de Explosivos	SEDENA	4344-Son / Dec-2021
Permiso de Seguridad Radiológica	CNSNS	Licencia / Aug-2021
20.2	Social or Community Requirements

MMM has a well-developed community program in the community of Cucurpe, Sonora, approximately 22 km west of the Mercedes operation. Although the Mine is located within private land, previously purchased from a local rancher, the previous owner, Yamana, in 2010/2011 established various social and economic programs at the community of Cucurpe and this engagement has been sustained. In 2020, however, many community engagement activities were curtailed or held virtually due to the COVID-19 pandemic.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

•	Open Doors Program
–	The Open Doors Program was suspended in 2020 due to the pandemic, but this program’s objective is to establish, in a clear and transparent manner, better communication between MMM and local communities (Cucurpe and Magdalena). In previous years, employees and their families, students, and community representatives have visited the Mine to learn more about the company’s vision, values, safety procedures and environmental management policies.
•	Education
–	At Cucurpe, there are three levels of education: Kindergarten, Elementary, and Middle-High School. MMM has direct contact with the three schools and the main support consists of providing school supplies and sports equipment benefiting the children;
–	MMM also supports a scholarship program to benefit the students that attend the elementary school, middle school, and college.
•	Community
–	MMM supports the community twice a year with the maintenance of the dirt roads.

In 2020, the most important social programs included:

•	Pandemic awareness (COVID-19)
–	Regular and on-going communication with the communities of Magdalena, Santa Ana and Cucurpe regarding COVID-19 protocols;
–	Donation of medications, PPE, equipment and cleaning supplies to surrounding medical facilities;
–	Regular communication with local and state doctors as well as epidemiological specialists;
–	Epidemiological monitoring and support of local ranchers.
•	Breast cancer awareness
–	MMM coordinated the 2020 breast cancer campaign with the community of Cucurpe, which included mammography examinations for the women of Cucurpe.
•	Volunteering Program
–	As part of MMM’s volunteering efforts, Christmas gifts were donated to the kindergarten of Cucurpe. Mercedes employees and the company participate in this program annually.
•	Education
–	MMM continued providing school and cleaning supplies as well as sports equipment to the three local schools. In addition to this MMM provided PPE equipment and made donations of fuel vouchers for the school bus for the community of Cucurpe.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

•	Corporate Social Responsibility
–	Premier Gold Mines, the former owners of MMM, received the ESR badge for the seventh consecutive year from the Centro Mexicano para la Filantropía (CEMEFI), which is a private, non-profit membership association based in Mexico City that seeks to promote a culture of philanthropy and social responsibility in Mexico.
20.3	Mine Closure Requirements

Mexican law requires only a conceptual plan that meets legal guidelines for implementation. The post-closure land uses for the Mercedes property are defined as ranching and wildlife, which correspond to the original land use prior to mining activities in the area. All mine waste facilities, mine openings, plant areas, processing areas, buildings, storm water and water treatment facilities, storage areas, stockpiles, and borrow areas will be closed so that there are no potential safety or health hazards for ranchers, cattle and wildlife. The exit strategy has also been defined as walk-away mine closure to the extent feasible, which is consistent with the current practice of hauling out domestic and hazardous wastes, rather than establishing on-site landfills. The intention is to remove wastes and demolition debris to the extent possible, to minimize the number of facilities requiring long-term care and maintenance.

Final reforestation of areas disturbed by infrastructure will be implemented.

Within the context of restoration measures and remediation practices, the following are summarized below:

•	Undertaking activities designed to degrade and permanently confine the dumps;
•	Reinstating the use and ecological productivity of the land to conditions similar to and prior to the development of the Mine;
•	Planting to encourage colonization and generation of organic matter;
•	Managing restored areas;
•	Re-seeding practices;
•	Monitoring.

An approximate closure schedule was developed by Golder (Golder, 2019) based upon the connections between and durations of the various closure activities. The closure schedule was prepared assuming that the work will be distributed sequentially throughout the closure construction period, to ensure constant progress and minimize possible delays due to activity dependencies. The duration of the closure period is approximately 6.5 years. The post-closure care period was assumed to be 20 years. The closure plan was originally developed by Golder in 2014, was updated in 2018 and updated again in 2019, based upon assumed closure activities beginning in 2024. The costs of the closure of the existing facilities at the Mine are mostly concentrated in the first four years, with most closure activities being completed by 2028. The post-closure period begins in 2030.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

The total direct and indirect cost of closure and post-closure of the Mine was estimated at approximately US$14.49 million. The direct cost for closure, calculated using present value methods, was estimated at US$9.59 million, including $170,000 for post closure monitoring. Indirect costs include engineering, design and construction, contingency, insurance, contractor profit and contract administration. In general, the closure costs are driven by the earthwork and removal activities, which correspond to more than 65% of the direct costs. The indirect costs were estimated at US$4.90 million. The final cost includes the direct and indirect cost of the closure construction and the post-closure care periods.

The rehabilitation cost estimates for the Mercedes operation are listed in Table 20-2.

Table 20-2: Closure cost estimate

Category	Subtotal (US$)
A. Earthwork / Recontouring	$4,070,000
B. Revegetation / Stabilization	$550,000
C. Detoxification / Water Treatment / Disposal of Wastes	$535,000
D. Structure, Equipment and Facility Removal	$1,835,000
E. Ongoing Monitoring	$170,000
F. Construction Management and Support	$1,925,000
G. Closure Planning, G&A, Human Resources	$505,000
Subtotal of direct cost	$9,590,000
Indirect cost	$4,895,000
Total	$14,485,000

(Basis: US$1 = MX$19)

Source: Conceptual Closure Plan, Mercedes Mine, Sonora, Mexico, Golder & Associates Inc., dated September 25, 2019 (Ref. 19117223)

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

21.	Capital and Operating Costs

The forecast LOM capital and operating costs described in this chapter were derived from the MMM 2020 LOM budget for the period of 2021 to 2026. All costs are presented in US dollars (US$) and based upon an exchange rate of 1 US dollar = 19.5 Mexican Pesos.

21.1	Capital Costs
21.1.1	Current Capital Costs

Annual capital cost data for the Mine during the period of 2018 to 2020 is shown in Table 21-1. Significant costs over this period covered activities such as underground mine development, construction of TSF2 and the exploration drilling program. The 2020 capital costs were much lower than the previous two years, due to the impact of the COVID-19 pandemic on mine operations.

Table 21-1: Current capital costs (2018 to 2020)

Cost/Category	Units	2018A	2019A	2020A
Buildings & Infrastructure	US$ 000	1,127	854	613
Hardware & Software	US$ 000	39	77	0
Machinery & Equipment	US$ 000	894	2,236	286
Vehicles	US$ 000	118	148	0
Underground Mine Development	US$ 000	4,862	7,199	6,907
Delineation Drilling- Sustaining	US$ 000	0	0	1,639
Subtotal Sustaining Capital Cost	US$ 000	7,040	10,514	9,444
Expansionary Mine Development	US$ 000	1,756	2,253	0
Tailings Dam Expansion -TSF2	US$ 000	3,553	187	348
Subtotal Expansionary Capital Cost	US$ 000	5,310	2,440	348
Exploration Drilling	US$ 000	4,770	5,788	1,000
Total	US$ 000	17,120	18,742	10,792
21.1.2	LOM Capital Cost Estimates

The capital expenditures in the LOM for ongoing operations total approximately US$64 million as summarized in Table 21-2. This excludes US$14.5 million in funds identified for final and post-closure activities as described in Chapter 20. Capital cost estimates are based upon operating experience, current costs for mine development and engineering studies.

June 2021	21-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Major expenditures planned over the LOM include investments in machinery, underground mine development and drilling, continued exploration drilling and tailings storage facility expansions. It is vital for MMM to construct and commission a third TSF to prevent disruptions in the Mine schedule. Engineering and construction of this facility (TSF3) are planned to commence in 2023. Capital costs will be reduced over the period of 2024 to 2026 as is normal for an operation near the end of its planned operational life.

Table 21-2: Forecast LOM capital costs (2021 to 2026)

Cost/Category	Units	2021F	2022F	2023F	2024F	2025F	2026F	Total
Buildings & Infrastructure	US$ 000	797	1,918	1,838	298	654	224	5,729
Hardware & Software	US$ 000	73	-	-	-	-	-	73
Machinery & Equipment	US$ 000	4,261	2,241	1,890	1,890	-	-	10,281
Vehicles	US$ 000	491	-	-	-	-	-	491
Underground Mine Development	US$ 000	3,168	6,960	6,543	1,086	2,237	771	20,765
Delineation Drilling- Sustaining	US$ 000	3,988	2,377	2,377	2,377	-	-	11,119
Subtotal Sustaining Capital Cost	US$ 000	12,777	13,496	12,648	5,651	2,891	996	48,458
Expansionary Mine Development	US$ 000	881	-	-	-	-	-	881
Tailings Dam Expansion -TSF2	US$ 000	3,173	-				-	3,173
Tailings Dam Construction - TSF3	US$ 000			222	1,928	1,750		3,900
Subtotal Expansionary Capital Cost	US$ 000	4,054	-	222	1,928	1,750	-	7,954
Exploration Drilling	US$ 000	1,295	2,104	2,104	2,104	-	-	7,608
Total	US$ 000	18,126	15,600	14,974	9,683	4,641	996	64,020
21.2	Operating Costs
21.2.1	Current Operating Costs

Annual operating cost data for the Mine during the period of 2018 to 2020 are shown in Table 21-3. The production metrics and operating costs for the 2020 year were lower than previous years due to a temporary closure of the Mine over a two-month in response to the COVID-19 pandemic as well as the implementation of a simplified and lower-cost mine and milling plan. In 2020, a reduction in fixed costs for labour and contractors was achieved as the workforce was downsized to align with the new mine plan.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 21-3: Current production metrics and operating costs (2018 to 2020)

Cost / Category	Units	2018A	2019A	2020A
Production Metrics
Tonnes Moved	t	840,084	871,588	445,587
Ore Processed	t	665,522	667,723	398,922
Plant Gold Grade	Au g/t	3.3	2.9	2.9
Plant Silver Grade	Ag g/t	35.3	26.2	33.1
Gold Production	Au oz	68,719	59,901	34,955
Silver Production	Ag oz	309,165	191,306	167,927
Cost Metrics
Mine Administration	US$ 000	4,887	5,445	3,787
Mine Underground	US$ 000	34,653	35,056	13,557
Plant	US$ 000	15,922	15,521	7,625
General & Administration	US$ 000	6,575	6,324	4,229
Site Overhead	US$ 000	1,757	2,043	1,304
Total	US$ 000	63,794	64,389	30,502
21.2.2	LOM Operating Cost Estimate

LOM operating cost estimates are shown in Table 21-4. The LOM operating costs were estimated based upon current site operating costs and escalated as necessary. The operating cost estimate does not include the Special Mining Duty (7.5% of mine EBITDA) and the Extraordinary Mining Duty (0.5% of the value of precious metals at the mine gate).

Table 21-4: Forecast LOM operating costs (2021 to 2026)

Cost / Category	Units	2021F	2022F	2023F	2024F	2025F	2026F	TOTAL
Mine Administration	US$ 000	3,845	4,019	4,079	3,442	3,451	3,353	22,190
Mine Underground	US$ 000	16,818	19,738	20,063	18,671	18,946	19,188	113,423
Plant	US$ 000	10,960	12,765	12,672	12,665	11,942	11,940	72,943
General & Administration	US$ 000	6,160	6,110	6,066	6,092	6,092	6,092	36,612
Site Overhead	US$ 000	1,853	1,910	1,849	1,854	1,854	1,854	11,174
Total	US$ 000	39,636	44,541	44,730	42,723	42,285	42,427	256,342

The actual unit operating costs for the last three years (2018 to 2020) are summarized in Table 21-5 along with the LOM forecast.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Forecast LOM operating costs are the result of initially focusing mining activities on two production areas, Diluvio and Lupita, bringing additional mining zones into production, and closely managing the skills and numbers of employees needed to support the LOM mine plan.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

 Table 21-5: Current and forecast operating costs

Production / Cost Metric	Units	2018A	2019A	2020A	2021F	2022F	2023F	2024F	2025F	2026F	Average (2021 to 2026)
Cost Metrics
Mine	US$/t ore	59	61	43	43	37	38	34	37	37	37
Plant	US$/t ore	24	23	19	23	20	20	19	20	20	20
General and Administration	US$/t ore	10	9	11	13	10	10	9	10	10	10
Site Overhead	US$/t ore	3	3	3	4	3	3	3	3	3	3
Overall	US$/t ore	96	96	76	83	69	70	65	70	70	71

June 2021	21-5

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

21.2.3	Manpower Analysis

Current and forecast manpower for the operation is summarized in Table 21-6. In 2020, a significant reduction in overall site manpower compared to 2019 was made. In 2020, contractor supplied services were dramatically decreased with most mining carried out utilizing company employees, resulting in a significant reduction in overall manpower compared to 2018 and 2019. The estimated manpower requirements for the LOM will average a total of 515 employees and contractors.

June 2021	21-6

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 21-6: Current and forecast manpower

Head Count	2018A	2019A	2020A	2021F	2022F	2023F	2024F	2025F	2026F	Average (2021 to 2026)
Full-Time Employees	473	480	309	327	400	400	348	348	348	369
Third-Party Contractors	275	275	46	50	50	50	50	50	50	50
Service Contractors	157	204	96	96	96	96	96	96	96	96
Total	905	959	451	473	546	546	494	494	494	515

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

22.	Economic Analysis

Under NI 43-101 rules, a producing issuer may exclude the information required for Chapter 22 – Economic Analysis on properties currently in production, unless the technical report prepared by the issuer includes a material expansion of current production. Equinox Gold Corp. is a producing issuer, the Mine is currently in production, and a material expansion of production is not included in the current LOM plans. Equinox has carried out an economic analysis of the Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

23.	Adjacent Properties

The Mercedes Mine’s property concessions are surrounded on most sides by several concessions holders and promoters, who are carrying out exploration and development work on their agglomerated properties. Notably among them are Grupo Mexico and Minera Frisco to the north; Agnico Eagle, Newmont, Sonoro Gold and Open Organization Solutions to the northwest; Riverside Resources to the east, and Jose Luis Molina to the south, among other public/private companies. Figure 23-1 illustrates the principal concession holders surrounding the Mercedes Mine property.

Todd McCracken (QP) has been unable to verify the information presented below and the information is not necessarily indicative of the mineralization on the Mercedes Mine project area.

•	Grupo Mexico, Cananea Open Pit copper mine

The Cananea mine in Sonora was Mexico’s largest open pit copper mine, one of the largest in the world and, having opened in 1899, one of the oldest on the North American continent. Operations have been interrupted in recent years due to labour conflicts (https://www.mining-technology.com/projects/cananeacoppermine/).

•	Agnico-Eagle Mines, Santa Gertrudis exploration project

The Santa Gertrudis property was the site of an historic heap leach operation that produced approximately 565k ounces of gold at a grade of 2.1 gpt Au from 1991 to 2000. Substantial surface infrastructure is already in place on the property, including pre-stripped pits, roads, water sources and buildings. The property was acquired in November 2017 by Agnico Eagle as an exploration project (https://miningdataonline.com/property/1718/Santa-Gertrudis-Project.aspx#Owners).

•	Sonoro Gold, Cerro Caliche mining project

Following recent exploration successes, Sonoro Gold is revising a planned PEA for the Cerro Caliche gold-silver asset to assess the viability of a 20,000 tpd heap leach operation. The proposed upsizing follows favourable results from step-out and infill drilling programs at Cerro Caliche (https://sonorogold.com/projects/cerro-caliche), which have reportedly expanded several mineralized zones.

•	Gold Group, Cerro Prieto mining project

Cerro Prieto commenced small-scale trial mining and leaching in December 2013. During the three and nine months ended September 30, 2014, Cerro Prieto produced 1,076 and 4,174 ounces of gold, respectively. Until recently, Gold Group was working to ramp up mining operations to commercial production rates. Preliminary studies outlined a potential for heap leach from total resources estimated at approximately 11 M tonnes grading 1.0 gpt Au and 22 gpt Ag (as per previous NI43-101 report filing, June 2013) (https://www.goldgroupmining.com/projects/cerro-prieto).

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

•	Riverside Resources’ Los Cuarentas project

The Los Cuarentas Project was recently acquired by Riverside Resources, which is exploring several primary targets. The Los Cuarentas Project produced in excess of 100,000 oz of gold from historical mine operations within epithermal vein structures in the 1950s.

(https://www.rivres.com/partner-funded-programs/los-cuarentas-silver-project)

•	Minera Frisco, Mercurio exploration project

Mercurio is an undisclosed exploration project situated directly north of the Mercedes Mine property. Minera Frisco holds other concessions in the district, the Maria-Cananea copper mine.

Other private companies holding concessions locally include the following organizations who have agglomerated several licenses, centered around historical and artisanal mining sites:

•	Emilio Acuna Peralta, Ana project;
•	Open Organization Solutions, Acuna project.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

North
Cananea
(Grupo Mexico)
La Cabellera
Mercurio
(Minera
Frisco)
Las Bastrillas
Santa
Gertrudis
(AEM)
Agutuni
Ana (Emilio
Acuna
Peralta)
Mercedes
Mines
Premier
Gold
Los Cuarentas
(Riverside Res.)
Cerro
Caliche
(Sonoro
Gold)
Cerro Prieto
(Goldgroup)
Acuna
(Open Org
Solutions)
Agua Fria
Cucurpe
Luz
(Jose
Luis
Molina)
10 km

Figure 23-1: Principal concession holders surrounding the Mercedes Mine concessions, in Sonora, Mexico

(https://www.mexicominingcenter.com/gis/main.php)

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

24.	Other Relevant Data and Information

No additional information or explanation is necessary to make this technical report understandable and not misleading.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

25.	Interpretation and Conclusions

Based upon the audit findings, discussions with personnel at the Mine, and available information, the Qualified Persons (QPs) offer the following interpretations and conclusions:

25.1	Geology and Mineral Resources
•	Gold-silver mineralization on the Mercedes property is hosted within epithermal, low sulphidation (adularia-sericite) veins, stockwork and breccia zones. Over 16.5 km of gold-silver-bearing epithermal, low sulphidation veins have been identified within or marginal to the andesite-filled basins on the property;
•	The geological models employed by MMM geologists are reasonably well understood and are supported by field observations in both outcrop and drill core, and by years of investigation, sampling and production data;
•	Sampling and assaying are adequately completed and have been carried out using industry standard QA/QC practices. These practices include, but are not limited to, sampling, assaying, chain of custody of the samples, sample storage, use of third-party laboratories, standards, blanks, and duplicates. Some issues were noted on the control charts, illustrating poor reproducibility of the silver assays, which is attributable to an analytical method change to gravimetric finish, implemented in 2018 at the Mercedes Mine assay laboratory. This will, however, have minimal impact on the potential value of the mineral resources;
•	Underground channel sampling practices could not be witnessed and given the weight of channel sampling in the resource estimation process, comparative analyses were conducted, leading to a recommendation to mechanize the channel sampling procedures, where practical to do so;
•	The changes brought about by the reinterpretation of the geology and the 3D wireframes of the estimation domains and re-contouring of some of the veins in some of the deposits, are reasonable and essentially account for the changes noted in comparing the current resource estimate with those of EOY2018 and EOY2019;
•	With the exception of a minimum thickness during interpretation, the Mineral Resource estimates have been prepared using appropriate methodology and assumptions, including:
–	Treating high-grade assays by applying capping before compositing;
–	Varying the composite length, depending upon type of sampling, i.e. channel or drill hole, and deposit;
–	Varying the orientation of the search parameters, depending upon the mineralized zone/deposit;
–	Varying the bulk density, depending upon the deposit;

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

–	Applying ordinary kriging (OK) interpolation for Diluvio’s stockwork zones 4001, 4002, 4004, and inverse distance cube (ID3) for all other veins/deposits;
–	Cut-off grade;
–	Classification.
•	Mine to mill reconciliation, compiled on a monthly and quarterly basis, have lately shown acceptable and encouraging results at the Mercedes Mine. By December 2020, grade control reconciliation figures were closing within 5% of the mill reported average grade and gold metal output figures. Throughout the year, resource modeled grades have shown closer reconciliation with the plant output, and might possibly be slightly underestimated, yet within an overall 5% margin from the production figures achieved for Q3 and Q4 (2020), giving confidence to the modeled resource grade estimates;
•	All in all, the practices and procedures used to generate the Mercedes Mine database are acceptable to support Mineral Resource and Mineral Reserve estimation;

The Mineral Resources conform to CIM (2014) definitions and comply with the disclosure requirements for Mineral Resources set out in NI 43-101. The Mineral Resources, inclusive of the Mineral Reserves, are tabulated in Table 25-1. The Mineral Resources, exclusive of the Mineral Reserves, are tabulated in Table 25-2.

Table 25-1: Mineral Resource Statement (inclusive of Reserves)

	Tonne	Grade		Contained Metal
Classification	(000)	Au (gpt)	Ag (gpt)	Au oz (000)	Ag oz (000)
Measured	858	4.48	36.5	124	1,005
Indicated	3,627	4.10	38.9	478	4,537
Total M+I	4,485	4.17	38.4	602	5,543
Inferred	1,548	4.74	44.1	236	2,192
1.	The effective date of the 2020 MRE is December 31, 2020.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.
4.	The mineral resource cut-off grade of 1.70 gpt gold was calculated using the following parameters: gold price = $1,500/oz; metallurgical recoveries of 95.5% for gold; refining charges $8.48/oz gold; mining costs of $44.70, processing costs of $21.60 and G&A costs of $13.00 per tonne of ore (all costs in USD).
5.	Calculations used metric units (metre, tonne). Any discrepancies in total amounts are due to rounding.
6.	Todd McCracken, P. Geo. is the qualified person for the mineral resource statement as defined by NI 43-101.
7.	The CIM Definition Standards on Mineral Resource and Reserves (2014) have been followed.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 25-2: Mineral Resource Statement (exclusive of Reserves)

	Tonne	Grade		Contained Metal
Classification	(000)	Au (gpt)	Ag (gpt)	Au oz (000)	Ag oz (000)
Measured	521	3.59	31.2	60	522
Indicated	2,220	3.22	36.9	230	2,633
Total M+I	2,742	3.29	35.8	290	3,155
Inferred	1,545	4.73	44.0	235	2,186
1.	The effective date of the 2020 MRE is December 31, 2020.
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.
4.	The mineral resource cut-off grade of 1.70 gpt gold was calculated using the following parameters: gold price = $1,500/oz; metallurgical recoveries of 95.5% for gold; refining charges $8.48/oz gold; mining costs of $44.70, processing costs of $21.60 and G&A costs of $13.00 per tonne of ore (all costs in USD).
5.	Calculations used metric units (metre, tonne). Any discrepancies in total amounts are due to rounding.
6.	Todd McCracken, P. Geo. is the qualified person for the mineral resource statement as defined by NI 43-101.
7.	The CIM Definition Standards on Mineral Resource and Reserves (2014) have been followed.
25.2	Mineral Reserves and Mine Planning
•	The Mineral Reserves were estimated in an appropriate manner and consistent with industry standards;
•	The Mineral Reserves conform to CIM definitions of a mineral reserve;
•	The selected mining method of mechanized CAF stoping and the planned mining production rate is appropriate for the deposits;
•	The current Mineral Reserves, a total of 2.6 Mt grading 3.89 gpt Au and 29.24 gpt Ag, will be mined over a mine life of 5 years (2021 to 2025).

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Table 25-3: Mineral Reserve Statement

Mineral Reserve Class	Tonne	Grade		Contained Metal
	(000)	Au (gpt)	Ag (gpt)	Au oz (000)	Ag oz (000)
Proven Underground	381	5.47	41.3	67	507
Probable Underground	2,224	3.61	27.2	258	1,943
Proven & Probable	2,605	3.89	29.2	325	2,450
1.	CIM Definitions Standards on Mineral Resource and Reserves (2014) have been followed.
2.	Mineral Reserves are minable tonnes and grades; the reference point is the mill feed at the primary crusher.
3.	Mineral Reserves are estimated at a cut-off of 2.10 gpt Au, except Diluvio, which is estimated at 2.00 gpt Au.
4.	Cut-off grade assumes a price of gold of US$1,350 per ounce, a 95.5% gold metallurgical recovery; US$45.09/t mining cost, US$19.59/t processing costs, US$13.00/t G&A and US$8.48/oz refining costs.
5.	A minimum mining width of 3.5m was used in the creation of all reserve blocks.
6.	Bulk density for ore varies by deposit from 2.22 t/mᶾ to 2.57 t/mᶾ and 2.40t/mᶾ for waste.
7.	Numbers may not add due to rounding.
8.	David Willock, P. Eng. is the qualified person for the mineral reserve statement as defined by NI 43-101.
9.	Rey de Oro Sup deposit was previously classified as open pit mining reserves. The change-of-use land permit has been requested by MMM and is awaiting approval from the Mexican Mines Bureau. The deposit has been scheduled at the end of the life-of-mine plan to avert any risk associated with the permitting.
25.3	Metallurgy and Mineral Processing

The processing plant realizes respectable recoveries for both gold and silver. The process team is continually improving the plant operation. The actual precious metal recoveries are close to the estimates used for budgeting purposes.

25.4	Infrastructure

The Mine currently has all of the major surface and underground infrastructure necessary to operate the site. No major upgrades or modifications are required except for the tailings storage facility.

Tailings Storage Facility 2 (TSF 2) is expected to reach its ultimate capacity in Q2 2025, based upon the current LOM production plan and mine backfill requirements. Additional tailings storage capacity will be required to meet the LOM objectives.

Based upon the current water balance and historic operating data, the mine and milling facility should have sufficient water for continuing operations.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

26.	Recommendations

The Qualified Persons (QPs) have the following recommendations:

26.1	Geology and Mineral Resources
•	Continue to use analytical method Ag-DAT (4-acid digestion) instead of the FA-gravimetric finish method. From the QA/QC control plots, it appears that the Ag-DAT method produces more consistent results;
•	To help improve the silver assaying, review the use of the CDN-ME-1311 standard. It is suggested that the CDN-ME-1311 standard, which accounts for the most failures in QA/QC control plots, may be comprised of a matrix that is more suited to oxidized material and is incompatible with the samples and flux used in the lab.
•	As an accuracy check, three to five percent of the samples analyzed by the Mercedes Mine laboratory should be sent to a second independent laboratory;
•	Construct mineralization wireframes using a minimum mineable thickness and incorporate any necessary dilution to allow appropriate mining dimensions and potentially economic extraction, and/or use grade-thickness value contouring of the mineralized bodies;
•	Further analyze and review the compositing strategy used for the channel sample (CHN) and drill hole (DH) datasets. The comparative analysis has revealed typically higher average grades for the channel sample composites compared to the drill hole sample data. This suggests a dissimilar behavior or nature between the two datasets and/or perhaps the existence of a bias, introduced either during sampling or during the analytical process. An assessment of the sampling practices for collecting channel sample data may be warranted. The use of mechanical tools for carrying out underground channel sampling is recommended to curtail a possible bias;
•	Systematically conduct a kriging neighbourhood analysis (KNA) test to better assess the ordinary kriging (OK) interpolation parameters. The KNA provides a quantitative method of testing different estimation parameters by evaluating their impact on the quality of the results. The interpretation of KNA graphs would help to select the optimal value for each parameter and validate the parameters;
•	Reconcile the high yield threshold parameters with mined areas to determine if the grades are being underestimated in restricted areas.
26.2	Mineral Reserves and Life of Mine Planning
•	Enhance the scheduling process to align with project execution;
•	Monitor metal price fluctuations and trends and adapt the LOM plan as required to maximize value;

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

•	Optimize MSO variables to suit the mining method selected to enhance the project economics;
•	Integrate short term planning process to improve the production profile;
•	Develop a waste balance on an annual basis to optimize the production profile;
•	Consider alternative mining methods in Diluvio and Diluvio West to enhance project economics;
•	Ensure that ventilation models are updated regularly to reflect the current state of the vent system;
•	Create and maintain airflow allocation tables in accordance with NOM-023;
•	Maintain adequate air velocities for effective gas clearing and heat mitigation.
26.3	Metallurgy and Mineral Processing
•	Continue to be proactive in improving the operations;
•	Complete an evaluation of available data to determine whether gold and silver recovery is a function of head grade, deposit type or other parameters. If so, the correlations may be used to provide more accurate estimates for budgeting purposes.
26.4	Infrastructure
•	Initiate a tailings management capacity study for TSF3 to determine future needs based upon the LOM and existing tailings facilities;
•	Track and update the site wide water balance on a regular basis to support ongoing operations. The water balance is an important tool to track trends and conduct short-term predictions through simulation of variable operating and/or climatic scenarios to support decision making associated with pond operation, e.g. understanding pond volumes and water availability for ore processing and maintaining adequate freeboard in the TSFs at all times;
•	The project site and infrastructure should be assessed annually so that the viability of the basis for the closure plan can continually be checked and the plans can be changed, if necessary, long before closure actually commences. Cost estimates for closure should continue to be updated as the concepts continue to be refined and the design of closure components advances.

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Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

27.	References

Altman, K.A., Collins. S.E., and Moore, C.M., 2016, Technical Report on the Mercedes Gold- Silver Mine, Sonora State, Mexico, a NI 43-101 Technical Report for Premier Gold Mines Limited, dated September 6, 2016.

Altman, K.A., Collins. S.E., and Moore, C.M., 2016, Technical Report on the Mercedes Gold- Silver Mine, Sonora State, Mexico, a NI 43-101 Technical Report for Yamana Gold Inc., dated September 6, 2016.

Altman, K.A., Collins. S.E., and Moore, C.M., 2017, Technical Report on the Mercedes Gold- Silver Mine, Sonora State, Mexico, a NI 43-101 Technical Report for Premier Gold Mines Limited, dated April 28, 2017.

Altman, K.A., et al., 2018, Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico, a NI 43-101 Technical Report for Premier Gold Mines Limited, dated April 18, 2018.

Buchanan, L. 2016, Mercedes Operations Overview, prepared for Yamana Gold Inc., July 2016.

Golder, 2019, Conceptual Closure Plan, Mercedes Mine, Sonora Mexico, ref. 19117223, September 25, 2019.

Caumartin, C., Debreil, J-A., Hardie, C., Houde, M., Willock, D. 2021, Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico, a NI 43-101 Technical Report for Premier Gold Mines Limited, dated March 29, 2021.

Hawksworth, M., Beltran C., Marsden, H., 2016, Exploration Potential - July 21, 2016 Update prepared for Yamana Gold Inc., July 16, 2016.

Hawksworth, M., Ramos, A., Trotman, R., Burkett, S. 2009, Geology and Epithermal Au-Ag Vein Mineralization of the Mercedes Area, Sonora, Mexico, Geology Tour Report prepared for Yamana Gold Inc., February 22, 2009.

Hawksworth, M., Walker, G., P. G., Welhener, H., P. E., 2008, Mercedes Project, Sonora, Mexico, Mineral Resource Estimate and Summary of Exploration Work conducted between 1999 and September 10, 2008, In-house report for Yamana Gold Inc., November 18, 2008.

Hernandez, G., Hawksworth, M., P. G., Walker, G., P. G., 2012, Mercedes Project Update, In- house report prepared for Yamana Gold Inc., March 2012.

M3 Engineering, 2010, Feasibility Study Mercedes Project Report M3-PN09027 Rev 1 prepared for Yamana Gold Inc., March 15, 2010.

June 2021	27-1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Moore, C.M., and Bergen, R.D., 2014, Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico, a NI 43-101 Technical Report for Yamana Gold Inc., dated February 25, 2014. Updated as of May 31, 2014.

Sanchez-Mejorada, Velasco y Ribe, 2020, Legal Opinion on Land and Permitting, prepared for Premier Gold Mines Ltd., March 4, 2020.

June 2021	27-2

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Appendix A: Variography & Search Ellipsoid

Parameters

June 2021

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Variography & Search Ellipsoid Parameters - Diluvio Only

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries	OK Var. Nugget	OK (Str 1) Model Type	OK (Str 1) Sill Differential	OK (Str 1) Major Axis	OK (Str 1) Semi-Major Axis	OK (Str 1) Minor Axis	OK (Str 2) Model Type	OK (Str 2) Sill Differential	OK (Str 2) Major Axis	OK (Str 2) Semi-Major Axis	OK (Str 2) Minor Axis
DIL	4001p1	OK	305.0	10.0	-74.0	15	10	7.5	10	21	0.18	3	0	10	N	0.18	Exponential	0.645	5.304	10.59	4.812	Spherical	0.175	44.51	50	39.44
	4001p2	OK	305.0	10.0	-74.0	25	15	10	7	18	0.18	3	0	10	N	0.18	Exponential	0.645	5.304	10.59	4.812	Spherical	0.175	44.51	50	39.44
	4001p3	OK	305.0	10.0	-74.0	40	25	20	4	15	0.18	3	0	10	N	0.18	Exponential	0.645	5.304	10.59	4.812	Spherical	0.175	44.51	50	39.44
	4001p4	OK	305.0	10.0	-74.0	80	60	40	1	12	0.18	3	0	10	N	0.18	Exponential	0.645	5.304	10.59	4.812	Spherical	0.175	44.51	50	39.44
	4002p1	OK	283.0	-10.0	-30.0	15	10	7.5	10	21	0.18	3	0	10	N	0.18	Exponential	0.784	7.819	7.155	6.785	Spherical	0.016	56.3	49.7	35.78
	4002p2	OK	283.0	-10.0	-30.0	30	20	15	7	18	0.18	3	0	10	N	0.18	Exponential	0.784	7.819	7.155	6.785	Spherical	0.016	56.3	49.7	35.78
	4002p3	OK	283.0	-10.0	-30.0	50	35	20	4	15	0.18	3	0	10	N	0.18	Exponential	0.784	7.819	7.155	6.785	Spherical	0.016	56.3	49.7	35.78
	4002p4	OK	283.0	-10.0	-30.0	80	60	40	1	12	0.18	3	0	10	N	0.18	Exponential	0.784	7.819	7.155	6.785	Spherical	0.016	56.3	49.7	35.78
	4004p1	OK	265.0	9.0	-35.0	15	10	7.5	10	21	0.18	3	0	10	N	0.18	Exponential	0.792	17.04	15	6.675	Spherical	0.028	41.48	60	80
	4004p2	OK	265.0	9.0	-35.0	30	25	15	7	18	0.18	3	0	10	N	0.18	Exponential	0.792	17.04	15	6.675	Spherical	0.028	41.48	60	80
	4004p3	OK	265.0	9.0	-35.0	45	40	20	4	15	0.18	3	0	10	N	0.18	Exponential	0.792	17.04	15	6.675	Spherical	0.028	41.48	60	80
	4004p4	OK	265.0	9.0	-35.0	60	60	30	1	12	0.18	3	0	10	N	0.18	Exponential	0.792	17.04	15	6.675	Spherical	0.028	41.48	60	80
	4005p1	ID3	309.5	12.9	-81.5	15	10	7.5	10	21	0.1	3	4	7	N
	4005p2	ID3	309.5	12.9	-81.5	30	25	15	7	18	0.1	3	3	6	N
	4005p3	ID3	309.5	12.9	-81.5	50	40	25	4	15	0.1	3	2	5	N
	4005p4	ID3	309.5	12.9	-81.5	80	65	40	1	12	0.1	3	1	4	N
	4006p1	ID3	312.4	3.3	-88.0	15	10	7.5	10	21	0.1	3	4	7	N
	4006p2	ID3	312.4	3.3	-88.0	30	25	15	7	18	0.1	3	3	6	N
	4006p3	ID3	312.4	3.3	-88.0	50	40	25	4	15	0.1	3	2	5	N
	4006p4	ID3	312.4	3.3	-88.0	80	65	40	1	12	0.1	3	1	4	N
	4007p1	ID3	312.4	3.3	-81.1	15	10	7.5	10	21	0.1	3	4	7	N
	4007p2	ID3	312.4	3.3	-81.1	30	25	15	7	18	0.1	3	3	6	N
	4007p3	ID3	312.4	3.3	-81.1	50	40	25	4	15	0.1	3	2	5	N
	4007p4	ID3	312.4	3.3	-81.1	80	65	40	1	12	0.1	3	1	4	N
	4031p1	ID3	259.8	3.1	-65.9	15	10	7.5	10	21	0.1	3	4	7	N
	4031p2	ID3	259.8	3.1	-65.9	30	25	15	7	18	0.1	3	3	6	N
	4031p3	ID3	259.8	3.1	-65.9	50	40	25	4	15	0.1	3	2	5	N
	4031p4	ID3	259.8	3.1	-65.9	80	65	40	1	12	0.1	3	1	4	N

June 2021	1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries	OK Var. Nugget	OK (Str 1) Model Type	OK (Str 1) Sill Differential	OK (Str 1) Major Axis	OK (Str 1) Semi- Major Axis	OK (Str 1) Minor Axis	OK (Str 2) Model Type	OK (Str 2) Sill Differential	OK (Str 2) Major Axis	OK (Str 2) Semi- Major Axis	OK (Str 2) Minor Axis
DIL	4032p1	ID3	246.2	8.7	-55.7	15	10	7.5	10	21	0.1	3	4	7	N
	4032p2	ID3	246.2	8.7	-55.7	30	25	15	7	18	0.1	3	3	6	N
	4032p3	ID3	246.2	8.7	-55.7	50	40	25	4	15	0.1	3	2	5	N
	4032p4	ID3	246.2	8.7	-55.7	80	65	40	1	12	0.1	3	1	4	N
	4033p1	ID3	261.7	0.5	-53.4	15	10	7.5	10	21	0.1	3	4	7	N
	4033p2	ID3	261.7	0.5	-53.4	30	25	15	7	18	0.1	3	3	6	N
	4033p3	ID3	261.7	0.5	-53.4	50	40	25	4	15	0.1	3	2	5	N
	4033p4	ID3	261.7	0.5	-53.4	80	65	40	1	12	0.1	3	1	4	N
	4034p1	ID3	316.1	4.2	-76.9	15	10	7.5	10	21	0.1	3	4	7	N
	4034p2	ID3	316.1	4.2	-76.9	30	25	15	7	18	0.1	3	3	6	N
	4034p3	ID3	316.1	4.2	-76.9	50	40	25	4	15	0.1	3	2	5	N
	4034p4	ID3	316.1	4.2	-76.9	80	65	40	1	12	0.1	3	1	4	N
	4035p1	ID3	268.7	-2.1	-59.5	15	10	7.5	10	21	0.1	3	4	7	N
	4035p2	ID3	268.7	-2.1	-59.5	30	25	15	7	18	0.1	3	3	6	N
	4035p3	ID3	268.7	-2.1	-59.5	50	40	25	4	15	0.1	3	2	5	N
	4035p4	ID3	268.7	-2.1	-59.5	80	65	40	1	12	0.1	3	1	4	N
	4036p1	ID3	250.0	-0.3	-65.9	15	10	7.5	10	21	0.1	3	4	7	N
	4036p2	ID3	250.0	-0.3	-65.9	30	25	15	7	18	0.1	3	3	6	N
	4036p3	ID3	250.0	-0.3	-65.9	50	40	25	4	15	0.1	3	2	5	N
	4036p4	ID3	250.0	-0.3	-65.9	80	65	40	1	12	0.1	3	1	4	N
	4037p1	ID3	278.3	-16.3	-57.4	15	10	7.5	10	21	0.1	3	4	7	N
	4037p2	ID3	278.3	-16.3	-57.4	30	25	15	7	18	0.1	3	3	6	N
	4037p3	ID3	278.3	-16.3	-57.4	50	40	25	4	15	0.1	3	2	5	N
	4037p4	ID3	278.3	-16.3	-57.4	80	65	40	1	12	0.1	3	1	4	N
	4038p1	ID3	266.6	0.9	-57.4	15	10	7.5	10	21	0.1	3	4	7	N
	4038p2	ID3	266.6	0.9	-57.4	30	25	15	7	18	0.1	3	3	6	N
	4038p3	ID3	266.6	0.9	-57.4	50	40	25	4	15	0.1	3	2	5	N
	4038p4	ID3	266.6	0.9	-57.4	80	65	40	1	12	0.1	3	1	4	N
	4039p1	ID3	253.5	-8.7	-48.2	15	10	7.5	10	21	0.1	3	4	7	N
	4039p2	ID3	253.5	-8.7	-48.2	30	25	15	7	18	0.1	3	3	6	N
	4039p3	ID3	253.5	-8.7	-48.2	50	40	25	4	15	0.1	3	2	5	N
	4039p4	ID3	253.5	-8.7	-48.2	80	65	40	1	12	0.1	3	1	4	N

June 2021	2

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries	OK Var. Nugget	OK (Str 1) Model Type	OK (Str 1) Sill Differential	OK (Str 1) Major Axis	OK (Str 1) Semi- Major Axis	OK (Str 1) Minor Axis	OK (Str 2) Model Type	OK (Str 2) Sill Differential	OK (Str 2) Major Axis	OK (Str 2) Semi- Major Axis	OK (Str 2) Minor Axis
DIL	99p4	ID3	99.0	99.0	99.0	99	99	99	1	18	0.1	1	1	10	N
	99n4	NN	99.0	99.0	99.0	99	99	99	1	1	0.1	1	1	10	N
	4000n4	NN	99.0	99.0	99.0	99	99	99	1	1	0.1	1	1	10	N
	avdst2	ID3	0.0	0.0	0.0	180	180	180	2	2	0.1	1	0	0	N
	avdst3	ID3	0.0	0.0	0.0	90	90	90	3	3	0.1	1	0	0	N
	9905p4	ID3	99.0	99.0	99.0	99	99	99	4	15	0.1	3	0	0	N
	9910p4	ID3	99.0	99.0	99.0	99	99	99	4	15	0.1	3	0	0	N

June 2021	3

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

Variography & Search Ellipsoid parameters - All Zones/deposits except Diluvio

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
AID	1310p1	ID3	333.0	-30.0	95.0	15	10	7.5	10	21	0.1	3	4	7	N
	1310p2	ID3	333.0	-30.0	95.0	30	18	12	7	18	0.1	3	3	6	N
	1310p3	ID3	333.0	-30.0	95.0	50	30	20	4	15	0.1	3	2	5	N
	1310p4	ID3	333.0	-30.0	95.0	80	48	32	1	12	0.1	1	1	4	N
	1320p1	ID3	326.3	-44.9	-103.7	15	10	7.5	10	21	0.1	3	4	7	N
	1320p2	ID3	326.3	-44.9	-103.7	30	22.5	9	7	18	0.1	3	3	6	N
	1320p3	ID3	326.3	-44.9	-103.7	50	37.5	15	4	15	0.1	3	2	5	N
	1320p4	ID3	326.3	-44.9	-103.7	80	60	24	1	12	0.1	1	1	4	N
	1331p1	ID3	340.9	9.7	-96.1	15	10	7.5	10	21	0.1	3	4	7	N
	1331p2	ID3	340.9	9.7	-96.1	30	25	10	7	18	0.1	3	3	6	N
	1331p3	ID3	340.9	9.7	-96.1	50	42	15	4	15	0.1	3	2	5	N
	1331p4	ID3	340.9	9.7	-96.1	80	64	24	1	12	0.1	1	1	4	N
	1332p1	ID3	146.1	-15.4	-88.3	15	10	7.5	10	21	0.1	3	4	7	N
	1332p2	ID3	146.1	-15.4	-88.3	30	20	9	7	18	0.1	3	3	6	N
	1332p3	ID3	146.1	-15.4	-88.3	50	30	15	4	15	0.1	3	2	5	N
	1332p4	ID3	146.1	-15.4	-88.3	80	48	24	1	12	0.1	1	1	4	N
	1340p1	ID3	346.7	9.3	-95.2	15	10	7.5	10	21	0.1	3	4	7	N
	1340p2	ID3	346.7	9.3	-95.2	30	25	10	7	18	0.1	3	3	6	N
	1340p3	ID3	346.7	9.3	-95.2	50	42	15	4	15	0.1	3	2	5	N
	1340p4	ID3	346.7	9.3	-95.2	80	64	24	1	12	0.1	1	1	4	N
	1350p1	ID3	338.4	14.5	-93.9	15	10	7.5	10	21	0.1	3	4	7	N
	1350p2	ID3	338.4	14.5	-93.9	30	25	10	7	18	0.1	3	3	6	N
	1350p3	ID3	338.4	14.5	-93.9	50	42	15	4	15	0.1	3	2	5	N
	1350p4	ID3	338.4	14.5	-93.9	80	64	24	1	12	0.1	1	1	4	N
	1361p1	ID3	310.0	-34.0	-105.0	15	10	7.5	10	21	0.1	3	4	7	N
	1361p2	ID3	310.0	-34.0	-105.0	30	22.5	12	7	18	0.1	3	3	6	N
	1361p3	ID3	310.0	-34.0	-105.0	50	37.5	18	4	15	0.1	3	2	5	N
	1361p4	ID3	310.0	-34.0	-105.0	80	60	24	1	12	0.1	1	1	4	N
	1362p1	ID3	155.0	-12.0	-47.3	15	10	7.5	10	21	0.1	3	4	7	N
	1362p2	ID3	155.0	-12.0	-47.3	30	22.5	12	7	18	0.1	3	3	6	N

June 2021	1

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
AID	1362p3	ID3	155.0	-12.0	-47.3	50	37.5	20	4	15	0.1	3	2	5	N
	1362p4	ID3	155.0	-12.0	-47.3	80	60	32	1	12	0.1	1	1	4	N
	1390p1	ID3	142.0	9.4	-89.2	15	10	7.5	10	21	0.1	3	4	7	N
	1390p2	ID3	142.0	9.4	-89.2	30	18	12	7	18	0.1	3	3	6	N
	1390p3	ID3	142.0	9.4	-89.2	50	27	20	4	15	0.1	3	2	5	N
	1390p4	ID3	142.0	9.4	-89.2	80	38	32	1	12	0.1	1	1	4	N
	99p4	ID3	142.0	9.4	-89.2	99	99	99	1	18	0.1	1	1	10	N
	99n4	NN	142.0	9.4	-89.2	99	99	99	1	1	0.1	1	1	10	N
	1300nn	NN	142.0	9.4	-89.2	99	99	99	1	1	0.1	1	1	10	N
	9910p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	9905p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	avdst2	avdst2	0.0	0.0	0.0	180	180	180	2	2	0.1	1	7	10	N
	avdst3	avdst3	0.0	0.0	0.0	90	90	90	3	3	0.1	1	7	10	N

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
BCA	2001p1	ID3	141.4	14.7	-75.6	15	10	7.5	10	21	0.1	3	5	10	N
	2001p2	ID3	141.4	14.7	-75.6	30	20	15	7	18	0.1	3	3	10	N
	2001p3	ID3	141.4	14.7	-75.6	50	35	25	4	15	0.1	3	2	10	N
	2001p4	ID3	141.4	14.7	-75.6	80	55	40	1	12	0.1	3	1	10	N
	2002p1	ID3	128.3	-41.7	-74.2	15	10	7.5	10	21	0.1	3	5	10	N
	2002p2	ID3	128.3	-41.7	-74.2	30	20	15	7	18	0.1	3	3	10	N
	2002p3	ID3	128.3	-41.7	-74.2	50	35	25	4	15	0.1	3	2	10	N
	2002p4	ID3	128.3	-41.7	-74.2	80	55	40	1	12	0.1	3	1	10	N
	2003p1	ID3	125.5	-10.9	-71.3	15	10	7.5	10	21	0.1	3	5	10	N
	2003p2	ID3	125.5	-10.9	-71.3	30	20	15	7	18	0.1	3	3	10	N
	2003p3	ID3	125.5	-10.9	-71.3	50	35	25	4	15	0.1	3	2	10	N
	2003p4	ID3	125.5	-10.9	-71.3	80	55	40	1	12	0.1	3	1	10	N

June 2021	2

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
BCA	2004p1	ID3	280.5	-56.5	49.4	15	10	7.5	10	21	0.1	3	5	10	N
	2004p2	ID3	280.5	-56.5	49.4	35	20	15	7	18	0.1	3	3	10	N
	2004p3	ID3	280.5	-56.5	49.4	35	35	25	4	15	0.1	3	2	10	N
	2004p4	ID3	280.5	-56.5	49.4	50	55	40	1	12	0.1	3	1	10	N
	2010p1	ID3	304.4	-23.5	101.5	15	10	7.5	10	21	0.1	3	5	10	N
	2010p2	ID3	304.4	-23.5	101.5	35	20	15	7	18	0.1	3	3	10	N
	2010p3	ID3	304.4	-23.5	101.5	35	35	25	4	15	0.1	3	2	10	N
	2010p4	ID3	304.4	-23.5	101.5	50	55	40	1	12	0.1	3	1	10	N
	2011p1	ID3	309.2	-8.2	137.3	15	10	7.5	10	21	0.1	3	5	10	N
	2011p2	ID3	309.2	-8.2	137.3	35	20	15	7	18	0.1	3	3	10	N
	2011p3	ID3	309.2	-8.2	137.3	35	35	25	4	15	0.1	3	2	10	N
	2011p4	ID3	309.2	-8.2	137.3	50	55	40	1	12	0.1	3	1	10	N
	2020p1	ID3	317.4	20.0	77.3	15	10	7.5	10	21	0.1	3	5	10	N
	2020p2	ID3	317.4	20.0	77.3	35	20	15	7	18	0.1	3	3	10	N
	2020p3	ID3	317.4	20.0	77.3	35	35	25	4	15	0.1	3	2	10	N
	2020p4	ID3	317.4	20.0	77.3	50	55	40	1	12	0.1	3	1	10	N
	2021p1	ID3	309.4	-5.8	96.9	15	10	7.5	10	21	0.1	3	5	10	N
	2021p2	ID3	309.4	-5.8	96.9	35	20	15	7	18	0.1	3	3	10	N
	2021p3	ID3	309.4	-5.8	96.9	35	35	25	4	15	0.1	3	2	10	N
	2021p4	ID3	309.4	-5.8	96.9	50	55	40	1	12	0.1	3	1	10	N
	2030p1	ID3	297.0	-25.1	70.5	15	10	7.5	10	21	0.1	3	5	10	N
	2030p2	ID3	297.0	-25.1	70.5	35	20	15	7	18	0.1	3	3	10	N
	2030p3	ID3	297.0	-25.1	70.5	35	35	25	4	15	0.1	3	2	10	N
	2030p4	ID3	297.0	-25.1	70.5	50	55	40	1	12	0.1	3	1	10	N
	2031p1	ID3	327.2	-14.9	104.1	15	10	7.5	10	21	0.1	3	5	10	N
	2031p2	ID3	327.2	-14.9	104.1	35	20	15	7	18	0.1	3	3	10	N
	2031p3	ID3	327.2	-14.9	104.1	35	35	25	4	15	0.1	3	2	10	N
	2031p4	ID3	327.2	-14.9	104.1	50	55	40	1	12	0.1	3	1	10	N
	2032p1	ID3	308.9	-17.7	120.1	15	10	7.5	10	21	0.1	3	5	10	N
	2032p2	ID3	308.9	-17.7	120.1	35	20	15	7	18	0.1	3	3	10	N
	2032p3	ID3	308.9	-17.7	120.1	35	35	25	4	15	0.1	3	2	10	N
	2032p4	ID3	308.9	-17.7	120.1	50	30	15	1	12	0.1	3	0	0	N

June 2021	3

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
BCA	2040p1	ID3	291.5	-19.9	70.8	50	30	15	10	21	0.1	3	0	0	N
	2040p2	ID3	291.5	-19.9	70.8	50	30	15	7	18	0.1	3	0	0	N
	2040p3	ID3	291.5	-19.9	70.8	50	30	15	4	15	0.1	3	0	0	N
	2040p4	ID3	291.5	-19.9	70.8	50	30	15	1	12	0.1	3	0	0	N
	2041p1	ID3	323.0	54.8	83.7	50	30	15	10	21	0.1	3	0	0	N
	2041p2	ID3	323.0	54.8	83.7	50	30	15	7	18	0.1	3	0	0	N
	2041p3	ID3	323.0	54.8	83.7	50	30	15	4	15	0.1	3	0	0	N
	2041p4	ID3	323.0	54.8	83.7	50	30	15	1	12	0.1	3	0	0	N
	2042p1	ID3	324.9	4.5	113.4	50	30	15	10	21	0.1	3	0	0	N
	2042p2	ID3	324.9	4.5	113.4	50	30	15	7	18	0.1	3	0	0	N
	2042p3	ID3	324.9	4.5	113.4	50	30	15	4	15	0.1	3	0	0	N
	2042p4	ID3	324.9	4.5	113.4	50	30	15	1	12	0.1	3	0	0	N
	2043p1	ID3	300.9	11.8	106.8	50	30	15	10	21	0.1	3	0	0	N
	2043p2	ID3	300.9	11.8	106.8	50	30	15	7	18	0.1	3	0	0	N
	2043p3	ID3	300.9	11.8	106.8	50	30	15	4	15	0.1	3	0	0	N
	2043p4	ID3	300.9	11.8	106.8	50	30	15	1	12	0.1	3	0	0	N
	2044p1	ID3	115.7	-35.1	-94.4	50	30	15	10	21	0.1	3	0	0	N
	2044p2	ID3	115.7	-35.1	-94.4	50	30	15	7	18	0.1	3	0	0	N
	2044p3	ID3	115.7	-35.1	-94.4	50	30	15	4	15	0.1	3	0	0	N
	2044p4	ID3	115.7	-35.1	-94.4	50	30	15	1	12	0.1	3	0	0	N
	2045p1	ID3	252.3	-17.8	52.1	50	30	15	10	21	0.1	3	0	0	N
	2045p2	ID3	252.3	-17.8	52.1	50	30	15	7	18	0.1	3	0	0	N
	2045p3	ID3	252.3	-17.8	52.1	50	30	15	4	15	0.1	3	0	0	N
	2045p4	ID3	252.3	-17.8	52.1	50	30	15	1	12	0.1	3	0	0	N
	2050p1	ID3	164.3	-56.8	-55.6	50	30	15	10	21	0.1	3	0	0	N
	2050p2	ID3	164.3	-56.8	-55.6	50	30	15	7	18	0.1	3	0	0	N
	2050p3	ID3	164.3	-56.8	-55.6	50	30	15	4	15	0.1	3	0	0	N
	2050p4	ID3	164.3	-56.8	-55.6	50	30	15	1	12	0.1	3	0	0	N
	2051p1	ID3	315.3	-21.1	99.8	50	30	15	10	21	0.1	3	0	0	N
	2051p2	ID3	315.3	-21.1	99.8	50	30	15	7	18	0.1	3	0	0	N
	2051p3	ID3	315.3	-21.1	99.8	50	30	15	4	15	0.1	3	0	0	N
	2051p4	ID3	315.3	-21.1	99.8	50	30	15	1	12	0.1	3	0	0	N

June 2021	4

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
BCA	2052p1	ID3	316.2	60.3	75.9	50	30	15	10	21	0.1	3	0	0	N
	2052p2	ID3	316.2	60.3	75.9	50	30	15	7	18	0.1	3	0	0	N
	2052p3	ID3	316.2	60.3	75.9	50	30	15	4	15	0.1	3	0	0	N
	2052p4	ID3	316.2	60.3	75.9	50	30	15	1	12	0.1	3	0	0	N
	2060p1	ID3	297.9	-21.6	73.8	50	30	15	10	21	0.1	3	0	0	N
	2060p2	ID3	297.9	-21.6	73.8	50	30	15	7	18	0.1	3	0	0	N
	2060p3	ID3	297.9	-21.6	73.8	50	30	15	4	15	0.1	3	0	0	N
	2060p4	ID3	297.9	-21.6	73.8	50	30	15	1	12	0.1	3	0	0	N
	2061p1	ID3	229.3	-79.0	12.9	50	30	15	10	21	0.1	3	0	0	N
	2061p2	ID3	229.3	-79.0	12.9	50	30	15	7	18	0.1	3	0	0	N
	2061p3	ID3	229.3	-79.0	12.9	50	30	15	4	15	0.1	3	0	0	N
	2061p4	ID3	229.3	-79.0	12.9	50	30	15	1	12	0.1	3	0	0	N
	2070p1	ID3	305.2	-13.6	73.6	50	30	15	10	21	0.1	3	0	0	N
	2070p2	ID3	305.2	-13.6	73.6	50	30	15	7	18	0.1	3	0	0	N
	2070p3	ID3	305.2	-13.6	73.6	50	30	15	4	15	0.1	3	0	0	N
	2070p4	ID3	305.2	-13.6	73.6	50	30	15	1	12	0.1	3	0	0	N
	2071p1	ID3	312.7	-25.6	76.4	50	30	15	10	21	0.1	3	0	0	N
	2071p2	ID3	312.7	-25.6	76.4	50	30	15	7	18	0.1	3	0	0	N
	2071p3	ID3	312.7	-25.6	76.4	50	30	15	4	15	0.1	3	0	0	N
	2071p4	ID3	312.7	-25.6	76.4	50	30	15	1	12	0.1	3	0	0	N
	2072p1	ID3	290.6	-14.1	52.2	50	30	15	10	21	0.1	3	0	0	N
	2072p2	ID3	290.6	-14.1	52.2	50	30	15	7	18	0.1	3	0	0	N
	2072p3	ID3	290.6	-14.1	52.2	50	30	15	4	15	0.1	3	0	0	N
	2072p4	ID3	290.6	-14.1	52.2	50	30	15	1	12	0.1	3	0	0	N
	99p4	ID3	142.0	9.4	-89.2	80	80	80	1	18	0.1	1	1	10	N
	99n4	NN	142.0	9.4	-89.2	99	99	99	1	1	0.1	1	1	10	N
	nn2300	NN	51.0	8.5	-155.2	100	100	100	1	1	0.1	3	7	10	N
	avdst2	avdst2	0.0	0.0	0.0	180	180	180	2	2	0.1	1	7	10	N
	avdst3	avdst3	0.0	0.0	0.0	90	90	90	3	3	0.1	1	7	10	N
	9910p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	9905p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N

June 2021	5

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
BHI	1001p1	ID3	144.7	-13.9	-84.0	15	10	7.5	10	21	0.1	3	5	10	N
	1001p2	ID3	144.7	-13.9	-84.0	30	20	15	7	18	0.1	3	3	10	N
	1001p3	ID3	144.7	-13.9	-84.0	50	35	25	4	15	0.1	3	2	10	N
	1001p4	ID3	144.7	-13.9	-84.0	80	55	40	1	12	0.1	3	1	10	N
	1002p1	ID3	132.7	-12.5	-87.1	15	10	7.5	10	21	0.1	3	5	10	N
	1002p2	ID3	132.7	-12.5	-87.1	30	20	15	7	18	0.1	3	3	10	N
	1002p3	ID3	132.7	-12.5	-87.1	50	35	25	4	15	0.1	3	2	10	N
	1002p4	ID3	132.7	-12.5	-87.1	80	55	40	1	12	0.1	3	1	10	N
	1003p1	ID3	137.1	-0.7	-99.4	15	10	7.5	10	21	0.1	3	5	10	N
	1003p2	ID3	137.1	-0.7	-99.4	30	20	15	7	18	0.1	3	3	10	N
	1003p3	ID3	137.1	-0.7	-99.4	50	35	25	4	15	0.1	3	2	10	N
	1003p4	ID3	137.1	-0.7	-99.4	80	55	40	1	12	0.1	3	1	10	N
	1004p1	ID3	348.7	-53.9	107.7	15	10	7.5	10	21	0.1	3	5	10	N
	1004p2	ID3	348.7	-53.9	107.7	35	20	15	7	18	0.1	3	3	10	N
	1004p3	ID3	348.7	-53.9	107.7	35	35	25	4	15	0.1	3	2	10	N
	1004p4	ID3	348.7	-53.9	107.7	50	55	40	1	12	0.1	3	1	10	N
	1005p1	ID3	316.8	-18.6	92.3	15	10	7.5	10	21	0.1	3	5	10	N
	1005p2	ID3	316.8	-18.6	92.3	35	20	15	7	18	0.1	3	3	10	N
	1005p3	ID3	316.8	-18.6	92.3	35	35	25	4	15	0.1	3	2	10	N
	1005p4	ID3	316.8	-18.6	92.3	50	55	40	1	12	0.1	3	1	10	N
	1006p1	ID3	330.4	-13.6	87.7	15	10	7.5	10	21	0.1	3	5	10	N
	1006p2	ID3	330.4	-13.6	87.7	35	20	15	7	18	0.1	3	3	10	N
	1006p3	ID3	330.4	-13.6	87.7	35	35	25	4	15	0.1	3	2	10	N
	1006p4	ID3	330.4	-13.6	87.7	50	55	40	1	12	0.1	3	1	10	N
	1007p1	ID3	325.7	-43.8	78.1	15	10	7.5	10	21	0.1	3	5	10	N
	1007p2	ID3	325.7	-43.8	78.1	35	20	15	7	18	0.1	3	3	10	N
	1007p3	ID3	325.7	-43.8	78.1	35	35	25	4	15	0.1	3	2	10	N
	1007p4	ID3	325.7	-43.8	78.1	50	55	40	1	12	0.1	3	1	10	N

June 2021	6

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
BHI	1008p1	ID3	153.0	-5.7	-96.6	15	10	7.5	10	21	0.1	3	5	10	N
	1008p2	ID3	153.0	-5.7	-96.6	30	20	15	7	18	0.1	3	3	10	N
	1008p3	ID3	153.0	-5.7	-96.6	50	35	25	4	15	0.1	3	2	10	N
	1008p4	ID3	153.0	-5.7	-96.6	80	55	40	1	12	0.1	3	1	10	N
	99p4	ID3	142.0	9.4	-89.2	80	80	80	1	18	0.1	1	1	10	N
	99n4	NN	142.0	9.4	-89.2	99	99	99	1	1	0.1	1	1	10	N
	9910p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	9905p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	nn1000	NN	51.0	8.5	-155.2	100	100	100	1	1	0.1	3	7	10	N
	avdst2	avdst2	0.0	0.0	0.0	180	180	180	2	2	0.1	1	7	10	N
	avdst3	avdst3	0.0	0.0	0.0	90	90	90	3	3	0.1	1	7	10	N

June 2021	7

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
CBA	1201p1	ID3	145.5	-1.7	-118.7	15	10	7.5	10	21	0.1	3	5	10	N
	1201p2	ID3	145.5	-1.7	-118.7	30	20	15	7	18	0.1	3	3	10	N
	1201p3	ID3	145.5	-1.7	-118.7	50	35	25	4	15	0.1	3	2	10	N
	1201p4	ID3	145.5	-1.7	-118.7	80	55	40	1	12	0.1	3	1	10	N
	1202p1	ID3	120.0	7.6	-94.8	15	10	7.5	10	21	0.1	3	5	10	N
	1202p2	ID3	120.0	7.6	-94.8	30	20	15	7	18	0.1	3	3	10	N
	1202p3	ID3	120.0	7.6	-94.8	50	35	25	4	15	0.1	3	2	10	N
	1202p4	ID3	120.0	7.6	-94.8	80	55	40	1	12	0.1	3	1	10	N
	1203p1	ID3	146.3	-4.0	-105.8	15	10	7.5	10	21	0.1	3	5	10	N
	1203p2	ID3	146.3	-4.0	-105.8	30	20	15	7	18	0.1	3	3	10	N
	1203p3	ID3	146.3	-4.0	-105.8	50	35	25	4	15	0.1	3	2	10	N
	1203p4	ID3	146.3	-4.0	-105.8	80	55	40	1	12	0.1	3	1	10	N
	99p4	ID3	142.0	9.4	-89.2	80	80	80	1	18	0.1	1	1	10	N
	99n4	NN	142.0	9.4	-89.2	99	99	99	1	1	0.1	1	1	10	N
	nn1200	NN	142.0	9.4	-89.2	100	100	100	1	1	0.1	3	7	10	N
	9910p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	9905p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	avdst2	avdst2	0.0	0.0	0.0	180	180	180	2	2	0.1	1	7	10	N
	avdst3	avdst3	0.0	0.0	0.0	90	90	90	3	3	0.1	1	7	10	N

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
CDO	1101p1	ID3	129.6	-0.5	-92.8	15	10	7.5	10	21	0.1	3	5	10	N
	1101p2	ID3	129.6	-0.5	-92.8	30	20	15	7	18	0.1	3	3	10	N
	1101p3	ID3	129.6	-0.5	-92.8	50	35	25	4	15	0.1	3	2	10	N
	1101p4	ID3	129.6	-0.5	-92.8	80	55	40	1	12	0.1	3	1	10	N
	1102p1	ID3	131.9	-7.0	-98.0	15	10	7.5	10	21	0.1	3	5	10	N
	1102p2	ID3	131.9	-7.0	-98.0	30	20	15	7	18	0.1	3	3	10	N
	1102p3	ID3	131.9	-7.0	-98.0	50	35	25	4	15	0.1	3	2	10	N
	1102p4	ID3	131.9	-7.0	-98.0	80	55	40	1	12	0.1	3	1	10	N

June 2021	8

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
CDO	1103p1	ID3	130.7	1.1	-96.2	15	10	7.5	10	21	0.1	3	5	10	N
	1103p2	ID3	130.7	1.1	-96.2	30	20	15	7	18	0.1	3	3	10	N
	1103p3	ID3	130.7	1.1	-96.2	50	35	25	4	15	0.1	3	2	10	N
	1103p4	ID3	130.7	1.1	-96.2	80	55	40	1	12	0.1	3	1	10	N
	1104p1	ID3	130.1	4.4	85.5	15	10	7.5	10	21	0.1	3	5	10	N
	1104p2	ID3	130.1	4.4	85.5	35	20	15	7	18	0.1	3	3	10	N
	1104p3	ID3	130.1	4.4	85.5	35	35	25	4	15	0.1	3	2	10	N
	1104p4	ID3	130.1	4.4	85.5	50	55	40	1	12	0.1	3	1	10	N
	99p4	ID3	142.0	9.4	-89.2	80	80	80	1	18	0.1	1	1	10	N
	99n4	NN	142.0	9.4	-89.2	99	99	99	1	1	0.1	1	1	10	N
	nn1100	NN	142.0	9.4	-89.2	100	100	100	1	1	0.1	3	7	10	N
	9910p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	9905p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	avdst2	avdst2	0.0	0.0	0.0	180	180	180	2	2	0.1	1	7	10	N
	avdst3	avdst3	0.0	0.0	0.0	90	90	90	3	3	0.1	1	7	10	N

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
GAP	2101p1	ID3	114.4	-13.6	-104.6	15	10	7.5	10	21	0.1	3	5	10	N
	2101p2	ID3	114.4	-13.6	-104.6	30	20	15	7	18	0.1	3	3	10	N
	2101p3	ID3	114.4	-13.6	-104.6	50	35	25	4	15	0.1	3	2	10	N
	2101p4	ID3	114.4	-13.6	-104.6	80	55	40	1	12	0.1	3	1	10	N
	2102p1	ID3	121.9	-12.8	-99.0	15	10	7.5	10	21	0.1	3	5	10	N
	2102p2	ID3	121.9	-12.8	-99.0	30	20	15	7	18	0.1	3	3	10	N
	2102p3	ID3	121.9	-12.8	-99.0	50	35	25	4	15	0.1	3	2	10	N
	2102p4	ID3	121.9	-12.8	-99.0	80	55	40	1	12	0.1	3	1	10	N
	2103p1	ID3	135.1	-15.4	-86.7	15	10	7.5	10	21	0.1	3	5	10	N
	2103p2	ID3	135.1	-15.4	-86.7	30	20	15	7	18	0.1	3	3	10	N
	2103p3	ID3	135.1	-15.4	-86.7	50	35	25	4	15	0.1	3	2	10	N
	2103p4	ID3	135.1	-15.4	-86.7	80	55	40	1	12	0.1	3	1	10	N
	2104p1	ID3	131.0	-15.6	-91.9	15	10	7.5	10	21	0.1	3	5	10	N

June 2021	9

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
GAP	2104p2	ID3	131.0	-15.6	-91.9	30	20	15	7	18	0.1	3	3	10	N
	2104p3	ID3	131.0	-15.6	-91.9	50	35	25	4	15	0.1	3	2	10	N
	2104p4	ID3	131.0	-15.6	-91.9	80	55	40	1	12	0.1	3	1	10	N
	2105p1	ID3	111.8	-14.1	-112.5	15	10	7.5	10	21	0.1	3	5	10	N
	2105p2	ID3	111.8	-14.1	-112.5	30	20	15	7	18	0.1	3	3	10	N
	2105p3	ID3	111.8	-14.1	-112.5	50	35	25	4	15	0.1	3	2	10	N
	2105p4	ID3	111.8	-14.1	-112.5	80	55	40	1	12	0.1	3	1	10	N
	99p4	ID3	142.0	9.4	-89.2	80	80	80	1	18	0.1	1	1	10	N
	99n4	NN	142.0	9.4	-89.2	99	99	99	1	1	0.1	1	1	10	N
	nn2100	NN	51.0	8.5	-155.2	100	100	100	1	1	0.1	3	7	10	N
	9910p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	9905p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	avdst2	avdst2	0.0	0.0	0.0	180	180	180	2	2	0.1	1	7	10	N
	avdst3	avdst3	0.0	0.0	0.0	90	90	90	3	3	0.1	1	7	10	N

ZONE	Solid/Vein/ pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
KLN	3001p1	ID3	283.8	-1.7	66.8	15	10	7.5	10	21	0.1	3	4	7	N
	3001p2	ID3	283.8	-1.7	66.8	30	25	15	7	18	0.1	3	3	6	N
	3001p3	ID3	283.8	-1.7	66.8	50	37.5	25	4	15	0.1	3	2	5	N
	3001p4	ID3	283.8	-1.7	66.8	80	55	40	1	12	0.1	3	1	4	N
	3002p1	ID3	284.0	-5.7	-110.8	15	10	7.5	10	21	0.1	3	4	7	N
	3002p2	ID3	284.0	-5.7	-110.8	30	15	5	7	18	0.1	3	3	6	N
	3002p3	ID3	284.0	-5.7	-110.8	50	30	10	4	15	0.1	3	2	5	N
	3002p4	ID3	284.0	-5.7	-110.8	80	40	15	1	12	0.1	3	1	4	N
	3003p1	ID3	320.2	-6.6	-111.1	15	10	7.5	10	21	0.1	3	4	7	N
	3003p2	ID3	320.2	-6.6	-111.1	30	25	10	7	18	0.1	3	3	6	N
	3003p3	ID3	320.2	-6.6	-111.1	50	35	20	4	15	0.1	3	2	5	N
	3003p4	ID3	320.2	-6.6	-111.1	80	60	30	1	12	0.1	3	1	4	N
	3004p1	ID3	280.6	-5.8	-111.4	15	10	7.5	10	21	0.1	3	4	7	N

June 2021	10

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein/ pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
KLN	3004p2	ID3	280.6	-5.8	-111.4	30	25	10	7	18	0.1	3	3	6	N
	3004p3	ID3	280.6	-5.8	-111.4	50	35	20	4	15	0.1	3	2	5	N
	3004p4	ID3	280.6	-5.8	-111.4	80	60	30	1	12	0.1	3	1	4	N
	3005p1	ID3	286.0	3.3	-114.0	15	10	7.5	10	21	0.1	3	4	7	N
	3005p2	ID3	286.0	3.3	-114.0	30	25	10	7	18	0.1	3	3	6	N
	3005p3	ID3	286.0	3.3	-114.0	50	35	20	4	15	0.1	3	2	5	N
	3005p4	ID3	286.0	3.3	-114.0	80	60	30	1	12	0.1	3	1	4	N
	3006p1	ID3	298.1	-33.1	-132.4	15	10	7.5	10	21	0.1	3	4	7	N
	3006p2	ID3	298.1	-33.1	-132.4	30	25	10	7	18	0.1	3	3	6	N
	3006p3	ID3	298.1	-33.1	-132.4	50	35	20	4	15	0.1	3	2	5	N
	3006p4	ID3	298.1	-33.1	-132.4	80	60	30	1	12	0.1	3	1	4	N
	3007p1	ID3	303.7	3.1	-100.9	15	10	7.5	10	21	0.1	3	4	7	N
	3007p2	ID3	303.7	3.1	-100.9	30	25	10	7	18	0.1	3	3	6	N
	3007p3	ID3	303.7	3.1	-100.9	50	35	20	4	15	0.1	3	2	5	N
	3007p4	ID3	303.7	3.1	-100.9	80	60	30	1	12	0.1	3	1	4	N
	99p4	ID3	285.0	3.0	67.0	99	99	99	1	12	0.1	3	1	4	N
	99n1	NN	285.0	3.0	67.0	99	99	99	1	1	0.1	3	1	4	N
	nn3000	NN	285.0	3.0	67.0	99	99	99	1	1	0.1	3	1	4	N
	9910p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	9905p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	avdst2	avdst2	0.0	0.0	0.0	180	180	180	2	2	0.1	1	7	10	N
	avdst3	avdst3	0.0	0.0	0.0	90	90	90	3	3	0.1	1	7	10	N

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
LAG	2211p1	ID3	330.3	-15.2	-66.9	15	10	7.5	10	21	0.1	3	7	10	N
	2211p2	ID3	330.3	-15.2	-66.9	30	20	15	7	18	0.1	3	3	6	N
	2211p3	ID3	330.3	-15.2	-66.9	60	40	30	4	15	0.1	3	2	5	N
	2211p4	ID3	330.3	-15.2	-66.9	80	55	40	1	12	0.1	3	1	4	N
	2212p1	ID3	328.9	-15.4	-74.8	15	10	7.5	10	21	0.1	3	7	10	N
	2212p2	ID3	328.9	-15.4	-74.8	30	20	15	7	18	0.1	3	3	6	N

June 2021	11

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
LAG	2212p3	ID3	328.9	-15.4	-74.8	60	40	30	4	15	0.1	3	2	5	N
	2212p4	ID3	328.9	-15.4	-74.8	80	55	40	1	12	0.1	3	1	4	N
	2213p1	ID3	313.8	-17.1	-87.4	15	10	7.5	10	21	0.1	3	7	10	N
	2213p2	ID3	313.8	-17.1	-87.4	30	20	15	7	18	0.1	3	3	6	N
	2213p3	ID3	313.8	-17.1	-87.4	60	40	30	4	15	0.1	3	2	5	N
	2213p4	ID3	313.8	-17.1	-87.4	80	55	40	1	12	0.1	3	1	4	N
	2214p1	ID3	333.9	-87.4	-75.5	15	10	7.5	10	21	0.1	3	7	10	N
	2214p2	ID3	333.9	-87.4	-75.5	30	20	15	7	18	0.1	3	3	6	N
	2214p3	ID3	333.9	-87.4	-75.5	60	40	30	4	15	0.1	3	2	5	N
	2214p4	ID3	333.9	-87.4	-75.5	80	55	40	1	12	0.1	3	1	4	N
	2215p1	ID3	310.6	-17.3	-56.2	15	10	7.5	10	21	0.1	3	7	10	N
	2215p2	ID3	310.6	-17.3	-56.2	30	20	15	7	18	0.1	3	3	6	N
	2215p3	ID3	310.6	-17.3	-56.2	60	40	30	4	15	0.1	3	2	5	N
	2215p4	ID3	310.6	-17.3	-56.2	80	55	40	1	12	0.1	3	1	4	N
	2221p1	ID3	320.8	-16.5	-73.5	15	10	7.5	10	21	0.1	3	7	10	N
	2221p2	ID3	320.8	-16.5	-73.5	30	20	15	7	18	0.1	3	3	6	N
	2221p3	ID3	320.8	-16.5	-73.5	60	40	30	4	15	0.1	3	2	5	N
	2221p4	ID3	320.8	-16.5	-73.5	80	55	40	1	12	0.1	3	1	4	N
	2222p1	ID3	330.2	-15.6	-69.9	15	10	7.5	10	21	0.1	3	7	10	N
	2222p2	ID3	330.2	-15.6	-69.9	30	20	15	7	18	0.1	3	3	6	N
	2222p3	ID3	330.2	-15.6	-69.9	60	40	30	4	15	0.1	3	2	5	N
	2222p4	ID3	330.2	-15.6	-69.9	80	55	40	1	12	0.1	3	1	4	N
	2223p1	ID3	334.9	-9.4	-98.6	15	10	7.5	10	21	0.1	3	7	10	N
	2223p2	ID3	334.9	-9.4	-98.6	30	20	15	7	18	0.1	3	3	6	N
	2223p3	ID3	334.9	-9.4	-98.6	60	40	30	4	15	0.1	3	2	5	N
	2223p4	ID3	334.9	-9.4	-98.6	80	55	40	1	12	0.1	3	1	4	N
	2231p1	ID3	342.3	-13.3	-71.6	15	10	7.5	10	21	0.1	3	7	10	N
	2231p2	ID3	342.3	-13.3	-71.6	30	20	15	7	18	0.1	3	3	6	N
	2231p3	ID3	342.3	-13.3	-71.6	60	40	30	4	15	0.1	3	2	5	N
	2231p4	ID3	342.3	-13.3	-71.6	80	55	40	1	12	0.1	3	1	4	N
	2232p1	ID3	323.6	-17.3	-71.4	15	10	7.5	10	21	0.1	3	7	10	N
	2232p2	ID3	323.6	-17.3	-71.4	30	20	15	7	18	0.1	3	3	6	N

June 2021	12

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
LAG	2232p3	ID3	323.6	-17.3	-71.4	60	40	30	4	15	0.1	3	2	5	N
	2232p4	ID3	323.6	-17.3	-71.4	80	55	40	1	12	0.1	3	1	4	N
	2241p1	ID3	342.4	-13.2	-70.2	15	10	7.5	10	21	0.1	3	7	10	N
	2241p2	ID3	342.4	-13.2	-70.2	30	20	15	7	18	0.1	3	3	6	N
	2241p3	ID3	342.4	-13.2	-70.2	60	40	30	4	15	0.1	3	2	5	N
	2241p4	ID3	342.4	-13.2	-70.2	80	55	40	1	12	0.1	3	1	4	N
	2242p1	ID3	323.3	-16.6	-71.8	15	10	7.5	10	21	0.1	3	7	10	N
	2242p2	ID3	323.3	-16.6	-71.8	30	20	15	7	18	0.1	3	3	6	N
	2242p3	ID3	323.3	-16.6	-71.8	60	40	30	4	15	0.1	3	2	5	N
	2242p4	ID3	323.3	-16.6	-71.8	80	55	40	1	12	0.1	3	1	4	N
	99p4	ID3	99.0	99.0	99.0	99	99	99	1	12	0.1	1	1	10	N
	99n4	NN	99.0	99.0	99.0	99	99	99	1	1	0.1	1	1	10	N
	nn2200	NN	99.0	99.0	99.0	100	100	100	1	1	0.1	3	7	10	N
	avdst2	avdst2	0.0	0.0	0.0	180	180	180	2	2	0.1	1	7	10	N
	avdst3	avdst3	0.0	0.0	0.0	90	90	90	3	3	0.1	1	7	10	N
	9910p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	9905p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N

June 2021	13

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
LUP	4101p1	ID3	204.0	25.5	-42.2	15	10	7.5	10	21	0.1	3	7	10	N
	4101p2	ID3	204.0	25.5	-42.2	30	15	10	7	18	0.1	3	3	6	N
	4101p3	ID3	204.0	25.5	-42.2	60	30	20	4	15	0.1	3	2	5	N
	4101p4	ID3	204.0	25.5	-42.2	80	40	30	1	12	0.1	3	1	4	N
	4102p1	ID3	70.0	0.0	-150.0	15	10	7.5	10	21	0.1	3	7	10	N
	4102p2	ID3	70.0	0.0	-150.0	30	15	10	7	18	0.1	3	3	6	N
	4102p3	ID3	70.0	0.0	-150.0	60	30	20	4	15	0.1	3	2	5	N
	4102p4	ID3	70.0	0.0	-150.0	80	40	30	1	12	0.1	3	1	4	N
	4103p1	ID3	65.0	-2.0	21.8	15	10	7.5	10	21	0.1	3	7	10	N
	4103p2	ID3	65.0	-2.0	21.8	30	15	10	7	18	0.1	3	3	6	N
	4103p3	ID3	65.0	-2.0	21.8	60	30	20	4	15	0.1	3	2	5	N
	4103p4	ID3	65.0	-2.0	21.8	80	40	30	1	12	0.1	3	1	4	N
	4104p1	ID3	65.6	-5.3	28.7	15	10	7.5	10	21	0.1	3	7	10	N
	4104p2	ID3	65.6	-5.3	28.7	30	15	10	7	18	0.1	3	3	6	N
	4104p3	ID3	65.6	-5.3	28.7	60	30	20	4	15	0.1	3	2	5	N
	4104p4	ID3	65.6	-5.3	28.7	80	40	30	1	12	0.1	3	1	4	N
	4105p1	ID3	58.2	3.8	52.2	15	10	7.5	10	21	0.1	3	7	10	N
	4105p2	ID3	58.2	3.8	52.2	30	15	10	7	18	0.1	3	3	6	N
	4105p3	ID3	58.2	3.8	52.2	60	30	20	4	15	0.1	3	2	5	N
	4105p4	ID3	58.2	3.8	52.2	80	40	30	1	12	0.1	3	1	4	N
	4106p1	ID3	70.0	0.0	-158.7	15	10	7.5	10	21	0.1	3	7	10	N
	4106p2	ID3	70.0	0.0	-158.7	30	15	10	7	18	0.1	3	3	6	N
	4106p3	ID3	70.0	0.0	-158.7	60	30	20	4	15	0.1	3	2	5	N
	4106p4	ID3	70.0	0.0	-158.7	80	40	30	1	12	0.1	3	1	4	N
	4107p1	ID3	67.0	-8.3	7.9	15	10	7.5	10	21	0.1	3	7	10	N
	4107p2	ID3	67.0	-8.3	7.9	30	15	10	7	18	0.1	3	3	6	N
	4107p3	ID3	67.0	-8.3	7.9	60	30	20	4	15	0.1	3	2	5	N
	4107p4	ID3	67.0	-8.3	7.9	80	40	30	1	12	0.1	3	1	4	N
	4108p1	ID3	51.0	8.5	-155.2	15	10	7.5	10	21	0.1	3	7	10	N
	4108p2	ID3	51.0	8.5	-155.2	30	24	10	7	18	0.1	3	3	6	N
	4108p3	ID3	51.0	8.5	-155.2	60	48	20	4	15	0.1	3	2	5	N
	4108p4	ID3	51.0	8.5	-155.2	80	64	30	1	12	0.1	3	1	4	N

June 2021	14

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
LUP	4109p1	ID3	63.4	35.9	-153.5	15	10	7.5	10	21	0.1	3	7	10	N
	4109p2	ID3	63.4	35.9	-153.5	30	24	10	7	18	0.1	3	3	6	N
	4109p3	ID3	63.4	35.9	-153.5	60	48	20	4	15	0.1	3	2	5	N
	4109p4	ID3	63.4	35.9	-153.5	80	64	30	1	12	0.1	3	1	4	N
	4110p1	ID3	335.2	-51.9	7.9	15	10	7.5	10	21	0.1	3	7	10	N
	4110p2	ID3	335.2	-51.9	7.9	30	15	10	7	18	0.1	3	3	6	N
	4110p3	ID3	335.2	-51.9	7.9	60	30	20	4	15	0.1	3	2	5	N
	4110p4	ID3	335.2	-51.9	7.9	80	40	30	1	12	0.1	3	1	4	N
	99p4	ID3	142.0	9.4	-89.2	99	99	99	1	12	0.1	1	1	10	N
	99n4	NN	142.0	9.4	-89.2	99	99	99	1	1	0.1	1	1	10	N
	nn4100	NN	51.0	8.5	-155.2	100	100	100	1	1	0.1	3	7	10	N
	avdst2	avdst2	0.0	0.0	0.0	180	180	180	2	2	0.1	1	7	10	N
	avdst3	avdst3	0.0	0.0	0.0	90	90	90	3	3	0.1	1	7	10	N
	9905p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	9910p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
MAR	2301p1	ID3	131.3	-23.6	-75.6	15	10	7.5	10	21	0.1	3	5	10	N
	2301p2	ID3	131.3	-23.6	-75.6	30	20	15	7	18	0.1	3	3	10	N
	2301p3	ID3	131.3	-23.6	-75.6	50	35	25	4	15	0.1	3	2	10	N
	2301p4	ID3	131.3	-23.6	-75.6	80	55	40	1	12	0.1	3	1	10	N
	2302p1	ID3	148.9	-11.2	-77.8	15	10	7.5	10	21	0.1	3	5	10	N
	2302p2	ID3	148.9	-11.2	-77.8	30	20	15	7	18	0.1	3	3	10	N
	2302p3	ID3	148.9	-11.2	-77.8	50	35	25	4	15	0.1	3	2	10	N
	2302p4	ID3	148.9	-11.2	-77.8	80	55	40	1	12	0.1	3	1	10	N
	2303p1	ID3	135.6	-7.1	-67.4	15	10	7.5	10	21	0.1	3	5	10	N
	2303p2	ID3	89.3	58.9	-42.3	30	20	15	7	18	0.1	3	3	10	N
	2303p3	ID3	135.6	-7.1	-67.4	50	35	25	4	15	0.1	3	2	10	N
	2303p4	ID3	135.6	-7.1	-67.4	80	55	40	1	12	0.1	3	1	10	N

June 2021	15

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
MAR	2304p1	ID3	316.2	-33.4	81.7	15	10	7.5	10	21	0.1	3	5	10	N
	2304p2	ID3	316.2	-33.4	81.7	35	20	15	7	18	0.1	3	3	10	N
	2304p3	ID3	316.2	-33.4	81.7	35	35	25	4	15	0.1	3	2	10	N
	2304p4	ID3	316.2	-33.4	81.7	50	55	40	1	12	0.1	3	1	10	N
	2305p1	ID3	135.4	-22.8	-84.4	15	10	7.5	10	21	0.1	3	5	10	N
	2305p2	ID3	135.4	-22.8	-84.4	30	20	15	7	18	0.1	3	3	10	N
	2305p3	ID3	135.4	-22.8	-84.4	50	35	25	4	15	0.1	3	2	10	N
	2305p4	ID3	135.4	-22.8	-84.4	80	55	40	1	12	0.1	3	1	10	N
	2306p1	ID3	141.0	-22.1	-81.0	15	10	7.5	10	21	0.1	3	5	10	N
	2306p2	ID3	141.0	-22.1	-81.0	30	20	15	7	18	0.1	3	3	10	N
	2306p3	ID3	141.0	-22.1	-81.0	50	35	25	4	15	0.1	3	2	10	N
	2306p4	ID3	141.0	-22.1	-81.0	80	55	40	1	12	0.1	3	1	10	N
	2307p1	ID3	296.6	-24.9	52.1	15	10	7.5	10	21	0.1	3	5	10	N
	2307p2	ID3	296.6	-24.9	52.1	35	20	15	7	18	0.1	3	3	10	N
	2307p3	ID3	296.6	-24.9	52.1	35	35	25	4	15	0.1	3	2	10	N
	2307p4	ID3	296.6	-24.9	52.1	50	55	40	1	12	0.1	3	1	10	N
	99p4	ID3	142.0	9.4	-89.2	80	80	80	1	18	0.1	1	1	10	N
	99n4	NN	142.0	9.4	-89.2	99	99	99	1	1	0.1	1	1	10	N
	nn2300	NN	51.0	8.5	-155.2	100	100	100	1	1	0.1	3	7	10	N
	avdst2	avdst2	0.0	0.0	0.0	180	180	180	2	2	0.1	1	7	10	N
	avdst3	avdst3	0.0	0.0	0.0	90	90	90	3	3	0.1	1	7	10	N
	9905p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	9910p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N

June 2021	16

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico

ZONE	Solid/Vein /pass	Estim. Method	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min smpl/Est	Max smpl/Est	Simple/ Ord. Var. Nugget	Max smpl/dh	Min dh/Est	Max dh/Est	Use Soft Boundaries
RDO	3101p1	ID3	302.0	-23.0	52.3	15	10	7.5	10	21	0.1	3	4	7	N
	3101p2	ID3	302.0	-23.0	52.3	30	25	15	7	18	0.1	3	3	6	N
	3101p3	ID3	302.0	-23.0	52.3	50	37.5	25	4	15	0.1	3	2	5	N
	3101p4	ID3	302.0	-23.0	52.3	80	55	40	1	12	0.1	3	1	4	N
	3102p1	ID3	323.0	24.0	-128.0	15	10	7.5	10	21	0.1	3	4	7	N
	3102p2	ID3	323.0	24.0	-128.0	30	15	5	7	18	0.1	3	3	6	N
	3102p3	ID3	323.0	24.0	-128.0	50	30	10	4	15	0.1	3	2	5	N
	3102p4	ID3	323.0	24.0	-128.0	80	40	15	1	12	0.1	3	1	4	N
	3103p1	ID3	336.0	16.0	-126.0	15	10	7.5	10	21	0.1	3	4	7	N
	3103p2	ID3	336.0	16.0	-126.0	30	25	10	7	18	0.1	3	3	6	N
	3103p3	ID3	336.0	16.0	-126.0	50	35	20	4	15	0.1	3	2	5	N
	3103p4	ID3	336.0	16.0	-126.0	80	60	30	1	12	0.1	3	1	4	N
	99p4	ID3	302.0	-23.0	57.0	99	99	99	1	12	0.1	3	1	4	N
	99n1	NN	302.0	-23.0	57.0	99	99	99	1	1	0.1	3	1	4	N
	3100n1	NN	302.0	-23.0	57.0	99	99	99	1	1	0.1	3	1	4	N
	avdst2	avdst2	0.0	0.0	0.0	180	180	180	2	2	0.1	1	7	10	N
	avdst3	avdst3	0.0	0.0	0.0	90	90	90	3	3	0.1	1	7	10	N
	9905p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N
	9910p4	ID3	142.0	9.4	-89.2	45	45	45	4	15	0.1	3	1	10	N

June 2021	17

Equinox Gold Corp. NI 43-101 – Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico